
13001349


FIRST
INDUSTRIAL
REALTY·TRUST

LETTER TO STOCKHOLDERS FROM THE PRESIDENT AND CEO

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

2012 ANNUAL REPORT

In connection with the 2013 Annual Meeting of Stockholders, we have collected the Letter to Stockholders from the President and CEO, Notice of Annual Meeting of Stockholders, Proxy Statement and 2012 Annual Report under one cover.

First Industrial Realty Trust, Inc.
www.firstindustrial.com

Table of Contents


FIRST
INDUSTRIAL
REALTY·TRUST

LETTER TO STOCKHOLDERS FROM THE PRESIDENT AND CEO

Fellow Shareholders,

For First Industrial Realty Trust, 2012 was a year in which we wanted to "get after growth." We were successful in many areas, while we would have liked to do better in others. Overall, I am pleased with the steps we are taking to move our Company forward. We achieved a total shareholder return of 37.6%, placing us in the Top 17% of all REITS in the MCSI REIT Index for the entire year and second among our industrial-only REIT peers.* Our stock price performance reflected our continued execution on driving cash flow and value by leasing our properties, enhancing our portfolio quality through new investments and disposition of assets that do not fit our portfolio objectives, and strengthening our balance sheet. Clearly all of our efforts were supported by the growth in the overall U.S. economy. My teammates around the country, however, are essential to — and deserve much credit for — our success, and I thank them for their contributions.

Driving Cash Flow and Value from Our Portfolio

Through the focus and efforts of our team on leasing, we achieved year-end occupancy of 89.9%, a 200 basis point increase from year-end 2011. The fourth quarter was especially strong as we grew occupancy 140 basis points with gains coming across the country. We also delivered industrial sector-leading same store net operating income growth that averaged 5.8% for the four quarters of 2012.

A major win for us was the long-term lease we signed at our First Inland Logistics Center, our 692,000 square foot distribution center in Southern California — which is our largest market based on percentage of rental income. Given that this was our first development project following the financial crisis (and speculative), we knew that all eyes were on this execution — especially ours. With limited competing supply of large-box facilities in that submarket and a site plan that offered the rare, in-demand feature of excess trailer parking, we leased the facility for more than 15 years with a growing specialty retailer with economics that exceeded our pro-forma. This win demonstrated the capabilities of our platform, and helped set the stage for more new investments that I will discuss shortly.

Industry fundamentals remain favorable on both the demand and supply sides of the equation. As the economy continues its slow and steady growth, businesses are seeking space to accommodate growing demand. New supply of industrial space remains quite limited compared to historical standards, and development is focused largely in markets where rents have recovered sufficiently to justify it — like Southern California's Inland Empire and Los Angeles markets, as well as Houston, South Florida, Central Pennsylvania, and Indianapolis. There are certainly one-off projects in all markets, but rents still need to recover significantly to warrant speculative development in most regions. Given the short development time in our sector, it is our job to keep an eye on this new supply.

In light of this solid fundamental backdrop, tenants are now faced with fewer choices in the marketplace. As a result, concessions continue to subside and retention is trending positively for us and the sector on the whole. Tenant retention is especially important to improving cash flow, as downtime is avoided and leasing costs on renewals are significantly lower than those for new leasing. We continued to face rental rate declines on a cash basis on the whole for our portfolio in 2012, as we rolled down leases signed at the market's prior peaks. We expect overall rental rate rolldowns again in 2013, but one further sign of the market's improvement is that we expect rates on renewals to be flat to slightly positive.

Our leasing progress in 2012, along with supportive industry fundamentals, have us on the right path to achieving our year-end 2013 occupancy goal of 92% that we established at our Investor Day in November 2011. We have work to do to reach that goal and our team is focused on it. Beyond 2013, we believe we have the opportunity to drive more cash flow from our existing portfolio as we make further progress to a stabilized occupancy level in the mid-nineties.

Investing for Growth and Quality

One of our biggest disappointments during 2012 was our inability to find quality stabilized or value-add assets to acquire. A big reason for our light volume was asset pricing. For quality leased or partially-leased distribution assets in top locations, values continued to escalate. With additional capital funneling into the sector, this trend shows no sign of abating. While this makes acquisitions ever more challenging, the bright side is the implication for the value of our portfolio. We are going to keep competing, but we are also going to maintain our discipline in demanding appropriate returns and appropriate asset quality. We completed only one leased property acquisition during the year, buying our joint venture partner's 85% interest in a 390,000 square-foot distribution center in York, PA with a total investment of $21.8 million including our original interest. This facility certainly met our quality and market criteria, but we would have liked to acquire more buildings like this one.

To grow our portfolio and deliver risk-adjusted returns superior to acquisitions, we are using our platform to develop in strategic submarkets. These submarkets enjoy current demand that exceeds supply for the types of buildings we are constructing and offer above-average prospects for long-term rental rate growth. We are investing in quality facilities with sought-after features like wide truck courts and ample trailer parking that will compete well across real estate cycles.

2012 saw us launch $115 million of new development investments which will serve the dual shareholder interests of providing solid risk-adjusted returns and improving the quality of our portfolio. These developments total 1.7 million square feet comprised of the 300,300 square-foot First Chino Logistics Center in the Inland Empire of Southern California, the 489,000 square-foot First Bandini Logistics Center at a strategic in-fill location in the Los Angeles market, the 708,000 square-foot First Logistics Center @ I-83 in the York submarket in Central Pennsylvania, and a 155,867 square-foot leased expansion in Minneapolis that we delivered prior to year-end.

We reported the good news in our fourth quarter earnings release that our First Chino Logistics Center has already been leased. Our tenant is slated to take occupancy in the middle of the second quarter, a year ahead of pro-forma with above pro-forma returns. We are making progress on the other two developments and, consistent with our track record, we are focused on getting them built on-time and on-budget — and leased!

Our strengthened balance sheet can support up to approximately $250 million of new speculative development at any one time. We want to grow our Company but we also want to effectively manage risk. Some of the balance sheet actions I address shortly have put us in a position to accommodate this limit. We view our development capacity as a revolver, such that if we lease up a project, we effectively reduce the risk associated with that asset, freeing up the related capital for additional developments.

We will soon be adding to our roster of developments on a site we acquired near our First Inland Logistics Center in Moreno Valley in Southern California for $6.3 million in the first quarter of 2013. This parcel can accommodate a distribution center of approximately 550,000 square feet with total estimated investment of $32 to $34 million. We expect to begin work on this project this year. We also recently acquired a site in the high-occupancy North submarket of Houston that can accommodate approximately 350,000 square feet. We expect to start construction on the Houston development in 2014.

Including these newly acquired parcels, our land bank totals more than 570 useable acres that can accommodate in excess of 7.4 million square feet of additional development. While some sites may be suitable for speculative development, we are also pursuing built-to-suit projects and will selectively consider purchase offers as well. Ultimately, as with all of our properties, our job is to maximize the value of these assets.

Asset Management Progress — Addition by Subtraction

Last year, I discussed our portfolio enhancement efforts which we like to describe as "addition by subtraction." We remain keenly focused on the sale of assets that do not fit our long-term portfolio objectives, continuing the process that we began in late 2010.

In 2012, we sold $85.6 million of properties, comprised of 4.2 million square feet and a land parcel, meeting our volume target and significantly enhancing our portfolio. Sales for the year exceeded our written-down book value by 29%.

We continue to target certain buildings for sale to users, while others require further lease-up to achieve better pricing as we market them to investors. Our sales approach is multi-faceted and we will continue to employ what we believe is the best strategy for a given asset, not simply one that will sell it the fastest. Consistent with our overall approach, we want to maximize value for our shareholders in our sales process, so we will continue to be disciplined.

Our largest sale during the year was our Columbus portfolio. While not a "home run" in terms of pricing, we were pleased with our execution given our view of the fundamentals in that market and the profile of the assets.

For 2013, we are again targeting $75 million to $100 million of sales as we continue our "addition by subtraction" strategy. As we have noted before, asset management is an ongoing process and we will keep shaping our portfolio through additional sales in the coming years.

Balance Sheet Foundation

Underlying all of our activities is our balance sheet, and we have done a good job as a team of further strengthening this foundation of our business. Our focus has been on delevering, reducing capital costs, ensuring we have capital for growth, and maintaining our flexibility.

Our key capital market actions during the year demonstrated this focus. Through our April tender offer, we repurchased $87 million of primarily longer-dated senior notes with high coupon rates, and we opportunistically repurchased $19 million of bonds in the open market during the year. We completed a $117 million common equity offering in August that pre-funded our development projects, on top of $18 million we raised in the first quarter via our ATM to fund our Central Pennsylvania acquisition. We also closed on $100.6 million of secured financing on a 10-year basis at a very attractive rate of 4.03% that provided capital to paydown other higher rate mortgages.

Our redemption of $50 million of our 7.25% Series J Preferred Stock during the fourth quarter efficiently redeployed some of our excess sales proceeds and is another example of our efforts to reduce capital costs. Overall, our 2012 capital actions resulted in a reduction in net debt of $139 million and lower leverage ratios, while providing capital to fund our investments.

During the first quarter of 2013, we followed up on these actions by announcing the redemption of the remaining $100 million of the 7.25% Series J Preferred Stock which was funded by a $132 million common equity raise. The additional $32 million of proceeds initially reduced our balance on our line of credit and will ultimately be deployed in new investments. In 2013, we will reduce our capital costs by retiring a total of $72 million of mortgage debt with an average coupon of 7% and we have similar opportunities in 2014 through 2016 to retire approximately $150 million of mortgage debt with an average coupon of 6.7%.

We are making strides on our overall path to becoming an investment grade rated company once again. Achieving investment grade will enhance our financial flexibility by providing us with more efficient and cost-effective access to the unsecured debt markets. Improving our fixed charge coverage ratio is an important step on our path to investment grade. The retirement of the 7.25% Series J Preferred Stock and the refinancing of higher-cost mortgages will accelerate this improvement. Driving incremental cash flow from our existing portfolio and executing on our new developments are also critical steps on that path.

We endeavor to be judicious with our issuance of equity, in terms of amounts, timing and uses. As a fellow shareholder along with my colleagues on the FR team, we hold equity very dear. We know that effective capital sourcing, along with effective capital allocation, is critical as we seek to create shareholder value from our growth initiatives.

Working for Shareholders

As a team, we embrace our job of delivering value for and being responsive to shareholders. Two ways we are doing so is our return to paying a dividend to common stockholders and partnership unitholders as well as through the governance initiatives we are putting forth for shareholder approval in our proxy statement.

We were pleased to re-join the club of dividend-paying REITs, as announced on our fourth quarter 2012 earnings call. The Board declared a common dividend of $0.085 per share for the first quarter of 2013. The Board decided that an initial payout ratio of 50% to 60% of adjusted funds from operations was appropriate. At this level, we established a base from which we hope to grow the dividend that also enables us to retain capital for cash needs, including principal amortization payments on mortgage debt, as well as new investments.

In the proxy statement, we are asking shareholders to approve certain amendments to our charter. There are several changes that we ask that you review before voting, but the driving force behind these changes is our proposal to eliminate our classified board of directors, which provides for each director to stand for election once every three years. With shareholder approval of the charter amendments, we will move to annual elections for all board members. The Board has determined that given our stabilized operations, strengthened balance sheet and growth trajectory, the time is right to make this change.

With Gratitude

On behalf of the Company and my fellow Board members, I would like to thank Kevin Lynch, who resigned from the Board earlier this year, for his many years of service to First Industrial. His insights, assistance and support greatly benefited the management team and shareholders, and we wish him the best.

I would also like to again thank the entire First Industrial team, as each and every one of them is an integral part of where we are today and where we are going tomorrow.

In Closing

As our team knows, 2013 is about more of the same, with an emphasis on more — more leasing, investments, targeted asset sales, and taking care of our customers. By doing so, we can deliver more value to our shareholders as we improve cash flow, enhance our portfolio, further demonstrate the power of our platform, and narrow the gap in valuation that the market ascribes to us compared to our direct industry peers.

We thank you for entrusting us with your capital. We are focused on continuing to earn that trust by meeting our goals.

Sincerely,



Bruce W. Duncan
President and Chief Executive Officer

April 11, 2013


FIRST
INDUSTRIAL
REALTY·TRUST

FIRST INDUSTRIAL REALTY TRUST, INC.

311 South Wacker Drive
Suite 3900
Chicago, Illinois 60606

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 9, 2013

NOTICE IS HEREBY GIVEN that the 2013 Annual Meeting of Stockholders (the "Annual Meeting") of First Industrial Realty Trust, Inc. (the "Company") will be held on Thursday, May 9, 2013 at 9:00 a.m. at the 10th Floor Conference Room, 311 South Wacker Drive, Chicago, Illinois 60606 for the following purposes:

1. To consider and act upon a Company proposal to amend the Company's charter:

A. to declassify the Company's Board of Directors;

B. to provide that, consistent with the Company's current director removal standard, directors may be removed by the stockholders of the Company only for cause;

C. to provide more complete and modern ownership and transfer restrictions, designed to, among other things, assist us in complying with requirements related to our qualification as a REIT;

D. to delete the current definition of "Independent Director" so as to ensure consistency with NYSE standards; and

E. to remove an existing exception from the Company's election to be governed by the provisions of the Maryland Business Combination Act;

2. If each of the Charter Proposals (as defined below) is approved, to elect six directors to the Board of Directors to serve until the 2014 Annual Meeting of Stockholders, and until their successors are duly elected and qualify;

3. If any of the Charter Proposals is not approved, to elect two Class I Directors of the Company to serve until the 2016 Annual Meeting of Stockholders and one Class II Director of the Company to serve until the 2014 Annual Meeting of Stockholders, and in each case until their successors are duly elected and qualify;

4. To approve, on an advisory (i.e. non-binding) basis, the compensation of the Company's named executive officers as disclosed in the Proxy Statement for this meeting;

5. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013; and

6. To consider and act upon any other matters that may properly be brought before the Annual Meeting and at any adjournments or postponements thereof.

The implementation of any of Proposals 1A, 1B, 1C, 1D and 1E (each, a "Charter Proposal" and, collectively, the "Charter Proposals") is conditioned on the approval of all such Charter Proposals. **Thus, none of the Charter Proposals will be implemented unless all of the Charter Proposals are approved by the applicable required shareholder vote.**

Any action may be taken on the foregoing matters at the Annual Meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the Annual Meeting may be adjourned, or to which the Annual Meeting may be postponed.

The Board of Directors has fixed the close of business on March 19, 2013 as the record date for the Annual Meeting. Only stockholders of record of the Company's Common Stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof.

You are requested to fill in and sign the enclosed Proxy Card, which is being solicited by the Board of Directors, and to mail it promptly in the enclosed postage-prepaid envelope. Any proxy may be revoked by delivery of a later dated proxy. Stockholders of record who attend the Annual Meeting may vote in person, even if they have previously delivered a signed proxy. "Street name" stockholders who wish to vote in person will need to obtain a duly executed proxy form from the institution that holds their shares prior to the Annual Meeting.

By Order of the Board of Directors

W. Ed Tyler	Bruce W. Duncan
Chairman of the Board	*President and CEO*

Chicago, Illinois
April 11, 2013

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PREPAID ENVELOPE PROVIDED.



FIRST INDUSTRIAL REALTY TRUST, INC.

311 South Wacker Drive
Suite 3900
Chicago, Illinois 60606

PROXY STATEMENT

FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 9, 2013

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of First Industrial Realty Trust, Inc. ("First Industrial" or the "Company") for use at the 2013 Annual Meeting of Stockholders of the Company to be held on Thursday, May 9, 2013, and at any adjournments or postponements thereof (the "Annual Meeting"). At the Annual Meeting, stockholders will be asked to vote (i) upon a Company proposal to approve Articles of Amendment to the Company's articles of incorporation (as amended to date, the "Charter") (a) to declassify the Board of Directors; (b) to provide that, consistent with the Company's current director removal standard, directors may be removed by the stockholders of the Company only for cause; (c) to provide more complete and modern ownership and transfer restrictions, designed to, among other things, assist us in complying with requirements related to our qualification as a REIT; (d) to delete the current definition of "Independent Director" so as to ensure consistency with NYSE standards; and (e) to remove an existing exception from the Company's election to be governed by the provisions of the Maryland Business Combination Act (each, a Charter Proposal" and, collectively, the "Charter Proposals"), (ii) if each of the Charter Proposals is approved, to elect six directors to the Board of Directors to serve until the 2014 Annual Meeting of Stockholders, and until their successors are duly elected and qualify, (iii) if any of the Charter Proposals is not approved, to elect two Class I Directors of the Company to serve until the 2016 Annual Meeting of Stockholders and one Class II Director of the Company to serve until the 2014 Annual Meeting of Stockholders, and in each case until their successors are duly elected and qualify, (iv) to approve, on an advisory (i.e. non-binding) basis, the compensation of the Company's named executive officers as disclosed in this Proxy Statement, (v) to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year and (vi) to act on any other matters properly brought before them.

This Proxy Statement and the accompanying Notice of Annual Meeting and Proxy Card are first being sent to stockholders on or about April 11, 2013. The Board of Directors has fixed the close of business on March 19, 2013 as the record date for the Annual Meeting (the "Record Date"). Only stockholders of record of Common Stock at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 107,485,907 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Holders of Common Stock outstanding as of the close of business on the Record Date will be entitled to one vote for each share held by them on each matter presented to the stockholders at the Annual Meeting.

Stockholders of the Company are requested to complete, sign, date and promptly return the accompanying Proxy Card in the enclosed postage-prepaid envelope. Shares represented by a properly executed Proxy Card received prior to the vote at the Annual Meeting and not revoked will be voted at the Annual Meeting as directed on the Proxy Card. If a properly executed Proxy Card is submitted and no instructions are given, the persons designated as proxy holders on the Proxy Card will vote (i) FOR the approval of each of the Charter Proposals, (ii) FOR the election of the six nominees for director named in this Proxy Statement if each of the Charter Proposals is approved, (iii) FOR the election of the two nominees for Class I Directors and one nominee for Class II Director named in this Proxy Statement if any of the Charter Proposals is not approved, (iv) FOR the approval, on an advisory basis, of the compensation of our named executive officers, (v) FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year and (vi) in their own discretion with respect to any other business that may properly come before the stockholders at the Annual Meeting or at any adjournments or postponements thereof. It is not anticipated that any matters other than those set forth in the Proxy Statement will be presented at the Annual Meeting.

The presence, in person or by proxy, of holders of at least a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. The affirmative vote of the holders of two-thirds of the votes entitled to be cast with a quorum present at the Annual Meeting is required for the approval of each of the Charter Proposals. The affirmative vote of the holders of a majority of the votes cast with a quorum present at the Annual Meeting is required (i) for the election of directors, (ii) for the approval, on an advisory basis, of the compensation of our named executive officers and (iii) for the ratification of the appointment of the Company's independent registered public accounting firm. With respect to the Charter Proposals, abstentions will not be counted as votes cast but will be counted as entitled to vote, and, accordingly, will effectively be treated as votes against the Charter Proposals. **The Board of Directors has determined that the implementation of each of the Charter Proposals is conditioned on the approval of all of the Charter Proposals. Thus, none of the Charter Proposals will be implemented unless all of the Charter Proposals are approved by the applicable required shareholder vote.**

A stockholder of record may revoke a proxy at any time before it has been exercised by filing a written revocation with the Secretary of the Company at the address of the Company set forth above, by filing a duly executed proxy bearing a later date, or by appearing in person and voting by ballot at the Annual Meeting. Any stockholder of record as of the Record Date attending the Annual Meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a stockholder at the Annual Meeting will not constitute revocation of a previously given proxy. "Street name" stockholders who wish to vote in person will need to obtain a duly executed proxy form from the institution that holds their shares prior to the Annual Meeting.

Appendix C to this Proxy Statement contains the Company's 2012 Annual Report, including the Company's financial statements for the fiscal year ended December 31, 2012 and certain other information required by the rules and regulations of the Securities and Exchange Commission (the "SEC"). The Company's 2012 Annual Report, however, is not part of the proxy solicitation material. See "Other Matters — Incorporation by Reference" herein.

BROKER NON-VOTES

Stockholders of the Company who have received this Proxy Statement from their broker or other fiduciary should have received instructions for directing how that broker or fiduciary should vote the stockholder's shares. It will be the broker's or fiduciary's responsibility to vote the stockholder's shares for the stockholder in the manner directed. The stockholder must complete, execute and return the voting instruction form in the envelope provided by the broker.

Under the rules of the New York Stock Exchange (the "NYSE"), brokers generally may vote on routine matters, such as the ratification of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. If there is a non-routine matter presented to stockholders at a meeting and the stockholder's broker or fiduciary does not receive instructions from the stockholder on how to vote on that matter, the broker or fiduciary will return the proxy card to the Company, indicating that he or she does not have the authority to vote on that matter. This is generally referred to as a "broker non-vote" and may affect the outcome of the voting on those matters, as discussed below.

The proposal described in this Proxy Statement for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2013 is considered a routine matter under the NYSE rules. Each of the other proposals is considered a non-routine matter under NYSE rules and could result in broker non-votes. With respect to the Charter Proposals, broker non-votes will not be counted as votes cast but will be counted as entitled to vote, and accordingly, will effectively be treated as votes against the Charter Proposals. With respect to each of the proposals other than the Charter Proposals, broker non-votes will not be counted as votes cast and, accordingly, will have no effect on the result of the vote, although they will be counted for quorum purposes. We therefore encourage stockholders to provide directions to their broker as to how the stockholder wants their shares voted on all matters to be brought before the Annual Meeting. The stockholder should do this by carefully following the instructions the broker gives the stockholder concerning its procedures. This ensures that the stockholder's shares will be voted at the meeting.

PROXY STATEMENT

PROPOSAL 1

AMENDMENTS TO THE COMPANY'S CHARTER

BACKGROUND OF THE PROPOSALS

Our Board of Directors is committed to strong and effective corporate governance and monitors regularly our corporate governance policies and practices to ensure we meet or exceed the requirements of applicable laws, regulations and rules, and the NYSE's listing standards. As part of its continuing review of corporate governance matters, the Company's Nominating/Corporate Governance Committee determined that a declassified board of directors has become a corporate governance "best practice," particularly among real estate investment trusts ("REITs"). As such, the Nominating/Corporate Governance Committee elected to present for the consideration of the Board of Directors a proposal to approve and recommend an amendment to the Company's Charter to provide for declassification of the Board of Directors.

In connection with this analysis, the Nominating/Corporate Governance Committee also initiated a comprehensive review of our Charter and our Amended and Restated Bylaws (the "Existing Bylaws"), and engaged our internal staff and external advisors to make recommendations regarding any necessary or desirable amendments to the Charter and Existing Bylaws. During the course of this review, we identified certain elements of the Company's corporate governance infrastructure in need of updating in light of the proposed declassification amendment, current market practices, changes in the Company's ownership structure and changes in corporate governance best practices since the principal provisions of the Company's Charter and Existing Bylaws were initially drafted and implemented in 1994. After the completion of its review, the Nominating/Corporate Governance Committee recommended certain proposed modifications for consideration by the Board of Directors. Each of these proposed modifications are described below, though the Company's stockholders are only being asked to vote on modifications to be effected through an amendment to the Company's Charter.

Upon the recommendation of the Nominating/Corporate Governance Committee, after careful consideration, the Board of Directors has approved, and recommends to our stockholders that they approve, amendments to our Charter (a) to declassify the Board of Directors; (b) to provide that, consistent with the Company's current director removal standard, directors may be removed by the stockholders of the Company only for cause; (c) to provide more complete and modern ownership and transfer restrictions, designed, among other things, to assist us in complying with requirements related to our qualification as a REIT; (d) to delete the current definition of "Independent Director" so as to ensure consistency with NYSE standards; and (e) to remove an existing exception from the Company's election to be governed by the provisions of the Maryland Business Combination Act. The general description of these proposed amendments is qualified in its entirety by reference to the complete text of the proposed Articles of Amendment, which are attached as Appendix A to this Proxy Statement.

In addition, the Board of Directors, upon recommendation from the Nominating/Corporate Governance Committee, has provisionally approved an amendment and restatement of our Existing Bylaws to implement the declassification of our Board of Directors and other Charter Proposals, and to make other changes to reflect current market practices and corporate governance best practices. The modifications to our Existing Bylaws are described below. See "Amendment and Restatement of the Company's Bylaws." The general description of these proposed modifications is qualified in its entirety by reference to the complete text of the Second Amended and Restated Bylaws (the "Amended Bylaws"), which are attached as Appendix B to this Proxy Statement. Additions to the Existing Bylaws are indicated by underlined text and deletions from the Existing Bylaws are indicated by strike-through text. The Company's stockholders are not required to approve, and are not being asked to vote to approve, the Amended Bylaws. Our Board of Directors also has approved amendments to our Corporate Governance Guidelines to add a director resignation policy consistent with the majority vote standard applicable to uncontested elections. The amended Corporate Governance Guidelines will require each incumbent nominee to submit an irrevocable contingent resignation letter prior to the mailing of the proxy statement for an annual meeting at which the nominee's candidacy will be considered. If the nominee does not receive more votes cast "For" than "Against" his or her election, our Nominating/Corporate Governance Committee will recommend to the Board of Directors that it accept the nominee's contingent resignation, unless the Board determines that acceptance of the resignation would not be in the Company's best interests.

Approval of each of the Charter Proposals requires the affirmative vote of at least two-thirds of all votes entitled to be cast by our stockholders on the matter. Because the Board of Directors believes that the proposed modifications to the Company's Charter, Existing Bylaws and Corporate Governance Guidelines cumulatively provide for an appropriate and effective updating of the corporate governance infrastructure, the Board of Directors has determined that the implementation of each of these modifications is to be conditioned on the approval of all of such modifications. Thus, none of the Charter amendments described in the Charter Proposals, nor any of the amendments to the Existing Bylaws described below, will be implemented unless all of the Charter Proposals are approved by the applicable required shareholder vote.

If each of the Charter Proposals is approved, we will temporarily recess the Annual Meeting to file an Articles of Amendment setting forth the aforesaid amendments to our Charter. The amendments will become effective upon acceptance for record of the Articles of Amendment setting forth these amendments by the State Department of Assessments and Taxation of Maryland.

PROPOSAL 1A

DECLASSIFICATION

Our Charter currently provides that the Board of Directors be divided into three classes, with each class elected every three years. After careful consideration, our Board of Directors has unanimously approved, and recommends that all stockholders approve, an amendment to our Charter eliminating the classified structure of the Board effective at the Annual Meeting. This will allow our stockholders to vote on the election of our entire Board of Directors each year, rather than on a staggered basis as provided under our current classified board structure. We urge you to review carefully this proposed amendment to Article VI, Section 6.2 of the Charter, as set forth in Appendix A, in its entirety, because this summary may not contain all of the information concerning this amendment that is important to you.

BACKGROUND

In determining whether to propose declassification to our stockholders, the Board of Directors considered the advantages and disadvantages of maintaining the classified board structure as compared to providing for an annual election of all directors.

The Board of Directors recognizes that classified boards have a long history in corporate law, and have many advantages. A classified board may promote board continuity, and is considered by some to provide stability in the management of the business and affairs of a company because a majority of directors will have prior experience as directors of a company. Classified boards also encourage directors to take a long-term perspective and may, in some circumstances, enhance stockholder value by forcing an entity seeking control of a company to initiate discussions at arms'-length with the board of the company, because the entity cannot replace the entire board in a single election.

However, the Board of Directors also considered that classified boards are sometimes seen to reduce the accountability of directors to stockholders, because stockholders are unable to evaluate and elect all directors on an annual basis. Director elections provide stockholders with an opportunity to express their views on the performance of individual directors, and many institutional investors believe that the election of directors is the primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing these policies. A classified board structure affords stockholders this opportunity only once every three years for any particular director.

After deliberating over the considerations noted above, the Board of Directors unanimously determined that it is in the best interests of the Company and its stockholders to eliminate the classified Board structure, as proposed. As such, the Board of Directors has decided to submit this proposal to eliminate the classified Board structure.

IMPLEMENTATION OF THE PROPOSAL

If our stockholders approve this Proposal 1A (as well as the other Charter Proposals), then effective upon acceptance for record of the Articles of Amendment setting forth the aforesaid amendments by the State

Department of Assessments and Taxation of Maryland, and in connection with Proposal 2, all of our directors whose terms do not expire at this Annual Meeting will resign and have been nominated to stand for election to a one-year term expiring at the 2014 Annual Meeting of Stockholders, and the three directors whose terms expire at this Annual Meeting have also been nominated to stand for election to a one-year term expiring at the 2014 Annual Meeting of Stockholders. Thereafter, all of our directors would be subject to annual elections to serve until the next annual meeting of stockholders and until their successors were duly elected and qualify.

If our stockholders fail to approve any of the Charter Proposals, the Board of Directors will continue to be divided into three classes of directors elected for three-year terms, and the stockholders will vote on Proposal 3 for the election of the three directors whose terms expire at this Annual Meeting and have been nominated to stand for election. In such event, the directors whose terms do not expire at this meeting will not resign and will continue to serve for the remainder of the terms for which they were elected.

The Board of Directors recommends a vote FOR this proposal to approve the amendment to our Charter to declassify the Board of Directors.

PROPOSAL 1B

REMOVAL OF DIRECTORS

In addition to the Charter amendment described above, a second proposed amendment to the Charter provides that the stockholders may remove any director or the entire Board of Directors only for cause.

The Existing Bylaws currently provide that a director may only be removed by the stockholders for cause. The Maryland General Corporation Law (the "MGCL") provides that, absent a provision in a company's charter to the contrary, a member of a board of directors that is not classified may be removed by a majority vote of the stockholders, with or without cause. Thus, if our Board of Directors were declassified, our directors would be subject to removal as provided in the MGCL unless our Charter were amended to include the director removal standard currently provided in our Existing Bylaws. After deliberation, the Board of Directors has unanimously determined that, because declassification of the Board of Directors will afford stockholders the opportunity to evaluate and elect all directors on an annual basis, the Company's existing standard permitting the interim removal of directors only for cause remains appropriate and in the best interests of the Company. As such, the Board of Directors has decided to submit this proposal to amend the Company's Charter to maintain the Company's existing standard of providing for the removal of directors only for cause.

If our stockholders approve this Proposal 1B (as well as the other Charter Proposals), Article VI, Section 6.2 of the Charter will be amended to provide that directors may be removed from office only for cause and only upon the majority vote of the stockholders. We urge you to review carefully this proposed amendment to Article VI, Section 6.2 of the Charter, as set forth in Appendix A, in its entirety, as well as the potential anti-takeover effects discussed in "Anti-Takeover Effects", because this summary may not contain all of the information concerning this amendment that is important to you. In addition, because the director removal provision in the Existing Bylaws will have no legal effect following the declassification of the Board of Directors, Section 2.13 of the Existing Bylaws will be amended to provide that directors of the Corporation may be removed only as provided in the Company's Charter.

The Board of Directors recommends a vote FOR this proposal to approve the amendment to our Charter to retain our existing director removal standard.

PROPOSAL 1C

REIT OWNERSHIP AND TRANSFER RESTRICTIONS

The Company is a REIT, subject to Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). For the Company to qualify as a REIT under the Code, among other things, not more than

50% in value of its outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. Our capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter tax year. For various purposes, including ensuring that we remain a qualified REIT, Article IX of our Charter, subject to certain exceptions, currently provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than an aggregate of 9.9% in value of our capital stock.

Since the original drafting and implementation of these provisions in 1994, significant changes in REIT industry practice have occurred with respect to transfer restrictions designed to ensure REIT compliance. Accordingly, in connection with its review of the Company's corporate governance infrastructure, the Board of Directors is recommending a comprehensive revision of the provisions of Article IX of our Charter to bring these provisions in line with current practice. The Board of Directors has thus adopted, and recommends that the stockholders approve, a complete amendment of Article IX of the Charter in the form included in Appendix A to this Proxy Statement. In addition, the Board of Directors has adopted, and recommends that the stockholders approve, certain conforming amendments to Section 7.3 of the Charter.

The provisions of Article IX, as it is proposed to be amended pursuant to this Proposal 1C, are summarized below. We urge you to review carefully these proposed amendments to Section 7.3 and Article IX of the Charter, as set forth in Appendix A, as well as the potential anti-takeover effects discussed in "Anti-Takeover Effects", in their entirety because this summary may not contain all of the information concerning these amendments that is important to you.

Article IX of our Charter currently provides that, subject to certain exceptions, no person may own or be deemed to own by virtue of the attribution provisions of the Code, more than an aggregate of 9.9% in value of our capital stock. As amended, Article IX would modify and expand this ownership restriction such that no person (or "group", as defined in Section 13(d) of the Securities Exchange Act) may own or be deemed to own more than an aggregate of 9.8% of our total capital stock, or more than 9.8% of either our Common Stock or our preferred stock, as a class. Article IX will continue to provide that any transfer of capital stock or any security convertible into capital stock that would create a direct or indirect ownership of capital stock in excess of the ownership limit or that would result in our disqualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in us being "closely held" within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to the capital stock.

Capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the ownership limit will automatically constitute shares of "excess stock," as defined in our Charter, that will be transferred, by operation of law, to a trust for the exclusive benefit of one or more charitable organizations selected by the Board. Under amended Article IX, the trustee of the charitable trust will have the right to vote the shares while the excess stock is held in trust instead of the voting rights being lost as under the existing provisions. While, under the existing provisions of Article IX, excess stock would not be entitled to participate in the accumulation or payment of dividends or other distributions, the proposed amendments to Article IX would provide that any dividend or distribution be paid to the trustee of the charitable trust.

In addition, Article IX, as amended, provides that we will have the right, for a period of 90 days after the later of the date of any event that resulted in excess stock or the date on which the Board determines that such an event has occurred, to purchase all or any portion of the excess stock from the original stockholder at the lesser of the price paid for the capital stock by the original stockholder (or, in the case of a transfer without value or an event other than a transfer that results in excess stock, the market price on the date of such event) and the market price of the capital stock on the date we exercise our option to purchase, as determined in the manner set forth in our Charter. The 90-day period begins on the date of the violative event if the original stockholder gives notice to us of the event or, if no such notice is given, the date the Board determines that a violative event has occurred. We may also direct the trustee to transfer the shares to a third party whose ownership would not violate Article IX. For this transfer, proceeds would be distributed in a manner comparable to the distribution of proceeds from a Company purchase.

The Board of Directors recommends a vote FOR this proposal to approve the amendment to Article IX of our Charter and the conforming amendment to Section 7.3 of our Charter to provide for more complete and modern ownership and transfer restrictions, designed to, among other things, assist us in complying with requirements related to our qualification as a REIT.

PROPOSAL 1D

DELETION OF DEFINITION OF "INDEPENDENT DIRECTOR"

Article VI, Section 6.1 of our Charter currently provides, among other things, that a majority of the Company's directors shall be "Independent Directors," which term is defined to require that he or she be neither an employee of the Company nor a member of The Shidler Group, an affiliate of the Company's founder and former Chairman of the Board of Directors, Jay Shidler. In addition, as discussed in Proposal 2 of this Proxy Statement, in determining the independence of its members, the Board of Directors also applies the following standards, consistent with the Company's Corporate Governance Guidelines:

1) After taking into account all relevant facts and circumstances, the Board of Directors must determine that the member has no material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Relationships to be considered include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

2) The member must satisfy the independence tests set forth in Section 303A.02(b) of the Listed Company Manual of the NYSE.

The Board of Directors believes that the definition of "Independent Director" set forth in Article VI, Section 6.1 of the Charter is no longer meaningful in analyzing the independence of a director. Mr. Shidler resigned from the Board of Directors on February 1, 2010, and since that time has not participated in the management of the Company. In light of Mr. Shidler's resignation, and considering that no member of The Shidler Group has served as a director of the Company since such resignation, the Board of Directors believes that the express reference to The Shidler Group in the Company's Charter is no longer necessary. Moreover, because the Board of Directors is required by the independence tests established by the NYSE to consider all material relationships that a director has with the Company in analyzing the director's independence, any reference in the Charter to one specific potential relationship that must be considered is not appropriate. The Board of Directors has thus determined that it is in the best interests of the Company to amend Article VI, Section 6.1 of the Charter to delete the definition of "Independent Director". We urge you to review carefully this proposed amendment to Article VI, Section 6.1 of the Charter, as set forth in Appendix A, in its entirety because this summary may not contain all the information about this amendment that is important to you.

The Board of Directors recommends a vote FOR this proposal to approve the amendment to Article VI, Section 6.1 of our Charter to delete the definition of "Independent Director" so as to ensure consistency with NYSE standards.

PROPOSAL 1E

DELETION OF EXEMPTION FROM MARYLAND BUSINESS COMBINATION ACT

Under the Maryland Business Combination Act, certain "business combinations" (as defined in the MGCL) between a Maryland corporation and an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Under the MGCL, an "interested stockholder" includes a person who is:

- the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the outstanding voting stock of the corporation; or

- an affiliate or associate of the corporation and was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding stock of the corporation at any time within the two-year period immediately prior to the date in question.

Business combinations for the purposes of the preceding paragraph are defined by the MGCL to include certain mergers, consolidations, share exchanges and asset transfers, some issuances and reclassifications of equity securities, the adoption of a plan of liquidation or dissolution or the receipt by an interested stockholder or its affiliate of any loan advance, guarantee, pledge or other financial assistance or tax advantage provided by the Company.

Article XIII of the Charter currently provides that, pursuant to Section 3-603(e)(1)(iii) of the MGCL, the Company expressly elects not to be governed by the Maryland Business Combination Act with respect to any business combination in which the only interested stockholder is Jay Shidler.

As discussed in Proposal 1D, Mr. Shidler, the Company's founder and former Chairman of the Board of Directors, stepped down as Chairman and resigned from the Board of Directors on February 1, 2010, and since that time has not participated in the management of the Company. Moreover, according to reports filed with the SEC, Mr. Shidler is currently the beneficial owner of approximately 1.7% of the Company's Common Stock, and has not in the past 2 years beneficially owned in excess of 6.9% of the Company's Common Stock. As such, Mr. Shidler is not currently an "interested stockholder" for purposes of the Maryland Business Combination Act.

In light of Mr. Shidler's reduced ownership of the Company, and the cessation of his involvement in the management of the Company, the Board of Directors has determined that it is no longer appropriate for the Charter to include an express exemption from the Maryland Business Combination Act for transactions in which Mr. Shidler is the only "interested stockholder." As such, and with the express intention the Maryland Business Combination Act shall apply to the Company and to each and all of its stockholders, the Board of Directors has unanimously approved, and recommends that all stockholders approve, an amendment to the Charter to delete Article XIII in its entirety.

The Board of Directors recommends a vote FOR this proposal to approve the amendment to our Charter to delete Article XIII in its entirety.

AMENDMENT AND RESTATEMENT OF THE COMPANY'S BYLAWS

The Board of Directors has approved, subject to stockholder approval of each of the Charter Proposals, the Amended Bylaws, in order to modify our Existing Bylaws so as to conform with the Charter amendments and/or comply with current market practices and corporate governance best-practices. The modifications to our Existing Bylaws do not require stockholder action. These Amended Bylaws will only take effect if each of the Charter Proposals is approved by our stockholders. The general description of these proposed modifications presented below is qualified in its entirety by reference to the complete text of the Amended Bylaws, which are attached as Appendix B to this Proxy Statement. Additions to the Existing Bylaws are indicated by underlined text and deletions from the Existing Bylaws are indicated by strike-through text.

Deletion of Director Removal Standard

As discussed in Proposal 1B, the Existing Bylaws currently provide that a director may only be removed by the stockholders for cause. The MGCL provides that, absent a provision in a company's charter to the contrary, a member of a board of directors that is not classified may be removed by a majority vote of the stockholders, with or without cause. As such, if each of the Charter Proposals were approved, the director removal standard currently set forth in the Existing Bylaws would have no legal effect and could potentially be misleading. The Board of Directors has thus approved an amendment to Section 2.13 of the Existing Bylaws to provide that directors of the Company may be removed only as provided in the Company's Charter. We urge you to review carefully this modification to Section 2.13 of the Existing Bylaws, as set forth in Appendix B, in its entirety because this summary may not contain all of the information concerning this modification that is important to you.

Modification of Advance Notice Bylaw

Our Existing Bylaws provide that any stockholder of record wishing to nominate a director or have a stockholder proposal considered at an annual meeting must provide written notice and certain supporting documentation to the Company relating to the nomination or proposal not less than 75 days nor more than 180 days prior to the anniversary date of the prior year's annual meeting or special meeting in lieu thereof. The Board of Directors has determined that, since the adoption of this "advance notice" bylaw by the Company, market practices have changed such that many advance notice bylaws now require that written notice relating to a nomination or proposal be submitted by stockholders not less than 120 days nor more than 150 days before the anniversary date of the mailing date of the proxy statement for the prior year's annual meeting (the "Mailing Date Anniversary"). The Board of Directors has thus approved modifications to Section 1.3 and Section 2.4 of the Existing Bylaws to provide that any stockholder of record wishing to nominate a director or have a stockholder proposal considered at an annual meeting must provide written notice and certain supporting documentation to the Company relating to the nomination or proposal not less than 120 days nor more than 150 days prior to the Mailing Date Anniversary. We urge you to review carefully these amendments to Section 1.3 and Section 2.4 of the Existing Bylaws, as set forth in Appendix B, in its entirety because this summary may not contain all of the information concerning this amendment that is important to you. Additionally, we urge you to review the potential anti-takeover effects of our advance notice provision discussed in "Anti-Takeover Effects".

Plurality Vote Standard in Contested Elections of Directors

Our Existing Bylaws currently provide that a majority of the votes cast at a meeting of our stockholders duly called and at which a quorum is present shall be sufficient to take or authorize action upon any matter which is properly brought before the meeting, unless more than a majority of the votes cast is specifically required by statute, the Charter or the Existing Bylaws. As such, our directors are elected by a majority of the votes cast in the election of directors.

As a part of its review of our corporate governance, our Board of Directors determined that it is in the best interests of the Company and our stockholders to retain a majority vote standard in uncontested director elections. The Board of Directors concluded that the retention of a majority vote standard will reinforce the Board's accountability to our stockholders, by requiring that a nominee must obtain more "For" than "Against" votes in order to be elected.

The Board of Directors believes, however, that a plurality vote standard should be implemented in contested director elections. Under this plurality vote standard, the director nominees who receive the highest number of affirmative votes cast for each seat on the Board are elected as directors. Accordingly, a director may be elected without receiving a majority of votes cast "For" his or her election and even if the number of "Withheld" votes exceeds the number of "For" votes. If a majority vote standard is used in a contested election, fewer candidates could be elected to the board than the number of authorized board seats.

Additionally, because the Company is incorporated in Maryland, our Board of Directors also has approved amendments to our Corporate Governance Guidelines so as to add a director resignation policy consistent with the majority vote standard in uncontested elections. Under the MGCL, even if an incumbent director does not receive the vote required for re-election, that director will continue to serve as a "holdover director" until a successor is elected and qualified. The amended Corporate Governance Guidelines will require each incumbent nominee to submit an irrevocable contingent resignation letter prior to the mailing of the proxy statement for an annual meeting at which the nominee's candidacy will be considered. If the nominee does not receive more votes cast "For" than "Against" their election, our Nominating/Corporate Governance Committee will recommend to the Board of Directors that it accept the nominee's contingent resignation, unless it determines that acceptance of the resignation would not be in the Company's best interests. The Board of Directors will decide whether to accept or reject the contingent resignation offer at its next regularly scheduled meeting, but in no event later than 120 days following certification of the election results. The Board's decision and its reasons will be promptly disclosed in a periodic or current report filed with the SEC.

We urge you to review carefully this amendment to Section 1.8 of the Existing Bylaws, as set forth in Appendix B, in its entirety because this summary may not contain all of the information concerning this amendment that is important to you.

General Updating Amendments

In addition to the modifications described above, the Board of Directors has approved various modifications to the Existing Bylaws to make conforming changes consistent with the Charter Proposals, to fix typographical errors, to delete or modify outdated provisions and to update notice provisions and provisions relating to the conduct of annual and special meetings to conform with current industry and market standards.

Anti-Takeover Effects

Our Board of Directors unanimously recommends that the Charter amendments be approved for the reasons set forth in this Proxy Statement. You should be aware, however, that certain of the proposed Charter amendments, in particular amending the Charter (a) to provide that, consistent with the Company's current director removal standard, directors may be removed by the stockholders of the Company only for cause and (b) to modify Article IX of the Charter as described in Proposal 1C, may have anti-takeover effects in that such amendments may impede the removal of incumbent directors and restrict the ability of a stockholder to accumulate substantial holdings of our Common Stock, respectively. Proposals 1B and 1C have not been made in response to, and are not being presented to deter, any effort to obtain control of the Company and are not being proposed as anti-takeover measures. Nevertheless, these Charter amendments may have the effect of impeding the removal of incumbent directors and management, even if such removal may be beneficial to all of our stockholders. In addition, these Charter amendments may impede or discourage an acquisition of our Common Stock, tender offer or other transaction, even if such a transaction may be favorable to the interests of some or all of our stockholders. This might prevent our common stockholders from realizing an opportunity to sell all or a portion of their shares of our stock at higher than market prices. For these reasons, our incumbent directors and executive officers may have an interest in the approval of the Charter amendments that other stockholders of our Company may not share.

The anti-takeover effect of Proposals 1B and 1C should also be considered in light of other existing circumstances applicable to us, which could also have the effect of preventing a change of control. For example, if each of the Charter Proposals is approved by our stockholders, certain provisions of our Charter and our Amended Bylaws could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change in control of our Company. These provisions include the following:

- *Preferred Stock.* Under our Charter, our Board of Directors has the power to issue preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders.
- *Advance Notice Bylaws.* Our Amended Bylaws require advance notice procedures with respect to nominations of directors and shareholder proposals.
- *Stockholder Action by Written Consent.* Our Amended Bylaws contain a provision that permits our stockholders to take action by written consent in lieu of an annual or special meeting of stockholders only if the unanimous consent of the stockholders is obtained.
- *Ability of Stockholders to Call Special Meeting.* Under our Amended Bylaws, we are only required to call a special meeting at the request of the stockholders if the request is made by at least a majority of all votes entitled to be cast by our stockholders generally in the election of directors.
- *Maryland Control Share Acquisition Act.* Our Amended Bylaws contain a provision exempting acquisitions of our shares from the Maryland Control Share Acquisition Act.

PROPOSAL 2

ELECTION OF DIRECTORS

Pursuant to the Company's Charter, the maximum number of members allowed to serve on the Company's Board of Directors is twelve. Following the resignation of Kevin W. Lynch from the Board of Directors on February 25, 2013, the Board of Directors of the Company reduced its size from seven seats to six seats. The Board of Directors is divided into three classes, with the directors in each class serving for a term of three years and until their successors are duly elected and qualify. The term of one class expires at each Annual Meeting of Stockholders. Pursuant to the Existing Bylaws, vacancies on the Board of Directors may be filled by a majority vote of the directors, and directors elected to fill vacancies shall hold office until the next Annual Meeting of Stockholders.

Our Board of Directors has approved an amendment to our Charter that, if approved by the stockholders at this Annual Meeting (together with the other Charter Proposals), will eliminate the three-year staggered terms of our directors effective at the Annual Meeting. As a result, if all of the Charter Proposals are approved by our stockholders, any directors whose terms do not expire at this Annual Meeting will resign and have been nominated to stand for election to a one-year term expiring at the 2014 Annual Meeting of Stockholders, and the three directors whose terms expire at this Annual Meeting have also been nominated to stand for election to a one-year term expiring at the 2014 Annual Meeting of Stockholders. If our stockholders do not approve all of the Charter Proposals, this Proposal 2 will not be submitted to a vote of our stockholders at the Annual Meeting, and instead Proposal 3 (Election of Classified Directors) will be submitted in its place.

The Board of Directors has nominated Matthew S. Dominski, Bruce W. Duncan, H. Patrick Hackett, Jr., John Rau, L. Peter Sharpe and W. Ed Tyler to serve as directors (the "Nominees"). All of the Nominees are currently serving as directors of the Company. Each of the Nominees has consented to be named as a nominee in this Proxy Statement. The Board of Directors anticipates that each of the Nominees will serve as a director if elected. However, if any person nominated by the Board of Directors is unable to accept election, the proxies will vote for the election of such other person or persons as the Board of Directors may recommend.

The Board of Directors recommends a vote FOR the Nominees.

INFORMATION REGARDING THE NOMINEES

The following biographical descriptions set forth certain information with respect to the six Nominees for election as directors and certain executive officers, based on information furnished to the Company by such persons. The following information is as of March 19, 2013, unless otherwise specified.

Matthew S. Dominski Director since 2010

Mr. Dominski, 58, has been a director of the Company since March 2010. He also presently serves as a director of CBL & Associates Properties, Inc., one of the largest shopping mall real estate investment trusts in the United States. From 1993 through 2000, Mr. Dominski served as Chief Executive Officer of Urban Shopping Centers ("Urban"), formerly one of the largest regional mall property companies in the country and also a publicly traded real estate investment trust. Following the purchase of Urban by Rodamco North America in 2000, Mr. Dominski served as Urban's President until 2002. In 2003, Mr. Dominski formed Polaris Capital, LLC, a Chicago, Illinois based real estate investment firm of which he currently is joint owner. From 1998 until 2004, Mr. Dominski served as a member of the Board of Trustees of the International Council of Shopping Centers. Mr. Dominski's extensive experience leading other public and private real estate companies, both as a senior executive and a director, is a valuable asset to the Board of Directors.

Bruce W. Duncan Director since 2009

Mr. Duncan, 61, has been President, Chief Executive Officer and a Director of the Company since January 2009. He also presently serves as the chairman of the Board of Directors of Starwood Hotels & Resorts

Worldwide, Inc. (NYSE: HOT) ("Starwood"), a leading worldwide hotel and leisure company, a position he has held since May 2005. From April 2007 to September 2007, Mr. Duncan served as Chief Executive Officer of Starwood on an interim basis. Mr. Duncan has served as a Director of Starwood since 1999 and as a trustee of the REIT subsidiary of Starwood from 1995 to 2006. He also was a senior advisor to Kohlberg Kravis & Roberts & Co. from July 2008 until January 2009. From May 2005 to December 2005, Mr. Duncan was Chief Executive Officer and Trustee of Equity Residential (NYSE: EQR) ("EQR"), a publicly traded apartment company. From January 2003 to May 2005, he was President, Chief Executive Officer and Trustee, and from April 2002 to December 2002, President and Trustee of EQR. From December 1995 until March 2000, Mr. Duncan served as Chairman, President and Chief Executive Officer of Cadillac Fairview Corporation, a real estate operating company. From January 1992 to October 1994, Mr. Duncan was President and Co-Chief Executive Officer of JMB Institutional Realty Corporation providing advice and management for investments in real estate by tax-exempt investors and from 1978 to 1992, he worked for JMB Realty Corporation where he served in various capacities, culminating as Executive Vice President and a member of the Board of Directors. Mr. Duncan's extensive experience leading other publicly traded real estate companies, both as a senior executive and a director, is critical to his ability to lead the Company as its Chief Executive Officer, and is a valuable asset to the Board of Directors. Moreover, as the Company's Chief Executive Officer, Mr. Duncan brings to our Board of Directors his in-depth knowledge of our business, strategy, operations, competition and financial position. Mr. Duncan's membership on the Board of Directors is critical to ensuring appropriate coordination and communication between the Company's executive officers and the Board of Directors.

H. Patrick Hackett, Jr. Director since 2009

Mr. Hackett, 61, has been a director of the Company since December 2009. Mr. Hackett is the Chief Executive Officer of HHS Co., a real estate company located in the Chicago area. Previously, he served as the President and Chief Executive Officer of RREEF Capital, Inc. and as Principal of The RREEF Funds, an international commercial real estate investment management firm. Mr. Hackett taught real estate finance at the Kellogg Graduate School of Management for 15 years when he also served on the real estate advisory boards of Kellogg and the Massachusetts Institute of Technology. He serves on the boards of Wintrust Financial Corporation (NASDAQ: WTFC) and Textura Corporation. Mr. Hackett is a director of North Shore Bank. Mr. Hackett provides the Board of Directors with valuable real estate finance expertise, and the Board of Directors further benefits from Mr. Hackett's experience on other boards in the financial services sector. In addition, Mr. Hackett's financial expertise is valuable to the Company's Audit Committee, which he has chaired since June 2010 and within which he is an "audit committee financial expert."

John Rau Director since 1994

Mr. Rau, 64, has been a director of the Company since June 1994. Since December 2002, Mr. Rau has served as President and Chief Executive Officer and as a director of Miami Corporation, a private asset management firm. From January 1997 to March 2000, he was a director, President and Chief Executive Officer of Chicago Title Corporation (NYSE: CTZ), and its subsidiaries, Chicago Title and Trust Co., Chicago Title Insurance Co., Ticor Title Insurance Co. and Security Union Title Insurance Co. Mr. Rau was a director of BorgWarner, Inc. from 1997 to 2006, a director of William Wrigley Jr. Company from March 2005 until the company was sold to Mars, Inc. in September 2008 and a director of Nicor, Inc. from 1997 until it was sold to AGL Resources Inc. in December 2011, and continues as a director of AGL Resources Inc. Mr. Rau is a director of BMO Financial Corp. and BMO/Harris Bank, and served as a director of LaSalle Bank, N.A. until its 2007 sale to Bank of America. From July 1993 until November 1996, Mr. Rau was Dean of the Indiana University School of Business. From 1991 to 1993, Mr. Rau served as Chairman of the Illinois Economic Development Board and as special advisor to Illinois Governor Jim Edgar. From 1990 to 1993, he was Chairman of the Banking Research Center Board of Advisors and a Visiting Scholar at Northwestern University's J.L. Kellogg Graduate School of Management. During that time, he also served as Special Consultant to McKinsey & Company, a worldwide strategic consulting firm. From 1989 to 1991, Mr. Rau served as President and Chief Executive Officer of LaSalle National Bank. From 1979 to 1989, he was associated with The Exchange National Bank, serving as President from 1983 to 1989, at which time The Exchange National Bank merged with LaSalle

National Bank. Prior to 1979, he was associated with First National Bank of Chicago. Mr. Rau's extensive experience in the banking and title insurance industries provides the Board of Directors with valuable insight into the matters of corporate and real estate finance, as well as financial services management and risk management. Moreover, Mr. Rau's financial expertise is valuable to the Company's Audit Committee, on which he currently serves.

L. Peter Sharpe Director since 2010

Mr. Sharpe, 66, has been a director of the Company since November 2010. He served as President and Chief Executive Officer of Cadillac Fairview Corporation from March 2000 through December 31, 2010. Prior to March 2000, Mr. Sharpe held various positions at Cadillac Fairview Corporation, including serving as its Executive Vice President of Operations from 1990 to 2000. Mr. Sharpe currently serves as a director of Postmedia Network Canada Corp., Morguard Corporation and Allied Properties Real Estate Investment Trust. From 2009 through 2010, Mr. Sharpe served as Chairman of the Board of Directors of the International Council of Shopping Centers, the global trade association of the shopping center industry, and also served as a director of Multiplan Empreendimentos Imobiliários S.A. (Bovespa: MULT3), one of the leading developers, owners and operators of shopping centers in Brazil. Previously, Mr. Sharpe served as a director on the boards of Legacy REIT, from 1997 to 2001, and Fairmont Hotels & Resorts, from 2001 to 2006. Mr. Sharpe's experience managing large real estate development companies, and serving on the boards of real estate investment trusts, has provided him with real estate knowledge and corporate organizational skills that benefit our Board of Directors tremendously. In addition to his executive experience, inclusive of managing a substantial real estate entity for an institutional ownership constituency, Mr. Sharpe has a substantial background in real estate investment leasing and operations activities. Moreover, Mr. Sharpe's financial expertise, and his experience serving on the Audit Committees of other publicly traded real estate companies, is valuable to the Company's Audit Committee, on which he currently serves, and the Compensation Committee, of which he currently serves as Chairman.

W. Ed Tyler Director since 2000

Mr. Tyler, 60, has been a director of the Company since March 2000, served as Lead Director from October 2008 to January 2009 and has served as non-executive Chairman of the Board of Directors since January 2009. Mr. Tyler also served as the Company's interim Chief Executive Officer from October 2008 to January 2009. Mr. Tyler is a director of Nanophase Technologies Corporation (NASDAQ: NANX). Mr. Tyler was appointed CEO of Ideapoint Ventures in 2002. Ideapoint Ventures is an early stage venture fund that focuses on nanotechnologies. Prior to joining Ideapoint Ventures, Mr. Tyler served as Chief Executive Officer and a director of Moore Corporation Limited, a provider of data capture, information design, marketing services, digital communications and print solutions, from 1998 to 2000. Prior to joining Moore Corporation, Mr. Tyler served in various capacities at R.R. Donnelley & Sons Company, most recently as Executive Vice President and Chief Technology Officer, from 1997 to 1998, and as Executive Vice President and Sector President of Donnelley's Networked Services Sector, from 1995 to 1997. Mr. Tyler's extensive experience as a senior executive and director of other companies, both private and publicly traded, is extremely valuable to the Board of Directors. Moreover, this experience, coupled with Mr. Tyler's prior service as interim Chief Executive Officer of the Company, affords Mr. Tyler a unique perspective, and helps him facilitate communications between the Company's senior executives and the Board of Directors in his role as Chairman of the Board.

INFORMATION REGARDING EXECUTIVE OFFICERS AND OTHER SENIOR MANAGEMENT

Scott A. Musil

Mr. Musil, 45, has been Chief Financial Officer of the Company since March 2011 and Chief Accounting Officer of the Company since March 2006. He served as acting Chief Financial Officer of the Company from December 2008 to March 2011. Mr. Musil has also served as Senior Vice President of the Company since March 2001, Treasurer of the Company since May 2002 and Assistant Secretary of the Company since July 2012. Mr. Musil previously served as Controller of the Company from December 1995 to March 2012, Assistant Secretary of the Company from May 1996 to March 2012 and Vice President of the Company from May 1998 to March 2001. Prior to joining the Company, he served in various capacities with Arthur Andersen & Company, culminating as an audit manager specializing in the real estate and finance industries. Mr. Musil is a non-practicing certified public accountant. His professional affiliations include the American Institute of Certified Public Accountants and National Association of Real Estate Investment Trusts ("NAREIT").

Johannson L. Yap

Mr. Yap, 50, has been the Chief Investment Officer of the Company since February 1997 and Executive Vice President — West Region since March 2009. From April 1994 to February 1997, he served as Senior Vice President — Acquisitions of the Company. Prior to joining the Company, Mr. Yap joined The Shidler Group in 1988 as an acquisitions associate, and became Vice President in 1991, with responsibility for acquisitions, property management, leasing, project financing, sales and construction management functions. Between 1988 and 1994, he participated in the acquisition, underwriting and due diligence of several hundred million dollars of commercial properties. His professional affiliations include Urban Land Institute, NAREIT and the Council of Logistics Management.

David Harker

Mr. Harker, 54, has been Executive Vice President — Central Region since March 2009. From April 2005 to March 2009 he served as Executive Director — Investments of the Company. From 2002 to April 2005, he served as a Senior Regional Director of the Company and from 1998 to 2002 he served as a Regional Director of the Company, with responsibility for the Company's portfolio in Nashville, St. Louis, Louisville and Memphis. Prior to joining the Company, Mr. Harker was a Vice President of the Trammell Crow Company from 1992 to 1998. His professional affiliations include the Society of Industrial and Office Realtors.

Peter O. Schultz

Mr. Schultz, 50, has been Executive Vice President — East Region since March 2009. From January 2009 to March 2009 he served as Senior Vice President — Portfolio Management of the Company. From November 2007 to December 2008, he served as a Managing Director of the Company, with responsibility for the Company's East Region. From September 2004 to November 2007, he served as a Vice President — Leasing of the Company, with responsibility for the Company's leasing team and asset management plan implementation in the East Region. From January 2001 to September 2004, he served as a Senior Regional Director of the Company, with responsibility for the Company's portfolio in Eastern Pennsylvania and Southern New Jersey. From March 1998 to December 2000, he served as a Regional Director of the Company, with responsibility for the Company's portfolio in Eastern Pennsylvania. Prior to joining the Company, Mr. Schultz served as President and Managing Partner of PBS Properties, Inc. from November 1990 to March 1998, prior to which time he was Director of Marketing and Sales for the Pickering Group and Morgantown Properties. His professional affiliations include the National Association of Industrial and Office Properties.

THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board of Directors. The Board of Directors currently consists of six seats. A majority of the members of the Board of Directors are independent as affirmatively determined by the Board of Directors. In determining the independence of its members, the Board of Directors applied the following standards:

1) The member must meet the definition of "Independent Director" contained in the Company's Charter, which requires that he or she be neither an employee of the Company nor a member of The Shidler Group.

2) After taking into account all relevant facts and circumstances, the Board of Directors must determine that the member has no material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Relationships to be considered include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

3) The member must satisfy the independence tests set forth in Section 303A.02(b) of the Listed Company Manual of the NYSE.

Applying such standards, the Board of Directors has affirmatively determined that each of Messrs. Dominski, Hackett, Lynch, Rau, Sharpe and Tyler are independent directors.

The Board of Directors held six meetings and acted five times by unanimous consent during 2012. Each of the directors serving in 2012 attended at least 75% of the total number of meetings of the Board of Directors and of the respective committees of the Board of Directors of which he was a member. Although the Company does not have a formal policy regarding director attendance at Annual Meetings of Stockholders, all of the directors then serving attended the 2012 Annual Meeting of Stockholders. During 2012, Mr. Tyler, in his capacity as Chairman of the Board, presided at meetings of non-management directors.

The Board of Directors has adopted Corporate Governance Guidelines to reflect the principles by which it operates. These guidelines, as well as the charters of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee of the Board of Directors, are accessible at the investor relations pages of the Company's website at www.firstindustrial.com and are available in print free of charge to any stockholder or other interested party who requests them. The Company has adopted a Code of Business Conduct and Ethics, which includes the principles by which the Company expects its employees, officers and directors to conduct Company business and which is accessible at the investor relations pages of the Company's website at www.firstindustrial.com and is available in print free of charge to any stockholder or other interested party who requests it. The Company intends to post on its website amendments to, or waivers from, any provision of the Company's Code of Business Conduct and Ethics. We also post or otherwise make available on our website from time to time other information that may be of interest to our investors and other interested parties. However, none of the information provided on our website is part of the proxy solicitation material. See "Other Matters — Incorporation by Reference" herein.

The Board of Directors has appointed an Audit Committee, a Compensation Committee, an Investment Committee and a Nominating/Corporate Governance Committee.

Audit Committee. The Audit Committee is directly responsible for the appointment, discharge, compensation, and oversight of the work of any independent registered public accounting firm employed by the Company for the purpose of preparing or issuing an audit report or related work. In connection with such responsibilities, the Audit Committee approves the engagement of independent public accountants, reviews with the independent public accountants the audit plan, the audit scope, and the results of the annual audit engagement, pre-approves audit and non-audit services and fees of the independent public accountants, reviews the independence of the independent public accountants and reviews the adequacy of the Company's internal control over financial reporting.

In 2012, the Audit Committee consisted of Messrs. Hackett, Sharpe and Rau. Each of Messrs. Hackett, Sharpe and Rau, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE and the rules of the SEC. Also, in the judgment of the Company's Board of Directors, each member is financially literate as required by the listing standards of the NYSE. Further, in the judgment of the Company's Board of Directors, Mr. Hackett is an "audit committee financial expert," as such term is defined in the SEC rules, and has "accounting or related financial management expertise," as defined in the listing standards of the NYSE. See Mr. Hackett's biography above. Mr. Hackett is also the current Chairman of the Audit Committee. The Audit Committee met seven times in 2012.

Compensation Committee. The Compensation Committee has overall responsibility for approving and evaluating the compensation plans, policies and programs relating to the executive officers of the Company. The Compensation Committee administers, and has authority to grant awards under, the First Industrial Realty Trust, Inc. 1994 Stock Incentive Plan (the "1994 Stock Plan"), the First Industrial Realty Trust, Inc. 1997 Stock Incentive Plan (the "1997 Stock Plan"), the First Industrial Realty Trust, Inc. Deferred Income Plan, the First Industrial Realty Trust, Inc. 2001 Stock Incentive Plan (the "2001 Stock Plan"), the First Industrial Realty Trust, Inc. 2009 Stock Incentive Plan (the "2009 Stock Plan") and the 2011 Stock Incentive Plan (the "2011 Stock Plan"). Prior to Mr. Lynch's resignation, the Compensation Committee consisted of Messrs. Tyler, Lynch and Sharpe, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE. Prior to his resignation, Mr. Lynch served as Chairman of the Compensation Committee. From and after Mr. Lynch's resignation, the Compensation Committee consists of Messrs. Tyler and Sharpe, and Mr. Sharpe currently serves as the Chairman of the Compensation Committee. The Compensation Committee met ten (10) times in 2012.

Investment Committee. The Investment Committee provides oversight and discipline to the investment process. Investment opportunities are described in written reports based on detailed research and analyses in a standardized format applying appropriate underwriting criteria. The Investment Committee meets with the Company's acquisition personnel, reviews each submission thoroughly and approves acquisitions and dispositions of land of greater than $5 million and all other acquisitions, dispositions and development projects of greater than $20 million. The Investment Committee makes a formal recommendation to the Board of Directors for all acquisitions, dispositions and development projects in excess of $50 million. The membership of the Investment Committee currently consists of Messrs. Hackett, Dominski and Duncan. The Investment Committee met four times in 2012.

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee recommends individuals for election as directors at the Annual Meeting of Stockholders of the Company and in connection with any vacancy that may develop on the Board of Directors. The Board of Directors, in turn, as a whole by a majority vote either approves all of the nominations so recommended by the Nominating/Corporate Governance Committee or rejects all of the nominations in whole, but not in part. In the event that the Board of Directors as a whole by a majority vote rejects the recommended nominations, the Nominating/Corporate Governance Committee would develop a new recommendation. In addition, the Nominating/Corporate Governance Committee develops and oversees the Company's corporate governance policies. The membership of the Nominating/Corporate Governance Committee currently consists of Messrs. Dominski, Hackett and Rau, each of whom, in the judgment of the Company's Board of Directors, is independent as required by the listing standards of the NYSE. Mr. Rau is the current Chairman of the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee met three times during 2012 and met in February 2013 to determine its nominations for this Proxy Statement.

The Nominating/Corporate Governance Committee will consider nominees recommended by stockholders of the Company. In order for a stockholder to nominate a candidate for election as a director at an Annual Meeting, proper notice must be given in accordance with the bylaws of the Company to the Secretary of the Company. As described in Proposal 1, the Board of Directors has adopted Amended Bylaws relating to notice that must be provided to nominate a candidate for election as a director. If the Charter Proposals are adopted by the stockholders at this Annual Meeting, the Amended Bylaws will become effective and, to be timely, such notice of director nominees will be required to be provided to the Secretary of the Company not more than 150 days nor less than 120 days prior to the Mailing Date Anniversary. If the stockholders do not adopt each of the Charter Proposals at this Annual Meeting, the Amended Bylaws will not become effective and, to be timely, such notice of director nominees will be required to be provided to the Secretary of the Company not more than 180 days nor less than 75 days prior to the first anniversary of the preceding year's Annual Meeting. The fact that the Company may not insist upon compliance with the requirements contained in its bylaws should not be construed as a waiver by the Company of its right to do so at any time in the future.

In general, it is the Nominating/Corporate Governance Committee's policy that, in its judgment, its recommended nominees for election as members of the Board of Directors of the Company must, at a minimum, have business experience of a breadth, and at a level of complexity, sufficient to understand all aspects of the Company's business and, through either experience or education, have acquired such knowledge as is sufficient to qualify as financially literate. In addition, recommended nominees must be persons of integrity and be committed to devoting the time and attention necessary to fulfill their duties to the Company. While the Nominating/Corporate Governance Committee has not adopted a formal diversity policy, diversity is one of the factors that the Nominating/Corporate Governance Committee considers in identifying director nominees. As part of the nomination process, the Nominating/Corporate Governance Committee evaluates how a particular individual would affect the diversity of the Company's Board of Directors in terms of how that person may contribute to the Board of Directors' overall balance of perspectives, backgrounds, knowledge, experience, skill sets and expertise in matters pertaining to the Company's business.

The Nominating/Corporate Governance Committee may identify nominees for election as members of the Board of Directors of the Company through its own sources (including through nominations by stockholders made in accordance with the Company's bylaws), through sources of other directors of the Company, and through the use of third-party search firms. The Company has previously engaged a third party search firm to identify potential nominees and may do so again in the future. Subject to the foregoing minimum standards, the Nominating/Corporate Governance Committee will evaluate each nominee on a case-by-case basis, assessing each nominee's judgment, experience, independence, understanding of the Company's business or that of other related industries, and such other factors as the Nominating/Corporate Governance Committee concludes are pertinent in light of the current needs of the Company's Board of Directors.

Communications by Stockholders and Other Interested Parties. Stockholders of the Company and other interested parties may send communications to the Board of Directors as a whole, its individual members, its committees or its non-management members as a group. Communications to the Board of Directors as a whole should be addressed to "The Board of Directors"; communications to any individual member of the Board of Directors should be addressed to such individual member; communications to any committee of the Board of Directors should be addressed to the Chairman of such committee; and communications to non-management members of the Board of Directors as a group should be addressed to the Chairman of the Nominating/Corporate Governance Committee. In each case, communications should be further addressed "c/o First Industrial Realty Trust, Inc., 311 South Wacker Drive, Suite 3900, Chicago, Illinois 60606." All communications will be forwarded to their respective addressees and, if a stockholder marks his or her communication "Confidential", will be forwarded directly to the addressee.

Board Leadership Structure and Role in Risk Management. Mr. Tyler is chairman of the Board of Directors. Mr. Tyler served as the Company's interim Chief Executive Officer from October 22, 2008 until January 9, 2009. Prior to and since the completion of his service as interim Chief Executive Officer, Mr. Tyler has not served as an officer of the Company and, as discussed above, Mr. Tyler is an independent director as affirmatively determined by the Board of Directors. We believe that having board leadership independent of management helps ensure critical and independent thinking with respect to the Company's strategy and performance. Mr. Duncan, the Company's President and Chief Executive Officer, is also a member of the Board of Directors. The presence of Mr. Duncan on the Board of Directors helps to ensure that management's insight is directly available to the directors in their deliberations.

The Board of Directors oversees the business of the Company and our stockholders' interests in the long-term financial strength and overall success of the Company's business. In this respect, the Board of Directors is responsible for overseeing the Company's risk management. The Board of Directors delegates many of these functions to the Board's committees. Each committee of the Board of Directors is responsible for reviewing the risk exposure of the Company related to the committees' areas of responsibility and providing input to the Board of Directors on such risks. The Board of Directors and its committees regularly review material strategic, operational, financial, compensation and compliance risks with management.

For example, under its charter, the Audit Committee is required to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders, the systems of internal controls that management and the Board of Directors have established and the audit process. The Audit Committee is responsible for facilitating communication between the Company's independent auditors and the Board of Directors and management, and for reviewing with the independent auditors the adequacy of the Company's internal controls. The Audit Committee also reviews with management and the independent auditors significant risks which impact financial reporting and operations to which the Company is exposed, including risks faced in the ordinary course of business and risks resulting from extraordinary circumstances. In addressing these risks, the Audit Committee assesses management's response and the effectiveness of the Company's internal controls.

Similarly, the Compensation Committee strives to adopt compensation incentives that encourage appropriate risk-taking behavior that is consistent with the Company's long-term business strategy. We do not believe that our compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The

Compensation Committee has focused on aligning our compensation policies with our stockholders' long-term interests and avoiding short-term rewards for management or awards that encourage excessive or unnecessary risk taking. For example, a substantial amount of compensation provided to the Company's executive officers is in the form of equity awards for which the ultimate value of the award is tied to the Company's stock price and which are subject to long-term vesting schedules. In addition, annual cash and equity bonuses provided to management for 2012 were contingent upon the Company's satisfaction of a prescribed level of "funds from operations," which is a supplemental performance measure not included in generally accepted accounting principles ("GAAP") commonly used to evaluate the performance of real estate investment trusts. Because these awards are directly tied to increased earnings and stock price, in line with our stockholders' interests, we believe that none of these types of awards contribute to excessive or unnecessary risk taking.

DIRECTOR COMPENSATION

Directors of the Company who are also employees, namely Mr. Duncan (our Chief Executive Officer), receive no additional compensation for their services as a director.

Compensation of non-employee directors is reviewed annually by the Compensation Committee of the Board of Directors, which makes any recommendations of compensation changes to the entire Board of Directors. Non-employee directors are not entitled to retirement benefits, incentive compensation or perquisites, although they are reimbursed for their out-of-pocket expenses for meeting attendance.

Compensation for non-employee directors of the Company in 2012 consisted of an annual director's fee equivalent in value to $120,000. No fees are paid for attendance at in-person or telephonic meetings of the Board of Directors and its committees. Additional annual fees for service as Chairman of the Board of Directors, Chairman of the Audit Committee, Chairman of the Compensation Committee and Chairman of the Nominating/ Corporate Governance Committee are $50,000, $20,000, $10,000 and $10,000, respectively.

DIRECTOR COMPENSATION SUMMARY

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total Compensation ($)
Matthew S. Dominski	$120,000	$0(1)	$0	$120,000
H. Patrick Hackett, Jr.	$140,000	$0(2)	$0	$140,000
Kevin W. Lynch	$130,000	$0(3)	$0	$130,000
John Rau	$126,398	$0(4)	$0	$126,398
L. Peter Sharpe	$120,000	$0(5)	$0	$120,000
Robert J. Slater(6)	$ 46,828	$0(7)	$0	$ 46,828
W. Ed Tyler	$170,000	$0(8)	$0	$170,000

(1) As of December 31, 2012, Mr. Dominski held 0 shares of unvested restricted Common Stock.

(2) As of December 31, 2012, Mr. Hackett held 0 shares of unvested restricted Common Stock.

(3) As of December 31, 2012, Mr. Lynch held 8,592 shares of unvested restricted Common Stock.

(4) As of December 31, 2012, Mr. Rau held 5,666 shares of unvested restricted Common Stock.

(5) As of December 31, 2012, Mr. Sharpe held 0 shares of unvested restricted Common Stock.

(6) Mr. Slater's service as a director concluded effective as of May 10, 2012.

(7) As of December 31, 2012, Mr. Slater held 9,505 shares of unvested restricted Common Stock.

(8) As of December 31, 2012, Mr. Tyler held 8,180 shares of unvested restricted Common Stock.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

2012 ACCOMPLISHMENTS

2012 was another successful year for the Company marked by continued execution of our strategy by driving value from leasing, strengthening our balance sheet and refining our portfolio through active asset management and new investment. Decisions by the Board of Directors on executive compensation are reflective of the Company's strong performance during the year, including:

- Delivering total return to shareholders of 37.6%, ranking 19th out of 111 REITs in the MSCI US REIT Index for all of 2012 (Source: REITZone Publications), and more than double the total return of the S&P 500;
- Increasing portfolio occupancy to 89.9% at year-end 2012, up 200 basis points from year-end 2011;
- Launching $115 million of new developments totaling 1.7 million square-feet comprised of the 300,000 square-foot First Chino Logistics Center in the Inland Empire in Southern California (subsequently leased in the first quarter of 2013), the 489,000 square-foot First Bandini Logistics Center in Bell, California (suburban Los Angeles), the 708,000 square-foot First Logistics Center in Central Pennsylvania, and a 156,000 square-foot leased expansion in Minneapolis, MN;
- Acquiring the remaining 85% interest from our joint venture partner of a 390,000 square-foot distribution center in York, PA with a total investment of $21.8 million, including our original interest;
- Leasing First Inland Logistics Center, our 692,000 square-foot speculative development in the Inland Empire in Southern California;
- Selling $85.6 million of assets as part of our asset management strategy to upgrade the portfolio; and
- Continuing to strengthen our balance sheet through a combination of strong operating results and capital markets activities, including debt buybacks, equity and secured debt issuances and a preferred stock redemption.

OBJECTIVES AND DESIGN OF COMPENSATION PROGRAM

The Company maintains the philosophy that compensation of its executive officers and other employees should serve the best interests of the Company's stockholders. Accordingly, the Company believes that its executive compensation program should not only serve to attract and retain talented and capable individuals, but should also provide them with proper incentives linked to performance criteria that are designed to maximize the Company's overall performance. To this end, the Company's compensation program consists of a mix of compensation that is intended to compensate executive officers for their contributions during the year, and to reward them for achievements that lead to increased Company performance and increases in stockholder value.

THE EXECUTIVE COMPENSATION PROCESS AND THE ROLE OF EXECUTIVE OFFICERS IN COMPENSATION DECISIONS

The Compensation Committee of the Company's Board of Directors (the "Compensation Committee") has overall responsibility for approving and evaluating the compensation plans, policies and programs relating to the executive officers of the Company. The Compensation Committee typically formulates senior executive compensation beginning in the month of December preceding and in the first quarter of the applicable fiscal year, by setting that year's salary and, if applicable, target maximum cash and equity bonus for the Chief Executive Officer, the Chief Financial Officer and other senior executive officers ("Senior Management"). Also, typically, in the first quarter of the applicable fiscal year, the Compensation Committee adopts, and the full Board of Directors ratifies, the performance criteria to be used in determining the incentive compensation of Senior Management (other than those covered by separate plans or agreements) for that year. Then, after the end of the applicable fiscal year, the Compensation Committee meets to determine incentive compensation to be paid to Senior Management with respect to that year, pursuant to the performance criteria or, as applicable, pursuant to separate plans or agreements. Per such determination, the Company pays cash bonuses, typically in February or March, and issues restricted Common Stock, typically in March.

Historically, the Company's Chief Executive Officer and Chief Financial Officer have participated in meetings with the Compensation Committee at various times throughout the year. During the first quarter of the applicable fiscal year, they typically meet with the Compensation Committee to present and discuss recommendations with respect to the applicable fiscal year's salaries and target maximum cash and equity bonuses for Senior Management not covered by separate plans or agreements. Also, in the first quarter of each year, they typically meet with the Compensation Committee to present and discuss recommendations with respect to incentive compensation for the year just ended. In addition, they traditionally meet with the Compensation Committee regarding employment agreements that the Company has entered into (if any), and assist the Compensation Committee in providing compensation information to outside consultants engaged to evaluate the Company's compensation programs.

Periodically, though not every year, the Company and the Compensation Committee engage the services of outside consultants to evaluate the Company's executive compensation program. In 2008, and again in 2012, the Compensation Committee retained FPL Associates L.P. ("FPL"), an independent outside consultant, to review the appropriateness of the compensation of the Company's Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, Executive Vice Presidents and certain other members of management. Consistent with recently adopted SEC rules, the Company has assessed whether the work of FPL raises any conflict of interest and has determined that the retention of FPL to advise the Compensation Committee concerning executive compensation matters does not create a conflict of interest.

In 2012, the Compensation Committee reviewed and approved the terms of a new employment agreement with Mr. Duncan, the Company's President and Chief Executive Officer. In connection with this review, the Compensation Committee retained FPL to assist with this review and to revisit the appropriateness of the compensation of the Company's executive officers. As part of this most recent review, FPL surveyed two separate peer groups, each comprised of 30 real estate companies. The first peer group, which was referenced primarily to gauge the general appropriateness of the Company's overall executive compensation structure, included the following companies, 15 of which have a total capitalization smaller than the Company's and 15 of which have a total capitalization larger than the Company's: Acadia Realty Trust; American Assets Trust, Inc.; Ashford Hospitality Trust, Inc.; Colonial Properties Trust; CubeSmart; DCT Industrial Trust Inc.; DiamondRock Hospitality Company; Dupont Fabros Technology, Inc.; EastGroup Properties, Inc.; EPR Properties; Equity One, Inc.; Extra Space Storage Inc.; Felcor Lodging Trust Incorporated; Glimcher Realty Trust; Hersha Hospitality Trust; LaSalle Hotel Properties; Lexington Realty Trust; Medical Properties Trust, Inc.; Omega Healthcare Investors, Inc.; Pennsylvania Real Estate Investment Trust; Post Properties, Inc.; PS Business Parks, Inc.; RLJ Lodging Trust; Saul Centers, Inc.; Sovran Self Storage, Inc.; Strategic Hotels & Resorts, Inc.; Sun Communities, Inc.; Sunstone Hotel Investors, Inc.; W. P. Carey Inc.; and Washington Real Estate Investment Trust. Given the Compensation Committee's belief that Mr. Duncan's skills and experience, including as former Chief Executive Officer of EQR and as former interim Chief Executive Officer of Starwood, are commensurate with executives at our largest and most sophisticated peers, and that any candidate who might replace Mr. Duncan would most likely need to be drawn from such a pool, a second peer group was utilized, for purposes of Mr. Duncan's contract renewal, to gain insight into the compensation generally paid to chief executives of larger REITs. This peer group included the following 30 companies, all with a total capitalization larger than the Company's: American Campus Communities, Inc.; Ashford Hospitality Trust, Inc.; BioMed Realty Trust, Inc.; Brandywine Realty Trust; BRE Properties, Inc.; Brookdale Senior Living Inc.; Colonial Properties Trust; DCT Industrial Trust Inc.; Dupont Fabros Technology, Inc.; EPR Properties; Equity Lifestyle Properties, Inc.; Equity One, Inc.; Extra Space Storage Inc.; Highwoods Properties, Inc.; Kilroy Realty Corporation; LaSalle Hotel Properties; Lexington Realty Trust; Mack-Cali Realty Corporation; Mid-America Apartment Communities, Inc.; National Retail Properties, Inc.; Omega Healthcare Investors, Inc.; Pennsylvania Real Estate Investment Trust; Piedmont Office Realty Trust, Inc.; Post Properties, Inc.; PS Business Parks, Inc.; Regency Centers Corporation; RLJ Lodging Trust; Sunstone Hotel Investors, Inc.; Tanger Factory Outlet Centers, Inc.; and Washington Real Estate Investment Trust. The Compensation Committee used these surveys not as a benchmark per se, but rather to gauge generally the appropriateness of the compensation under Mr. Duncan's new employment agreement and the appropriateness of the Company's executive compensation programs.

In reviewing and approving the terms of Mr. Duncan's new employment agreement and the compensation provided for thereunder, the Compensation Committee considered, among other things:

- Mr. Duncan's experience and skill;
- Mr. Duncan's reputation in the industry, and the positive effect it has had and will continue to have on the Company's credibility in the capital market, inclusive of creating and maintaining investor confidence in the Company as an effective and reliable custodian of capital;
- The transformative impact that Mr. Duncan has had on the Company's corporate culture and the success of the Company during Mr. Duncan's tenure, notwithstanding the challenges that he inherited and a challenging overall economic environment;
- Mr. Duncan's leadership abilities and the cohesive and stabilizing impact that he has had and will continue to have in the executive ranks and at all levels within the Company; and
- The difficulty in identifying, and the compensation that would likely be payable to, an equally capable alternative candidate for the position.

In conjunction with entering into the employment agreement, the Company granted to Mr. Duncan 200,000 restricted shares of the Company's Common Stock. These shares are fully transferrable and will vest over a period of three years, with 33.33% vesting on each of December 17, 2013, 2014 and 2015. Also in connection with entering into the employment agreement, existing equity awards scheduled to vest in subsequent years will either vest in accordance with their terms or, if more favorable to Mr. Duncan, pursuant to the vesting terms set forth in the restricted stock agreement entered into in connection with his new employment agreement.

EXECUTIVE COMPENSATION COMPONENTS

The components of the Company's executive compensation program are base salary, incentive bonuses (both cash and equity awards) and benefits/perquisites. Benefits/perquisites currently include premiums paid by the Company on term life insurance and long-term disability insurance; standard health, life and disability insurance; car allowances; a personal financial planning allowance in the case of Mr. Yap in accordance with his employment agreement; and, if and when approved by management, 401(k) matching contributions. In the past, benefits/perquisites have also included moving allowances.

Each component of the Company's executive compensation program serves to attract and retain talented, capable individuals to the Company's management ranks. Incentive bonuses serve the added purpose of providing such individuals with proper incentives linked to performance criteria that are designed to maximize the Company's overall performance.

The Company considers base salary, incentive bonuses and benefits/perquisites as independent components of the Company's executive compensation program. Base salary and benefits/perquisites are intended to compensate Senior Management for services rendered, and increases to their base salary are a function of individual performance and general economic conditions. Incentive bonuses, by contrast, are linked to, and are a function of, the achievement of performance criteria that are designed to maximize the Company's overall performance. Historically, base salary and benefits/perquisites have constituted approximately 1/3 of Senior Management's compensation in a typical year, while incentive bonus has made up approximately 2/3. Although this proportion may vary from year to year, this allocation between base salary and incentive compensation is consistent with the Compensation Committee's compensation philosophy that Senior Management's compensation should be largely tied to performance criteria designed to maximize the Company's overall performance.

The Compensation Committee does not have a specific policy regarding the mix of cash and non-cash compensation awarded to Senior Management, although it believes that a significant portion of Senior Management compensation should be paid in the form of equity. For members of Senior Management with employment agreements, the mix of target maximum cash and non-cash incentive compensation they are entitled to receive is set forth in their respective employment agreements. Although the exact percentages vary among individuals, non-cash compensation makes up approximately 40% of the potential incentive compensation for executive officers as a group. For Mr. Duncan, annual bonuses will typically be payable in a combination of cash and shares of restricted Common Stock, and it is expected that the portion paid in Common Stock will be proportionate to the non-cash incentive compensation received by the Company's senior executives generally.

When granting non-cash compensation to Senior Management, the Compensation Committee has typically utilized restricted Common Stock awards. Typically, these awards vest ratably over three years and, for awards granted under the 2010 Executive Officer Bonus Plan, the 2011 Executive Officer Bonus Plan and the 2012 Executive Officer Bonus Plan, these awards were denominated based on the closing price of the Company's Common Stock on the day the Compensation Committee met to make its award determinations.

The Compensation Committee believes that restricted Common Stock awards and restricted stock unit awards play an important role in aligning management's interests with those of the Company's stockholders in that restricted Common Stock and restricted stock units (other than the vesting and transfer restrictions applicable to them) are economically identical to stockholders' Common Stock. For this reason, restricted Common Stock and restricted stock unit awards have been a significant part of executive compensation, although the Compensation Committee may use other forms of equity compensation, such as stock options, in the future.

On July 7, 2010, July 12, 2011 and July 17, 2012, the Compensation Committee approved additional retention cash bonuses to certain employees of the Company, including members of Senior Management, other than Mr. Duncan.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the 2012 Annual Meetings of Stockholders, we conducted an advisory vote on executive compensation. While the results of this vote were non-binding, we believe that presenting this matter to our stockholders is an important means of obtaining investor feedback on our compensation policies. At the 2012 Annual Meeting, more than 96% of the votes cast in the vote on executive compensation (Proposal II) were in favor of our named executive officer compensation as disclosed in the proxy statement for that meeting, and as a result our named executive officer compensation was approved by our stockholders on an advisory basis. In light of this support, the Board of Directors and Compensation Committee elected not to make any changes to our executive compensation policies at this time.

We have determined that our stockholders should vote on a say-on-pay proposal each year, consistent with the preference expressed by our stockholders at the 2011 Annual Meeting. To the extent that the advisory vote indicates a lack of support for the compensation of our named executive officers as disclosed in the Proxy Statement, we plan to consider our stockholders' concerns and expect that the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

SETTING EXECUTIVE COMPENSATION

Base Salary

The Company provides Senior Management with base salary to compensate them for services rendered during the fiscal year. The base salaries of Senior Management are a function of either the minimum base salaries specified in their employment agreements or the base salary negotiated at the time of their hire, and any subsequent increases to such base salaries approved by the Compensation Committee. In determining increases to such base salaries for the following year, the Compensation Committee considers individual performance of Senior Management in the most recently completed year, including organizational and management development and sales leadership exhibited from year-to-year and peer information provided by compensation consultants. The Compensation Committee also considers general economic conditions prevailing at the end of such year, when the increases for the following year are typically determined. For example, due to the general economic conditions prevailing at the end of 2009 and in order to conserve cash, no salary increases were approved for Mr. Duncan and the other members of Senior Management for 2010. In addition, effective August 1, 2010, salaries for Mr. Duncan and the other members of Senior Management were voluntarily reduced for the remainder of 2010. For 2011, recognizing that the economic conditions in effect during 2009 and 2010 had abated to a degree, the Compensation Committee approved salary increases aimed at restoring the salaries of members of Senior Management to levels in effect at the beginning of 2010. For 2012, the Compensation Committee approved salary increases for Senior Management of approximately 4% to compensate for prior years with no increases. In December 2012 we entered into a new employment agreement with Mr. Duncan that provides, among other things, for a minimum annual base salary of $850,000.

Annual Incentive Bonuses

The Company provides its senior executives with annual incentive compensation, which currently includes cash and equity awards, in the form of restricted Common Stock, to incentivize and reward them for Company and individual performance in specified areas that serve the best interests of the Company's stockholders.

Performance Measures

As discussed in greater detail below, for 2012, 2011 and 2010 Messrs. Duncan, Musil, Yap, Harker and Schultz participated in an incentive compensation plan (each, an "Executive Officer Bonus Plan") which was recommended by the Compensation Committee and adopted by the Board of Directors. Under each Executive Officer Bonus Plan, compensation determinations of the Compensation Committee were based on (1) the Company's achievement above a minimum level of funds from operations ("FFO") (1) per share per annum, as may be adjusted in the Compensation Committee's discretion to, among other things, exclude the effects of impairment charges and certain other extraordinary items, (2) the target maximum cash and equity bonus opportunity of the executive officers, expressed as a percentage of their base salaries and (3) the Chief Executive Officer's self-evaluation and individual recommendations, with respect to Messrs. Musil, Yap, Harker and Schultz, to the Compensation Committee.

In establishing these performance criteria, the Compensation Committee determined that FFO represented the best single measure to appropriately capture the Company's performance, and adopted FFO as the sole performance criterion. Informed by the survey conducted in 2012 by our outside compensation consultant, FPL, as part of its evaluation of the Company's executive compensation program, the Compensation Committee has since determined that additional criteria should also be considered in analyzing the Company's performance. Therefore, although compensation determinations of the Compensation Committee under each Executive Officer Bonus Plan were based primarily on FFO, in evaluating the Company's performance in 2013, the Compensation Committee will also consider same store net operating income growth as well as the Company's fixed charge coverage ratio. Additionally, the Compensation Committee has assigned weighting factors to each of the performance categories, such that performance in certain categories will have a more pronounced impact than will performance in other categories. The weighting factors for each performance category are as follows:

Category	Weighting Factor
FFO per share	65%
Same store NOI growth	10%
Fixed charge coverage ratio	10%
Discretionary objectives	15%

2012 Executive Officer Bonus Plan

For 2012, Messrs. Duncan, Musil, Yap, Harker and Schultz participated in an incentive compensation plan (the "2012 Executive Officer Bonus Plan") which was recommended by the Compensation Committee and adopted by the Board of Directors on March 8, 2012.

Achievement by the Company above certain minimum FFO thresholds for 2012 would generally qualify each executive officer covered by the 2012 Executive Officer Bonus Plan to receive a certain percentage of his stated target maximum cash and equity bonus opportunity (up to a maximum of 125%), depending on the level of

FFO achieved (the "FFO Percentage"). For Messrs. Duncan and Yap, the targets are based on requirements in their employment agreements and subject to increase by the Compensation Committee; and, for Messrs. Musil, Harker and Schultz, the targets are a function of Company policy applicable to employees generally. In each case, the targets reflect the Compensation Committee's belief that an individual's incentive compensation should be comprised of approximately 60% cash compensation and 40% equity compensation.

The target maximum bonuses for 2012 for Messrs. Duncan, Musil, Yap, Harker and Schultz for purposes of the 2012 Executive Officer Bonus Plan were as follows:

Executive Officer	Target Maximum Cash Bonus (% of Base Salary)	Target Maximum Equity Bonus (% of Base Salary)
Bruce W. Duncan	200%	140%
Scott A. Musil	150%	100%
Johannson Yap	200%	140%
David Harker	150%	100%
Peter Schultz	150%	100%

(1) FFO is a non-GAAP measure that the Company defined (for all 2012 purposes) as net income available to common stockholders and participating securities, plus depreciation and amortization on real estate minus accumulated depreciation and amortization on real estate sold less economic gains that are not included within the NAREIT definition. Investors in and analysts following the real estate industry utilize FFO, variously defined, as a supplemental performance measure. The Company considers FFO, given its wide use by and relevance to investors and analysts, an appropriate supplemental performance measure. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation/amortization of real estate assets. In addition, FFO is commonly used in various ratios, pricing multiples/yields and returns and valuation calculations used to measure financial position, performance and value. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs, including the repayment of principal on debt and payment of dividends and distributions. FFO should not be considered as a substitute for net income available to common stockholders (calculated in accordance with GAAP) as a measure of results of operations or cash flows (calculated in accordance with GAAP) as a measure of liquidity. FFO as calculated by the Company may not be comparable to similarly titled, but differently calculated, measures of other REITs. Please see the reconciliation of FFO to net income available to common stockholders contained in our Current Report on Form 8-K dated February 21, 2013.

The Company established a bonus pool to be distributed among the members of Senior Management representing the aggregate cash and equity bonuses for an FFO Percentage of 90%. The Company's FFO per share achieved for 2012 generally qualified each participant to receive cash and equity bonuses equal to 90% of their respective target maximum cash and equity bonuses. However, individual bonuses paid to the members of Senior Management from this bonus pool were not uniform, and the actual bonuses paid to the members of Senior Management varied from the 90% level (the "Individual Cash Percentage" and the "Individual Equity Percentage"; collectively, the "Individual Percentages"). The variability of the Individual Percentages applied to the members of Senior Management is attributable to differences in individual subjective performance evaluations. For example, the Compensation Committee rewarded Mr. Harker the highest overall percentage payout, in particular, for the Central region obtaining the highest overall occupancy levels in 2012. Notwithstanding the level of FFO per share achieved and, more importantly, the level of shareholder value delivered by the Company in 2012, Mr. Duncan again recommended relatively lower Individual Percentages for Mr. Yap and himself. In Mr. Duncan's view, the Company's most highly compensated employees should receive lower Individual Percentages than those of the rest of the team. The Compensation Committee accepted Mr. Duncan's recommendation.

The cash bonus payments and equity grants made in the first quarter of 2013 to each of our named executive officers, together with the applicable Individual Percentage, are reflected in the following table:

Executive Officer	Individual Cash Percentage (%)	Cash Bonus Paid ($)	Individual Equity Percentage (%)	Shares of Restricted Stock Granted
Bruce W. Duncan	75	1,200,000	90	60,759
Scott A. Musil	99	380,000	106	16,275
Johannson Yap	85	620,000	90	27,728
David Harker	110	380,000	122	16,878
Peter Schultz	100	360,000	108	15,672

For each of 2010 and 2011, Messrs. Duncan, Musil, Yap, Harker and Schultz participated in an incentive compensation plan which was recommended by the Compensation Committee and adopted by the Board of Directors on November 3, 2010 and March 10, 2011, respectively. Determinations regarding compensation under each plan were made by the Board of Directors in the same manner as the determinations made under the 2012 Executive Officer Bonus Plan as described above.

The cash bonus payments and equity grants made for the last three fiscal years to each of our named executive officers, together with the applicable Individual Percentage, are reflected in the following table:

Executive Officer	Year	Individual Cash Percentage (%)	Cash Bonus Paid ($)	Individual Equity Percentage (%)	Grant Date Market Value
Bruce W. Duncan	2012	75	1,200,000	90	1,007,992
	2011	81	1,292,000	81	906,999
	2010	62	975,000	70	767,412
Scott A. Musil	2012	99	380,000	106	270,002
	2011	84	313,000	84	208,998
	2010	77	255,878	82	180,004
Johannson Yap	2012	85	620,000	90	460,008
	2011	81	589,000	81	414,003
	2010	63	450,000	70	350,232
David Harker	2012	110	380,000	122	280,006
	2011	94	324,000	94	216,002
	2010	85	286,856	70	157,906
Peter Schultz	2012	100	360,000	108	259,998
	2011	89	319,000	89	212,494
	2010	96	336,670	70	164,450

Long-Term and Retention Bonus Plans

Long-Term Bonus Plan

On July 13, 2009, the Compensation Committee approved certain long-term incentive awards (collectively, the "Long-Term Bonus Awards") to certain employees of the Company, including certain members of Senior Management other than Mr. Duncan, to align the interests of Messrs. Musil, Yap, Harker and Schultz with the interests of Mr. Duncan. Grantees of a Long-Term Bonus Award were issued a specified number of restricted stock units (the "Senior Management Performance RSUs"), each of which represents the right to receive, upon vesting, one share of the Company's Common Stock plus any dividend equivalents that have accrued prior to the date of vesting.

The Senior Management Performance RSUs and associated dividend equivalents have a performance-based vesting component and a service-based vesting component, and each Senior Management Performance RSU vests upon the later to occur of the satisfaction of the relevant performance-based and service-based vesting component. The performance-based component is satisfied with respect to installments of 25% of the Senior Management Performance RSUs in the event that the Company maintains, for a period of 15 consecutive trading days prior to June 30, 2014, stock price targets of $9.00, $13.00, $17.00 and $21.00, respectively. The service-based component, which is subject to a grantee's continued employment over a period of four years, is satisfied with respect to 25% of the Senior Management Performance RSU's on each of June 30, 2010, 2011, 2012 and 2013. Upon the consummation of a change of control of the Company, all Senior Management Performance RSUs vest in full. In the event of a termination of a grantee's employment due to his death or disability, each unvested Senior Management Performance RSU vests to the extent that:

- the service-based component relating to that Senior Management Performance RSU would have been satisfied had the grantee remained employed for an additional 24 months; and
- the performance-based component relating to that Senior Management Performance RSU is satisfied at any time through the earlier of the 24-month anniversary of the grantee's termination and June 30, 2014.

All vested Senior Management Performance RSUs will be distributed in shares of the Company's Common Stock. At the Company's option, the Company may pay dividend equivalents in cash or Common Stock. The Senior Management Performance RSU awards awarded to our named executive officers other than Mr. Duncan were as follows:

Executive Officer	Senior Management Performance RSUs
Scott A. Musil	28,000
Johannson Yap	40,000
David Harker	28,000
Peter Schultz	28,000

The performance-based component was satisfied with respect to 25% of the Senior Management Performance RSUs on each of (i) January 24, 2011 when the Company had maintained for a period of 15 consecutive trading days a stock price target of $9.00 and (ii) October 17, 2012 when the Company had maintained for a period of 15 consecutive trading days a stock price target of $13.00. Additionally, on each of June 30, 2010, 2011 and 2012, the service-based component was satisfied with respect to 25% of the Senior Management Performance RSUs.

The Long-Term Bonus Awards were intended by the Compensation Committee to be commensurate with awards issued to similarly situated individuals under comparable long-term bonus plans adopted by some of our peers. In this regard the Compensation Committee relied in part on the survey conducted in 2008 by our outside consultant, FPL, discussed above, with a particular focus on the long-term incentive plans adopted by AMB Property Corporation, Eastgroup Properties, Inc., ProLogis and DCT Industrial Trust Inc. The Compensation Committee did not use this survey as a benchmark, but rather to gauge generally the appropriateness of the levels of compensation payable to its executive officers in connection with the Long-Term Bonus Awards.

Mr. Yap's receipt of a larger Long-Term Bonus Award than Messrs. Musil, Harker and Schultz was an acknowledgement of Mr. Yap's additional responsibilities as Chief Investment Officer, in addition to his role as head of the Company's West Region.

The Company is currently evaluating a new long-term bonus plan with a continued focus on long-term stockholder value creation.

2012 Retention Bonus Plan

On July 17, 2012 the Compensation Committee approved additional service-based incentive awards to certain employees of the Company, including members of Senior Management other than Mr. Duncan, to promote retention of employees that were important to the ongoing repositioning of the Company. Under the 2012 Retention Bonus Plan grantees who remain employed with the Company through and including June 30, 2013 are eligible for a specified cash bonus (the "2012 Retention Cash Bonus"). In the event (i) a grantee's employment with the Company is terminated on or prior to June 30, 2013 as a result of grantee's death or by the Company due to grantee's disability or (ii) a change of control is consummated on or prior to June 30, 2013 and the grantee remains employed with the Company through the date of such change of control, the grantee is eligible for an amount in cash equal to one times the 2012 Retention Cash Bonus, in lieu of the 2012 Retention Cash Bonus. The 2012 Retention Cash Bonus awards for our named executive officers, other than Mr. Duncan, are as follows:

Executive Officer	2012 Retention Cash Bonus
Scott A. Musil	$135,555
Johannson Yap	$193,650
David Harker	$135,555
Peter Schultz	$135,555

No shares of restricted Common Stock or restricted stock units were granted under the 2012 Retention Bonus Plan.

Awards under the 2012 Retention Bonus Plan were intended by the Compensation Committee to be commensurate with awards issued to similarly situated individuals under comparable retention bonus plans adopted by some of our peers. In this regard the Compensation Committee relied in part on the survey discussed above conducted in 2008 by our outside consultant, FPL, as part of its evaluation of the Company's executive compensation program.

Mr. Yap's receipt of a larger 2012 Retention Cash Bonus than Messrs. Musil, Harker and Schultz was an acknowledgement of Mr. Yap's additional responsibilities as Chief Investment Officer, in addition to his role as head of the Company's West Region.

The Company granted similar retention bonuses in 2010 and 2011.

Benefits/Perquisites

The Company provides Senior Management with certain benefits/perquisites, which, depending on the officer, have included premiums paid by the Company on term life insurance and long-term disability insurance, car allowances, personal financial planning allowances, and, when applicable, moving and housing allowances. Senior Management, along with all of the Company's other full time employees, are also eligible to receive 401(k) matching contributions and standard health, life and disability insurance. Premiums have been paid by the Company on term life insurance and long-term disability insurance and personal financial planning allowances have been provided only to those with, and as specified in, employment agreements. Any car allowances are a function of the market rates to lease and operate an executive class vehicle prevailing when the allowance was set. 401(k) matching payments are a function of each member of Senior Management's contribution to his 401(k) account during the year and the percentage match which the Board of Directors determines to apply to the Company's 401(k) Plan for that year. Standard health, life and disability insurance benefits are a function of the group benefit packages the Company is able to negotiate with third party providers.

Termination and Change-in-Control Triggers

Certain members of Senior Management have an employment agreement, and all Senior Management have agreements in respect of their restricted Common Stock awards or restricted stock unit awards granted pursuant to the Company's Stock Plans, and such agreements specify events, including involuntary termination and change-in-control, that trigger the payment of cash and/or vesting in restricted Common Stock or restricted stock unit awards. The Company believes having such events as triggers for the payment of cash and/or vesting in restricted Common Stock or restricted stock unit awards promotes stability and continuity of management. See "Potential Payments Upon Termination or Change of Control" below for more information on the payments triggered by such events.

Stock Ownership Guidelines and Other Policies

The stock ownership guidelines for the Company's directors and senior executive officers are as follows:

Position	Retainer/ Base Salary Multiple
Directors	3x
Chief Executive Officer	5x
Chief Financial Officer, Chief Investment Officer and Executive Vice Presidents	4x

The stock ownership goal for each person subject to the ownership guidelines is determined on an individual basis, using their current retainers or base salaries and using the greater of (i) the market price on the date of purchase or grant of such Common Stock (or equity valued by reference to Common Stock) or (ii) the market price of such Common Stock (or equity valued by reference to Common Stock) as of the date compliance with the stock ownership guidelines is measured. For directors and executives who were in office as of January 1, 2008, the stock ownership goal must have been achieved by January 1, 2013. All such directors and senior executive officers achieved their respective stock ownership goals as of January 1, 2013. For persons assuming a director or executive level position after January 1, 2008, the stock ownership goal is determined using their retainers and base salaries in effect on the date they become subject to the ownership guidelines and must be achieved within five years after that date. In addition, our insider trading policy prohibits our employees from engaging in hedging transactions with respect to our shares. A copy of the Stock Ownership Guidelines can be found on the Investor Relations/Corporate Governance section of the Company's website at www.firstindustrial.com.

Stock Retention Requirements

Until the directors and senior executive officers reach their respective stock ownership goal, they will be required to retain shares that are owned on the date they became subject to the Stock Ownership Guidelines and at least seventy-five percent (75%) of "net shares" delivered through the Company's executive compensation plans. "Net shares" deducts from the number of shares obtained by exercising stock options or through the vesting of awards the number of shares the director or executive sells to pay exercise costs or taxes. If the director or executive transfers an award to a family member, the transferee becomes subject to the same retention requirements. Until the director and executive stock ownership goals have been met, shares may be disposed of only for one or more of the exclusion purposes as set forth in the Company's Stock Ownership Guidelines.

Tax Implications

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits the deductible amount of annual compensation paid by a public company to a "covered employee" (the chief executive officer and four other most highly compensated executive officers of the Company) to no more than $1 million. The Company does not believe that Section 162(m) of the Code is applicable to its current arrangements with its executive officers.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of the Company has reviewed, and discussed with management, the Compensation Discussion and Analysis included above in this Proxy Statement. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in this Proxy Statement and, through incorporation by reference from this Proxy Statement, the Company's Annual Report on Form 10-K for the Company's fiscal year ended December 31, 2012.

Submitted by the Compensation Committee:

L. Peter Sharpe, Chairman
W. Ed Tyler

EXECUTIVE SUMMARY COMPENSATION TABLE

The Summary Compensation Table below sets forth the aggregate compensation for Bruce W. Duncan, the Company's President and Chief Executive Officer; Scott A. Musil, the Company's Chief Financial Officer; and certain of the Company's other highly compensated executive officers. The 2012 Grants of Plan Based Awards Table following the Summary Compensation Table provides additional information regarding incentive compensation granted by the Company to these officers in 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Bruce W. Duncan	2012	802,083	—	3,644,999(3)	1,200,000(6)	24,141	5,671,223
President and CEO	2011	796,667	—	767,412(3)	1,292,000(6)	21,254	2,877,333
	2010	783,333	—	615,576(3)	975,000(6)	12,069	2,385,978
Scott A. Musil	2012	255,000	122,745(4)	208,998(5)	380,000(6)	18,209	984,952
Chief Financial Officer	2011	249,083	48,195(4)	180,004(5)	313,000(6)	15,836	806,118
	2010	220,416	46,830(4)	195,866(5)	255,878(6)	15,500	734,490
Johannson L. Yap	2012	365,000	175,350(4)	414,003(7)	620,000(6)	34,120	1,608,473
Chief Investment Officer	2011	363,500	68,850(4)	350,232(7)	589,000(6)	34,106	1,405,688
and Exec. Vice President — West Region	2010	357,500	66,900(4)	335,767(7)	450,000(6)	20,336	1,230,503
David Harker	2012	230,400	122,745(4)	216,002(8)	380,000(6)	24,873	974,020
Exec. Vice President —	2011	229,450	48,195(4)	157,906(8)	324,000(6)	22,119	781,670
Central Region	2010	225,650	46,830(4)	128,709(8)	286,856(6)	15,640	703,685
Peter Schultz	2012	240,000	122,745(4)	212,494(9)	360,000(6)	26,609	961,848
Exec. Vice President —	2011	239,000	48,195(4)	164,450(9)	319,000(6)	23,775	794,420
East Region	2010	235,000	46,830(4)	162,291(9)	336,670(6)	15,640	796,431

(1) Amounts reflect the aggregate grant date fair value of each award as determined under FASB ASC Topic 718. See note 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of the assumptions used in valuing the 2012 awards.

(2) For 2012, includes medical benefits of $7,898, $11,566, $11,566, $11,030 and $11,566 paid on behalf of Messrs. Duncan, Musil, Yap, Harker and Schultz, respectively; a term life insurance premium of $710 paid on behalf of each of Messrs. Duncan, Musil, Yap, Harker and Schultz; short-term and long-term disability insurance premium of $683 paid on behalf of each of Messrs. Duncan, Musil, Yap, Harker and Schultz; 401(k) matching payments of $5,250 paid on behalf of each of Messrs. Duncan, Musil, Yap, Harker and Schultz; car allowances of $9,600, $14,400, $7,200 and $8,400 paid on behalf of Messrs. Duncan, Yap, Harker and Schultz, respectively; and a personal financial planning allowance of $1,512 for Mr. Yap. For 2011, includes medical benefits of $7,529, $10,911, $11,051, $10,594 and $11,150 paid on behalf of Messrs. Duncan, Musil, Yap, Harker and Schultz, respectively; a term life insurance premium of $624 paid on behalf of each of Messrs. Duncan, Musil, Yap, Harker and Schultz; a long-term disability insurance premium of $626 paid on behalf of each of Messrs. Duncan, Musil, Yap, Harker and Schultz; 401(k) matching payments of $3,675 paid on behalf of each of Messrs. Duncan, Musil, Yap, Harker and Schultz; car allowances of $8,800, $13,200, $6,600 and $7,700 paid on behalf of Messrs. Duncan, Yap, Harker and Schultz, respectively; and a personal financial planning allowance of $4,930 for Mr. Yap. For 2010, includes medical benefits of $6,995, $10,426, $10,566, $10,566 and $10,566 paid on behalf of Messrs. Duncan, Musil, Yap, Harker and Schultz, respectively; a term life insurance premium of $686 paid on behalf of each of Messrs. Duncan, Musil, Yap, Harker and Schultz; a long-term disability insurance premium of $626 paid on behalf of each of Messrs. Duncan, Musil, Yap, Harker and Schultz; 401(k) matching payments of $3,675 paid on behalf of each of Messrs. Duncan, Musil, Yap, Harker and Schultz; and a personal financial planning allowance of $4,696 for Mr. Yap.

(3) Amounts for 2012 reflect an award of 76,540 shares of service-based restricted Common Stock, granted in 2012 in connection with the 2011 Executive Officer Bonus Plan, valued at $11.85 per share under FASB

ASC Topic 718, as well as 200,000 shares of service-based restricted Common Stock, granted in 2012 in connection with an employment agreement entered into on December 17, 2012, valued at $13.69 per share under FASB ASC Topic 718. Both grants of shares have an aggregate value of $3,644,999. Amounts for 2011 reflect an award of 69,074 shares of service-based restricted Common Stock, granted in 2011 in connection with the 2010 Executive Officer Bonus Plan, valued at $11.11 per share under FASB ASC Topic 718 for an aggregate value of $767,412. Amounts for 2010 reflect an award of 105,769 shares of service-based restricted Common Stock, granted in 2010 in connection with the 2009 Executive Officer Bonus Plan, valued at $5.82 per share under FASB ASC Topic 718 for an aggregate value of $615,576.

(4) Amounts for 2012 reflect awards paid in July 2012 under the 2011 Retention Bonus Plan. Amounts for 2011 reflect awards paid in July 2011 under the 2010 Retention Bonus Plan. Amounts for 2010 reflect awards paid in July 2010 under the 2009 Retention and Long-Term Bonus Plan.

(5) Amounts for 2012 reflect an award of 17,637 shares of service-based restricted Common Stock, granted in 2012 in connection with the 2011 Executive Officer Bonus Plan, valued at $11.85 per share under FASB ASC Topic 718 for an aggregate value of $208,998. Amounts for 2011 reflect an award of 16,202 shares of service-based restricted Common Stock, granted in 2011 in connection with the 2010 Executive Officer Bonus Plan, valued at $11.11 per share under FASB ASC Topic 718 for an aggregate value of $180,004. Amounts for 2010 reflect an award of 33,654 shares of service-based restricted Common Stock, granted in 2010 in connection with the 2009 Executive Officer Bonus Plan, valued at $5.82 per share under FASB ASC Topic 718 for an aggregate value of $195,866.

(6) Amounts for 2012 reflect awards paid in March 2013 under the 2012 Executive Officer Bonus Plan. Amounts for 2011 reflect awards paid in March 2012 under the 2011 Executive Officer Bonus Plan. Amounts for 2010 reflect awards paid in March 2011 under the 2010 Executive Officer Bonus Plan.

(7) Amounts for 2012 reflect an award of 34,937 shares of service-based restricted Common Stock, granted in 2012 in connection with the 2011 Executive Officer Bonus Plan, valued at $11.85 per share under FASB ASC Topic 718 for an aggregate value of $414,003. Amounts for 2011 reflect an award of 31,524 shares of service-based restricted Common Stock, granted in 2011 in connection with the 2010 Executive Officer Bonus Plan, valued at $11.11 per share under FASB ASC Topic 718 for an aggregate value of $350,232. Amounts for 2010 reflect an award of 57,692 shares of service-based restricted Common Stock, granted in 2010 in connection with the 2009 Executive Officer Bonus Plan, valued at $5.82 per share under FASB ASC Topic 718 for an aggregate value of $335,767.

(8) Amounts for 2012 reflect an award of 18,228 shares of service-based restricted Common Stock, granted in 2012 in connection with the 2011 Executive Officer Bonus Plan, valued at $11.85 per share under FASB ASC Topic 718 for an aggregate value of $216,002. Amounts for 2011 reflect an award of 14,213 shares of service-based restricted Common Stock, granted in 2011 in connection with the 2010 Executive Officer Bonus Plan, valued at $11.11 per share under FASB ASC Topic 718 for an aggregate value of $157,906. Amounts for 2010 reflect an award of 22,115 shares of service-based restricted Common Stock, granted in 2010 in connection with the 2009 Executive Officer Bonus Plan, valued at $5.82 per share under FASB ASC Topic 718 for an aggregate value of $128,709.

(9) Amounts for 2012 reflect an award of 17,932 shares of service-based restricted Common Stock, granted in 2012 in connection with the 2011 Executive Officer Bonus Plan, valued at $11.85 per share under FASB ASC Topic 718 for an aggregate value of $212,494. Amounts for 2011 reflect an award of 14,802 shares of service-based restricted Common Stock, granted in 2011 in connection with the 2010 Executive Officer Bonus Plan, valued at $11.11 per share under FASB ASC Topic 718 for an aggregate value of $164,450. Amounts for 2010 reflect an award of 27,885 shares of service-based restricted Common Stock, granted in 2010 in connection with the 2009 Executive Officer Bonus Plan, valued at $5.82 per share under FASB ASC Topic 718 for an aggregate value of $162,291.

2012 GRANTS OF PLAN BASED AWARDS TABLE

Name (a)	Grant Date(1) (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2) Threshold ($) (c)	Target(2) ($) (d)	Maximum ($) (e)	Estimated Future Payouts Under Equity Incentive Plan Awards(3) Threshold (#) (f)	Target(3) (#) (g)	Maximum (#) (h)	All Other Stock Awards: Shares of Stock (#) (i)	Grant Date Fair Value of Stock and Option Awards ($)(4) (l)
Bruce W. Duncan	2/14/2012	n/a	$1,292,000	n/a	n/a	76,540	n/a	200,000(5)	3,644,999
Scott A. Musil	2/14/2012	n/a	$ 313,000	n/a	n/a	17,637	n/a	—	208,998
Johannson L. Yap	2/14/2012	n/a	$ 589,000	n/a	n/a	34,937	n/a	—	414,003
David Harker	2/14/2012	n/a	$ 324,000	n/a	n/a	18,228	n/a	—	216,002
Peter Schultz	2/14/2012	n/a	$ 319,000	n/a	n/a	17,932	n/a	—	212,494

(1) Represents the date such awards were approved by the Compensation Committee.

(2) Amounts included in the "target" column represent the cash incentive bonus granted and paid to the recipient in 2012 under the 2011 Executive Officer Bonus Plan. No threshold amounts were established with respect to such awards.

(3) Amounts included in the "target" column represent the number of shares each recipient could receive from the vesting of service-based restricted Common Stock awards granted in 2012 under the 2011 Executive Officer Bonus Plan. No threshold amounts were established with respect to such awards.

(4) Amounts reflect the aggregate grant date fair value of each stock award as determined under FASB ASC Topic 718.

(5) Represents 200,000 shares of service-based restricted Common Stock granted in connection with an employment agreement entered into on December 17, 2012, 66,667 shares of which vest on December 17, 2013, 66,667 shares of which vest on December 17, 2014 and 66,666 shares of which vest on December 17, 2015.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2012

	Option Awards				Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units Of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)
Bruce W. Duncan	—	—	—	—	274,051(2)	$3,858,638
	—	—	—	—	300,000(3)	$4,224,000
Scott A Musil	—	—	—	—	17,158(4)	$ 241,585
	—	—	—	—	17,500(5)(6)	$ 246,400
Johannson L. Yap	—	—	—	—	33,799(7)	$ 475,890
	—	—	—	—	25,000(5)(8)	$ 352,000
David Harker	—	—	—	—	16,890(9)	$ 237,811
	—	—	—	—	17,500(5)(6)	$ 246,400
Peter Schultz	—	—	—	—	16,889(10)	$ 237,797
	—	—	—	—	17,500(5)(6)	$ 246,400

(1) The dollar amounts shown in column (h) are approximately equal to the product of the number of shares or units reported in column (g) multiplied by the closing price of the Company's Common Stock as reported by the NYSE on December 31, 2012, the last trading day of the year ($14.08). This valuation does not take into account any diminution in value that results from the restrictions applicable to such Common Stock.

(2) Represents 274,051 shares of unvested restricted Common Stock, 115,204 shares of which vest in January 2014, 92,181 shares of which vest in January 2015 and 66,666 shares of which vest in January 2016. In light of political uncertainty with respect to the federal income tax rates, the Board of Directors accelerated the vesting of 58,281 shares that were originally scheduled to vest in January 2013 to December 2012.

(3) Represents unvested restricted stock units (the "Duncan Performance RSUs") which have a performance-based vesting component and a service-based vesting component, with each Duncan Performance RSU vesting upon the later to occur of the satisfaction of the relevant performance-based and service-based vesting component. 400,000 Duncan Performance RSU's were originally granted in 2009. Of these 400,000 RSU's, the performance-based component was satisfied with respect to 25% of the Duncan Performance RSUs on February 11, 2013 when the Company had maintained for a period of 15 consecutive trading days a stock price target of $15.00. For the remaining Duncan Performance RSUs, the performance-based component will be satisfied with respect to installments of 25% of the total amount of Duncan Performance RSUs in the event that the Company maintains, for a period of 15 consecutive trading days prior to December 31, 2013, stock price targets of $19.00 and $23.00, respectively. The service-based component was subject to Mr. Duncan's continued employment over a period of four years, and was satisfied with respect to 25% of the total amount of the Performance RSU's on each of December 31, 2009, 2010, 2011 and 2012.

(4) Of the shares of unvested restricted Common Stock reported here, 11,279 vest in January 2014 and 5,879 vest in January 2015. In light of political uncertainty with respect to the federal income tax rates, the Board of Directors accelerated the vesting of 23,780 shares that were originally scheduled to vest in January 2013 to December 2012.

(5) Represents unvested Senior Management Performance RSUs which have a performance-based vesting component and a service-based vesting component, with each Senior Management Performance RSU vesting upon the later to occur of the satisfaction of the relevant performance-based and service-based vesting component. The performance-based component was satisfied with respect to 25% of the Senior Management Performance RSUs on October 17, 2012 when the Company had maintained for a period of 15

consecutive trading days a stock price target of $13.00. For the remaining Senior Management Performance RSUs, the performance-based component will be satisfied with respect to installments of 25% of the total amount of Senior Management Performance RSUs in the event that the Company maintains, for a period of 15 consecutive trading days prior to June 30, 2014, stock price targets of $17.00 and $21.00, respectively. The service-based component is subject to a grantee's continued employment over a period of four years, and is satisfied with respect to 25% of the total amount of the Performance RSU's on each of June 30, 2010, 2011, 2012 and 2013.

(6) 1,750 of such Senior Management Performance RSUs vested on June 30, 2012 and 5,250 vested on October 17, 2012.

(7) Of the shares of unvested restricted Common Stock reported here, 22,154 vest in January 2014 and 11,645 vest in January 2015. In light of political uncertainty with respect to the federal income tax rates, the Board of Directors accelerated the vesting of 46,744 shares that were originally scheduled to vest in January 2013 to December 2012.

(8) 2,500 of such Senior Management Performance RSUs vested on June 30, 2012 and 7,500 vested on October 17, 2012.

(9) Of the shares of unvested restricted Common Stock reported here, 10,813 vest in January 2014 and 6,076 vest in January 2015. In light of political uncertainty with respect to the federal income tax rates, the Board of Directors accelerated the vesting of 19,074 shares that were originally scheduled to vest in January 2013 to December 2012.

(10) Of the shares of unvested restricted Common Stock reported here, 10,911 vest in January 2014 and 5,978 vest in January 2015. In light of political uncertainty with respect to the federal income tax rates, the Board of Directors accelerated the vesting of 21,103 shares that were originally scheduled to vest in January 2013 to December 2012.

2012 OPTION EXERCISES AND STOCK VESTED

In 2012, no options were exercised by the officers specified in the table below and an aggregate of 524,404 shares of restricted Common Stock and restricted stock units held by such officers vested.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Bruce W. Duncan	—	—	317,076(1)	$4,268,020
Scott A. Musil	—	—	48,682(2)	$ 620,283
Johannson L. Yap	—	—	91,843(3)	$1,167,966
David Harker	—	—	39,073(4)	$ 501,512
Peter Schultz	—	—	43,230(5)	$ 552,871

(1) The shares of Common Stock reported herein were acquired as a result of the vesting of (a) 58,282 shares of restricted Common Stock on January 1, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for January 3, 2012 ($10.71), the first trading day following the date of vesting of such award, (b) 175,000 restricted stock units on December 31, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for such date ($14.08), and (c) 83,794 shares of restricted Common Stock on December 31, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for such date ($14.08). In light of political uncertainty with respect to the federal income tax rates, the Board of Directors accelerated the vesting of 83,794 shares of restricted Common Stock that were originally scheduled to vest in January 2013 to December 2012.

(2) The shares of Common Stock reported herein were acquired as a result of the vesting of (a) 17,902 shares of restricted Common Stock on January 1, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for January 3, 2012 ($10.71), the first trading day following the date of vesting of such award, (b) 1,750 restricted stock units on June 30, 2012, the value of which is based on the closing price of the Common Stock reported by the NYSE for July 2, 2012 ($12.91), the first trading day following the date of vesting of such award, (c) 5,250 restricted stock units on October 17, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for such date ($13.55), and (d) 23,780 shares of restricted Common Stock on December 31, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for such date ($14.08). In light of political uncertainty with respect to the federal income tax rates, the Board of Directors accelerated the vesting of 23,780 shares of restricted Common Stock that were originally scheduled to vest in January 2013 to December 2012.

(3) The shares of Common Stock reported herein were acquired as a result of the vesting of (a) 35,099 shares of restricted Common Stock on January 1, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for January 3, 2012 ($10.71), the first trading day following the date of vesting of such award, (b) 2,500 restricted stock units on June 30, 2012, the value of which is based on the closing price of the Common Stock reported by the NYSE for July 2, 2012 ($12.91), the first trading day following the date of vesting of such award, (c) 7,500 restricted stock units on October 17, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for such date ($13.55), and (d) 46,744 shares of restricted stock on December 31, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for such date ($14.08). In light of political uncertainty with respect to the federal income tax rates, the Board of Directors accelerated the vesting of 46,744 shares of restricted Common Stock that were originally scheduled to vest in January 2013 to December 2012.

(4) The shares of Common Stock reported herein were acquired as a result of the vesting of (a) 12,999 shares of restricted Common Stock on January 1, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for January 3, 2012 ($10.71), the first trading day following the date of vesting of such award, (b) 1,750 restricted stock units on June 30, 2012, the value of which is based on the closing price of the Common Stock reported by the NYSE for July 2, 2012 ($12.91), the first trading day following the date of vesting of such award, (c) 5,250 restricted stock units on October 17, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for such date ($13.55), and (d) 19,074 shares of restricted Common Stock on December 31, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for such date ($14.08). In light of political uncertainty with respect to the federal income tax rates, the Board of Directors accelerated the vesting of 19,074 shares of restricted Common Stock that were originally scheduled to vest in January 2013 to December 2012.

(5) The shares of Common Stock reported herein were acquired as a result of the vesting of (a) 15,127 shares of restricted Common Stock on January 1, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for January 3, 2012 ($10.71), the first trading day following the date of vesting of such award, (b) 1,750 restricted stock units on June 30, 2012, the value of which is based on the closing price of the Common Stock reported by the NYSE for July 2, 2012 ($12.91), the first trading day following the date of vesting of such award, (c) 5,250 restricted stock units on October 17, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for such date ($13.55), and (d) 21,103 shares of restricted stock on December 31, 2012, the value of which is based on the closing price of the Common Stock as reported by the NYSE for such date ($14.08). In light of political uncertainty with respect to the federal income tax rates, the Board of Directors accelerated the vesting of 21,103 shares of restricted Common Stock that were originally scheduled to vest in January 2013 to December 2012.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Employment Agreements

The Company has entered into written employment agreements with Messrs. Duncan and Yap. These employment agreements provide for payments and benefits to these executives by the Company in some circumstances in the event of a termination of their employment or of a change of control.

Severance amounts payable to Mr. Yap upon his termination will be reduced if such amounts become payable after Mr. Yap's 67th birthday. In addition to his rights under the standard grant agreements under our stock incentive plans, Mr. Yap is entitled to the accelerated vesting of his restricted Common Stock and stock options in the event his employment is terminated without cause.

In addition to the events of termination of employment identified in the following table, the employment agreements provide for payments in the event of an executive's death or disability. Upon death or disability, Mr. Duncan is entitled to (i) his base salary and vacation pay accrued through the date of his death or disability, (ii) his accrued bonus for the fiscal year prior to the year of his death or disability, to the extent not paid, (iii) his unreimbursed business expenses incurred through the date of his death or disability and (iv) certain health care benefits and any other benefits he may be eligible for under the Company's plans, policies or practices. Upon death, Mr. Yap is entitled to 75% of the maximum cash bonus for which he would have been eligible, prorated through the date of his death. Upon a work-related disability, Mr. Yap is entitled to severance in an amount equal to three times his annual base salary, plus 75% of his maximum cash bonus potential for the then-current year.

The employment agreements also contain important non-financial provisions that apply in the event of a termination of employment or of a change of control. Benefits payable upon a merger, acquisition or other changes in control are payable upon consummation of such transactions regardless of whether the executive is terminated. Mr. Duncan has agreed to a one-year covenant not to compete after his termination, but his new employment agreement no longer provides for a gross-up payment in the event of any excise tax. Mr. Yap has agreed to a one-year covenant not to compete after his termination, except in connection with certain changes in control of the Company. Mr. Yap has also agreed to a six-month covenant not to compete in connection with certain changes in control of the Company.

Stock Incentive Plans

Under the 1994, 1997, 2001, 2009 and 2011 Stock Plans (the "Stock Plans"), unvested restricted Common Stock vests in the event of a change of control. In addition, the Stock Plans empower the Compensation Committee to determine other vesting events in the individual restricted Common Stock awards, including vesting events such as involuntary termination of employment with or without cause. Assuming that the triggering event occurred on December 31, 2012, Messrs. Duncan, Musil, Yap, Harker and Schultz would have vested in restricted Common Stock having the respective values set forth in the table below.

Termination and Change of Control Payments

The following table includes estimated payments owed and benefits required to be provided to our named executive officers under the employment agreements and Stock Plans described above, exclusive of benefits available on a non-discriminatory basis generally, in each case assuming that the triggering event described in the table occurred on December 31, 2012.

Name	Triggering Event	Severance ($)	Accelerated Equity Awards ($)(1)	Medical Insurance Premiums ($)(2)
Bruce W. Duncan	Change of Control(3)	—	8,082,638	—
	Termination Following Change of Control	7,575,000	—	56,953
	Termination w/o Cause(4)	6,300,000	4,224,000	56,953
	Termination for Cause	—	—	56,953
Scott A. Musil(5)	Change of Control	—	241,585	—
	Termination w/o Cause	—	—	—
	Termination for Cause	—	—	—
Johannson L. Yap	Change of Control(3)	—	827,890	—
	Termination Following Change of Control(6)	2,920,000	—	34,262
	Termination w/o Cause(4)(6)	1,642,500	352,000	34,262
	Termination for Cause(6)	—	—	—
David Harker(5)	Change of Control	—	237,811	—
	Termination w/o Cause	—	—	—
	Termination for Cause	—	—	—
Peter Schultz(5)	Change of Control	—	237,797	—
	Termination w/o Cause	—	—	—
	Termination for Cause	—	—	—

(1) For purposes of estimating the value of awards of restricted Common Stock and restricted stock units which vest the Company has considered any applicable employment agreement limitations and assumed a price per share of its Common Stock of $14.08, which was the closing price of its Common Stock on the NYSE on December 31, 2012, the last trading day of the year.

(2) Present value of estimated premiums required to be paid by the Company or cash payments in lieu of benefits required to be provided.

(3) Upon a change of control of the Company, the vesting of any unvested restricted Common Stock or restricted stock units held by the named executive officer shall accelerate.

(4) Includes constructive discharge under the terms of Mr. Duncan's and Mr. Yap's employment agreements.

(5) None of Messrs. Musil, Harker or Schultz have entered into an employment agreement with the Company. As such, the amounts disclosed in this table relate only to awards of restricted Common Stock and restricted stock units granted to Messrs. Musil, Harker and Schultz under the Company's stock incentive plans.

(6) Mr. Yap is entitled to a supplemental payment of one month's base salary in addition to amounts reflected if requisite notice is not provided prior to his termination by the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee currently consists of Messrs. Tyler and Sharpe. Mr. Lynch also served on the Compensation Committee through February 25, 2012. Except for Messrs. Tyler's, Lynch's and Sharpe's services as directors, none of Messrs. Tyler, Lynch or Sharpe had any other business relationship or affiliation with the Company in 2012 requiring disclosure by the Company under Item 404 of Regulation S-K.

REPORT OF THE AUDIT COMMITTEE

Pursuant to meetings of the Audit Committee on February 15, 2013, the Audit Committee reports that it has: (i) reviewed and discussed the Company's audited financial statements with management; (ii) discussed with the independent registered public accounting firm the matters (such as the quality of the Company's accounting principles and internal controls) required to be discussed by Statement on Auditing Standards No. 61; and (iii) received written confirmation from PricewaterhouseCoopers LLP that it is independent and written disclosures as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and discussed with PricewaterhouseCoopers LLP its independence. Based on the review and discussions referred to in items (i) through (iii) above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report for the Company's fiscal year ended December 31, 2012.

Submitted by the Audit Committee:

H. Patrick Hackett, Jr., Chairman
John Rau
L. Peter Sharpe

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Review, Approval or Ratification of Transactions with Related Persons. Transactions involving the Company and its executive officers and directors that are reportable under Item 404 of Regulation S-K are required by the Company's written policies to be reported to and approved by the Nominating/Corporate Governance Committee of the Board of Directors. The Nominating/Corporate Governance Committee addresses such transactions on a case-by-case basis, after considering the relevant facts and circumstances.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act") requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and "greater than ten-percent" stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms so filed.

Based solely on review of the copies of such forms furnished to the Company for 2012, all of the Company's officers, directors and "greater than ten-percent" stockholders timely filed all reports required to be filed by Section 16(a) of the Exchange Act during 2012, except that Messrs. Harker, Musil, Schultz and Yap each filed a Form 4 on July 11, 2012 related to transactions on June 30, 2012.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table presents information concerning the ownership of Common Stock of the Company and limited partnership units ("Units") of First Industrial, L.P. (which generally are redeemable for Common Stock on a one-for-one basis or cash at the option of the Company) by:

- all directors named and nominees named in this Proxy Statement (the "named directors");
- all executive officers identified in the Summary Compensation Table;

- all directors and named executive officers of the Company as a group; and
- persons and entities known to the Company to be beneficial owners of more than 5% of the Company's Common Stock.

The information is presented as of March 19, 2012, unless otherwise indicated, and is based on representations of officers and directors of the Company and filings received by the Company on Schedule 13G under the Exchange Act. As of March 19, 2012, there were 107,485,907 shares of Common Stock and 4,702,341 Units outstanding.

	Common Stock/Units Beneficially Owned	
Names and Addresses of 5% Stockholders	**Number**	**Percent of Class**
The Vanguard Group(1) 100 Vanguard Blvd. Malvern, PA 19355	12,295,791	11.44%
FMR LLC(2) 82 Devonshire Street, Boston, Massachusetts 02109	8,360,800	7.78%
Cohen & Steers, Inc.(3) 280 Park Ave., 10th Floor New York, NY 10017	7,149,830	6.65%
BlackRock, Inc.(4) 40 East 52nd Street New York, NY 10022	6,393,243	5.95%
Vanguard Specialized Funds — Vanguard REIT Index Fund(5) 100 Vanguard Blvd. Malvern, PA 19355	6,182,369	5.75%
Principal Global Investors, LLC(6) 801 Grand Avenue Des Moines, IA 50392	6,377,381	5.93%
Names and Addresses of Directors and Officers*		
Bruce W. Duncan(7)	1,042,679	**
Matthew S. Dominski	9,000	**
H. Patrick Hackett, Jr.	67,423	**
John Rau(8)	47,392	**
L. Peter Sharpe	50,000	**
W. Ed Tyler(9)	82,232	**
Scott A. Musil(10)	113,773	**
Johannson L. Yap(11)	371,329	**
David Harker(12)	104,001	**
Peter Schultz(13)	88,215	**
All named directors and currently-serving executive officers as a group (10 persons)(14)	1,974,364	1.84%

* The business address for each of the directors and executive officers of the Company is 311 South Wacker Drive, Suite 3900, Chicago, Illinois 60606.

** Less than 1%

(1) Pursuant to a Schedule 136/A filed February 12, 2013 of The Vanguard Group ("Vanguard Group"). Of the shares reported, Vanguard Group has the sole power to vote 287,828 shares and the sole power to dispose of 12,067,163 shares.

(2) Pursuant to a Schedule 13G/A filed February 14, 2013 of FMR LLC ("FMR"). Of the shares reported, FMR has the sole power to vote 70,760 shares and the sole power to dispose of 8,360,800 shares.

(3) Pursuant to a Schedule 13G/A filed February 14, 2013 of Cohen & Steers, Inc. ("C&S"). Of the shares reported, C&S has the sole power to vote 2,234,485 shares and the sole power to dispose of 7,149,830 shares.

(4) Pursuant to a Schedule 13G/A filed February 6, 2013 of Blackrock Inc. ("Blackrock"). Blackrock has the sole power to vote and dispose of all 6,393,243 shares reported.

(5) Pursuant to a Schedule 13G/A filed February 14, 2013 of Vanguard Specialized Funds — Vanguard REIT Index Fund ("Vanguard REIT"). Of the shares reported, Vanguard REIT has the sole power to vote and dispose of all 6,182,369 shares.

(6) Pursuant to a Schedule 13G filed January 29, 2013 of Principal Global Investors, LLC ("Principal"). Principal has the shared power to vote and dispose of all 6,377,381 shares reported.

(7) Includes 334,810 shares of restricted Common Stock issued under the 2001 and 2009 Stock Plans.

(8) Includes 4,177 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans and 27,475 shares of Common Stock held by a trust for his benefit.

(9) Includes 6,028 shares of restricted Common Stock issued under the 1997 and 2001 Stock Plans.

(10) Includes 2,106 shares held through Mr. Musil's children and 9,507 shares held through his 401(k). Also includes 33,433 shares of restricted Common Stock issued under the 1997, 2001 and 2009 Stock Plans.

(11) Includes 1,680 Units. Also includes 37,074 shares held through Mr. Yap's 401(k) and 61,527 shares of restricted Common Stock issued under the 1997, 2001 and 2009 Stock Plans.

(12) Includes 13,779 shares held in a trust for the benefit of Mr. Harker's wife and 7,546 shares held in a marital trust for his benefit. Also includes 33,768 shares of Common Stock issued under the 1997, 2001 and 2009 Stock Plans.

(13) Includes 32,561 shares of restricted Common Stock issued under the 1997, 2001 and 2009 Stock Plans. Also includes 55,654 shares of Common Stock held in two personal loan accounts at Morgan Stanley.

(14) Includes 1,680 Units. Also includes 506,304 shares of restricted Common Stock issued under the 1997, 2001 and 2009 Stock Plans.

PROPOSAL 3

ELECTION OF CLASSIFIED DIRECTORS

PROPOSAL 3 WILL NOT BE ADOPTED IF OUR STOCKHOLDERS APPROVE PROPOSAL 1

Our Charter currently provides for a classified board of directors. Matthew S. Dominski, H. Patrick Hackett, Jr. and L. Peter Sharpe currently serve as Class I Directors, with terms expiring at the Annual Meeting. The Board of Directors has nominated Mr. Hackett and Mr. Sharpe for election as Class I Directors, and Mr. Dominski as a Class II Director, **ONLY** in the event that the Charter Proposals are **NOT APPROVED** and the Board of Directors remains classified. Information about each of the nominees as of the date of this Proxy Statement, including their current positions and offices, business experience, director positions held currently or at any time during the last five years, tenure as a Company director, involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating/Corporate Governance Committee and our Board of Directors to determine that the nominees should serve as one of our directors is set forth in "Proposal 2 — Election of Directors" above. In the event that the Charter Proposals are **NOT APPROVED** and the Class I nominees and Class II nominee standing for election at the Annual Meeting are elected, the directors will serve in the classes specified below:

Name	Class I (Term expires at 2016 Annual Meeting)	Class II (Term expires at 2014 Annual Meeting)	Class III (Term expires at 2015 Annual Meeting)
Matthew S. Dominski		X	
Bruce W. Duncan		X	
H. Patrick Hackett, Jr.	X		
John Rau			X
L. Peter Sharpe	X		
W. Ed Tyler			X

The Board of Directors expects each nominee to be able to serve if elected. If a nominee is unable to serve, your proxy may be voted for any substitute candidate nominated by the Board of Directors. In accordance with our Charter and the Existing Bylaws, the three nominees receiving the most FOR votes will be elected as directors.

The Board of Directors recommends a vote FOR Messrs. Hackett and Sharpe to serve as Class I Directors and Mr. Dominski as a Class II Director.

PROPOSAL 4

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act, our stockholders are entitled to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with SEC rules.

The Board of Directors believes that its executive compensation program serves the best interests of the Company's stockholders by not only attracting and retaining talented, capable individuals, but also providing them with proper incentives linked to performance criteria that are designed to maximize the Company's overall performance. To this end, the Company's compensation program consists of a mix of compensation that is intended to compensate executive officers for their contributions during the year and to reward them for achievements that lead to increased Company performance and increases in stockholder value. Please refer to "Executive Compensation Discussion and Analysis" for a discussion of the compensation of the Company's named executive officers.

We are asking for stockholder approval of the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with SEC rules, which disclosures include the disclosures under "Executive Compensation Discussion and Analysis" and the compensation tables and the narrative discussion following the compensation tables. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement.

This vote is advisory and therefore not binding on the Company, the Compensation Committee or the Board of Directors. The Board of Directors and the Compensation Committee value the opinions of the Company's stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider those stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Accordingly, we ask our stockholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission under 'Executive Compensation Discussion and Analysis' and the compensation tables and the narrative discussion following the compensation tables."

The affirmative vote of the holders of a majority of the votes cast with a quorum present at the Annual Meeting is required for advisory approval of this proposal.

The Board of Directors recommends an advisory vote FOR the approval of the compensation of the Company's named executive officers as disclosed in this Proxy Statement.

PROPOSAL 5

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The accounting firm of PricewaterhouseCoopers LLP (or its predecessor, Coopers & Lybrand L.L.P.) has served as the Company's independent auditors since the Company's formation in August 1993. On February 27, 2013, the Audit Committee of the Board of Directors appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year. A representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting, will be given the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Our Charter and Existing Bylaws do not require that our stockholders ratify the appointment of our independent registered certified public accounting firm. We are doing so because we believe it is a matter of good corporate practice. If our stockholders do not ratify the appointment, the Audit Committee will reconsider whether to retain PricewaterhouseCoopers LLP but may still retain them. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that a change in registered certified public accounting firm would be in the best interests of the Company and its stockholders.

FEES

During 2012 and 2011, the aggregate fees for services provided by PricewaterhouseCoopers LLP in the following categories and amounts are:

	2012	2011
Audit Fees(1)	$1,119,768	$ 946,097
Audit-Related Fees(2)	97,552	80,566
Tax Fees(3)	51,625	47,439
Other Fees(4)	1,944	1,944
Total Fees	$1,270,889	$1,076,049

(1) Audit Fees include amounts related to professional services rendered in connection with the audits of the Company's annual financial statements, the reviews of our quarterly financial statements and other services that are normally provided by the auditor in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees include amounts for assurance and related services, including joint venture audits, certain agreed-upon procedures and an annual employee benefit plan audit.

(3) Tax Fees include amounts billed for professional services rendered in connection with tax compliance, tax advice and tax planning. These amounts primarily relate to tax services related to tax return preparation, federal and state regulation consultation and federal and state entity structuring.

(4) Other Fees include amounts related to technical research tools.

PRE-APPROVAL OF SERVICES

The Audit Committee pre-approves all audit, audit-related, tax and other services proposed to be provided by the Company's independent registered public accounting firm. Consideration and approval of such services generally occur at the Audit Committee's regularly scheduled meetings. In situations where it is impractical to wait until the next regularly scheduled meeting, the Audit Committee has delegated the authority to approve the audit, audit-related, tax and other services to each of its individual members. Approvals of audit, audit-related, tax and other services pursuant to the above-described delegation of authority are reported to the full Audit Committee.

The Board of Directors recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2013.

OTHER MATTERS

SOLICITATION OF PROXIES

The cost of solicitation of proxies in the form enclosed herewith will be borne by the Company. In addition to the solicitation of proxies by mail, the directors, officers and employees of the Company may also solicit proxies personally or by telephone without additional compensation for such activities. The Company will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses.

Georgeson Shareholder Services, Inc. acts as the Company's proxy solicitor at a cost of $8,000, plus reasonable out of pocket expenses, including a telephone solicitation campaign approved by the Company.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2014 Annual Meeting of Stockholders must be received by the Secretary of the Company no later than December 9, 2013, in order to be considered for inclusion in the Proxy Statement and on the proxy card that will be solicited by the Board of Directors in connection with the 2014 Annual Meeting of Stockholders.

INCORPORATION BY REFERENCE

Appendix C to this Proxy Statement is the Company's 2012 Annual Report, which includes its consolidated financial statements and management's discussion and analysis of financial condition and results of operations, as well as certain other financial and other information required by the rules and regulations of the SEC. Information contained in Appendix C to this Proxy Statement shall not be deemed to be "filed" or "soliciting material," or subject to liability for purposes of Section 18 of the Exchange Act to the maximum extent permitted under the Exchange Act.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON MAY 9, 2013

The Proxy Statement, Notice of Annual Meeting, Proxy Card and the Company's 2012 Annual Report are available on the "Proxy Statement" tab of the Investor Relations page on the Company's website, at www.firstindustrial.com.

For directions to attend the Annual Meeting in person, please contact Art Harmon, the Company's Senior Director of Investor Relations, at (312) 344-4320.

OTHER MATTERS

The Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are presented, it is the intention of the persons named as proxies in the accompanying Proxy Card to vote in their discretion all shares represented by validly executed proxies.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT TO THE COMPANY. PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD TODAY.

APPENDIX A

ARTICLES OF AMENDMENT
OF
FIRST INDUSTRIAL REALTY TRUST, INC.

First Industrial Realty Trust, Inc., a Maryland corporation, having its principal office in Baltimore, Maryland (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation that:

FIRST: The Charter of the Corporation as currently in effect is hereby amended by deleting Section 6.1 of ARTICLE VI of the Charter in its entirety and inserting the following in lieu thereof:

> "6.1 Composition. The Corporation shall have a Board of Directors consisting of six (6) Directors, which number may be increased or decreased in accordance with the Bylaws of the Corporation, but shall not be less than the number required by Section 2-402 of the Maryland General Corporation Law nor more than twelve (12)."

SECOND: The Charter of the Corporation as currently in effect is hereby amended by deleting Section 6.2 of ARTICLE VI of the Charter in its entirety and inserting the following in lieu thereof:

> "6.2 Term; Removal. At each annual meeting of stockholders of the Corporation, Directors elected at such meeting shall serve for a one-year term expiring at the next annual meeting of stockholders and until their successors are elected and qualify or until their earlier death, resignation or removal. Vacancies occurring by resignation, enlargement of the Board of Directors or otherwise shall be filled as specified in the Bylaws. Any Director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the Corporation's then issued and outstanding capital stock entitled to vote generally at an election of Directors of the Corporation."

THIRD: The Charter of the Corporation as currently in effect is hereby amended by deleting Section 7.3.2 of ARTICLE VII of the Charter in its entirety and inserting the following in lieu thereof:

> "7.3.2 Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any distribution of the assets of, the Corporation, each holder of shares of Common Stock shall be entitled to receive, ratably with such other holder of shares of Common Stock or Excess Stock, that portion of the assets of the Corporation available for distribution to the holders of its Common Stock and Excess Stock as the number of shares of Common Stock held by such older bears to the total number of shares of Common Stock and Excess Stock then outstanding."

FOURTH: The Charter of the Corporation as currently in effect is hereby amended by deleting Section 7.3.4 of ARTICLE VII of the Charter in its entirety.

FIFTH: The Charter of the Corporation as currently in effect is hereby amended by deleting the phrase "Section 9.5" from the last sentence of Section 7.4 of ARTICLE VII of the Charter in its entirety and inserting the following in lieu thereof:

"Sections 9.14 through 9.19".

SIXTH: The Charter of the Corporation as currently in effect is hereby amended by deleting ARTICLE IX of the Charter in its entirety and inserting the following in lieu thereof:

"ARTICLE IX
RESTRICTION ON OWNERSHIP, TRANSFER, ACQUISITION, AND REDEMPTION OF SHARES

9.1 Definitions. For the purposes of this ARTICLE IX, the following terms shall have the following meanings:

"Beneficial Ownership" shall mean ownership of Common Stock or Preferred Stock by a Person, either (i) directly or (ii) as calculated for purposes of Section 542(a)(2) of the Code, either directly or constructively through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Beneficial Owner," "Beneficially Owns," "Beneficially Own", "Beneficially Owned" and "Beneficially" shall have the correlative meanings.

"Beneficiary" shall mean any of the Qualified Charitable Organizations which, from time to time, are designated by the Corporation to be a beneficiary of the Trust.

"Constructive Ownership" shall mean ownership of Common Stock or Preferred Stock by a Person, whether the interest in the shares is held directly or indirectly (including by a nominee), and shall include interests that are actually owned or would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns," "Constructively Own," "Constructively Owned" and "Constructively" shall have the correlative meanings.

"Equity Stock" shall mean stock that is either Common Stock or Preferred Stock.

"Excepted Holder" shall mean a stockholder of the Corporation for whom an Excepted Holder Limit is created pursuant to Section 9.11.

"Excepted Holder Limit" shall mean, provided that the affected Excepted Holder has agreed to comply with the requirements established by the Board of Directors pursuant to Section 9.11 and subject to adjustment pursuant to Section 9.9, the percentage limit established by the Board of Directors pursuant to Section 9.11.

"Market Price" shall mean the last reported sales price reported on the New York Stock Exchange of Common Stock or Preferred Stock, as the case may be, on the trading day immediately preceding the relevant date, or if not then traded on the New York Stock Exchange, the last reported sales price of the Common Stock or Preferred Stock, as the case may be on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over which the Common Stock or Preferred Stock, as the case may be, may be traded, or if not then traded over an exchange or quotation system, then the market price of the Common Stock or Preferred Stock, as the case may be, on the relevant date as determined in good faith by the Board of Directors of the Corporation.

"Ownership Limit" shall mean, in the case of Common Stock, 9.8% in number of shares or value of the outstanding Common Stock (or such other percentage as may be determined by the Board of Directors in accordance with Section 9.9), in the case of Preferred Stock, 9.8% in number of shares or value of the outstanding Preferred Stock (or such other percentage as may be determined by the Board of Directors in accordance with Section 9.9), or in the case of Equity Stock, 9.8% in number of shares or value of the outstanding Equity Stock (or such other percentage as may be determined by the Board of Directors in accordance with Section 9.9). The number and value of shares of the outstanding Common Stock, Preferred Stock or Equity Stock of the Corporation shall be determined by the Board of Directors in good faith, which determination shall be conclusive for all purposes hereof.

"Person" shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Section 401(a) of the Code, which is described in Section 856(h)(3)(A)(ii) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a "group" as that term is used for purposes of Section 13(d)(3) of the Exchange Act and shall include any successor (by merger or otherwise) of such entity or group.

"Prohibited Owner" shall mean, with respect to any purported Transfer, other change in the capital structure of the Corporation or other event that results in Excess Stock (as defined below in Section 9.3), any Person who, but for the provisions of Section 9.2, would Beneficially Own or Constructively Own such shares of Excess Stock.

"Qualified Charitable Organization" shall mean (i) any entity which would be exempt from U.S. federal income tax under Section 501(c)(3) of the Code and to which contributions are deductible under each of Sections 170(b)(1)(A), 2055, and 2522 of the Code or (ii) any federal, state or local government entity.

"Restriction Termination Date" shall mean the first (1st) day on which the Board of Directors determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT.

"Transfer" shall mean any sale, transfer, gift, assignment, devise or other disposition of Equity Stock, including (i) the granting of any option or entering into any agreement for the sale, transfer, gift, assignment, devise or other disposition of Equity Stock, (ii) the sale, transfer, gift, assignment, devise or other disposition of any securities (or rights convertible into or exchangeable for Equity Stock) and (iii) any transfer or other disposition of any interest in Equity Stock as a result of a change in the marital status of the holder thereof, and in any case of (i), (ii) and (iii) above, whether voluntary or involuntary, whether such transfer has occurred of record, Beneficially or Constructively (including but not limited to transfers of interests in other entities which result in changes in Beneficial or Constructive Ownership of Equity Stock), and whether such transfer has occurred by operation of law or otherwise. The terms "Transfers" and "Transferred" shall have the correlative meanings.

"Trust" shall mean any of the trusts created pursuant to Section 9.14.

"Trustee" shall mean the Person or Persons serving as Trustee or Co-Trustees of the Trust pursuant to Section 9.14.

9.2 Ownership Limitation. Subject to the provisions of Section 9.9:

9.2.1 Except as provided in Section 9.11, until the Restriction Termination Date, no Person shall Beneficially Own or Constructively Own shares of Common Stock, Preferred Stock, or Equity Stock in excess of the applicable Ownership Limit.

9.2.2 Except as provided in Sections 9.9 and 9.11, until the Restriction Termination Date, any Transfer that, if effective, would result in any Person Beneficially Owning or Constructively Owning Common Stock, Preferred Stock, or Equity Stock in excess of the applicable Ownership Limit shall be void *ab initio* as to the Transfer of such shares of Equity Stock that would otherwise be Beneficially Owned or Constructively Owned by such Person in excess of the Ownership Limit; and the intended transferee shall acquire no rights in such shares of Equity Stock.

9.2.3 Except as provided in Section 9.11, prior to the Restriction Termination Date, any Transfer that, if effective, would result in the Equity Stock being Beneficially Owned or Constructively Owned by fewer than one hundred (100) Persons (determined without reference to any rules of attribution) shall be void *ab initio* as to the Transfer of such shares of Equity Stock that would otherwise be Beneficially Owned or Constructively Owned by the transferee; and the intended transferee shall acquire no rights in such shares of Equity Stock.

9.2.4 Prior to the Restriction Termination Date, any Transfer that, if effective, would result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that could result in the Corporation Constructively Owning an interest in a tenant that is described in Section 856(d)(2)(B) of the Code) shall be void *ab initio* as to the Transfer of the shares of Equity Stock that would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code; and the intended transferee shall acquire no rights in such shares of Equity Stock.

9.3 Excess Stock.

9.3.1 If, notwithstanding the other provisions contained in this ARTICLE IX, at any time prior to the Restriction Termination Date, there is a purported Transfer, other change in the capital structure of the Corporation or other event such that any Person would Beneficially Own or Constructively Own Equity Stock in excess of the Ownership Limit then, except as otherwise provided in 9.9 and 9.11, such shares of Equity Stock in excess of the Ownership Limit (rounded up to the nearest whole share) shall constitute "Excess Stock" and be treated as provided in Section 9.14 and all related provisions of this ARTICLE IX. Such designation and treatment shall be effective as of the close of business on the business day prior to the date of the purported Transfer or change in capital structure.

9.3.2 If, notwithstanding the other provisions contained in this ARTICLE IX, at any time prior to the Restriction Termination Date, there is a purported Transfer, other change in the capital structure of the Corporation or other event that, if effective, would cause the Corporation to become "closely held" within the meaning of Section 856(h) of the Code, then the shares of Equity Stock being Transferred that would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code (rounded up to the nearest whole share) shall constitute "Excess Stock" and be treated as provided in Section 9.14 and all related provisions of this ARTICLE IX. Such designation and treatment shall be effective as of the close of business on the business day prior to the date of the purported Transfer, change in capital structure or other event.

9.4 Remedies. If the Board of Directors or its designee shall at any time determine in good faith that a Transfer or purported Transfer has taken place in violation of Section 9.2 or that a Person intends to acquire or has attempted to acquire beneficial ownership (determined without reference to any rules of attribution) or Beneficial Ownership or Constructive Ownership of any shares of stock of the Corporation in violation of Section 9.2, the Board of Directors or its designee shall, subject to the provisions of Section 9.20, take such action as it deems advisable to refuse to give effect to or to prevent such Transfer, including, but not limited to, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer; provided, however, that the provisions of this ARTICLE IX shall automatically be effective as provided within ARTICLE IX, irrespective of any action (or inaction) by the Board of Directors.

9.5 Notice to Corporation. Any Person who acquires or attempts to acquire Beneficial Ownership or Constructive Ownership of Equity Stock in violation of Section 9.2, or any Person who is a transferee such that Excess Stock results under Section 9.3, including, without limitation, any Prohibited Owner, shall immediately give written notice or, in the event of a proposed or attempted Transfer, give at least fifteen (15) days prior written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or attempted Transfer on the Corporation's status as a REIT.

9.6 Information for Corporation. Prior to the Restriction Termination Date:

9.6.1 Each Person who is a Beneficial Owner or Constructive Owner of more than five percent (5%) (or such other percentage, between one-half of one percent (0.5%) and five percent (5%), as provided in the income tax regulations promulgated under the Code) of the number or value of outstanding shares of Common Stock or Preferred Stock of the Corporation shall, within thirty (30) days after January 1 of each year, give written notice to the Corporation stating the name and address of such Beneficial Owner or Constructive Owner, the general ownership structure of such Beneficial Owner or Constructive Owner, the number of shares Beneficially Owned or Constructively Owned of each class of Equity Stock owned and a description of how such shares of Equity Stock are held. Each such Beneficial Owner or Constructive Owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership or Constructive Ownership on the Corporation's status as a REIT.

9.6.2 Each Person who is a Beneficial Owner or Constructive Owner of Equity Stock and each Person (including the stockholder of record) who is holding Equity Stock for a Beneficial Owner or Constructive Owner shall provide to the Corporation such information that the Corporation may request at any time in order to determine the Corporation's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

9.7 Other Action by Board. Nothing contained in this ARTICLE IX shall, subject to the provisions of Section 9.20, limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders by preservation of the Corporation's status as a REIT.

9.8 Ambiguities. In the case of an ambiguity in the application of any of the provisions of this ARTICLE IX, including any definition contained in Section 9.1, the Board of Directors shall have the power, subject to the provisions of Section 9.20, to determine conclusively the application of the provisions of this ARTICLE IX with respect to any situation based on the facts known to it. In the event this ARTICLE IX requires or permits an action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this ARTICLE IX.

9.9 Change in Ownership Limit. Subject to the limitations provided in Sections 9.10 and 9.20, the Board of Directors may from time to time, in its sole discretion, decrease or increase any Ownership Limit; provided, however, that a decreased Ownership Limit will not be effective for a Person whose percentage ownership of Common Stock, Preferred Stock, or Equity Stock is in excess of the applicable Ownership Limit, as decreased pursuant to this Section 9.9, until such time as such Person's percentage ownership of such Common Stock, Preferred Stock, or Equity Stock equals or falls below the applicable decreased Ownership Limit, provided, further, however that until such time as such Person's percentage of Common Stock, Preferred Stock, or Equity Stock falls below the applicable decreased Ownership Limit, any further Transfer of Common Stock, Preferred Stock, or Equity Stock for which such Person is the Prohibited Owner will be in violation of such Ownership Limit.

9.10 Limitations on Changes in Ownership Limits.

9.10.1 No Ownership Limit may be increased if, after giving effect to such increase, any five (5) Persons each of whom is treated as an individual for purposes of Section 542(a) of the Code (determined by taking into account Section 856(h)(3)(A) of the Code) could Beneficially Own or Constructively Own, in the aggregate, more than forty-nine and one-half percent (49.5%) in number or value of the outstanding shares of Equity Stock.

9.10.2 Prior to the modification of any Ownership Limit pursuant to Sections 9.9 or 9.10, the Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements, if any, as it may deem necessary or advisable in order to determine or ensure the Corporation's status as a REIT.

9.10.3 The applicable Ownership Limit cannot be increased to a percentage in excess of nine and eight-tenths percent (9.8%).

9.11 Exemptions by the Board. The Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a Person from the restrictions contained in Section 9.2 and may establish an Excepted Holder Limit for such Person if the Board of Directors obtains such representations, covenants and undertakings, if any, as the Board of Directors may deem appropriate in order to conclude that granting the exemption and/or establishing or increasing the Excepted Holder Limit, as the case may be, will not cause the Corporation to lose its status as a REIT and is otherwise in the best interests of the Corporation. Prior to granting any exemption, the Board of Directors may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine that granting the exemption will not cause the Corporation to lose its status as a REIT. Notwithstanding the receipt or any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exemption.

9.12 Legend. Until the Restriction Termination Date, each share of Equity Stock, and any certificates or other documents, certificates or agreements evidencing securities or rights convertible into or exchangeable for Equity Stock, issued on or after May 9, 2013 shall bear substantially the following legend:

9.12.1 "The shares of Equity Stock or other securities represented by this certificate are subject to restrictions on Transfer and ownership for the purpose, among others, of the Corporation's maintenance of its qualification as a real estate investment trust under the Internal Revenue Code of 1986, as amended from time to time. No Person may (i) Beneficially Own or Constructively Own shares of Common Stock, Preferred Stock or Equity Stock in excess of 9.8% (or such other percentage as may be determined by the Board of Directors as provided in the Corporation's Charter) of the outstanding Common Stock, Preferred Stock or Equity Stock of the Corporation, (ii) Beneficially Own or Constructively Own shares of Common Stock, Preferred Stock or Equity Stock which would result in the Equity Stock being Beneficially Owned or Constructively Owned by fewer than one hundred (100) Persons or (iii) Beneficially Own or Constructively Own shares of Common Stock, Preferred Stock or Equity Stock which would result in the Corporation being "closely held" under Section 856(h) of the Code. If the restrictions on Transfer are violated, the Transfer shall be void *ab initio* and, if the restrictions on Transfer or ownership are violated, any or all of the shares of stock represented hereby shall be deemed Excess Stock and shall be transferred to the Trustee to be held in trust for the benefit of one or more Qualified Charitable Organizations. In addition, any Person who attempts to Beneficially Own or Constructively Own shares of Common Stock, Preferred Stock or Equity Stock in excess of the above limitation must immediately give written notice to the Corporation of such event. All capitalized terms in this legend have the meanings defined in the Corporation's charter, a copy of which, including the restrictions on Transfer and ownership, will be sent without charge to each stockholder who so requests, within five business days after receipt of a written request therefor."

9.13 Severability. If any provision of this ARTICLE IX or any application of any such provision is determined to be void, invalid or unenforceable by any court having jurisdiction over the issue, the validity and enforceability of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court. If any of the restrictions on Transfer or ownership set forth in this ARTICLE IX are determined to be void, invalid or unenforceable by any court with jurisdiction over the issue, then the Prohibited Owner may be deemed, at the election of the Board of Directors in its sole discretion, to have acted as an agent of the Corporation in acquiring such Excess Stock and to hold such Excess Stock on behalf of the Corporation.

9.14 Trust for Excess Stock. Upon any Transfer or purported Transfer, change in capital structure or other event that results in Excess Stock pursuant to Section 9.2, such Excess Stock shall be deemed to have been transferred to the Trustee (who shall be unaffiliated with the Corporation and the Prohibited Owner) as trustee of the Trust for the exclusive benefit of one or more Qualified Charitable Organizations as are designated from time to time by the Board of Directors in its sole discretion with respect to such Excess Stock. Shares of Excess Stock held in trust shall be issued and outstanding stock of the Corporation. The Prohibited Owner shall have no rights in such Excess Stock, except such rights to certain proceeds upon Transfer of shares of Excess Stock or upon any voluntary or involuntary liquidation, dissolution or winding up of, or any distribution of the assets of, the Corporation as are expressly set forth in Sections 9.6 and 9.18.

9.15 Dividends with Respect to Excess Stock. Any dividend or distribution (whether taxable as a dividend, return of capital or otherwise) paid with respect to Excess Stock shall be paid to the Trustee on behalf of the Trust. Any dividend or distribution paid with respect to Excess Stock prior to the discovery by the Corporation that shares of Common Stock and/or Preferred Stock have come to constitute Excess Stock shall be repaid to the Corporation by the Prohibited Owner. Any dividend or distribution declared but unpaid as of the Corporation's discovery that shares of Common Stock and/or Preferred constitute Excess Stock shall be rescinded as void *ab initio* with respect to the Prohibited Owner. Any dividends so repaid or rescinded shall be paid to the Trustee on behalf of the Trust. The Trustee shall distribute to the Beneficiary of the Trust any such dividends or distributions received with respect to Excess Stock.

9.16 Liquidation Distributions for Excess Stock. The Trustee, as holder of the Excess Stock in trust, shall distribute any assets received in respect of the Excess Stock in any liquidation, dissolution or winding up of, or any distribution of the assets of, the Corporation to the Prohibited Owner and the Qualified Charitable Organizations which are Beneficiaries as provided in this Section 9.16. The Prohibited Owner shall receive the lesser of (i) the price per share that such Prohibited Owner paid for the Common Stock or Preferred Stock, as the case may be, in any purported Transfer that resulted in the Excess Stock or, if the Prohibited Owner did not give value for such Excess Stock (through a gift, assignment, devise or other disposition), a price per share equal to the Market Price for the shares of the Excess Stock on the date of the purported Transfer that resulted in the Excess Stock, and (ii) the amount per share received by the Trustee in respect of the Excess Stock in such liquidation, dissolution or winding up of, or distribution of the assets of, the Corporation. Any proceeds in excess of the amount payable to the Prohibited Owner shall be payable to the Trustee for the benefit of the Beneficiary.

9.17 Voting Rights for Excess Stock. A Prohibited Owner of Excess Stock shall be deemed to have given the Trustee an irrevocable proxy to vote the shares of Excess Stock. Any vote made by a Prohibited Owner with respect to Excess Stock prior to the discovery by the Corporation that shares of Common Stock and/or Preferred Stock constitute Excess Stock shall be rescinded as void *ab initio*; provided, however, that if the Corporation has already taken irreversible action with respect to a merger, reorganization, sale of all or substantially all of the assets, dissolution of the Corporation or other action by the Corporation, then the vote cast by the Prohibited Owner shall not be rescinded. Notwithstanding the provisions of this ARTICLE IX, until the Corporation has received notification that Excess Stock has been transferred into a Trust, the Corporation shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing the list of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

9.18 Transferability of Excess Stock. Excess Stock shall be transferable only as provided in this Section 9.18. Within twenty (20) days of receiving notice from the Corporation, the Trustee of the Trust shall Transfer the shares of Excess Stock held in Trust, to a person designated by the Trustee whose ownership of the Excess Stock will not violate the ownership limitations set forth in Section 9.2. Upon the Transfer, the interest of the Beneficiary in the shares of Excess Stock sold shall terminate and, the proceeds of the sale shall be payable to the Prohibited Owner and the Beneficiary as provided in this Section 9.18. The Prohibited Owner shall receive an amount equal to the product of the number of shares of Excess Stock so Transferred multiplied by the lesser of (i) the price per share that such Prohibited Owner paid for the Common Stock or Preferred Stock, as the case may be, in any purported Transfer that resulted in the Excess Stock or, if the Prohibited Owner did not give value for such Excess Stock (through a gift, assignment, devise or other disposition), a price per share equal to the Market Price for the shares of the Excess Stock on the date of the purported Transfer that resulted in the Excess Stock, and (ii) the price per share received by the Trustee from the sale or other disposition of the shares of Excess Stock held by the Trust. Any proceeds in excess of the amount payable to the Prohibited Owner shall be payable to the Beneficiary. The Trustee shall be under no obligation to obtain the highest possible price for the Excess Stock. Prior to the Transfer of any Excess Stock held by the Trust, the Trustee shall give advance written notice to the Corporation of the intended Transfer and the Corporation must have waived in writing its purchase rights under Section 9.19 or such rights must have expired unexercised. Any Transfer in violation of the foregoing shall be void *ab initio*. If, prior to the discovery by the Corporation that shares of Equity Stock have been transferred to the Trustee, such shares are sold by the Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust, and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 9.18, such excess shall be paid to the Trustee upon demand for the benefit of the Beneficiary.

9.19 Call by Corporation on Excess Stock. Excess Stock shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the Transfer that created such Excess Stock (or, in the case of devise or gift, the Market Price at the time of such devise or gift), and (ii) the Market Price of the Common Stock or Preferred Stock constituting such Excess Stock on the date the Corporation, or its designee, accepts such offer. The Corporation shall have the right to accept such offer for a period of ninety (90) days after the later of (x) the date of the Transfer that resulted in such Excess Stock and (y) the date the Board of Directors determines in good faith that a Transfer resulting in Excess Stock has occurred, if the Corporation does not receive a notice of such Transfer pursuant to Section 9.5, but in no event later than a permitted Transfer pursuant to and in compliance with the terms of Section 9.18.

9.20 Transactions Effected on the New York Stock Exchange. Nothing in this ARTICLE IX shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this ARTICLE IX and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this ARTICLE IX.

9.21 Underwritten Offerings. The Ownership Limit shall not apply to the acquisition of Equity Stock or rights, options or warrants for, or securities convertible into, Equity Stock by an underwriter in a public offering, provided that the underwriter makes a timely distribution of such Equity Stock or rights, options or warrants for, or securities convertible into, Equity Stock.

9.22 Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this ARTICLE IX.

9.23 Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing."

SEVENTH: The Charter of the Corporation as currently in effect is hereby amended by deleting ARTICLE XIII of the Charter in its entirety.

EIGHTH: The Board of Directors of the Corporation, by unanimous vote at a duly called meeting, duly adopted resolutions setting forth the proposed amendments to the Charter, declaring said amendments to be advisable and directing that said amendments be submitted for consideration by the stockholders.

NINTH: Notice setting forth the said amendments of the Charter and stating that a purpose of the meeting of the stockholders would be to take action thereon was given as required by law to all stockholders of the Corporation entitled to vote thereon. The stockholders of the Corporation, by vote at a duly called annual meeting, approved said amendments.

[*Signature page follows*]

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its President and its corporate seal to be hereunder affixed and attested to by its Secretary on this 9th day of May, 2013, and its said President acknowledges under the penalties of perjury that these Articles of Amendment are the corporate act of said Corporation and that, to the best of his knowledge, information and belief, the matters and facts set forth herein are true in all material respects.

First Industrial Realty Trust, Inc.

By: ________________
Name:
Title:

Attest:

By: ____________
Name:
Title:

APPENDIX B

SECOND AMENDED AND RESTATED

BYLAWS

OF

FIRST INDUSTRIAL REALTY TRUST, INC.

(~~September 4, 1997)~~May 9, 2013)

ARTICLE I
MEETINGS OF STOCKHOLDERS

1.1 PLACE. All meetings of the holders of the issued and outstanding capital stock of the Corporation (the "Stockholders") shall be held at the principal executive office of the Corporation or such other place within the United States as shall be stated in the notice of the meeting.

1.2 ORGANIZATION MEETING; ANNUAL MEETING. An annual meeting of the Stockholders for the election of Directors and the transaction of such other business as properly may be brought before the meeting shall be held on~~ the third Wednesday in April of each year or at such other~~ such date and time as may be fixed by the Board of Directors~~.~~, provided that such meeting shall not be held on a legal holiday. If the date fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. If no annual meeting is held on the date designated, a special meeting in lieu thereof may be held, and such special meeting shall have, for purposes of these Bylaws or otherwise, all the force and effect of an annual meeting. Any and all references hereinafter in these Bylaws to an annual meeting or to annual meetings shall be deemed to refer also to any special meeting(s) in lieu thereof. Failure to hold an annual meeting shall not invalidate the Corporation's existence or affect any otherwise valid act of the Corporation.

1.3 MATTERS TO BE CONSIDERED AT ANNUAL MEETING.

(a) At an annual meeting of Stockholders only such business shall be conducted, and only such proposals shall be acted upon, as shall have been properly brought before the annual meeting (i) by, or at the direction of, a majority of the Board of Directors or (ii) by any holder of record (both as of the time notice of such proposal is given by the Stockholder as set forth below and as of the record date for the annual meeting in question) of any shares of the Corporation's capital stock entitled to vote at such annual meeting who complies with the procedure set forth in this **Section 1.3**. For a proposal to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and such Stockholder or his representative must be present in person at the annual meeting. ~~For the first annual meeting following the initial public offering of common stock of the Corporation, a Stockholder's notice shall be timely if delivered to, or mailed and received at, the principal executive office of the Corporation not later than the close of business on the 20th calendar day (or if that day is not a business day for the Corporation, on the next business day) following the date on which notice of the date for the first annual meeting is mailed or otherwise transmitted to Stockholders. For all subsequent annual meetings, a~~ A Stockholder's notice shall be timely if delivered to, or mailed and received at, the principal executive offices of the Corporation (~~A) not less than 75 days nor more than 180 days~~i) not later than the close of business on the one hundred twentieth (120th) day nor earlier than the close of business on the one hundred fiftieth (150th) day prior to the first anniversary ~~date of the immediately preceding~~of the date of the Corporation's proxy statement released to Stockholders in connection with the previous year's annual meeting of Stockholders ~~or special meeting in lieu thereof~~ (the "Anniversary Date") or (~~B~~ii) in the event that the annual meeting of Stockholders is ~~called for a date~~advanced or delayed by more than ~~7~~thirty (30) calendar days ~~prior to the Anniversary Date, not later~~from the anniversary of the previous year's annual meeting, not earlier than the close of business on ~~(1) the 20th calendar day (or if that day is not a business day for the Corporation, on the next succeeding business day) following the earlier of (x) the date on which notice of the date of such meeting was mailed to Stockholders or (y) the date on which the date of such meeting was publicly disclosed or (2) if such date of notice or public disclosure occurs more than 75calendar days prior to the scheduled~~the one hundred fiftieth (150th) day prior to the date of such annual meeting~~, then the later of (x) the 20th calendar day (or if that day is not a business day for the Corporation, on the next succeeding business day) following the date of the first~~ and not later than the close of business on the later to occur of ~~such notice or public disclosure or (y) the 75th calendar~~the one hundred twentieth (120th) day prior to ~~such scheduled~~the date of such annual meeting ~~(or if that day is not a business day for the Corporation, on the next succeeding business day)~~or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a Stockholder's notice as described above.

(b) A Stockholder's notice to the Secretary shall set forth as to each matter the Stockholder proposes to bring before the annual meeting (i) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's stock transfer books, of the Stockholder proposing such business and of the beneficial owners (if any) of the stock registered in such Stockholder's name and the name and address of other Stockholders known by such Stockholder to be supporting such proposal on the date of such Stockholder's notice, (iii) the class and number of shares of the Corporation's capital stock which are beneficially owned by the Stockholder and such beneficial owners (if any) on the date of such Stockholder's notice and by any other Stockholders known by such Stockholder to be supporting such proposal on the date of such Stockholder's notice and (iv) any financial interest of the Stockholder or of any such beneficial owner in such proposal.

(c) If the Board of Directors, or a designated committee thereof, determines that any Stockholder proposal was not timely made in accordance with the terms of this **Section 1.3**, such proposal shall not be presented for action at the annual meeting in question. If the Board of Directors or a designated committee thereof determines that the information provided in a Stockholder's notice does not satisfy the informational requirements of this section in any material respect, the Secretary of the Corporation shall promptly notify such Stockholder of the deficiency in the notice. Such Stockholder shall have an opportunity to cure the deficiency by providing additional information to the Secretary within the period of time, not to exceed five (5) days from the date such deficiency notice is given to the Stockholder, determined by the Board of Directors or such committee. If the deficiency is not cured within such period, or if the Board of Directors of such committee determines that the additional information provided by the Stockholder, together with the information previously provided, does not satisfy the requirements of this **Section 1.3** in any material respect, then such proposal shall not be presented for action at the annual meeting in question.

(d) Notwithstanding the procedure set forth in the preceding paragraph, if neither the Board of Directors nor such committee makes a determination as to the validity of any Stockholder proposal as set forth above, the presiding Officer of the annual meeting shall determine and declare at the annual meeting whether the Stockholder proposal was made in accordance with the terms of this **Section 1.3**. If the presiding Officer determines that a Stockholder proposal was made in accordance with the terms of this **Section 1.3**, the presiding Officer shall so declare at the annual meeting. If the presiding Officer determines that a Stockholder proposal was not made in accordance with the provisions of this **Section 1.3**, the presiding Officer shall so declare at the annual meeting and such proposal shall not be acted upon at the annual meeting.

(e) This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of Officers, Directors and committees of the Board of Directors, but in connection with such reports, no new business shall be acted upon at such annual meeting except in accordance with the provisions of this **Section 1.3**.

1.4 ~~SPECIAL MEETINGS~~SPECIAL MEETINGS~~. The Chairman of the Board, the President or a majority of the Board of Directors may call special meetings of the Stockholders. Special meetings of Stockholders shall also be called by the Secretary, but only upon the written request of the holders of shares entitled to cast a majority of all the votes entitled to be cast at the meeting. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on thereat. The date, time, place and record date for any special meeting, including a special meeting called at the request of Stockholders, shall be established by the Board of Directors or Officer calling the same.~~

1.4.1 General. Special meetings of the Stockholders for any purpose or purposes may be called only by (i) the Chairman of the Board, (ii) the President, (iii) a majority of the Board of Directors or (iv) by the Secretary upon the written request of Stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting. The notice of a special meeting shall state the purpose or purposes of the special meeting, and the business to be conducted at the special meeting shall be limited to the purpose or purposes stated in the notice. Except in accordance with this **Section 1.4**, Stockholders shall not be permitted to propose business to be brought before a special meeting of the Stockholders. Stockholders who proposed to nominate persons for election to the Board of Directors at a special meeting or who propose other business at a special meeting must also comply with the requirements set forth in **Section 2.4**.

1.4.2 Stockholder Requested Special Meetings.

(a) No Stockholder may request that the Secretary of the Corporation call a special meeting of Stockholders pursuant to **Section 1.4.1** unless a Stockholder of record has first requested, by sending written notice to the Secretary (the "Record Date Request Notice") by registered mail, return receipt requested, that the Board of Directors fix a record date to determine the Stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more Stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such Stockholder (or such agent) and shall set forth: (i) as to each requesting Stockholder, all information relating to each such Stockholder that is required to be disclosed under **Section 2.4(c)** and all information relating to each such Stockholder that must be disclosed in connection with the solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such a solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"); (ii) as to the purpose or purposes of the special meeting, (A) a reasonably brief description of the purpose or purposes of the special meeting and the business proposed to be conducted at the special meeting, the reasons for conducting such business at the special meeting and any material interest in such business of each such Stockholder, and (B) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the requesting Stockholders or (y) between or among any requesting Stockholders and any other person or entity (including their names) in connection with the request for the special meeting or the business proposed to be conducted at the special meeting; and (iii) if directors are proposed to be elected at the special meeting, the nominee information set forth in **Section 2.4(c)** for each person whom such Stockholder expects to nominate for election as a director at the special meeting. Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten (10) days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten (10) days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the Request Record Date shall be the close of business on the tenth (10th) day after the first date on which a Record Date Request Notice is received by the Secretary.

(b) In order for any Stockholder to request a special meeting to act on any matter that may properly be considered at a meeting of Stockholders, one or more written requests for a special meeting (collectively, the "Special Meeting Request") signed by Stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than a majority of all of the votes entitled to be cast on such matter at such meeting (the "Special Meeting Percentage") shall be delivered to the Secretary. In addition, the Special Meeting Request shall (i) set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the Secretary), (ii) set forth the text of the proposal or business (including the text of any resolutions proposed for consideration), (iii) bear the date of signature of each such Stockholder (or such agent) signing the Special Meeting Request, (iv) set forth (A) the name and address, as they appear in the Corporation's books, of each Stockholder signing such request (or on whose behalf the Special Meeting Request is signed), (B) the class, series and number of all shares of stock of the Corporation which are owned (beneficially or of record) by each such Stockholder, (C) the nominee holder for, and number of, shares of stock of the Corporation owned beneficially but not of record by such Stockholder, (D) the Stockholder information required to be provided in **Section 2.4(c)**, and (E) all information relating to each such Stockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act, (v) be sent to the Secretary by registered mail, return receipt requested, and (vii) be received by the Secretary within sixty (60) days after the Request Record Date. Any requesting Stockholder (or agent duly authorized in a writing accompanying the revocation of the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary.

(c) The Secretary shall inform the requesting Stockholders of the reasonably estimated cost of preparing and mailing or delivering the notice of the meeting (including the Corporation's proxy materials). The Secretary shall not be required to call a special meeting upon Stockholder request and such meeting shall not be held unless, in addition to the documents required by **Section 2.4(c)**, the Secretary receives payment of such reasonably estimated cost prior to the preparation and mailing or delivery of such notice of the meeting.

(d) In the case of any special meeting called by the Secretary upon the request of Stockholders (a "Stockholder-Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder-Requested Meeting shall be not more than ninety (90) days after the record date for such meeting as determined below (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within ten (10) days after the date that a valid Special Meeting Request is actually received by the Secretary (the "Delivery Date"), a date and time for a Stockholder-Requested Meeting, then such meeting shall be held at 2:00 p.m., local time at the location of the meeting, on the ninetieth (90th) day after the Meeting Record Date or, if such ninetieth (90th) day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder-Requested Meeting within ten (10) days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for a Stockholder-Requested Meeting, the Board of Directors may consider such factors as it deems relevant, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder-Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within thirty (30) days after the Delivery Date, then the close of business on the thirtieth (30th) day after the Delivery Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any Stockholder-Requested Meeting in the event that the requesting Stockholders fail to comply with the provisions of **Section 2.4**.

(e) The Secretary shall not accept, and shall consider ineffective, a written demand from a Stockholder to call a special meeting (i) that does not comply with this **Section 1.4**, (ii) that relates to an item of business to be transacted at such meeting that is not a proper subject for Stockholder action under applicable law, (iii) that includes an item of business to be transacted at such meeting that did not appear on the written request that resulted in the determination of the Demand Record Date, (iv) that relates to an item of business (other than the election of directors) that is identical or substantially similar to an item of business (a "Similar Item") for which a record date for notice of a Stockholder meeting (other than the Demand Record Date) was previously fixed and such demand is delivered between the time beginning on the sixty-first (61st) day after such previous record date and ending on the one-year anniversary of such previous record date, (v) if a Similar Item will be submitted for Stockholder approval at any Stockholder meeting to be held on or before the ninetieth (90th) day after the Secretary receives such demand, or (vi) if a Similar Item has been presented at the most recent annual meeting or at any special meeting held within one year prior to receipt by the Secretary of such demand to call a special meeting.

(f) If written revocations of the Special Meeting Request have been delivered to the Secretary and the result is that Stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting on the matter to the Secretary: (i) if the notice of meeting has not already been delivered, the Secretary shall refrain from delivering the notice of the meeting and send to all requesting Stockholders who have not revoked such requests written notice of any revocation of a request for a special meeting on the matter, or (ii) if the notice of meeting has been delivered and if the Secretary first sends to all requesting Stockholders who have not revoked requests for a special meeting on the matter written notice of any revocation of a request for the special meeting and written notice of the Corporation's intention to revoke the notice of the meeting or for the chairman of the meeting to adjourn the meeting without action on the matter, (A) the Secretary may revoke the notice of the meeting at any time before ten (10) days before the commencement of the meeting or (B) the chairman of the meeting may call the meeting to order and adjourn the meeting without acting on the matter. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(g) For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Illinois are authorized or obligated by law or executive order to close.

(h) If information submitted pursuant to this **Section 1.4** by any Stockholder proposing a nominee for election as a director or any proposal for other business at a special meeting of Stockholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this **Section 1.4**. Any such Stockholder shall notify the Corporation of any inaccuracy or change (within two Business Days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the Secretary or the Board of Directors, any such Stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board of Directors or any authorized Officer of the Corporation, to demonstrate the accuracy of any information submitted by the Stockholder pursuant to this **Section 1.4**, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such Stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the Stockholder pursuant to this **Section 1.4** as of an earlier date. If a Stockholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this **Section 1.4**.

1.5 NOTICE. Not less than ten (10) nor more than ninety (90) days before the date of every meeting of Stockholders, ~~written or printed~~ notice of such meeting shall be given, in accordance with **Article VIII**, to each Stockholder entitled to vote or entitled to notice by statute, stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by statute, the purpose or purposes for which the meeting is called. The Corporation may give a single notice to all Stockholders who share an address, which single notice shall be effective as to any Stockholder at such address, unless such Stockholder objects to receiving such single notice or revokes a prior consent to receiving such single notice. Failure to give notice of any meeting to one or more Stockholders, or any irregularity in such notice, shall not affect the validity of any meeting fixed in accordance with this Article I or the validity of any proceedings at any such meeting.

1.6 SCOPE OF NOTICE. No business shall be transacted at a special meeting of Stockholders except that specifically designated in the notice of the meeting. Any business of the Corporation may be transacted at the annual meeting without being specifically designated in the notice, except such business as is required by statute to be stated in such notice.

1.7 QUORUM. At any meeting of Stockholders, the presence in person or by proxy of Stockholders entitled to cast a majority of the votes shall constitute a quorum; but this **Section 1.7** shall not affect any requirement under any statute or the Articles of Incorporation of the Corporation, as amended (the "Charter"), for the vote necessary for the adoption of any measure. If, however, a quorum is not present at any meeting of the Stockholders, the Stockholders present in person or by proxy shall have the power to adjourn the meeting from time to time without notice other than by announcement at the meeting until a quorum is present, and the meeting so adjourned may be reconvened without further notice. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally notified. The Stockholders present at a meeting which has been duly called and convened and at which a quorum is present at the time counted may continue to transact business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum.

1.8 VOTING.

(a) A majority of the votes cast at a meeting of Stockholders duly called and at which a quorum is present shall be sufficient to take or authorize action upon any matter which may properly come before the meeting, unless more than a majority of the votes cast is specifically required by statute, the Charter or these Bylaws. Unless otherwise provided by statute, the Charter or these Bylaws, each outstanding share (a "Share") of capital stock of the Corporation (the "Stock"), regardless of class, shall be entitled to one vote upon each matter submitted to a vote at a meeting of Stockholders. Pursuant to Section 3-702 of the Maryland General Corporation Law, any and all acquisitions of Shares of Stock are hereby exempted from the provisions of Title 3, Subtitle 7 of the Maryland General Corporation Law, which relates to voting rights of certain control shares. Shares of its own Stock directly or indirectly owned by the Corporation shall not be voted in any meeting and shall not be counted in determining the total number of outstanding Shares entitled to vote at any given time, but Shares of its own voting Stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding Shares at any given time. Notwithstanding anything contained in these Bylaws the rights of Excess Stock and the holders of Excess Stock shall be limited to rights provided in the Corporation's Articles of Incorporation, as amended from time to time.

(b) Notwithstanding the procedures set forth in the preceding paragraph, each Director shall be elected by the vote of the majority of the votes cast with respect to the Director at any meeting for the election of Directors at which a quorum is present, provided that if the number of nominees exceeds the number of Directors to be elected, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. For purposes of this **Section 1.8(b)**, a majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast against that Director. Each Director so elected shall hold office until such Director's term expires and until such Director's successor is duly elected and qualified, or until such Director's earlier death, resignation or removal.

1.9 PROXIES. A Stockholder may vote the Shares owned of record by him or her, either in person or by proxy executed in writing by the Stockholder or by his or her duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

1.10 INSPECTORS OF ELECTION.

1.10.1 Before or at any meeting of Stockholders, the chairman of the meeting may appoint one or more persons as inspectors for such meeting. Except as otherwise provided by the chairman of the meeting, such inspectors shall (i) ascertain and report the number of shares of beneficial interest represented at the meeting, in person or by proxy, and the validity and effect of proxies, (ii) receive and tabulate all votes, ballots or consents, (iii) report such tabulation to the chairperson of the meeting and (iv) perform such other acts as are proper to conduct the election or voting at the meeting.

1.10.2 Each report of an inspector shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

1.11~~1.10~~ CONDUCT OF MEETINGS. ~~The Chairman of the Board or, in the absence of the Chairman, the President, or, in the absence of the Chairman, President and Vice Presidents, a presiding Officer elected at the meeting, shall preside over~~ Every meeting of Stockholders shall be conducted by an individual appointed by the

Board of Directors to be the chairman of the meeting or, in the absence of such appointment or absence of the appointed individual, by the Chairman of the Board or, in the case of a vacancy in the office or the absence of the Chairman of the Board, by one of the following Officers present at the meeting in the following order: the President, the Vice Presidents in their order of seniority or, in the absence of such Officers, a chairperson chosen by the vote of a majority of the votes cast by Stockholders present in person or by proxy. The Secretary, an assistant Secretary or a person appointed by the Board of Directors or, in the absence of such appointment, a person appointed by the chairperson of the meeting shall act as the Secretary of the meeting and record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of Stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman of the meeting and without any action by the Stockholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and such other individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to Stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments; (e) determining when and for how long the polls should be opened and when the polls should be closed; (f) maintaining order and security at the meeting; (g) removing any Stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (h) concluding a meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting; and (i) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of Stockholders~~. The Secretary of the Corporation, or, in the absence of the Secretary and Assistant Secretaries, the person appointed by the presiding Officer of the meeting, shall act as secretary of such meeting.~~ shall not be required to be held in accordance with the rules of parliamentary procedure.

~~1.11 TABULATION OF VOTES. At any annual or special meeting of Stockholders, the presiding Officer shall be authorized to appoint a teller for such meeting (the "Teller"). The Teller may, but need not, be an Officer or employee of the Corporation. The Teller shall be responsible for tabulating or causing to be tabulated Shares voted at the meeting and reviewing or causing to be reviewed all proxies. In tabulating votes, the Teller shall be entitled to rely in whole or in part on tabulations and analyses made by personnel of the Corporation, its counsel, its transfer agent, its registrar or such other organizations that are customarily employed to provide such services. The Teller may be authorized by the presiding Officer to determine on a preliminary basis the legality and sufficiency of all votes cast and proxies delivered under the Corporation's Charter, Bylaws and applicable law. The presiding Officer may review all preliminary determinations made by the Teller hereunder and, in doing so, the presiding Officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any preliminary determinations made by the Teller. Each report of the Teller shall be in writing and signed by him or her.~~

1.12 INFORMAL ACTION BY STOCKHOLDERS. An action required or permitted to be taken at a meeting of Stockholders may be taken without a meeting if a consent in writing, setting forth such action, is signed by all the Stockholders entitled to vote on the subject matter thereof and any other Stockholders entitled to notice of a meeting of Stockholders (but not to vote thereat) have waived in writing any rights which they may have to dissent from such action, and such consents and waivers are filed with the minutes of proceedings of the Stockholders. Such consents and waivers may be signed by different Stockholders on separate counterparts.

1.13 VOTING BY BALLOT. Voting on any question or in any election may be viva voce unless the presiding Officer shall order or any Stockholder shall demand that voting be by ballot.

ARTICLE II
DIRECTORS

2.1 GENERAL POWERS. The business and affairs of the Corporation shall be managed by its Board of Directors. All powers of the Corporation may be exercised by or under the authority of the Board of Directors, except as conferred on or reserved to the Stockholders by statute, the Charter or these Bylaws.

2.2 OUTSIDE ACTIVITIES. The Board of Directors and its members are required to spend only such time managing the business and affairs of the Corporation as is necessary to carry out their duties in accordance with Section 2-405.1 of the Maryland General Corporation Law. The Board of Directors, each Director, and the agents, Officers and employees of the Corporation or of the Board of Directors or of any Director may engage with or for others in business activities of the types conducted by the Corporation. Except as set forth in the Charter or by separate agreement, none of such individuals has an obligation to notify or present to the Corporation or each other any investment opportunity that may come to such person's attention even though such investment might be within the scope of the Corporation's purposes or various investment objectives. Any interest (including any interest as defined in Section 2-419(a) of the Maryland General Corporation Law) that a Director has in any investment opportunity presented to the Corporation must be disclosed by such Director to the Board of Directors (and, if voting thereon, to the Stockholders or to any committee of the Board of Directors) within ten (10) days after the later of the date upon which such Director becomes aware of such interest or the date upon which such Director becomes aware that the Corporation is considering such investment opportunity. If such interest comes to the interested Director's attention after a vote to take such investment opportunity, the voting body shall be notified of such interest and shall reconsider such investment opportunity if not already consummated or implemented.

2.3 NUMBER TENURE AND QUALIFICATIONS. The number of Directors of the Corporation shall be that number set forth in the Charter or such other number as may be designated from time to time by resolution of a majority of the entire Board of Directors; provided, however, that the number of Directors shall never be more than the maximum number provided in the Charter nor less than the number required by Section 2-402 of the Maryland General Corporation Law, as amended from time to time, and further provided that the tenure of office of a Director shall not be affected by any decrease in the number of Directors. Each Director shall serve for the term set forth in the Charter and until his or her successor is elected and qualified.

2.4 NOMINATION OF DIRECTORS.

(a) Nominations of candidates for election as Directors of the Corporation at any annual meeting of Stockholders may be made (i) by, or at the direction of, a majority of the Board of Directors or (ii) by any holder of record (both as of the time notice of such nomination is given by the Stockholder as set forth below and as of the record date for the annual meeting in question) of any shares of the Corporation's capital stock entitled to vote at such meeting who complies with the procedures set forth in this **Section 2.4**. Any Stockholder who seeks to make such a nomination, or his or her representative, must be present in person at the annual meeting. Only persons nominated in accordance with the procedures set forth in this **Section 2.4** shall be eligible for election as Directors at an annual meeting of Stockholders.

(b) Nominations, other than those made by, or at the direction of, the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation as set forth in this **Section 2.4**. ~~For all annual meetings prior to the initial public offering of common stock of the Corporation, notice shall be timely if delivered to, or mailed and received at, the principal executive office of the Corporation not later than the close of business on the 20th calendar day (or if that day is not a business day for the Corporation, the next business day) following the date on which notice of such annual meeting is mailed or otherwise transmitted to Stockholders. For all annual meetings subsequent to the initial public offering of common stock of the Corporation, a~~ A Stockholder's notice shall be timely if delivered to, or mailed and received at, the principal executive offices of the Corporation (i) not ~~less than 75 days nor more than 180 days~~later than the close of business on the one hundred twentieth (120th) day nor earlier than the close of business on the one hundred fiftieth (150th) day prior to the Anniversary Date or (ii) in the event that the annual meeting of Stockholders is ~~called for a date~~advanced or delayed by more than ~~7~~thirty (30) calendar days ~~prior to the Anniversary date, not later than the close of business on (A) the 20th calendar day (or if that day is not a business day for the Corporation, on the next succeeding business day) following the earlier of (1) the date on which notice of the date of such meeting was mailed to (1) Stockholders or (2) the date on which the date of such meeting was publicly disclosed or (B) if such date of notice or public disclosure occurs more than 75 calendar days prior to the scheduled date of such meeting, then the later of (1) the 20th calendar day (or if that day is not a business day for the Corporation, on the next succeeding business day) following the date of the first to occur of such notice or public disclosure or (2) the 75th calendar day prior to such scheduled date of such meeting (or if that day is not a business day for the Corporation, on the next succeeding business day)~~from the anniversary of the previous year's annual meeting, not earlier than the close of business on the one hundred fiftieth (150th) day prior to the date of such annual meeting and not later than the close of business on the later to occur of the one hundred twentieth (120th) day prior to the date of such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a Stockholder's notice as described above.

(c) A Stockholder's notice of nomination shall set forth as to each person the Stockholder proposes to nominate for election as a Director (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person for the past five years, (iii) the class and number of shares of the Corporation's capital stock which are beneficially owned by such person on the date of such notice, (iv) such nominee's written consent to be named in the proxy statement as a nominee and to serve as a Director if elected, (v) whether such Director is ~~an Independent Director (as defined in the Charter~~"independent" (as determined in accordance with the Company's Corporate Governance Guidelines as in effect from time to time) and (vi) any other information relating to such person that is required to be disclosed in solicitations of proxies with respect to nominees for election as may be deemed necessary or desirable by the Corporation's counsel, in the exercise of his or her discretion. Notice by a Stockholder shall, in addition to the above-referenced information, set forth as to the Stockholder giving the notice (A) the name and address, as they appear on the Corporation's stock transfer books, of such Stockholder and of the beneficial owners (if any) of the stock registered in such Stockholder's name; (B) the name and address of other Stockholders known by such Stockholder to be supporting such nominees on the date of such Stockholder's notice; (C) the class and number of shares of the Corporation's capital stock which are beneficially owned by such Stockholder and such beneficial owners (if any) on the date of such Stockholder's notice; and (D) the class and number of shares of the Corporation's capital stock which are beneficially owned by any other Stockholders known by such Stockholder to be supporting such nominees on the date of such Stockholder's notice. At the request of the Board of Directors, any person nominated by or at the direction of the Board of Directors for election as a Director at any annual meeting shall furnish to the Secretary of the Corporation that information which would be required to be set forth in a Stockholder's notice of nomination of such nominee.

(d) No person shall be elected by the Stockholders as a Director of the Corporation unless nominated in accordance with the procedures set forth in this **Section 2.4**. If the Board of Directors, or a designated committee thereof, determines that a nomination made by any Stockholder was not timely made in accordance with the terms of this section, such nomination shall not be considered at the annual meeting in question. If the Board of Directors, or a designated committee thereof, determines that the information provided in a Stockholder's notice does not satisfy the informational requirements of this **Section 2.4** in any material respect, the Secretary of the Corporation shall promptly notify such Stockholder of the deficiency in the notice. Such Stockholder shall have an opportunity to cure the deficiency by providing additional information to the Secretary within the period of time, not to exceed five (5) days from the date such deficiency notice is given to such Stockholder, determined by the Board of Directors or such committee. If the deficiency is not cured within such period, or if the Board of Directors or such committee determines that the additional information provided by such Stockholder, together with the information previously provided, does not satisfy the requirements of this **Section 2.4** in any material respect, such nomination shall not be considered at the annual meeting in question.

(e) Notwithstanding the procedures set forth in the preceding paragraph, if neither the Board of Directors nor a designated committee thereof makes a determination as to the validity of any ~~nominations~~nomination by any Stockholder as set forth above, the presiding Officer of the Stockholders' meeting shall determine and declare at the Stockholders' meeting whether ~~a nominations as~~such nomination was made in accordance with the terms of this **Section 2.4**. If the presiding Officer determines that a nomination was not made in accordance with the terms of this **Section 2.4**, such nomination shall be disregarded, and the Board of Directors shall make all Director nominations on behalf of the Corporation.

2.5 ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board of Directors may be held immediately after and at the same place as the annual meeting of Stockholders, or at such other time and place, either within or without the State of Maryland, as is selected by resolution of the Board of Directors, and no notice other than this Bylaw of such resolution shall be necessary. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Maryland, for the holding of regular meetings of the Board of Directors without other notice than such resolution.

2.6 SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the President or a majority of the Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Maryland, as the place for holding any special meeting of the Board of Directors called by them.

2.7 NOTICE. Notice of any special meeting to be provided herein shall be given, in accordance with **Article VIII**,~~ by written notice delivered personally, telegraphed or telecopied~~ to each director~~ at his or her business or residence~~ at least twenty-four (24) hours, or by mail at least five (5) days, prior to the meeting. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be specified in the notice, unless specially required by statute, the Charter or these Bylaws.

2.8 QUORUM. A majority of the Board of Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. If less than a majority of the Board of Directors is present at said meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

2.9 VOTING. The act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable statute, the Charter or these Bylaws; provided, however, that (1) no act relating to any matter in which a Director (or affiliate of such Director) has any interest shall be the act of the Board of Directors unless such act has been approved by a majority of the Board of Directors that includes a majority of the disinterested Directors and (2) commencing on the Initial Public Offering Date (as defined in the Charter) no decision by the Corporation whether to issue shares of Common Stock (as defined in the Charter) or to pay cash in exchange for partnership units of First Industrial, L.P. shall be the act of the Board of Directors unless such act has been approved by a majority of the ~~Independent Directors (as defined in the Charter~~independent Directors (as determined in accordance with the Company's Corporate Governance Guidelines as in effect from time to time).

2.10 CHAIRMAN OF THE BOARD. The Board of Directors may appoint a Chairman of the Board. The Chairman of the Board shall not be an ~~officer~~Officer of the Company, but may sign and execute all authorized bonds, contracts or other obligations in the name of the Corporation, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other Officer or agent of the Corporation or shall be required by law to be otherwise signed or executed.

2.11 CONDUCT OF MEETINGS. All meetings of the Board of Directors shall be called to order and presided over by the Chairman of the Board or, in the absence of the Chairman of the Board, by the President (if a member of the Board of Directors) or, in the absence of the Chairman of the Board and the President, by a member of the Board of Directors selected by the members present. The Secretary of the Corporation, or in the absence of the Secretary, any Assistant Secretary, shall act as ~~secretary~~Secretary at all meetings of the Board of Directors, and in the absence of the Secretary and Assistant secretaries, the presiding Officer of the meeting shall designate any person to act as ~~secretary~~Secretary of the meeting. Members of the Board of Directors may participate in meetings of the Board of Directors by conference telephone or similar communications equipment by means of which all Directors participating in the meeting can hear each other at the same time, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for all purposes of these Bylaws.

2.12 RESIGNATIONS. Any Directors may resign from the Board of Directors or any committee thereof at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of the receipt of notice of such resignation by the President or the Secretary.

2.13 REMOVAL OF DIRECTORS. Except as may otherwise be provided in the ~~MGCL~~Maryland General Corporation Law and only for so long as the ~~MGCL~~Maryland General Corporation Law may otherwise provide, ~~and consistent with the Charter, the Stockholders may, at any time, remove any Director, but only for cause, by the affirmative vote of a majority of all the votes entitled to be cast on a matter, and may elect a successor to fill any resulting vacancy for the balance of the term of the removed Director. Cause for removal shall be deemed to exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction or has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of such director's duty to the corporation and such adjudication is no longer subject to direct appeal~~Directors may be removed only as set forth in the Charter.

2.14 VACANCIES. The Stockholders may elect a successor to fill a vacancy on the Board of Directors which results from the removal of a Director. Furthermore, any vacancy occurring on the Board of Directors for any cause other than by reason of an increase in the number of Directors may be filled by a majority vote of the remaining Directors, although such majority is less than a quorum. Any vacancy occurring on the Board of Directors by reason of an increase in the number of Directors may be filled by a majority vote of the entire Board of Directors. A Director elected by the Board of Directors to fill a vacancy shall hold office until the next annual meeting of Stockholders and until his or her successor is elected and qualifies.

2.15 INFORMAL ACTION BY DIRECTORS. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent in writing to such action is signed by all of the Directors and such written consent is filed with the minutes of the Board of Directors. Consents may be signed by different Directors on separate counterparts.

2.16 COMPENSATION. An annual fee for services and payment for expenses of attendance at each meeting of the Board of Directors, or of any committee thereof, may be allowed to any Director by resolution of the Board of Directors.

ARTICLE III
COMMITTEES

3.1 NUMBER, TENURE AND QUALIFICATIONS. The Board of Directors may appoint from among its members an Executive Committee and other committees, composed of two or more Directors, to serve at the pleasure of the Board of Directors; provided, however, that the Board of Directors will appoint to the Corporation's Audit Committee only ~~Independent Directors (as defined in the Charter~~independent Directors (as determined in accordance with the Company's Corporate Governance Guidelines as in effect from time to time).

3.2 DELEGATION OF POWER. The Board of Directors may delegate to these committees in the intervals between meetings of the Board of Directors any of the powers of the Board of Directors to manage the business and affairs of the Corporation, except those powers which the Board of Directors is specifically prohibited from delegating pursuant to Section 2-411(a)(2) of the Maryland General Corporation Law.

3.3 QUORUM AND VOTING. A majority of the members of any committee shall constitute a quorum for the transaction of business by such committee, and the act of a majority of the quorum shall constitute the act of the committee.

3.4 CONDUCT OF MEETINGS. Each committee shall designate a presiding Officer of such committee, and if such Officer is not present at a particular meeting, the committee shall select a presiding Officer for such meeting. Members of any committee may participate in meetings of such committee by conference telephone or similar communications equipment by means of which all Directors participating in the meeting can hear each other at the same time, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for all purposes of these Bylaws. Each committee shall keep minutes of its meetings, and report the results of any proceedings at the next succeeding annual or regular meeting of the Board of Directors.

3.5 INFORMAL ACTION BY COMMITTEES. Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a written consent to such action is signed by all members of the committee and such written consent is filed with the minutes of proceedings of such committee. Consents may be signed by different members on separate counterparts.

ARTICLE IV
OFFICERS

4.1 TITLES AND ELECTION. The Corporation shall have a President, Secretary and Treasurer to comply with ~~MGCL ss.~~Section 2-412(a) of the Maryland General Corporation Law, and such other Officers as the Board of Directors, or any committee or Officer appointed by the Board of Directors for such purpose, may from time to time elect. The Officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of Stockholders. If the election of Officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each Officer shall hold office until his successor is duly elected and qualified or until his death, resignation or removal in the manner hereinafter proved. Any two or more offices except President and Vice President may be held by the same person. Election or appointment of an Officer or agent shall not of itself create contract rights between the Corporation and such Officer or agent.

4.2 REMOVAL. Any Officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person removed. The fact that a person is elected to an office, whether or not for a specified term, shall not by itself constitute any undertaking or evidence of any employment obligation of the Corporation to that person.

4.3 OUTSIDE ACTIVITIES. The Officers and agents of the Corporation are required to spend only such time managing the business and affairs of the Corporation as is necessary to carry out their duties in accordance with the law and these Bylaws. The Officers and agents of the Corporation may engage with or for others in business activities of the types conducted by the Corporation. Except as set forth in the Charter or by separate agreement, none of such individuals has an obligation to notify or present to the Corporation or each other any investment opportunity that may come to such person's attention even though such investment might be within the scope of the Corporation's purposes or various investment objectives. Any interest (including any interest within the meaning of Section 2-419(a) of the Maryland General Corporation Law as if the Officer or agent were a Director of the Corporation) that an Officer or an agent has in any investment opportunity presented to the Corporation must be disclosed by such Officer or agent to the Board of Directors (and, if voting thereon, to the Stockholders or to any committee of the Board of Directors) within ten (10) days after the later of the date upon which such Officer or agent becomes aware of such interest or the date upon which such Officer or agent becomes aware that the Corporation is considering such investment opportunity. If such interest comes to the attention of the interested Officer or agent after a vote to take such investment opportunity, the voting body shall be notified of such interest and shall reconsider such investment opportunity if not already consummated or implemented.

4.4 VACANCIES. A vacancy in any office may be filled by the Board of Directors for the unexpired portion of the term.

4.5 PRESIDENT. Unless the Board of Directors shall otherwise determine, the President shall be the Chief Executive Officer and general manager of the Corporation and shall in general supervise and control all of the business and affairs of the Corporation. In the absence of the Chairman of the Board, the President shall preside at all meetings of the Stockholders and of the Board of Directors (if a member of the Board of Directors). The President may sign any deed, mortgage, bond, contract or other instruments on behalf of the Corporation except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other Officer or agent of the Corporation or shall be required by law to be otherwise signed or executed. In general, the President shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6 CHIEF OPERATING OFFICER. The Board of Directors may appoint a Chief Operating Officer. In the absence of the President or in the event of a vacancy in such office, the Chief Operating Officer shall perform the duties of the President and when so acting shall have all the powers of and be subject to all the restrictions upon the President. The Chief Operating Officer may sign any deed, mortgage, bond, contract or other instruments on behalf of the Corporation except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other Officer or agent of the Corporation or shall be required by law to be otherwise signed or executed. In general, the Chief Operating Officer shall perform all duties incident to the office of Chief Operating Officer and such other duties as may be prescribed by the Board of Directors from time to time.

4.7 CHIEF FINANCIAL OFFICER. The Board of Directors may appoint a Chief Financial Officer. In general, the Chief Financial Officer shall perform all duties incident to the office of Chief Financial Officer and such other duties as may be prescribed by the Board of Directors from time to time.

4.8 VICE PRESIDENTS. The Board of Directors may appoint one or more Vice President. In the absence of both the President and the Chief Operating Officer or in the event of a vacancy in both such offices, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the President and when so acting shall have all the powers of and be subject to all the restrictions upon the President. Every Vice President shall perform such other duties as from time to time may be assigned to him or her by the President or the Board of Directors.

4.9 SECRETARY. The Secretary shall (i) keep the minutes of the proceedings of the Stockholders and Board of Directors in one or more books provided for that purpose; (ii) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (iii) be custodian of the corporate records of the Corporation; (iv) unless a transfer agent is appointed, keep a register of the post office address of each Stockholder that shall be furnished to the Secretary by such Stockholder and have general charge of the Stock Ledger of the Corporation; (v) when authorized by the Board of Directors or the President, attest to or witness all documents requiring the same; (vi) perform all duties as from time to time may be assigned to him or her by the President or by the Board of Directors; and (vii) perform all the duties generally incident to the office of secretary of a corporation.

4.10 TREASURER. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at the regular meetings of the Board of Directors or whenever they may require it, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

The Board of Directors may engage a custodian to perform some or all of the duties of the Treasurer, and if a custodian is so engaged then the Treasurer shall be relieved of the responsibilities set forth herein to the extent delegated to such custodian and, unless the Board of Directors otherwise determines, shall have general supervision over the activities of such custodian. The custodian shall not be an Officer of the Corporation.

4.11 ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The Board of Directors may appoint one or more Assistant Secretaries or Assistant Treasurers. The Assistant Secretaries (i) when authorized by the Board of Directors or the President, shall have the power to attest to or witness all documents requiring the same and (ii) shall perform such duties as shall be assigned to them by the Secretary or by the President or the Board of Directors. The Assistant Treasurers shall perform such duties as shall be assigned to them by the Treasurer or by the President or the Board of Directors.

4.12 OTHER OFFICERS. The Corporation shall have such other Officers as the Board of Directors may from time to time elect. Each such Officer shall hold office for such period and perform such duties as the Board of Directors, the President or any designated committee or Officer may prescribe.

4.13 SALARIES. The salaries, if any, of the Officers shall be fixed from time to time by the Board of Directors. No Officer shall be prevented from receiving such salary, if any, by reason of the fact that he or she is also a Director of the Corporation.

ARTICLE V
SHARES OF STOCK

5.1 NO CERTIFICATES FOR STOCK. Unless the Board of Directors authorizes the issuance of certificates pursuant to **Section 5.2**, none of the Stock shall be represented by certificates.

5.2 ELECTION TO ISSUE CERTIFICATES. The Board of Directors may authorize the issuance of certificates representing some or all of the Shares of any or all of the classes or series of Stock. If the Board of Directors so authorizes certificates, such certificates shall be of such form, not inconsistent with the Charter, as shall be approved by the Board of Directors. All certificates, if issued, shall be signed by the Chairman of the Board, the President or a Vice President and countersigned by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary. Any signature or counter-signature may be either a manual or facsimile signature. All certificates, if issued, for each class of stock shall be consecutively numbered.

5.3 STOCK LEDGER. The Corporation shall maintain at its principal executive office, at the office of its counsel, accountants or transfer agent or at such other place designated by the Board of Directors an original or duplicate Stock Ledger containing the names and addresses of all the Stockholders and the number of shares of each class held by each Stockholder. The Stock Ledger shall be maintained pursuant to a system that the Corporation shall adopt allowing for the issuance, recordation and transfer of its Stock by electronic or other means that can be readily converted into written form for visual inspection and not involving any issuance of certificates. Such system shall include provisions for notice to acquirers of Stock (whether upon issuance or transfer of stock) in accordance with Sections 2-210 and 2-211 of the Maryland General Corporation Law, and Section 8-408 of the Commercial Law Article of the State of Maryland. The Corporation shall be entitled to treat the holder of record of any Share or Shares as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland. Until a transfer is duly effected on the Stock Ledger, the Corporation shall not be affected by any notice of such transfer, either actual or constructive. Nothing herein shall impose upon the Corporation, the Board of Directors or Officers or their agents and representatives a duty or limit their rights to inquire as to the actual ownership of Shares.

5.4 RECORDING TRANSFERS OF STOCK. If transferred in accordance with any restrictions on transfer contained in the Charter, these Bylaws or otherwise, Shares shall be recorded as transferred in the Stock Ledger upon provision to the Corporation or the transfer agent of the Corporation of an executed stock power duly guaranteed and any other documents reasonably requested by the Corporation and the surrender of the certificate or certificates, if any, representing such Shares. Upon receipt of such documents, the Corporation shall issue the statements required by Sections 2-210 and 2-211 of the Maryland General Corporation Law and ~~Sections~~Section 8-408 of the Commercial Law Article of the State of Maryland, issue as needed a new certificate or certificates (if the transferred Shares were certificated) to the persons entitled thereto, cancel any old certificates and record the transaction upon its books.

5.5 LOST CERTIFICATES. The Board of Directors may direct a new certificate to be issued in the place of any certificate theretofore issued by the Corporation alleged to have been stolen, lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of Stock to be stolen, lost or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such stolen, lost or destroyed certificate or his legal representative to advertise the same in such manner as it shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise by reason of the issuance of a new certificate.

5.6 CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE.

5.6.1 The Board of Directors may fix, in advance, a date as the record date for the purpose of determining Stockholders entitled to notice of, or to vote at, any meeting of Stockholders, or Stockholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make a determination of Stockholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than sixty (60) days, and in case of a meeting of Stockholders not less than ten (10) days, prior to the date on which the meeting or particular action requiring such determination of Stockholders is to be held or taken.

5.6.2 If, in lieu of fixing a record date, the stock transfer books are closed by the Board of Directors in accordance with Section 2-511 of the Maryland General Corporation Law for the purpose of determining Stockholders entitled to notice of or to vote at a meeting of Stockholders, such books shall be closed for at least ten (10), but not more than twenty (20) days immediately preceding such meeting.

5.6.3 If no record date is fixed and the stock transfer books are not closed for the determination of Stockholders, (a) the record date for the determination of Stockholders entitled to notice of, or to vote at, a meeting of Stockholders shall be at the close of business on the day on which the notice of meeting is mailed or the thirtieth (30th) day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of Stockholders entitled to receive payment of a dividend or an allotment of any rights shall be at the close of business on the day on which the resolution of the Board of Directors declaring the dividend or allotment of rights is adopted.

5.6.4 When a determination of Stockholders entitled to vote at any meeting of Stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

ARTICLE VI
DIVIDENDS AND DISTRIBUTIONS

6.1 DECLARATION. Dividends and other distributions upon the Stock may be declared by the Board of Directors as set forth in the applicable provisions of the Charter and any applicable law, at any meeting, limited only to the extent of Section 2-311 of the Maryland General Corporation Law. Dividends and other distributions upon the Stock may be paid in cash, property or Stock of the Corporation, subject to the provisions of law and of the Charter.

6.2 CONTINGENCIES. Before payment of any dividends or other distributions upon the Stock, there may be set aside (but there is no duty to set aside) out of any funds of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper as a reserve fund to meet contingencies, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine to be in the best interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE VII
INDEMNIFICATION

7.1 INDEMNIFICATION TO THE EXTENT PERMITTED BY LAW. To the maximum extent permitted by Maryland law in effect from time to time, the Corporation, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall indemnify and shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or ~~officer~~Officer of the Corporation and who is made a party to the proceeding by reason of his or her service in that capacity and (b) any individual who, while a director or ~~officer~~Officer of the Corporation and at the request of the Corporation, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, ~~officer~~Officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The Corporation may, with the approval of its Board of Directors, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. Any person who may be entitled to indemnification pursuant to this **Section 7.1** shall be referred to in these Bylaws as an "Indemnified Person". Neither the amendment nor repeal of this **Section 7.1**, nor the adoption or amendment of any other provision of the Bylaws or charter of the Corporation inconsistent with this **Section 7.1**, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

7.2 INSURANCE. The Corporation shall have the power to purchase and maintain insurance on behalf of any Indemnified Person against any liability, whether or not the Corporation would have the power to indemnify him or her against such liability.

7.3 NON-EXCLUSIVE RIGHT TO INDEMNITY; HEIRS AND PERSONAL REPRESENTATIVES. The rights to indemnification set forth in this **Article VII** are in addition to all rights to which any Indemnified Person may be entitled as a matter of law, pursuant to a resolution of the Stockholders or disinterested Directors as agreed or otherwise, and shall inure to the benefit of the heirs and personal representatives of each Indemnified Person.

7.4 NO LIMITATION. In addition to any indemnification permitted by these Bylaws, the Board of Directors shall, in its sole discretion, have the power to grant such indemnification as it deems in the interest of the Corporation to the full extent permitted by law. This **Article VII** shall not limit the Corporation's power to indemnify against liabilities other than those arising from a person's serving the Corporation as a Director or Officer.

ARTICLE VIII
NOTICES

8.1 NOTICES. Whenever notice is required to be given pursuant to these Bylaws, it shall be construed to mean either written notice personally served against written receipt or notice in writing transmitted~~ by mail, by depositing the same in a post office or letter box, in a post-paid sealed wrapper~~, to the extent permitted by Maryland law, by mail, electronic mail or facsimile, addressed, if to the Corporation, at ~~150 N~~311 S. Wacker Drive, Suite 3900, Chicago, Illinois 60606 (or any subsequent address selected by the Board of Directors), attention President, or if to a Stockholder, Director or Officer, at the address of such person as it appears on the books of the Corporation or in default of any other address at the general post office situated in the city or county of his or her residence. The term "address," as used in this **Section 8.1**, means a street address or post office box number or, provided the recipient of such notice has affirmatively consented to receive notice via such means, an electronic mail address or facsimile telephone number; provided, however, that in all events and circumstances the "address" of the Company shall refer to the mailing address set forth above or any subsequent address selected by the Board of Directors. Unless otherwise specified, notice sent by mail shall be deemed to be given at the time mailed. Unless otherwise specified, electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the recipient. Unless otherwise specified, facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the recipient and receipt of a completed answer-back indicating receipt.

8.2 SECRETARY TO GIVE NOTICE. All notices required by law or these Bylaws to be given by the Corporation shall be given by the Secretary or any other Officer of the Corporation designated by the President. If the Secretary and Assistant Secretary are absent or refuse or neglect to act, the notice may be given by any person directed to do so by the President, or with respect to any meeting called pursuant to these Bylaws upon the request of any Stockholders or Directors, or by any person directed to do so by the Stockholders or Directors upon whose request the meeting is called.

8.3 WAIVER OF NOTICE. Whenever any notice is required to be given pursuant to the Charter or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE IX
MISCELLANEOUS

9.1 BOOKS AND RECORDS. The Corporation shall keep correct and complete books and records of its account and transactions and minutes of the proceedings of its Stockholders and Board of Directors and of its executive or other committees when exercising any of the powers or authority of the Board of Directors. The books and records of the Corporation may be in written form or in any other form that may be converted within a reasonable time into written form for visual inspection. Minutes shall be recorded in written form, but may be maintained in the form of a reproduction.

9.2 INSPECTION OF BYLAWS AND CORPORATE RECORDS. These Bylaws, the accounting books and records of the Corporation, the minutes of proceedings of the Stockholders, the Board of Directors and committees thereof, annual statements of affairs and voting trust agreements on record shall be open to inspection upon written demand delivered to the Corporation by any Stockholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to such holders' interests as a Stockholder or as the holder of such voting trust certificate, in each case to the extent permitted by the Maryland General Corporation Law.

9.3 CONTRACTS. The Board of Directors may authorize any Officer(s) or agent(s) to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

9.4 CHECKS, DRAFTS, ETC. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such Officers or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

9.5 LOANS.

9.5.1 Such Officers or agents of the Corporation as from time to time have been designated by the Board of Directors shall have authority (i) to effect loans, advances or other forms of credit at any time or times for the Corporation, from such banks, trust companies, institutions, corporations, firms or persons, in such amounts and subject to such terms and conditions, as the Board of Directors from time to time has designated; (ii) as security for the repayment of any loans, advance or other forms of credit so authorized, to assign, transfer, endorse and deliver, either originally or in addition or substitution, any or all personal property, real property, stocks, bonds, deposits, accounts, documents, bills, accounts receivable and other commercial paper and evidence of debt or other securities, or any rights or interests at any time held by the Corporation; (iii) in connection with any loans, advances or other forms of credit so authorized, to make, execute and deliver one or more notes, mortgages, deeds of trust, financing statements, security agreements, acceptances or written obligations of the Corporation, on such terms and with such provisions as to the security or sale or disposition of them as those Officers or agents deem proper; and (iv) to sell to, or discount or rediscount with, the banks, trust companies, institutions, corporations, firms or persons making those loans, advances or other forms of credit any and all commercial paper, bills, accounts receivable, acceptances and other instruments and evidences of debt at any time held by the Corporation, and, to that end, to endorse, transfer and deliver the same.

9.5.2 From time to time the Corporation shall certify to each bank, trust company, institution, corporation, firm or person so designated the signatures of the Officers or agents so authorized. Each bank, trust company, institution, corporation, firm or person so designated is authorized to rely upon such certification until it has received written notice that the Board of Directors has revoked the authority of those Officers or agents.

9.6 FISCAL YEAR. The Board of Directors shall have the power, from time to time, to fix the fiscal year of the Corporation by a duly adopted resolution, and, in the absence of such resolution, the fiscal year shall be the period ending December 31.

9.7 ANNUAL REPORT. Not later than one hundred twenty (120) days after the close of each fiscal year, the Board of Directors of the Corporation shall cause to be sent to the Stockholders an Annual Report in such form as may be deemed appropriate by the Board of Directors. The Annual Report shall include audited financial statements and shall be accompanied by the report thereon of an independent certified public accountant.

9.8 INTERIM REPORTS. The Corporation may send interim reports to the Stockholders having such form and content as the Board of Directors deems proper.

9.9 OTHER REPORTS. Any distributions to Stockholders of income or capital assets shall be accompanied by a written statement disclosing the source of the funds distributed unless at the time of distribution they are accompanied by a written explanation of the relevant circumstances. The statement as to such source shall be sent to Stockholders not later than sixty (60) days after the close of the fiscal year in which the distributions were made.

9.10 BYLAWS SEVERABLE. The provisions of these Bylaws are severable, and if any provision shall be held invalid or unenforceable, that invalidity or unenforceability shall attach only to that provision and shall not in any manner affect or render invalid or unenforceable any other provision of these Bylaws, and these Bylaws shall be carried out as if the invalid or unenforceable provision were not contained herein.

ARTICLE X
AMENDMENT OF BYLAWS

10.1 BY DIRECTORS. The Board of Directors shall have the power, at any annual or regular meeting, or at any special meeting if notice thereof is included in the notice of such special meeting, to alter or repeal any Bylaws of the Corporation and to make new Bylaws; provided, that no alteration or repeal of **Section 7.1** may affect the rights of any Indemnified Persons to indemnification arising, and in connection with conduct, prior to such amendment; and, provided, further, that the Board of Directors shall not alter or repeal this **Section 10.1** or **Section 10.2**.

10.2 BY STOCKHOLDERS. The Stockholders, by affirmative vote of a majority of the shares of common stock of the Corporation, shall have the power, at any annual meeting (subject to the requirements of **Section 1.3**), or at any special meeting if notice thereof ~~if~~is included in the notice of such special meeting, to alter or repeal any Bylaws of the Corporation and to make new Bylaws; provided, that no alteration or repeal of **Section 7.1** may affect the rights of any Indemnified Person to indemnification arising, and in connection with conduct, prior to such amendment; and, provided, further, that the Stockholders shall not alter or repeal **Section 10.1** or this **Section 10.2**.

APPENDIX C

2012 ANNUAL REPORT

Table of Contents

SELECTED FINANCIAL DATA

The following sets forth selected financial and operating data for the Company on a consolidated basis. The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K. All consolidated financial data has been restated, as appropriate, to reflect the impact of activity classified as discontinued operations for all periods presented.

	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
	(In thousands, except per share data)				
Statement of Operations Data:					
Total Revenues	$ 327,273	$ 315,876	$ 320,702	$ 383,758	$ 478,511
Loss from Continuing Operations	(20,980)	(31,054)	(171,345)	(20,237)	(146,226)
Loss from Continuing Operations Available to First Industrial Realty Trust, Inc's Common Stockholders	(35,992)	(46,674)	(175,664)	(35,512)	(138,025)
Net (Loss) Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (22,069)	$ (27,010)	$ (222,498)	$ (13,783)	$ 17,616
Basic and Diluted Earnings Per Share:					
Loss from Continuing Operations Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (0.39)	$ (0.58)	$ (2.79)	$ (0.73)	$ (3.20)
Net (Loss) Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (0.24)	$ (0.34)	$ (3.53)	$ (0.28)	$ 0.41
Distributions Per Share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2.41
Basic and Diluted Weighted Average Shares Outstanding	91,468	80,616	62,953	48,695	43,193
Balance Sheet Data (End of Period):					
Real Estate, Before Accumulated Depreciation	$3,121,448	$2,992,096	$2,618,767	$3,319,764	$3,385,597
Total Assets	2,608,842	2,666,657	2,750,054	3,204,586	3,223,501
Indebtedness (Inclusive of Indebtedness Held for Sale)	1,335,766	1,479,483	1,742,776	1,998,332	2,032,635
Total Equity	1,145,653	1,072,595	892,144	1,074,247	990,716
Cash Flow Data:					
Cash Flow From Operating Activities	$ 136,422	$ 87,534	$ 83,189	$ 142,179	$ 71,185
Cash Flow From Investing Activities	(42,235)	(3,779)	(9,923)	4,777	6,274
Cash Flow From Financing Activities	(99,407)	(99,504)	(230,383)	32,724	(79,754)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-K.

In addition, the following discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of complying with those safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "seek," "target," "potential," "focus," "may," "should" or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a materially adverse effect on our operations and future prospects include, but are not limited to: changes in national, international, regional and local economic conditions generally and real estate markets specifically; changes in legislation/regulation (including changes to laws governing the taxation of REITs) and actions of regulatory authorities (including the IRS); our ability to qualify and maintain our status as a REIT; the availability and attractiveness of financing (including both public and private capital) to us and to our potential counterparties; the availability and attractiveness of terms of additional debt repurchases; interest rates; our credit agency ratings; our ability to comply with applicable financial covenants; competition; changes in supply and demand for industrial properties (including land, the supply and demand for which is inherently more volatile than other types of industrial property) in the Company's current and proposed market areas; difficulties in consummating acquisitions and dispositions; risks related to our investments in properties through joint ventures; environmental liabilities; slippages in development or lease-up schedules; tenant creditworthiness; higher-than-expected costs; changes in asset valuations and related impairment charges; changes in general accounting principles, policies and guidelines applicable to REITs; international business risks and those additional factors described in Item 1A, "Risk Factors" and in our other filings with the SEC. We caution you not to place undue reliance on forward looking statements, which reflect our analysis only and speak only as of the date of this report or the dates indicated in the statements. We assume no obligation to update or supplement forward-looking statements.

The Company was organized in the state of Maryland on August 10, 1993. We are a REIT, as defined in the Code. We began operations on July 1, 1994. Our interests in our properties and land parcels are held through partnerships, corporations, and limited liability companies controlled, directly or indirectly, by us, including the Operating Partnership, of which we are the sole general partner, and through our taxable REIT subsidiaries. We also conduct operations through other partnerships and limited liability companies, the operating data of which, together with that of the Operating Partnership and the taxable REIT subsidiaries, is consolidated with that of the Company, as presented herein.

We also own noncontrolling equity interests in, and provide services to, two joint ventures (the 2003 Net Lease Joint Venture and the 2007 Europe Joint Venture). During 2010, we provided various services to, and ultimately disposed of our equity interests in, five joint ventures (the 2005 Development/Repositioning Joint Venture, the 2005 Core Joint Venture, the 2006 Net Lease Co-Investment Program, the 2006 Land/Development Joint Venture and the 2007 Canada Joint Venture). The Joint Ventures are accounted for under the equity method of accounting. Accordingly, the operating data of our Joint Ventures is not consolidated with that of the Company as presented herein. The 2007 Europe Joint Venture does not own any properties. See Note 5 to the Consolidated Financial Statements for more information on the Joint Ventures.

We believe our financial condition and results of operations are, primarily, a function of our performance in four key areas: leasing of industrial properties, acquisition and development of additional industrial properties, disposition of industrial properties and access to external capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We generate revenue primarily from rental income and tenant recoveries from long-term (generally three to six years) operating leases of our industrial properties. Such revenue is offset by certain property specific operating expenses, such as real estate taxes, repairs and maintenance, property management, utilities and insurance expenses, along with certain other costs and expenses, such as depreciation and amortization costs and general and administrative and interest expenses. Our revenue growth is dependent, in part, on our ability to (i) increase rental income, through increasing either or both occupancy rates and rental rates at our properties, (ii) maximize tenant recoveries and (iii) minimize operating and certain other expenses. Revenues generated from rental income and tenant recoveries are a significant source of funds, in addition to income generated from gains/losses on the sale of our properties (as discussed below), for our liquidity. The leasing of property, in general, and occupancy rates, rental rates, operating expenses and certain non-operating expenses, in particular, are impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond our control. The leasing of property also entails various risks, including the risk of tenant default. If we were unable to maintain or increase occupancy rates and rental rates at our properties or to maintain tenant recoveries and operating and certain other expenses consistent with historical levels and proportions, our revenue would decline. Further, if a significant number of our tenants were unable to pay rent (including tenant recoveries) or if we were unable to rent our properties on favorable terms, our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock would be adversely affected.

Our revenue growth is also dependent, in part, on our ability to acquire existing, and acquire and develop new, additional industrial properties on favorable terms. The Company seeks to identify opportunities to acquire existing industrial properties on favorable terms, and, when conditions permit, also seeks to identify opportunities to acquire and develop new industrial properties on favorable terms. Existing properties, as they are acquired, and acquired and developed properties, as they are leased, generate revenue from rental income, tenant recoveries and fees, income from which, as discussed above, is a source of funds for our distributions. The acquisition and development of properties is impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond our control. The acquisition and development of properties also entails various risks, including the risk that our investments may not perform as expected. For example, acquired existing and acquired and developed new properties may not sustain and/or achieve anticipated occupancy and rental rate levels. With respect to acquired and developed new properties, we may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties. Also, we face significant competition for attractive acquisition and development opportunities from other well-capitalized real estate investors, including publicly-traded REITs and private investors. Further, as discussed below, we may not be able to finance the acquisition and development opportunities we identify. If we were unable to acquire and develop sufficient additional properties on favorable terms, or if such investments did not perform as expected, our revenue growth would be limited and our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock would be adversely affected.

We also generate income from the sale of our properties (including existing buildings, buildings which we have developed or re-developed on a merchant basis and land). The gain/loss on, and fees from, the sale of such properties are included in our income and can be a significant source of funds, in addition to revenues generated from rental income and tenant recoveries, for our operations. Currently, a significant portion of our proceeds from sales is being used to repay outstanding debt. Market conditions permitting, however, a portion of our proceeds from such sales may be used to fund the acquisition of existing, and the acquisition and development of new, industrial properties. The sale of properties is impacted, variously, by property specific, market specific, general economic and other conditions, many of which are beyond our control. The sale of properties also entails various risks, including competition from other sellers and the availability of attractive financing for potential buyers of our properties. Further, our ability to sell properties is limited by safe harbor rules applying to REITs under the Code which relate to the number of properties that may be disposed of in a year, their tax bases and the cost of improvements made to the properties, along with other tests which enable a REIT to avoid punitive taxation on the sale of assets. If we are unable to sell properties on favorable terms, our income growth would be limited and our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock could be adversely affected.

We utilize a portion of the net sales proceeds from property sales, borrowings under our Unsecured Credit Facility, and proceeds from the issuance, when and as warranted, of additional debt and equity securities to refinance debt and finance future acquisitions and developments. Access to external capital on favorable terms plays a key role in our financial condition and results of operations, as it impacts our cost of capital and our ability and cost to refinance existing indebtedness as it matures and to fund acquisitions and developments or through the issuance, when and as warranted, of additional equity securities. Our ability to access external capital on favorable terms is dependent on various factors, including general market conditions, interest rates, credit ratings on our preferred stock and debt, the market's perception of our growth potential, our current and potential future earnings and cash distributions and the market price of our capital stock. If we are unable to access external capital on favorable terms, our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock could be adversely affected.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in more detail in Note 3 to the Consolidated Financial Statements. We believe the following critical accounting policies relate to the more significant judgments and estimates used in the preparation of our consolidated financial statements.

- We are subject to tenant defaults and bankruptcies that could affect the collection of rent due under our outstanding accounts receivable, include straight-line rent. In order to mitigate these risks, we perform credit reviews and analyses on our major existing tenants and all prospective tenants meeting certain financial thresholds before leases are executed. We maintain an allowance for doubtful accounts which is an estimate that is based on our assessment of various factors including the accounts receivable aging, customer credit-worthiness and historical bad debts.
- Notes receivable are included in prepaid expenses and other assets, net and are loans that are generally collateralized by real estate. At December 31, 2012, we have notes receivable with a carrying value of $41.2 million. Notes receivable are considered past due when a contractual payment is not remitted in accordance with the terms of the note agreement. We evaluate the collectability of each note receivable on an individual basis based on various factors which may include payment history, expected fair value of the collateral on the loan and internal and external credit information. A loan is considered to be impaired when, based upon current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value of the underlying collateral. As the underlying collateral for a majority of the notes receivable are real estate-related investments, the same valuation techniques are used to value the collateral as those used to determine the fair value of real estate investments for impairment purposes. Interest income on performing loans is accrued as earned. A loan is placed on non-accrual status when, based upon current information and events, it is probable that we will not be able to collect all amounts due according to the existing contractual terms. Recognition of interest income on non-performing loans on an accrual basis is resumed when it is probable that we will be able to collect amounts due according to the contractual terms.
- We review our held-for-use properties on a continuous basis for possible impairment and provide a provision if impairments are determined. We utilize the guidelines established under the Financial Accounting Standards Board's (the "FASB") guidance for accounting for the impairment of long lived

assets to determine if impairment conditions exist. We review the expected undiscounted cash flows of the property to determine if there are any indications of impairment. If the expected undiscounted cash flows of a particular property are less than the net book basis of the property, we will recognize an impairment charge equal to the amount of carrying value of the property that exceeds the fair value of the property. Fair value is generally determined by discounting the future expected cash flows of the property. The preparation of the undiscounted cash flows and the calculation of fair value involve subjective assumptions such as estimated occupancy, rental rates, ultimate residual value and hold period. The discount rate used to present value the cash flows for determining fair value is also subjective.

- Properties are classified as held for sale when all criteria within the FASB's guidance relating to the disposal of long lived assets are met for such properties. When properties are classified as held for sale, we cease depreciating the properties and estimate the values of such properties and record them at the lower of depreciated cost or fair value, less costs to dispose. If circumstances arise that were previously considered unlikely, and, as a result, we decide not to sell a property previously classified as held for sale, we will reclassify such property as held and used. We estimate the value of such property and measure it at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. Fair value of operational industrial properties is generally determined either by discounting the future expected cash flows of the property, third party contract prices or quotes from local brokers. The preparation of the discounted cash flows and the calculation of fair value involve subjective assumptions such as estimated occupancy, rental rates, ultimate residual value, hold period and discount rate. Fair value of land is primarily determined by members of management who are responsible for the individual markets where the land parcels are located, quotes from local brokers or by third party contract prices. The determination of the fair value of real estate assets is also highly subjective, especially in markets where there is a lack of recent comparable transactions.

- We analyze our investments in Joint Ventures to determine whether the joint ventures should be accounted for under the equity method of accounting or consolidated into our financial statements based on standards set forth under the FASB's guidance relating to the consolidation of variable interest entities. Based on the guidance set forth in these pronouncements, we do not consolidate any of our joint venture investments because either the joint venture has been determined to be a variable interest entity but we are not the primary beneficiary or the joint venture has been determined not to be a variable interest entity and we lack control of the joint venture. Our assessment of whether we are the primary beneficiary of a variable interest entity involves the consideration of various factors including the form of our ownership interest, our representation on the entity's governing body, the size of our investment and future cash flows of the entity.

- On a continuous basis, we assess whether there are any indicators that the value of our investments in Joint Ventures may be impaired. An investment is impaired if our estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment. Our estimates of fair value for each investment are based on a number of subjective assumptions that are subject to economic and market uncertainties including, among others, demand for space, market rental rates and operating costs, the discount rate used to value the cash flows of the properties, the cap rate used to estimate the terminal value of the underlying properties and the discount rate used to value the Joint Ventures' debt.

- We capitalize (direct and certain indirect) costs incurred in developing and expanding real estate assets as part of the investment basis. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. During the land development and construction periods, we capitalize interest costs, real estate taxes and certain general and administrative costs of the personnel performing development up to the time the property is substantially complete. The interest rate used to capitalize interest is based upon our average borrowing rate on existing debt. We also capitalize internal and external costs incurred to successfully originate a lease that result directly from, and are essential to, the acquisition of that lease. Leasing costs that meet the requirements for capitalization are presented as a component of prepaid expenses and other assets, net. The determination and calculation of certain costs requires estimates by us.

- We are engaged in the acquisition of individual properties as well as multi-property portfolios. We are required to allocate purchase price between land, building, tenant improvements, leasing commissions, in-place leases, tenant relationships and above and below market leases. Above-market and below-market lease values for acquired properties are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) our estimate of fair market lease rents for each corresponding in-place lease. Acquired above market leases are amortized as a reduction of rental revenue over the remaining non-cancelable terms of the respective leases and acquired below market leases are amortized as an increase to rental income over the remaining initial terms plus the terms of any below market fixed rate renewal options of the respective leases. In-place lease and tenant relationship values for acquired properties are recorded based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the respective tenant. The value allocated to in-place lease intangible assets is amortized to depreciation and amortization expense over the remaining lease term of the respective lease. The value allocated to tenant relationships is amortized to depreciation and amortization expense over the expected term of the relationship, which includes an estimate of the probability of lease renewal and its estimated term. We also must allocate purchase price on multi-property portfolios to individual properties. The allocation of purchase price is based on our assessment of various characteristics of the markets where the property is located and the expected cash flows of the property.
- In the preparation of our consolidated financial statements, significant management judgment is required to estimate our current and deferred income tax liabilities, and our compliance with REIT qualification requirements. Our estimates are based on our interpretation of tax laws. These estimates may have an impact on the income tax expense recognized. Adjustments may be required by a change in assessment of our deferred income tax assets and liabilities, changes due to audit adjustments by federal and state tax authorities, our inability to qualify as a REIT, and changes in tax laws. Adjustments required in any given period are included within the income tax provision.
- In assessing the need for a valuation allowance against our deferred tax assets, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made.

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

Our net loss available to First Industrial Realty Trust, Inc.'s common stockholders was $22.1 million and $27.0 million for the years ended December 31, 2012 and 2011, respectively. Basic and diluted net loss available to First Industrial Realty Trust, Inc.'s common stockholders was $0.24 per share and $0.34 per share for the years ended December 31, 2012 and 2011, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The tables below summarize our revenues, property expenses and depreciation and other amortization by various categories for the years ended December 31, 2012 and 2011. Same store properties are properties owned prior to January 1, 2011 and held as an operating property through December 31, 2012 and developments and redevelopments that were placed in service prior to January 1, 2011 or were substantially completed for the 12 months prior to January 1, 2011. Properties which are at least 75% occupied at acquisition are placed in service. Acquisitions that are less than 75% occupied at the date of acquisition, developments and redevelopments are placed in service as they reach the earlier of a) stabilized occupancy (generally defined as 90% occupied), or b) one year subsequent to acquisition or development/redevelopment construction completion. Properties are moved from the same store classification to the redevelopment classification when capital expenditures for a project are estimated to exceed 25% of the undepreciated gross book value of the property. Acquired properties are properties that were acquired subsequent to December 31, 2010 and held as an operating property through December 31, 2012. Sold properties are properties that were sold subsequent to December 31, 2010. (Re)Developments and land are land parcels and developments and redevelopments that were not: a) substantially complete 12 months prior to January 1, 2011 or b) stabilized prior to January 1, 2011. Other revenues are derived from the operations of our maintenance company, fees earned from our Joint Ventures and other miscellaneous revenues. Other expenses are derived from the operations of our maintenance company and other miscellaneous regional expenses.

During the period between January 1, 2011 and December 31, 2012, two industrial properties previously classified within same store, comprising approximately 0.1 million square feet, are included in the redevelopment classification as of December 31, 2012. As of December 31, 2012, redevelopment activities for both properties are complete and are classified as in-service. These properties will be moved back to the same store classification after the properties have been placed in service for at least two consecutive calendar years.

Our future financial condition and results of operations, including rental revenues, may be impacted by the future acquisition and sale of properties. Our future revenues and expenses may vary materially from historical rates.

For the years ended December 31, 2012 and 2011, the average occupancy rates of our same store properties were 87.5% and 86.3%, respectively.

	2012	2011	$ Change	% Change
	($ in 000's)			
REVENUES				
Same Store Properties	$319,845	$313,411	$ 6,434	2.1%
Acquired Properties	4,378	1,396	2,982	213.6%
Sold Properties	7,049	17,213	(10,164)	(59.0)%
(Re) Developments and Land, Not Included Above	1,521	673	848	126.0%
Other	3,181	2,054	1,127	54.9%
	$335,974	$334,747	$ 1,227	0.4%
Discontinued Operations	(8,701)	(18,871)	10,170	(53.9)%
Total Revenues	$327,273	$315,876	$ 11,397	3.6%

Revenues from same store properties increased $6.4 million primarily due to an increase in average occupancy and an increase in lease cancelation fees. Revenues from acquired properties increased $3.0 million due to the two industrial properties acquired subsequent to December 31, 2010 totaling approximately 1.1 million square feet of GLA. Revenues from sold properties decreased $10.2 million due to the 64 industrial properties sold subsequent to December 31, 2010 totaling approximately 7.1 million square feet of GLA. Revenues from (re)developments and land increased $0.8 million primarily due to an increase in occupancy. Other revenues increased $1.1 million primarily due to several one-time fees and the reversal of an allowance for deferred rent receivable related to certain tenants, partially offset by a decrease in fees earned from our Joint Ventures.

	2012	2011	$ Change	% Change
		($ in 000's)		
PROPERTY EXPENSES				
Same Store Properties	$ 94,549	$ 98,650	$(4,101)	(4.2)%
Acquired Properties	888	261	627	240.2%
Sold Properties	2,610	6,602	(3,992)	(60.5)%
(Re) Developments and Land, Not Included Above	1,255	696	559	80.3%
Other	9,484	8,019	1,465	18.3%
	$108,786	$114,228	$(5,442)	(4.8)%
Discontinued Operations	(3,660)	(7,589)	3,929	(51.8)%
Total Property Expenses	$105,126	$106,639	$(1,513)	(1.4)%

Property expenses include real estate taxes, repairs and maintenance, property management, utilities, insurance and other property related expenses. Property expenses from same store properties decreased $4.1 million due primarily to a decrease in real estate tax expense resulting from an increase in refunds received relating to previous tax years and a decrease in repairs and maintenance expense resulting from lower snow removal costs incurred due to the mild 2012 winter. Property expenses from acquired properties increased $0.6 million due to properties acquired subsequent to December 31, 2010. Property expenses from sold properties decreased $4.0 million due to properties sold subsequent to December 31, 2010. Property expenses from (re)developments and land increased by $0.6 million due to an increase in real estate tax expense related to developments being placed in service. Other expenses increased by $1.5 million due to an increase in incentive compensation expense.

General and administrative expense increased $4.5 million, or 21.6%, during the year ended December 31, 2012 compared to the year ended December 31, 2011 due primarily to the acceleration of expense recorded during 2012 related to restricted stock held by the Company's CEO in connection with the terms of his employment agreement that was entered into in December 2012. The increase was also due to an increase in incentive compensation expense and an increase in franchise tax expense due to the reversal of a state franchise tax reserve relating to the 1996-2001 tax years during the year ended December 31, 2011.

We committed to a plan to reduce organizational and overhead costs in October 2008 and have subsequently modified that plan with the goal of further reducing these costs. For the year ended December 31, 2011, we incurred $1.6 million in restructuring charges to provide for costs associated with the termination of a certain office lease ($1.2 million) and other costs ($0.4 million) associated with implementing our restructuring plan.

For industrial properties that no longer qualify to be classified as held for sale, any impairment charge or reversal recorded during the years ended December 31, 2012 and 2011 is reflected in continuing operations. Additionally, any impairment charge or reversal related to a land parcel, whether held for sale or held for use, is reflected in continuing operations. The impairment reversal included in continuing operations for the years ended December 31, 2012 and 2011 of $0.2 million and $7.6 million, respectively, is primarily comprised of a reversal of impairment relating to certain industrial properties that no longer qualify for held for sale classification and land parcels that were either sold or no longer qualify for held for sale classification.

	2012	2011	$ Change	% Change
		($ in 000's)		
DEPRECIATION AND OTHER AMORTIZATION				
Same Store Properties	$116,719	$116,949	$ (230)	(0.2)%
Acquired Properties	2,625	1,219	1,406	115.3%
Sold Properties	1,248	3,482	(2,234)	(64.2)%
(Re) Developments and Land, Not Included Above	840	673	167	24.8%
Corporate Furniture, Fixtures and Equipment	1,077	1,426	(349)	(24.5)%
	$122,509	$123,749	$(1,240)	(1.0)%
Discontinued Operations	(1,612)	(4,473)	2,861	(64.0)%
Total Depreciation and Other Amortization	$120,897	$119,276	$ 1,621	1.4%

Depreciation and other amortization for same store properties decreased $0.2 million primarily due to the accelerated depreciation and amortization taken during the year ended December 31, 2011 attributable to certain tenants who terminated their lease early, offset by an increase due to depreciation taken for properties that were classified as held for sale in 2011 but are no longer classified as held for sale in 2012. Depreciation and other amortization from acquired properties increased $1.4 million due to properties acquired subsequent to December 31, 2010. Depreciation and other amortization from sold properties decreased $2.2 million due to properties sold subsequent to December 31, 2010. Depreciation and other amortization for (re)developments and land and other increased $0.2 million due to an increase in substantial completion of developments. Corporate furniture, fixtures and equipment depreciation expense decreased $0.3 million due to assets becoming fully depreciated.

Interest income decreased $1.0 million, or 26.7%, primarily due to a decrease in the weighted average interest rate for notes receivable for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Interest expense, inclusive of $0 and $0.1 million of interest expense included in discontinued operations, for the years ended December 31, 2012 and 2011, respectively, decreased $16.7 million, or 16.7%, primarily due to a decrease in the weighted average debt balance outstanding for the year ended December 31, 2012 ($1,427.7 million) as compared to the year ended December 31, 2011 ($1,594.3 million), an increase in capitalized interest of $1.6 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011 due to an increase in development activities and a decrease in the weighted average interest rate for the year ended December 31, 2012 (5.99%), as compared to the year ended December 31, 2011 (6.31%).

Amortization of deferred financing costs decreased $0.5 million, or 12.7%, due primarily to lower deferred financing costs due to the write-off of financing costs related to the repurchase and retirement of certain of our senior unsecured notes, the replacement of our previous credit facility with the Unsecured Credit Facility in December 2011 and the early retirement of certain mortgage loans, partially offset by the costs associated with the origination of mortgage financings during 2012 and 2011.

In October 2008, we entered into an interest rate swap agreement (the "Series F Agreement") to mitigate our exposure to floating interest rates related to the coupon reset of the Company's Series F Preferred Stock. The Series F Agreement has a notional value of $50.0 million and is effective from April 1, 2009 through October 1, 2013. The Series F Agreement fixes the 30 year Treasury constant maturity treasury ("CMT") rate at 5.2175%.

We recorded $0.3 million in mark-to-market loss, inclusive of $1.2 million in swap payments, for the year ended December 31, 2012, as compared to $1.7 million in mark-to-market loss, inclusive of $0.6 million in swap payments, for the year ended December 31, 2011.

For the year ended December 31, 2012, we recognized a net loss from retirement of debt of $9.7 million due to the partial repurchase of a certain series of our senior unsecured notes and early payoff of certain mortgage loans. For the year ended December 31, 2011, we recognized a net loss from retirement of debt of $5.5 million due primarily to the early payoff of certain mortgage loans, the partial repurchase of certain series of our senior unsecured notes, the write-off of a portion of unamortized fees associated with the previous unsecured credit facility and a loss on a transfer of a property to a lender in satisfaction of a mortgage loan.

Foreign currency exchange loss of $0.3 million for the year ended December 31, 2011 relates to the substantial liquidation of operations in Canada.

Equity in income of joint ventures increased $0.6 million, or 59.1%, during the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily due to an increase in our pro rata share of gain on sale of real estate from the 2003 Net Lease Joint Venture.

For the year ended December 31, 2012 and the year ended December 31, 2011, gain on change in control of interests relates to the acquisition of the 85% equity interest in one property in each of those periods from the institutional investor in the 2003 Net Lease Joint Venture. For the years ended December 31, 2012 and 2011, we recognized $0.8 million gain and $0.7 million gain, respectively, which is the difference between our carrying value and fair value of our equity interest in each of the properties on the respective acquisition date.

Income tax provision (as allocated to continuing operations, discontinued operations and gain on sale of real estate, as applicable) increased $3.4 million, or 157.1%, during the year ended December 31, 2012 compared to the year ended December 31, 2011 due primarily to a one-time IRS audit adjustment on the 2009 liquidation of a former taxable REIT subsidiary, partially offset by a decrease in taxes related to the gain on sale of real estate in the new taxable REIT subsidiaries for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

The following table summarizes certain information regarding the industrial properties included in discontinued operations for the years ended December 31, 2012 and 2011.

	2012	2011
	($ in 000's)	
Total Revenues	$ 8,701	$18,871
Property Expenses	(3,660)	(7,589)
Impairment of Real Estate	(1,410)	(4,973)
Depreciation and Amortization	(1,612)	(4,473)
Interest Expense	—	(63)
Gain on Sale of Real Estate	12,665	20,419
Provision for Income Taxes	—	(1,246)
Income from Discontinued Operations	$14,684	$20,946

Income from discontinued operations for the year ended December 31, 2012 reflects the results of operations and gain on sale of real estate relating to 28 industrial properties that were sold during the year ended December 31, 2012 and the results of operations of three industrial properties that were identified as held for sale at December 31, 2012. The impairment loss for the year ended December 31, 2012 of $1.4 million relates to an impairment charge related to certain industrial properties that were either sold or classified as held for sale at December 31, 2012.

Income from discontinued operations for the year ended December 31, 2011 reflects the results of operations and gain on sale of real estate relating to 36 industrial properties that were sold during the year ended December 31, 2011, the results of operations of 28 industrial properties that were sold during the year ended December 31, 2012 and the results of operations of the three industrial properties identified as held for sale at December 31, 2012. The impairment loss for the year ended December 31, 2011 of $5.0 million relates to an impairment charge related to certain industrial properties that were sold during the years ended December 31, 2012 and 2011.

The $3.8 million and $1.4 million gain on sale of real estate for the years ended December 31, 2012 and 2011, respectively, resulted from the sale of one land parcel in each respective year that did not meet the criteria for inclusion in discontinued operations.

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010

Our net loss available to First Industrial Realty Trust, Inc.'s common stockholders was $27.0 million and $222.5 million for the years ended December 31, 2011 and 2010, respectively. Basic and diluted net loss available to First Industrial Realty Trust, Inc.'s common stockholders was $0.34 per share and $3.53 per share for the years ended December 31, 2011 and 2010, respectively.

The tables below summarize our revenues, property and construction expenses and depreciation and other amortization by various categories for the years ended December 31, 2011 and 2010. Same store properties are properties owned prior to January 1, 2010 and held as an operating property through December 31, 2011 and developments and redevelopments that were placed in service prior to January 1, 2010 or were substantially completed for the 12 months prior to January 1, 2010. Properties which are at least 75% occupied at acquisition are placed in service. Acquisitions that are less than 75% occupied at the date of acquisition, developments and redevelopments are placed in service as they reach the earlier of a) stabilized occupancy (generally defined as 90% occupied), or b) one year subsequent to acquisition or development/redevelopment construction completion. Properties are moved from the same store classification to the redevelopment classification when capital expenditures for a project are estimated to exceed 25% of the undepreciated gross book value of the property. Acquired properties are properties that were acquired subsequent to December 31, 2009 and held as an operating property through December 31, 2011. Sold properties are properties that were sold subsequent to December 31, 2009. (Re)Developments and land are land parcels and developments and redevelopments that were not: a) substantially complete 12 months prior to January 1, 2010 or b) stabilized prior to January 1, 2010. Other revenues are derived from the operations of our maintenance company, fees earned from our Joint Ventures and other miscellaneous revenues. Construction revenues and expenses represent revenues earned and expenses incurred in connection with a subsidiary of the Company acting as development manager to construct industrial properties. Other expenses are derived from the operations of our maintenance company and other miscellaneous regional expenses.

Our future financial condition and results of operations, including rental revenues, may be impacted by the future acquisition and sale of properties. Our future revenues and expenses may vary materially from historical rates.

For the years ended December 31, 2011 and 2010, the occupancy rates of our same store properties were 86.0% and 82.7%, respectively.

	2011	2010	$ Change	% Change
		($ in 000's)		
REVENUES				
Same Store Properties	$323,665	$326,473	$ (2,808)	(0.9)%
Acquired Properties	3,435	1,133	2,302	203.2%
Sold Properties	4,726	11,310	(6,584)	(58.2)%
(Re) Developments and Land, Not Included Above	867	675	192	28.4%
Other	2,054	5,560	(3,506)	(63.1)%
	$334,747	$345,151	$(10,404)	(3.0)%
Discontinued Operations	(18,871)	(25,318)	6,447	(25.5)%
Subtotal Revenues	$315,876	$319,833	$ (3,957)	(1.2)%
Construction Revenues	—	869	(869)	(100.0)%
Total Revenues	$315,876	$320,702	$ (4,826)	(1.5)%

Revenues from same store properties decreased $2.8 million due primarily to a decrease in lease cancelation fees and rental rates, offset by an increase in occupancy. Revenues from acquired properties increased $2.3 million due to the four industrial properties acquired subsequent to December 31, 2009 totaling approximately 1.2 million square feet of GLA. Revenues from sold properties decreased $6.6 million due to the 49 industrial properties and one leased land parcel sold subsequent to December 31, 2009 totaling approximately 4.0 million square feet of GLA. Revenues from (re)developments and land increased $0.2 million primarily due to an increase in occupancy. Other revenues decreased $3.5 million due primarily to a decrease in fees earned from our Joint Ventures. Construction revenues decreased $0.9 million due to the substantial completion during 2010 of certain development projects for which we were acting in the capacity of development manager.

	2011	2010	$ Change	% Change
		($ in 000's)		
PROPERTY AND CONSTRUCTION EXPENSES				
Same Store Properties	$102,230	$101,344	$ 886	0.9%
Acquired Properties	640	200	440	220.0%
Sold Properties	2,369	5,040	(2,671)	(53.0)%
(Re) Developments and Land, Not Included Above	970	1,153	(183)	(15.9)%
Other	8,019	9,496	(1,477)	(15.6)%
	$114,228	$117,233	$(3,005)	(2.6)%
Discontinued Operations	(7,589)	(10,601)	3,012	(28.4)%
Property Expenses	$106,639	$106,632	$ 7	0.0%
Construction Expenses	—	507	(507)	(100.0)%
Total Property and Construction Expenses	$106,639	$107,139	$ (500)	(0.5)%

Property expenses include real estate taxes, repairs and maintenance, property management, utilities, insurance and other property related expenses. Property expenses from same store properties remained relatively unchanged. Property expenses from acquired properties increased $0.4 million due to properties acquired subsequent to December 31, 2009. Property expenses from sold properties decreased $2.7 million due to properties sold subsequent to December 31, 2009. Property expenses from (re)developments and land decreased $0.2 million due to a decrease in real estate tax expense and a decrease in bad debt expense. The $1.5 million decrease in other expense is primarily attributable to a decrease in compensation resulting from a reduction in employee headcount. Construction expenses decreased $0.5 million due to the substantial completion during 2010 of certain development projects for which we were acting in the capacity of development manager.

General and administrative expense decreased $6.0 million, or 22.4%, due primarily to a decrease in compensation expense resulting from the reduction in employee headcount that occurred in 2010, a decrease in rent expense resulting from a reduction in office space during 2011 and 2010, a decrease in lawsuit settlement expense and a decrease in franchise tax expense primarily due to the reversal of a state franchise tax reserve relating to the 1996-2001 tax years.

For the year ended December 31, 2011, we recognized $1.6 million in restructuring charges to provide for costs associated with the termination of certain office leases ($1.2 million) and other costs ($0.4 million) associated with implementing our restructuring plan. For the year ended December 31, 2010, we recognized $1.9 million in restructuring charges to provide for employee severance and benefits ($0.5 million), costs associated with the termination of certain office leases ($0.7 million) and other costs ($0.7 million) associated with implementing our restructuring plan.

On October 22, 2010, we amended our existing credit facility. In conjunction with the amendment, management identified a pool of real estate assets to be classified as held for sale. At December 31, 2010, the pool of real estate assets classified as held for sale consisted of 192 industrial properties comprising approximately 15.8 million square feet of GLA and land parcels comprising approximately 695 acres. An impairment charge of $185.4 million was recorded during the year ended December 31, 2010 related to certain industrial properties due to a reassessment of the hold period. The impairment charge was necessary in order to adjust the carrying value of the assets to fair market value less costs to sell. At December 31, 2012, 141 of the original 192 industrial properties comprising approximately 10.0 million square feet of GLA were reclassified as held for use. As a result, any impairment charge or reversal recorded during 2011 and 2010 is reflected in continuing operations. Additionally, any impairment charge or reversal related to a land parcel, whether held for sale or held for use, is reflected in continuing operations. The impairment reversal included in continuing operations for the year ended December 31, 2011 of $7.6 million is primarily comprised of a reversal of impairment of $1.7 million relating to certain industrial properties and land parcels that no longer qualify for held for sale classification and $5.9 million relating to a sold land parcel.

In addition to the impairments discussed above, in connection with our periodic review of the carrying values of our properties and the negotiation of a new lease, we recorded an impairment charge of $9.2 million during the first quarter of 2010 related to one property located in Grand Rapids, Michigan.

	2011	2010	$ Change	% Change
		($ in 000's)		
DEPRECIATION AND OTHER AMORTIZATION				
Same Store Properties	$117,855	$128,137	$(10,282)	(8.0)%
Acquired Properties	2,194	603	1,591	263.8%
Sold Properties	1,521	5,358	(3,837)	(71.6)%
(Re) Developments and Land, Not Included Above	753	498	255	51.2%
Corporate Furniture, Fixtures and Equipment	1,426	1,975	(549)	(27.8)%
	$123,749	$136,571	$(12,822)	(9.4)%
Discontinued Operations	(4,473)	(10,306)	5,833	(56.6)%
Total Depreciation and Other Amortization	$119,276	$126,265	$ (6,989)	(5.5)%

Depreciation and other amortization for same store properties decreased $10.3 million primarily due to the cessation of depreciation and amortization of certain industrial properties that qualified for held for sale classification during 2011 as well as accelerated depreciation and amortization taken during the twelve months ended December 31, 2010 attributable to certain tenants who terminated their lease early. Depreciation and other amortization from acquired properties increased $1.6 million due to properties acquired subsequent to December 31, 2009. Depreciation and other amortization from sold properties decreased $3.8 million due to properties sold subsequent to December 31, 2009. Depreciation and other amortization for (re)developments and land and other increased $0.3 million due primarily to an increase in the substantial completion of developments. Corporate furniture, fixtures and equipment decreased $0.5 million primarily due to assets becoming fully depreciated.

Interest income decreased $0.4 million, or 10.1%, primarily due to a decrease in the weighted average notes receivable balance outstanding for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Interest expense, inclusive of $0.1 million and $0.3 million of interest expense included in discontinued operations, for the years ended December 31, 2011 and 2010, respectively, decreased $6.0 million, or 5.6%, primarily due to a decrease in the weighted average debt balance outstanding for the year ended December 31, 2011 ($1,594.3 million) as compared to the year ended December 31, 2010 ($1,867.8 million) and by an increase in capitalized interest for the year ended December 31, 2011 due to an increase in development activities, offset by an increase in the weighted average interest rate for the year ended December 31, 2011 (6.31%), as compared to the year ended December 31, 2010 (5.68%).

Amortization of deferred financing costs increased $0.5 million, or 14.1%, due primarily to an increase in financing costs related to the amendment of the previous unsecured credit facility in October 2010.

We recorded $1.7 million in mark-to-market loss, inclusive of $0.6 million in swap payments, which is included in Mark-to-Market Loss on Interest Rate Protection Agreements for the year ended December 31, 2011, as compared to $1.1 million in mark-to-market loss, inclusive of $0.5 million in swap payments, for the year ended December 31, 2010.

For the year ended December 31, 2011, we recognized a net loss from retirement of debt of $5.5 million due primarily to the early payoff of certain mortgage loans, the partial repurchase of certain series of our senior unsecured notes, the write-off of unamortized fees associated with the previous unsecured credit facility and a loss on a transfer of a property to a lender in satisfaction of a mortgage loan. For the year ended December 31, 2010, we recognized a net loss from retirement of debt of $4.3 million due primarily to the redemption of our 7.375% Notes due 2011.

Foreign currency exchange loss of $0.3 million for the year ended December 31, 2011 relates to the substantial liquidation of our operations in Canada. Foreign currency exchange loss of $0.2 million for the year ended December 31, 2010 relates to the substantial liquidation of our operations in Europe.

Equity in income of joint ventures increased $0.3 million, or 45.2%, during the year ended December 31, 2011 as compared to the year ended December 31, 2010 primarily due to selling our equity interest in five joint ventures (the 2005 Development/Repositioning Joint Venture, the 2005 Core Joint Venture, the 2006 Net Lease Co-Investment Program, the 2006 Land/Development Joint Venture and the 2007 Canada Joint Venture) during 2010. For the year ended December 31, 2010, our pro rata share of net losses from two of the sold joint ventures of $2.3 million was offset by our pro rata share of net income from three of the sold joint ventures of $2.1 million.

The gain on sale of joint venture interests of $11.2 million for the year ended December 31, 2010 relates to the sale of our 10% equity interests in each of the 2005 Development/Repositioning Joint Venture, the 2005 Core Joint Venture, the 2006 Land/Development Joint Venture and the 2007 Canada Joint Venture to our joint venture partner on August 5, 2010. Additionally, the gain includes approximately $2.7 million of proceeds related to the separate sales of three industrial properties by the Joint Ventures during August and October 2010 for which, in accordance with the sale agreement, we were entitled to a final distribution.

For the year ended December 31, 2011, gain on change in control of interests relates to the acquisition of the 85% equity interest in one property from the institutional investor in the 2003 Net Lease Joint Venture. The $0.7 million gain is the difference between our carrying value and fair value of our equity interest on the acquisition date.

Income tax provision (as allocated to continuing operations, discontinued operations and gain on sale of real estate, as applicable) decreased $1.2 million, or 35.0%, during the year ended December 31, 2011 compared to the year ended December 31, 2010 primarily due to an increase in state taxes in 2010 due to a one time unfavorable court decision on business loss carryforwards in the State of Michigan in 2010 and gain on sale of joint venture interests in 2010, partially offset by an increase in gain on sale of real estate within our taxable REIT subsidiaries during the year ended December 31, 2011 compared to the year ended December 31, 2010.

The following table summarizes certain information regarding the industrial properties included in discontinued operations for the years ended December 31, 2011 and 2010.

	2011	2010
	($ in 000's)	
Total Revenues	$18,871	$ 25,318
Property Expenses	(7,589)	(10,601)
Impairment of Real Estate	(4,973)	(66,026)
Depreciation and Amortization	(4,473)	(10,306)
Interest Expense	(63)	(268)
Gain on Sale of Real Estate	20,419	11,092
Provision for Income Taxes	(1,246)	—
Income (Loss) from Discontinued Operations	$20,946	$(50,791)

Income from discontinued operations for the year ended December 31, 2011 reflects the results of operations and gain on sale of real estate relating to 36 industrial properties that were sold during the year ended December 31, 2011, the results of operations of 28 industrial properties that were sold during the year ended December 31, 2012 and the results of operations of three industrial properties that were identified as held for sale at December 31, 2012. The impairment loss for the year ended December 31, 2011 of $5.0 million relates to an impairment charge related to certain industrial properties that were sold during the years ended December 31, 2012 and 2011.

Loss from discontinued operations for the year ended December 31, 2010 reflects the results of operations and gain on sale of real estate relating to 13 industrial properties and one land parcel that generated ground rental revenue that were sold during the year ended December 31, 2010, the results of operations of 28 industrial properties that were sold during the year ended December 31, 2012, the results of operations of 36 industrial properties that were sold during the year ended December 31, 2011 and the results of operations of the three industrial properties identified as held for sale at December 31, 2012. The impairment loss for the year ended December 31, 2010 of $66.0 million relates to an impairment charge related to certain industrial properties that were either sold or classified as held for sale at December 31, 2012.

The $1.4 million gain on sale of real estate for the year ended December 31, 2011 resulted from the sale of one land parcel that did not meet the criteria for inclusion in discontinued operations. The $0.9 million gain on sale of real estate for the year ended December 31, 2010 resulted from the sale of several land parcels that did not meet the criteria for inclusion in discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2012, our cash and cash equivalents were approximately $4.9 million. We also had $352.0 million available for additional borrowings under our Unsecured Credit Facility, subject to certain restrictions.

We have considered our short-term (through December 31, 2013) liquidity needs and the adequacy of our estimated cash flow from operations and other expected liquidity sources to meet these needs. We believe that our principal short-term liquidity needs are to fund normal recurring expenses, property acquisitions, developments, renovations, expansions and other nonrecurring capital improvements, debt service requirements, preferred dividends, the minimum distributions required to maintain our REIT qualification under the Code and distributions approved by our Board of Directors. We anticipate that these needs will be met with cash flows provided by operating activities as well as the disposition of select assets.

We expect to meet long-term (after December 31, 2013) liquidity requirements such as property acquisitions, developments, scheduled debt maturities, major renovations, expansions and other nonrecurring capital improvements through the disposition of select assets, long-term unsecured and secured indebtedness and the issuance of additional equity securities, subject to market conditions.

We also financed the development and acquisition of additional properties through borrowings under our Unsecured Credit Facility and may finance the development or acquisition of additional properties through such borrowings, to the extent capacity is available, in the future. At December 31, 2012, borrowings under our Unsecured Credit Facility bore interest at a weighted average interest rate of 1.912%. As of February 28, 2013, we had approximately $321.0 million available for additional borrowings under our Unsecured Credit Facility, subject to certain restrictions. Our Unsecured Credit Facility contains certain financial covenants including limitations on incurrence of debt and debt service coverage. Our access to borrowings may be limited if we fail to meet any of these covenants. We believe that we were in compliance with our financial covenants as of December 31, 2012, and we anticipate that we will be able to operate in compliance with our financial covenants in 2013.

Our senior unsecured notes have been assigned credit ratings from Standard & Poor's, Moody's and Fitch Ratings of BB/Ba3/BB, respectively. In the event of a downgrade, we believe we would continue to have access to sufficient capital; however, our cost of borrowing would increase and our ability to access certain financial markets may be limited.

Year Ended December 31, 2012

Net cash provided by operating activities of approximately $136.4 million for the year ended December 31, 2012 was comprised primarily of the non-cash adjustments of approximately $131.4 million and the net change in operating assets and liabilities of $14.6 million, offset by a net loss of approximately $2.5 million and payments of premiums and discounts associated with retirement of debt of $7.1 million. The adjustments for the non-cash items of approximately $131.4 million are primarily comprised of depreciation and amortization of approximately $138.7 million, the loss from retirement of debt of approximately $9.7 million, a book overdraft of approximately $1.7 million, the impairment of real estate of approximately $1.2 million, the provision for bad debt of approximately $0.5 million and the mark-to-market loss on an interest rate protection agreement related to the Series F Agreement of approximately $0.3 million, offset by the gain on sale of real estate of approximately $16.4 million, the gain on the change in control of interests in connection with the purchase of the 85% equity interest in one property from the 2003 Net Lease Joint Venture of approximately $0.8 million and the effect of the straight-lining of rental income of approximately $3.5 million.

Net cash used in investing activities of approximately $42.2 million for the year ended December 31, 2012 was comprised primarily of the acquisition of the 85% equity interest in one property from the institutional investor in the 2003 Net Lease Joint Venture and several land parcels, the development of real estate, capital expenditures related to the improvement of existing real estate, payments related to leasing activities and an increase in lender escrows, offset by the net proceeds from the sale of real estate and the repayments on our notes receivable.

During the year ended December 31, 2012, we acquired one industrial property comprising approximately 0.4 million square feet of GLA through the purchase of the 85% equity interest in one property from the institutional investor in the 2003 Net Lease Joint Venture. The acquisition was funded with a cash payment of $8.3 million and the assumption of a mortgage loan in the amount of $12.0 million, which was subsequently paid off on the date of acquisition. We also acquired several land parcels. The purchase price of these land parcel acquisitions totaled approximately $46.7 million, excluding costs incurred in conjunction with the acquisition of these land parcels.

During the year ended December 31, 2012, we sold 28 industrial properties comprising approximately 4.2 million square feet of GLA and one land parcel. Proceeds from the sales of the 28 industrial properties and one land parcel, net of closing costs, were approximately $82.5 million. We are in various stages of discussions with third parties for the sale of additional properties and plan to continue to selectively market other properties for sale in 2013.

Net cash used in financing activities of approximately $99.4 million for the year ended December 31, 2012 was comprised primarily of repayments on our senior unsecured notes and mortgage and other loans payable, payments of debt and equity issuance costs, preferred stock dividends, the partial redemption of the Series J Preferred Stock, the repurchase and retirement of restricted stock, payments on the interest rate swap agreement and net repayments on our Unsecured Credit Facility offset by the net proceeds from the issuance of common stock and proceeds from the origination of mortgage loans payable.

During the year ended December 31, 2012, we repurchased $106.3 million of our unsecured notes at an aggregate purchase price of $110.6 million. Additionally, we also paid off and retired our 2012 Notes, at maturity, in the amount of $61.8 million. We may from time to time repay additional amounts of our outstanding debt. Any repayments would depend upon prevailing market conditions, our liquidity requirements, contractual restrictions and other factors we consider important. Future repayments may materially impact our liquidity, taxable income and results of operations.

During the year ended December 31, 2012, we obtained six secured mortgage loans aggregating to $100.6 million. The mortgage loans bear interest at a fixed rate of 4.03% and mature on September 1, 2022. During the year ended December 31, 2012, we paid off and retired prior to maturity mortgage loans in the amount of $14.1 million.

During the year ended December 31, 2012, we redeemed 2,000,000 Depositary Shares of the Series J Preferred Stock for $25.00 per Depositary Share, or $50.0 million in the aggregate, and paid a prorated fourth quarter dividend of $0.407812 per Depositary Share, totaling approximately $0.8 million.

During the year ended December 31, 2012, we issued 9,400,000 shares of the Company's common stock through a public offering, resulting in net proceeds of approximately $116.8 million. Additionally, during the year ended December 31, 2012, we issued 1,532,598 shares of the Company's common stock via the 2012 ATM program, resulting in net proceeds of approximately $18.1 million. We may access the equity markets again, subject to contractual restrictions and market conditions. To the extent additional equity offerings occur, we expect to use at least a portion of the proceeds received to reduce our indebtedness or fund property acquisitions and developments.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments as of December 31, 2012:

		Payments Due by Period (In thousands)			
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating and Ground Leases(1)(2)	$ 35,925	$ 2,090	$ 3,463	$ 3,434	$ 26,938
Real Estate Development(1)(3)	45,793	45,793	—	—	—
Long Term Debt	1,338,175	14,339	297,733	469,462	556,641
Interest Expense on Long Term Debt(1)(4)	403,127	74,185	130,182	84,281	114,479
Total	$1,823,020	$136,407	$431,378	$557,177	$698,058

(1) Not on balance sheet.

(2) Operating lease minimum rental payments have not been reduced by minimum sublease rentals of $8.3 million due in the future under non-cancelable subleases.

(3) Represents estimated remaining costs on the completion of development projects.

(4) Does not include interest expense on our Unsecured Credit Facility.

Off-Balance Sheet Arrangements

At December 31, 2012, we had a letter of credit and several performance bonds outstanding, amounting to $9.5 million in the aggregate. The letter of credit and performance bonds are not reflected as liabilities on our balance sheet. We have no other off-balance sheet arrangements, as defined in Item 303 of Regulation S-K, other than those disclosed on the Contractual Obligations and Commitments table above, that have or are reasonably likely to have a current or future effect on our financial condition, results of operation or liquidity and capital resources.

Environmental

We paid approximately $0.4 million and $1.1 million in 2012 and 2011, respectively, related to environmental expenditures. We estimate 2013 expenditures of approximately $1.1 million. We estimate that the aggregate expenditures which need to be expended in 2013 and beyond with regard to currently identified environmental issues will not exceed approximately $2.8 million.

Inflation

For the last several years, inflation has not had a significant impact on the Company because of the relatively low inflation rates in our markets of operation. Most of our leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. In addition, many of the outstanding leases expire within six years which may enable us to replace existing leases with new leases at higher base rentals if rents of existing leases are below the then-existing market rate.

Market Risk

The following discussion about our risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. Our business subjects us to market risk from interest rates, and to a much lesser extent, foreign currency fluctuations.

Interest Rate Risk

This analysis presents the hypothetical gain or loss in earnings, cash flows or fair value of the financial instruments and derivative instruments which are held by us at December 31, 2012 that are sensitive to changes in the interest rates. While this analysis may have some use as a benchmark, it should not be viewed as a forecast.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include credit risk and legal risk and are not represented in the following analysis.

At December 31, 2012, $1,237.8 million (92.7% of total debt at December 31, 2012) of our debt was fixed rate debt and $98.0 million (7.3% of total debt at December 31, 2012) of our debt was variable rate debt. At December 31, 2011, approximately $1,330.5 million (approximately 89.9% of total debt at December 31, 2011) of our debt was fixed rate debt and approximately $149.0 million (approximately 10.1% of total debt at December 31, 2011) was variable rate debt. Currently, we do not enter into financial instruments for trading or other speculative purposes.

For fixed rate debt, changes in interest rates generally affect the fair value of the debt, but not our earnings or cash flows. Conversely, for variable rate debt, changes in the base interest rate used to calculate the all-in interest rate generally do not impact the fair value of the debt, but would affect our future earnings and cash flows. The interest rate risk and changes in fair market value of fixed rate debt generally do not have a significant impact on us until we are required to refinance such debt. See Note 6 to the Consolidated Financial Statements for a discussion of the maturity dates of our various fixed rate debt.

Based upon the amount of variable rate debt outstanding at December 31, 2012 and 2011, a 10% increase or decrease in the interest rate on our variable rate debt would decrease or increase, respectively, future net income and cash flows by approximately $0.2 million and $0.4 million per year, respectively. The foregoing calculation assumes an instantaneous increase or decrease in the rates applicable to the amount of borrowings outstanding under our Unsecured Credit Facility at December 31, 2012. Changes in LIBOR could result in a greater than 10% increase to such rates. In addition, the calculation does not account for our option to elect the lower of two different interest rates under our borrowings or other possible actions, such as prepayment, that we might take in response to any rate increase. A 10% increase in interest rates would decrease the fair value of the fixed rate debt at December 31, 2012 and 2011 by approximately $25.0 million to $1,306.8 million and by approximately $36.7 million to $1,337.3 million, respectively. A 10% decrease in interest rates would increase the fair value of the fixed rate debt at December 31, 2012 and 2011 by approximately $25.9 million to $1,357.8 million and by approximately $38.9 million to $1,412.9 million, respectively.

The use of derivative financial instruments allows us to manage risks of increases in interest rates with respect to the effect these fluctuations would have on our earnings and cash flows. As of December 31, 2012, we had one outstanding derivative with a notional amount of $50.0 million which mitigates our exposure to floating interest rates related to the reset rate of our Series F Preferred Stock.

Foreign Currency Exchange Rate Risk

Owning, operating and developing industrial property outside of the United States exposes us to the possibility of volatile movements in foreign exchange rates. Changes in foreign currencies can affect the operating results of international operations reported in U.S. dollars and the value of the foreign assets reported in U.S. dollars. The economic impact of foreign exchange rate movements is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. At December 31, 2012, we owned one land parcel for which the U.S. dollar was not the functional currency. The land parcel is located in Ontario, Canada and uses the Canadian dollar as its functional currency.

IRS Tax Refund

On August 24, 2009, we received a private letter ruling from the IRS granting favorable loss treatment under Sections 331 and 336 of the Code on the tax liquidation of one of our former taxable REIT subsidiaries. On November 6, 2009, legislation was signed that allowed businesses with net operating losses for 2008 or 2009 to carry back those losses for up to five years. As a result, we received a refund from the IRS of $40.4 million in the fourth quarter of 2009 (the "Refund") in connection with this tax liquidation. As previously reported, the IRS examination team, which is required by statute to review all refund claims in excess of $2.0 million on behalf of the Joint Committee on Taxation, indicated to us that it disagreed with certain of the property valuations we obtained from an independent valuation expert in support of our fair value of the liquidated taxable REIT subsidiary and our claim for the Refund. We have reached an agreement with the regional office of the IRS on a proposed adjustment to the Refund. The total agreed-upon adjustment to taxable income is approximately $13.7 million, which equates to approximately $4.8 million of taxes owed. We must also pay accrued interest which was approximately $0.5 million as of December 31, 2012. During the year ended December 31, 2012, the Company recorded a charge of $5.3 million related to the agreed-upon adjustment which is reflected as a component of income tax expense. The settlement amount is subject to final review and approval by the Joint Committee on Taxation. There can be no assurance that the settlement amount will be approved at the level we currently anticipate, nor can we provide an estimate of the timing of the final approval.

In addition, we are currently in discussions with the regional office of the IRS to determine the timing of the impact of the proposed tax settlement on the tax characterization of the distributions to the limited partners of the Operating Partnership and the stockholders of the Company which is likely to result in additional capital gain income being allocable to the limited partners of the Operating Partnership and the stockholders of the Company.

Supplemental Earnings Measure

Investors in and industry analysts following the real estate industry utilize funds from operations ("FFO") as a supplemental operating performance measure of an equity REIT. Historical cost accounting for real estate assets in accordance with accounting principles generally accepted in the United States of America ("GAAP") implicitly assumes that the value of real estate assets diminishes predictably over time through depreciation. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors prefer to supplement operating results that use historical cost accounting. The National Association of Real Estate Investment Trusts ("NAREIT") created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from net income (loss) determined in accordance with GAAP. FFO is a non-GAAP financial measure. FFO available to common stockholders and participating securities should not be considered as a substitute for its most comparable GAAP measure, net income (loss) available to common stockholders and participating securities, or any other measures derived in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to cash flow from operating activities as a measure of our liquidity, nor is it indicative of funds available for our cash needs, including our ability to make cash distributions. FFO is calculated by us in accordance with the definition adopted by the Board of Governors of NAREIT and therefore may not be comparable to other similarly titled measures of other companies.

Management believes that the use of FFO available to common stockholders and participating securities, combined with net income (loss) (which remains the primary measure of performance), improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes that, by excluding gains or losses related to sales of previously depreciated real estate assets, real estate asset depreciation and amortization and impairment charges (reversals) recorded on depreciable real estate, investors and analysts are able to identify the operating results of the long-term assets that form the core of a REIT's activity and use these operating results for assistance in comparing these operating results between periods or to those of different companies.

The following table shows a reconciliation of net income (loss) available to common stockholders to the calculation of FFO available to common stockholders for the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net Loss Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (22,069)	$ (27,010)	$(222,498)
Adjustments:			
Depreciation and Other Amortization of Real Estate	119,820	117,850	124,290
Depreciation and Other Amortization of Real Estate Included in Discontinued Operations	1,612	4,473	10,306
Equity in Depreciation and Other Amortization of Joint Ventures	(20)	551	947
Impairment of Depreciated Real Estate	(164)	(514)	105,826
Impairment of Depreciated Real Estate Included in Discontinued Operations	1,410	4,973	66,026
Non-NAREIT Compliant Gain	(12,665)	(20,419)	(11,073)
Non-NAREIT Compliant Gain from Joint Ventures	(902)	(616)	(231)
Gain on Change in Control of Interests	(776)	(689)	—
Noncontrolling Interest Share of Adjustments	(5,606)	(6,448)	(23,067)
Funds from Operations Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 80,640	$ 72,151	$ 50,526

Subsequent Events

From January 1, 2013 to February 28, 2013, we sold one industrial property and one land parcel for approximately $2.6 million. Additionally, we acquired one land parcel for a purchase price of $6.3 million, excluding costs incurred in conjunction with the acquisition.

From January 1, 2013 to February 28, 2013, we repurchased and retired $4.0 million of our senior unsecured notes maturing in 2028 for a payment of $4.6 million.

The Board of Directors approved a first quarter 2013 common dividend of $0.085 per share/unit for shareholders of record on March 29, 2013 with a payable date of April 15, 2013. The effective record date will be March 28, 2013 as March 29, 2013 is a New York Stock Exchange holiday. The Board of Directors also approved a first quarter 2013 preferred dividend of $0.45313 per depositary share related to both the Series J and the Series K preferred stock for preferred stockholders of record on March 15, 2013, a first quarter 2013 preferred dividend of $13.3125 per depositary share related to the Series F preferred stock for preferred stockholders of record on March 29, 2013 and a first quarter 2013 preferred dividend of $36.18 per depositary share related to the Series G preferred stock for preferred stockholders of record on March 29, 2013. All first quarter 2013 preferred dividends are payable on April 1, 2013.

RISK FACTORS

Our operations involve various risks that could adversely affect our financial condition, results of operations, cash flow, ability to pay distributions on our common stock and the market price of our common stock. These risks, among others contained in our other filings with the SEC, include:

Disruptions in the financial markets could affect our ability to obtain financing and may negatively impact our liquidity, financial condition and operating results.

From time to time, the capital and credit markets in the United States and other countries experience significant price volatility, dislocations and liquidity disruptions, which can cause the market prices of many securities and the spreads on prospective debt financings to fluctuate substantially. These circumstances can materially impact liquidity in the financial markets, making terms for certain financings less attractive, and in some cases result in the unavailability of financing. A significant amount of our existing indebtedness was sold through capital markets transactions. We anticipate that the capital markets could be a source of refinancing of our existing indebtedness in the future. This source of refinancing may not be available if capital market volatility and disruption occurs. Furthermore, we could potentially lose access to available liquidity under our Unsecured Credit Facility if one or more participating lenders were to default on their commitments. If our ability to issue additional debt or equity securities to finance future acquisitions, developments and redevelopments and joint venture activities or to borrow money under our Unsecured Credit Facility were to be impaired by capital market volatility and disruption, it could have a material adverse effect on our liquidity and financial condition.

In addition, capital and credit market price volatility could make the valuation of our properties more difficult. There may be significant uncertainty in the valuation, or in the stability of the value, of our properties that could result in a substantial decrease in the value of our properties. As a result, we may not be able to recover the carrying amount of our properties, which may require us to recognize an impairment loss in earnings.

Real estate investments' value fluctuates depending on conditions in the general economy and the real estate industry. These conditions may limit the Company's revenues and available cash.

The factors that affect the value of our real estate and the revenues we derive from our properties include, among other things:

- general economic conditions;
- local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own properties;
- local conditions such as oversupply or a reduction in demand in an area;
- the attractiveness of the properties to tenants;
- tenant defaults;
- zoning or other regulatory restrictions;
- competition from other available real estate;
- our ability to provide adequate maintenance and insurance; and
- increased operating costs, including insurance premiums and real estate taxes.

These factors may be amplified in light of the disruption of the global credit markets. Our investments in real estate assets are concentrated in the industrial sector, and the demand for industrial space in the United States is related to the level of economic output. Accordingly, reduced economic output may lead to lower occupancy rates for our properties. In addition, if any of our tenants experiences a downturn in its business that weakens its financial condition, delays lease commencement, fails to make rental payments when due, becomes insolvent or declares bankruptcy, the result could be a termination of the tenant's lease, which could adversely affect our cash flow from operations.

Many real estate costs are fixed, even if income from properties decreases.

Our financial results depend on leasing space to tenants on terms favorable to us. Our income and funds available for distribution to our stockholders will decrease if a significant number of our tenants cannot pay their rent or we are unable to lease properties on favorable terms. In addition, if a tenant does not pay its rent, we may not be able to enforce our rights as landlord without delays and we may incur substantial legal costs. Costs associated with real estate property, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the property.

The Company may be unable to sell properties when appropriate or at all because real estate investments are not as liquid as certain other types of assets.

Real estate investments generally cannot be sold quickly, which will tend to limit our ability to adjust our property portfolio promptly in response to changes in economic or other conditions. The inability to respond promptly to changes in the performance of our property portfolio could adversely affect our financial condition and ability to service debt and make distributions to our stockholders. In addition, like other companies qualifying as REITs under the Code, we must comply with the safe harbor rules relating to the number of properties disposed of in a year, their tax basis and the cost of improvements made to the properties, or meet other tests which enable a REIT to avoid punitive taxation on the sale of assets. Thus, our ability at any time to sell assets may be restricted.

The Company may be unable to sell properties on advantageous terms.

We have sold to third parties a significant number of properties in recent years and, as part of our business, we intend to continue to sell properties to third parties. Our ability to sell properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers of our properties. If we are unable to sell properties on favorable terms or redeploy the proceeds of property sales in accordance with our business strategy, then our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock could be adversely affected.

The Company may be unable to complete development and re-development projects on advantageous terms.

As part of our business, we develop new and re-develop existing properties when and as conditions warrant. In addition, we have sold to third parties or sold to joint ventures development and re-development properties, and we may continue to sell such properties to third parties or to sell or contribute such properties to joint ventures as opportunities arise. The real estate development and re-development business involves significant risks that could adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock, which include:

- we may not be able to obtain financing for development projects on favorable terms and complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties and generating cash flow;
- we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;
- the properties may perform below anticipated levels, producing cash flow below budgeted amounts and limiting our ability to sell such properties to third parties or to sell such properties to joint ventures.

RISK FACTORS

The Company may be unable to acquire properties on advantageous terms or acquisitions may not perform as the Company expects.

We acquire and intend to continue to acquire primarily industrial properties. The acquisition of properties entails various risks, including the risks that our investments may not perform as expected and that our cost estimates for bringing an acquired property up to market standards may prove inaccurate. Further, we face significant competition for attractive investment opportunities from other well-capitalized real estate investors, including publicly-traded REITs and private investors. This competition increases as investments in real estate become attractive relative to other forms of investment. As a result of competition, we may be unable to acquire additional properties as we desire or the purchase prices may be elevated. In addition, we expect to finance future acquisitions through a combination of borrowings under the Unsecured Credit Facility, proceeds from equity or debt offerings and debt originations by the Company and proceeds from property sales, which may not be available and which could adversely affect our cash flow. Any of the above risks could adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market value of, our common stock.

The Company may be unable to renew leases or find other lessees.

We are subject to the risks that, upon expiration, leases may not be renewed, the space subject to such leases may not be relet or the terms of renewal or reletting, including the cost of required renovations, may be less favorable than expiring lease terms. If we were unable to promptly renew a significant number of expiring leases or to promptly relet the space covered by such leases, or if the rental rates upon renewal or reletting were significantly lower than the current rates, our financial condition, results of operation, cash flow and ability to pay dividends on, and the market price of, our common stock could be adversely affected. As of December 31, 2012, leases with respect to approximately 8.5 million, 9.7 million and 8.0 million square feet of our total GLA, representing 15%, 18% and 14% of our total GLA, expire in 2013, 2014 and 2015, respectively.

The Company might fail to qualify or remain qualified as a REIT.

We intend to operate so as to qualify as a REIT under the Code. Although we believe that we are organized and will operate in a manner so as to qualify as a REIT, qualification as a REIT involves the satisfaction of numerous requirements, some of which must be met on a recurring basis. These requirements are established under highly technical and complex Code provisions of which there are only limited judicial or administrative interpretations and involve the determination of various factual matters and circumstances not entirely within our control.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at corporate rates. This could result in a discontinuation or substantial reduction in dividends to stockholders and in cash to pay interest and principal on debt securities that we issue. Unless entitled to relief under certain statutory provisions, we would be disqualified from electing treatment as a REIT for the four taxable years following the year during which we failed to qualify as a REIT.

Certain property transfers may generate prohibited transaction income, resulting in a penalty tax on the gain attributable to the transaction.

As part of our business, we sell properties to third parties as opportunities arise. Under the Code, a 100% penalty tax could be assessed on the gain resulting from sales of properties that are deemed to be prohibited transactions. The question of what constitutes a prohibited transaction is based on the facts and circumstances surrounding each transaction. The Internal Revenue Service ("IRS") could contend that certain sales of properties by us are prohibited transactions. While we have implemented controls to avoid prohibited transactions, if a dispute were to arise that was successfully argued by the IRS, the 100% penalty tax could be assessed against the profits from these transactions. In addition, any income from a prohibited transaction may adversely affect our ability to satisfy the income tests for qualification as a REIT.

The REIT distribution requirements may limit the Company's ability to retain capital and require the Company to turn to external financing sources.

We could, in certain instances, have taxable income without sufficient cash to enable us to meet the distribution requirements of the REIT provisions of the Code. In that situation, we could be required to borrow funds or sell properties on adverse terms in order to meet those distribution requirements. In addition, because we must distribute to our stockholders at least 90% of our REIT taxable income each year, our ability to accumulate capital may be limited. Thus, to provide capital resources for our ongoing business, and to satisfy our debt repayment obligations and other liquidity needs, we may be more dependent on outside sources of financing, such as debt financing or issuances of additional capital stock, which may or may not be available on favorable terms. Additional debt financings may substantially increase our leverage and additional equity offerings may result in substantial dilution of stockholders' interests.

Debt financing, the degree of leverage and rising interest rates could reduce the Company's cash flow.

Where possible, we intend to continue to use leverage to increase the rate of return on our investments and to allow us to make more investments than we otherwise could. Our use of leverage presents an additional element of risk in the event that the cash flow from our properties is insufficient to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code. In addition, rising interest rates would reduce our cash flow by increasing the amount of interest due on our floating rate debt and on our fixed rate debt as it matures and is refinanced.

Failure to comply with covenants in our debt agreements could adversely affect our financial condition.

The terms of our agreements governing our Unsecured Credit Facility and other indebtedness require that we comply with a number of financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. Complying with such covenants may limit our operational flexibility. Our failure to comply with these covenants could cause a default under the applicable debt agreement even if we have satisfied our payment obligations. Consistent with our prior practice, we will, in the future, continue to interpret and certify our performance under these covenants in a good faith manner that we deem reasonable and appropriate. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by the noteholders or lenders in a manner that could impose and cause us to incur material costs. We anticipate that we will be able to operate in compliance with our financial covenants in 2013. Our ability to meet our financial covenants may be adversely affected if economic and credit market conditions limit our ability to reduce our debt levels consistent with, or result in net operating income below, our current expectations. Under our Unsecured Credit Facility, an event of default can also occur if the lenders, in their good faith judgment, determine that a material adverse change has occurred which could prevent timely repayment or materially impair our ability to perform our obligations under the loan agreement.

Upon the occurrence of an event of default, we would be subject to higher finance costs and fees, and the lenders under our Unsecured Credit Facility will not be required to lend any additional amounts to us. In addition, our outstanding senior unsecured notes as well as all outstanding borrowings under the Unsecured Credit Facility, together with accrued and unpaid interest and fees, could be accelerated and declared to be immediately due and payable. Furthermore, our Unsecured Credit Facility and the indentures governing our senior unsecured notes contain certain cross-default provisions, which are triggered in the event that our other material indebtedness is in default. These cross-default provisions may require us to repay or restructure the Unsecured Credit Facility and the senior unsecured notes or other debt that is in default, which could adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our stock. If repayment of any of our borrowings is accelerated, we cannot provide assurance that we will have sufficient assets to repay such indebtedness or that we would be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Cross-collateralization of mortgage loans could result in foreclosure on substantially all of the Company's properties if the Company is unable to service its indebtedness.

We may obtain additional mortgage debt financing in the future, if it is available to us. These mortgages may be issued on a recourse, non-recourse or cross-collateralized basis. Cross-collateralization makes all of the subject properties available to the lender in order to satisfy our debt. Holders of this indebtedness will have a claim against these properties. To the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon properties that are not the primary collateral for their loan, which may, in turn, result in acceleration of other indebtedness collateralized by properties. Foreclosure of properties would result in a loss of income and asset value to us, making it difficult for us to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code. At December 31, 2012, mortgage loans payable totaling $483.5 million were cross-collateralized.

The Company may have to make lump-sum payments on its existing indebtedness.

We are required to make the following lump-sum or "balloon" payments under the terms of some of our indebtedness, including indebtedness of the Operating Partnership:

- $11.6 million aggregate principal amount of 7.750% Notes due 2032 (the "2032 Notes");
- $55.3 million aggregate principal amount of 7.600% Notes due 2028 (the "2028 Notes");
- $6.1 million aggregate principal amount of 7.150% Notes due 2027 (the "2027 Notes");
- $106.9 million aggregate principal amount of 5.950% Notes due 2017 (the "2017 II Notes");
- $55.4 million aggregate principal amount of 7.500% Notes due 2017 (the "2017 Notes");
- $159.7 million aggregate principal amount of 5.750% Notes due 2016 (the "2016 Notes");
- $81.8 million aggregate principal amount of 6.420% Notes due 2014 (the "2014 Notes");
- $668.8 million in mortgage loans payable, in the aggregate, due between January 2014 and September 2022 on certain of our mortgage loans payable; and
- a $450.0 million Unsecured Credit Facility maturing December 12, 2014, under which we may borrow to finance the acquisition of additional properties, fund developments and for other corporate purposes, including working capital. The Unsecured Credit Facility contains a one-year extension option.

As of December 31, 2012, $98.0 million was outstanding under the Unsecured Credit Facility at a weighted average interest rate of 1.912%.

Our ability to make required payments of principal on outstanding indebtedness, whether at maturity or otherwise, may depend on our ability either to refinance the applicable indebtedness or to sell properties. We have no commitments to refinance the 2014 Notes, the 2016 Notes, the 2017 Notes, the 2017 II Notes, the 2027 Notes, the 2028 Notes, the 2032 Notes, the Unsecured Credit Facility or the mortgage loans. Our existing mortgage loan obligations are collateralized by our properties and therefore such obligations will permit the lender to foreclose on those properties in the event of a default.

RISK FACTORS

There is no limitation on debt in the Company's organizational documents.

As of December 31, 2012, our ratio of debt to our total market capitalization was 44.3%. We compute the percentage by calculating our total consolidated debt as a percentage of the aggregate market value of all outstanding shares of our common stock, assuming the exchange of all limited partnership units of the Operating Partnership for common stock, plus the aggregate stated value of all outstanding shares of preferred stock and total consolidated debt. Our organizational documents do not contain any limitation on the amount or percentage of indebtedness we may incur. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our ability to make expected distributions to stockholders and an increased risk of default on our obligations.

Rising interest rates on the Company's Unsecured Credit Facility could decrease the Company's available cash.

Our Unsecured Credit Facility bears interest at a floating rate. As of December 31, 2012, our Unsecured Credit Facility had an outstanding balance of $98.0 million at a weighted average interest rate of 1.912%. Our Unsecured Credit Facility presently bears interest at LIBOR plus 170 basis points or at a base rate plus 170 basis points, at our election. Based on the outstanding balance on our Unsecured Credit Facility as of December 31, 2012, a 10% increase in interest rates would increase interest expense by $0.2 million on an annual basis. Increases in the interest rate payable on balances outstanding under our Unsecured Credit Facility would decrease our cash available for distribution to stockholders.

The Company's mortgages may impact the Company's ability to sell encumbered properties on advantageous terms or at all.

As part of our plan to enhance liquidity and pay down our debt, we have originated numerous mortgage financings and from time to time engage in active discussions with various lenders regarding the origination of additional mortgage financings. Certain of our mortgages contain, and it is anticipated that some future mortgages will contain, substantial prepayment premiums which we would have to pay upon the sale of a property, thereby reducing the net proceeds to us from the sale of any such property. As a result, our willingness to sell certain properties and the price at which we may desire to sell a property may be impacted by the terms of any mortgage financing encumbering a property. If we are unable to sell properties on favorable terms or redeploy the proceeds of property sales in accordance with our business strategy, then our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock could be adversely affected.

Adverse market and economic conditions could cause us to recognize additional impairment charges.

We regularly review our real estate assets for impairment indicators, such as a decline in a property's occupancy rate, decline in general market conditions or a change in the expected hold period of an asset. If we determine that indicators of impairment are present, we review the properties affected by these indicators to determine whether an impairment charge is required. We use considerable judgment in making determinations about impairments, from analyzing whether there are indicators of impairment to the assumptions used in calculating the fair value of the investment. Accordingly, our subjective estimates and evaluations may not be accurate, and such estimates and evaluations are subject to change or revision.

From time to time, adverse market and economic conditions and market volatility make it difficult to value the real estate assets owned by us as well as the value of our interests in unconsolidated joint ventures. There may be significant uncertainty in the valuation, or in the stability of the cash flows, discount rates and other factors related to such assets due to the adverse market and economic conditions that could result in a substantial decrease in their value. We may be required to recognize additional asset impairment charges in the future, which could materially and adversely affect our business, financial condition and results of operations.

RISK FACTORS

Earnings and cash dividends, asset value and market interest rates affect the price of the Company's common stock.

As a REIT, the market value of our common stock, in general, is based primarily upon the market's perception of our growth potential and our current and potential future earnings and cash dividends. The market value of our common stock is also based upon the market value of our underlying real estate assets. For this reason, shares of our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent that we retain operating cash flow for investment purposes, working capital reserves, or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market's expectations with regard to future earnings and cash dividends likely would adversely affect the market price of our common stock. Further, the distribution yield on the common stock (as a percentage of the price of the common stock) relative to market interest rates may also influence the price of our common stock. An increase in market interest rates might lead prospective purchasers of our common stock to expect a higher distribution yield, which would adversely affect the market price of our common stock.

The Company may incur unanticipated costs and liabilities due to environmental problems.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be liable for the costs of clean-up of certain conditions relating to the presence of hazardous or toxic materials on, in or emanating from a property, and any related damages to natural resources. Environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic materials. The presence of such materials, or the failure to address those conditions properly, may adversely affect the ability to rent or sell the property or to borrow using the property as collateral. Persons who dispose of or arrange for the disposal or treatment of hazardous or toxic materials may also be liable for the costs of clean-up of such materials, or for related natural resource damages, at or from an off-site disposal or treatment facility, whether or not the facility is owned or operated by those persons. No assurance can be given that existing environmental assessments with respect to any of our properties reveal all environmental liabilities, that any prior owner or operator of any of the properties did not create any material environmental condition not known to us or that a material environmental condition does not otherwise exist as to any of our properties. In addition, changes to existing environmental regulation to address, among other things, climate change, could increase the scope of our potential liabilities.

The Company's insurance coverage does not include all potential losses.

We currently carry comprehensive insurance coverage including property, boiler & machinery, liability, fire, flood, terrorism, earthquake, extended coverage and rental loss as appropriate for the markets where each of our properties and their business operations are located. The insurance coverage contains policy specifications and insured limits customarily carried for similar properties and business activities. We believe our properties are adequately insured. However, there are certain losses, including losses from earthquakes, hurricanes, floods, pollution, acts of war or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed to be economically feasible or prudent to do so. If an uninsured loss, a loss in excess of insured limits occurs, or a loss is not paid due to insurer insolvency with respect to one or more of our properties, we could experience a significant loss of capital invested and potential revenues from these properties, and could potentially remain obligated under any recourse debt associated with the property.

The Company is subject to risks and liabilities in connection with its investments in properties through Joint Ventures.

As of December 31, 2012, the 2003 Net Lease Joint Venture owned approximately 2.7 million square feet of properties. Our net investment in this Joint Venture was $1.0 million at December 31, 2012. Our organizational documents do not limit the amount of available funds that we may invest in joint ventures and we intend to continue to develop and acquire properties through joint ventures with other persons or entities when warranted by the circumstances. Joint venture investments, in general, involve certain risks, including:

- joint venturers may share certain approval rights over major decisions;
- joint venturers might fail to fund their share of any required capital commitments;
- joint venturers might have economic or other business interests or goals that are inconsistent with our business interests or goals that would affect our ability to operate the property;
- joint venturers may have the power to act contrary to our instructions, requests, policies or objectives, including our current policy with respect to maintaining our qualification as a real estate investment trust;
- the joint venture agreements often restrict the transfer of a member's or joint venturer's interest or "buy-sell" or may otherwise restrict our ability to sell the interest when we desire or on advantageous terms;
- disputes between us and our joint venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business and subject the properties owned by the applicable joint venture to additional risk; and
- we may in certain circumstances be liable for the actions of our joint venturers.

The occurrence of one or more of the events described above could adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock.

In addition, joint venture investments in real estate involve all of the risks related to the ownership, acquisition, development, sale and financing of real estate discussed in the risk factors above. To the extent our investments in joint ventures are adversely affected by such risks our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our common stock could be adversely affected.

We are subject to risks associated with our international operations.

As of December 31, 2012, we owned one industrial property and one land parcel located in Canada. Our international operations will be subject to risks inherent in doing business abroad, including:

- exposure to the economic fluctuations in the locations in which we invest;
- difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;
- revisions in tax treaties or other laws and regulations, including those governing the taxation of our international revenues;
- obstacles to the repatriation of earnings and funds;
- currency exchange rate fluctuations between the United States dollar and foreign currencies;
- restrictions on the transfer of funds; and
- national, regional and local political uncertainty.

When we acquire properties located outside of the United States, we may face risks associated with a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures. We work to mitigate such risks through extensive diligence and research and associations with experienced partners; however, there can be no guarantee that all such risks will be eliminated.

RISK FACTORS

Adverse changes in our credit ratings could negatively affect our liquidity and business operations.

The credit ratings of the Operating Partnership's senior unsecured notes and the Company's preferred stock are based on the Company's operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analyses. Our credit ratings can affect the availability, terms and pricing of any indebtedness and preferred stock that we may incur going forward. There can be no assurance that we will be able to maintain any credit rating, and in the event any credit rating is downgraded, we could incur higher borrowing costs or be unable to access certain capital markets at all.

Our business could be adversely impacted if we have deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in the price of our securities, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports pursuant to the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based upon this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making its assessment of internal control over financial reporting, management used the criteria described in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein on page C-33. See Report of Independent Registered Public Accounting Firm.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the fourth quarter of 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
First Industrial Realty Trust, Inc.:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of First Industrial Realty Trust, Inc. and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page C-32. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2013

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(In thousands except share and per share data)	
ASSETS		
Assets:		
Investment in Real Estate:		
Land	$ 691,726	$ 638,071
Buildings and Improvements	2,403,654	2,326,245
Construction in Progress	26,068	27,780
Less: Accumulated Depreciation	(732,635)	(658,729)
Net Investment in Real Estate	2,388,813	2,333,367
Real Estate and Other Assets Held for Sale, Net of Accumulated Depreciation and Amortization of $3,050 and $39,413	6,765	91,659
Cash and Cash Equivalents	4,938	10,153
Tenant Accounts Receivable, Net	4,596	3,062
Investments in Joint Ventures	1,012	1,674
Deferred Rent Receivable, Net	54,563	50,033
Deferred Financing Costs, Net	12,028	15,244
Deferred Leasing Intangibles, Net	33,190	38,037
Prepaid Expenses and Other Assets, Net	102,937	123,428
Total Assets	$2,608,842	$2,666,657
LIABILITIES AND EQUITY		
Liabilities:		
Indebtedness:		
Mortgage and Other Loans Payable, Net	$ 763,616	$ 690,256
Senior Unsecured Notes, Net	474,150	640,227
Unsecured Credit Facility	98,000	149,000
Accounts Payable, Accrued Expenses and Other Liabilities, Net	81,099	71,470
Deferred Leasing Intangibles, Net	15,522	16,567
Rents Received in Advance and Security Deposits	30,802	25,852
Leasing Intangibles Held for Sale, Net of Accumulated Amortization of $0 and $415	—	690
Total Liabilities	1,463,189	1,594,062
Commitments and Contingencies	—	—
Equity:		
First Industrial Realty Trust Inc.'s Stockholders' Equity:		
Preferred Stock	—	—
Common Stock ($0.01 par value, 150,000,000 shares authorized, 103,092,027 and 91,131,516 shares issued and 98,767,913 and 86,807,402 shares outstanding)	1,031	911
Additional Paid-in-Capital	1,906,490	1,811,349
Distributions in Excess of Accumulated Earnings	(657,567)	(633,854)
Accumulated Other Comprehensive Loss	(6,557)	(11,712)
Treasury Shares at Cost (4,324,114 shares)	(140,018)	(140,018)
Total First Industrial Realty Trust, Inc.'s Stockholders' Equity	1,103,379	1,026,676
Noncontrolling Interest	42,274	45,919
Total Equity	1,145,653	1,072,595
Total Liabilities and Equity	$2,608,842	$2,666,657

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(In thousands except per share data)		
Revenues:			
Rental Income	$255,565	$ 244,451	$ 243,916
Tenant Recoveries and Other Income	71,708	71,425	75,917
Construction Revenues	—	—	869
Total Revenues	327,273	315,876	320,702
Expenses:			
Property Expenses	105,126	106,639	106,632
General and Administrative	25,103	20,638	26,589
Restructuring Costs	—	1,553	1,858
Impairment of Real Estate	(164)	(7,634)	128,526
Depreciation and Other Amortization	120,897	119,276	126,265
Construction Expenses	—	—	507
Total Expenses	250,962	240,472	390,377
Other Income (Expense):			
Interest Income	2,874	3,922	4,364
Interest Expense	(83,506)	(100,127)	(105,898)
Amortization of Deferred Financing Costs	(3,460)	(3,963)	(3,473)
Mark-to-Market Loss on Interest Rate Protection Agreements	(328)	(1,718)	(1,107)
Loss from Retirement of Debt	(9,684)	(5,459)	(4,304)
Foreign Currency Exchange Loss	—	(332)	(190)
Total Other Income (Expense)	(94,104)	(107,677)	(110,608)
Loss from Continuing Operations Before Equity in Income of Joint Ventures, Gain on Sale of Joint Venture Interests, Gain on Change in Control of Interests and Income Tax Provision	(17,793)	(32,273)	(180,283)
Equity in Income of Joint Ventures	1,559	980	675
Gain on Sale of Joint Venture Interests	—	—	11,226
Gain on Change in Control of Interests	776	689	—
Income Tax Provision	(5,522)	(450)	(2,963)
Loss from Continuing Operations	(20,980)	(31,054)	(171,345)
Discontinued Operations:			
Income (Loss) Attributable to Discontinued Operations	2,019	1,773	(61,883)
Gain on Sale of Real Estate	12,665	20,419	11,092
Provision for Income Taxes Allocable to Discontinued Operations	—	(1,246)	—
Income (Loss) from Discontinued Operations	14,684	20,946	(50,791)
Loss Before Gain on Sale of Real Estate	(6,296)	(10,108)	(222,136)
Gain on Sale of Real Estate	3,777	1,370	859
Provision for Income Taxes Allocable to Gain on Sale of Real Estate	—	(452)	(342)
Net Loss	(2,519)	(9,190)	(221,619)
Less: Net Loss Attributable to the Noncontrolling Interest	1,201	1,745	18,798
Net Loss Attributable to First Industrial Realty Trust, Inc.	(1,318)	(7,445)	(202,821)
Less: Preferred Dividends	(18,947)	(19,565)	(19,677)
Less: Redemption of Preferred Stock	(1,804)	—	—
Net Loss Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (22,069)	$ (27,010)	$(222,498)
Basic and Diluted Earnings Per Share:			
Loss from Continuing Operations Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (0.39)	$ (0.58)	$ (2.79)
Income (Loss) from Discontinued Operations Attributable to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 0.15	$ 0.24	$ (0.74)
Net Loss Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (0.24)	$ (0.34)	$ (3.53)
Distributions Per Share	$ 0.00	$ 0.00	$ 0.00
Weighted Average Shares Outstanding	91,468	80,616	62,953

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
		(In thousands)	
Net Loss	$(2,519)	$(9,190)	$(221,619)
Mark-to-Market on Interest Rate Protection Agreements, Net of Income Tax Provision	—	—	990
Amortization of Interest Rate Protection Agreements	2,271	2,166	2,108
Write-off of Unamortized Settlement Amounts of Interest Rate Protection Agreements	3,247	3,250	(182)
Reclassification of Foreign Exchange Loss on Substantial Liquidation of Foreign Entities, Net of Income Tax Benefit	—	179	—
Foreign Currency Translation Adjustment, Net of Income Tax Benefit	32	(1,480)	563
Comprehensive Income (Loss)	3,031	(5,075)	(218,140)
Comprehensive Loss Attributable to Noncontrolling Interest	913	1,494	18,527
Comprehensive Income (Loss) Attributable to First Industrial Realty Trust, Inc.	$ 3,944	$(3,581)	$(199,613)

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-in-Capital	Treasury Shares At Cost	Distributions in Excess of Accumulated Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total
					(In thousands)			
Balance as of December 31, 2009	$—	$ 662	$1,551,218	$(140,018)	$(384,013)	$(18,408)	$ 64,806	$1,074,247
Issuance of Common Stock, Net of Issuance Costs	—	64	49,909	—	—	—	—	49,973
Stock Based Compensation Activity	—	5	5,736	—	—	—	—	5,741
Conversion of Units to Common Stock	—	1	315	—	—	—	(316)	—
Reallocation — Additional Paid in Capital	—	—	836	—	—	—	(836)	—
Preferred Dividends	—	—	—	—	(19,677)	—	—	(19,677)
Net Loss	—	—	—	—	(202,821)	—	(18,798)	(221,619)
Reallocation — Other Comprehensive Income	—	—	—	—	—	(139)	139	—
Other Comprehensive Income	—	—	—	—	—	3,208	271	3,479
Balance as of December 31, 2010	$—	$ 732	$1,608,014	$(140,018)	$(606,511)	$(15,339)	$ 45,266	$ 892,144
Issuance of Common Stock, Net of Issuance Costs	—	174	202,158	—	—	—	—	202,332
Stock Based Compensation Activity	—	4	3,088	—	(333)	—	—	2,759
Conversion of Units to Common Stock	—	1	1,108	—	—	—	(1,109)	—
Reallocation — Additional Paid in Capital	—	—	(3,019)	—	—	—	3,019	—
Preferred Dividends	—	—	—	—	(19,565)	—	—	(19,565)
Net Loss	—	—	—	—	(7,445)	—	(1,745)	(9,190)
Reallocation — Other Comprehensive Income	—	—	—	—	—	(237)	237	—
Other Comprehensive Income	—	—	—	—	—	3,864	251	4,115
Balance as of December 31, 2011	$—	$ 911	$1,811,349	$(140,018)	$(633,854)	$(11,712)	$ 45,919	$1,072,595
Issuance of Common Stock, Net of Issuance Costs	—	109	134,327	—	—	—	—	134,436
Redemption of Preferred Stock	—	—	(48,240)	—	(1,804)	—	—	(50,044)
Stock Based Compensation Activity	—	6	6,220	—	(1,644)	—	—	4,582
Conversion of Units to Common Stock	—	5	4,758	—	—	—	(4,763)	—
Reallocation — Additional Paid in Capital	—	—	(1,924)	—	—	—	1,924	—
Preferred Dividends	—	—	—	—	(18,947)	—	—	(18,947)
Net Loss	—	—	—	—	(1,318)	—	(1,201)	(2,519)
Reallocation — Other Comprehensive Income	—	—	—	—	—	(107)	107	—
Other Comprehensive Income	—	—	—	—	—	5,262	288	5,550
Balance as of December 31, 2012	$—	$1,031	$1,906,490	$(140,018)	$(657,567)	$ (6,557)	$ 42,274	$1,145,653

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Loss	$ (2,519)	$ (9,190)	$(221,619)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:			
Depreciation	100,074	95,931	104,175
Amortization of Deferred Financing Costs	3,460	3,963	3,473
Other Amortization	35,097	36,390	41,024
Impairment of Real Estate, Net	1,246	(2,661)	194,552
Provision for Bad Debt	542	1,110	1,880
Equity in Income of Joint Ventures	(1,559)	(980)	(675)
Distributions from Joint Ventures	1,580	1,033	3,032
Gain on Sale of Real Estate	(16,442)	(21,789)	(11,951)
Gain on Sale of Joint Venture Interests	—	—	(11,226)
Gain on Change in Control of Interests	(776)	(689)	—
Loss from Retirement of Debt	9,684	5,459	4,304
Mark-to-Market Loss on Interest Rate Protection Agreements	328	1,718	1,107
Decrease (Increase) in Tenant Accounts Receivable, Prepaid Expenses and Other Assets, Net	3,770	(2,933)	(1,580)
Increase in Deferred Rent Receivable	(3,504)	(7,733)	(7,041)
Increase (Decrease) in Accounts Payable, Accrued Expenses, Other Liabilities, Rents Received in Advance and Security Deposits	10,791	(5,684)	(9,411)
Decrease (Increase) in Restricted Cash	—	117	(15)
Payments of Premiums, Discounts and Prepayment Penalties Associated with Retirement of Debt	(7,065)	(6,528)	(6,840)
Cash Book Overdraft	1,715	—	—
Net Cash Provided by Operating Activities	136,422	87,534	83,189
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of Real Estate	(55,508)	(5,277)	(22,408)
Additions to Investment in Real Estate and Non-Acquisition Tenant Improvements and Lease Costs	(83,222)	(85,247)	(67,328)
Net Proceeds from Sales of Investments in Real Estate	82,503	75,953	68,046
Contributions to and Investments in Joint Ventures	(190)	(155)	(777)
Distributions and Sales Proceeds from Joint Venture Interests	90	650	11,519
Repayments of Notes Receivable	14,365	10,394	1,460
Increase in Lender Escrows	(273)	(97)	(435)
Net Cash Used in Investing Activities	(42,235)	(3,779)	(9,923)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Debt and Equity Issuance Costs	(1,545)	(7,162)	(4,544)
Proceeds from the Issuance of Common Stock, Net of Underwriter's Discount	134,905	202,845	50,087
Repurchase and Retirement of Restricted Stock	(2,690)	(1,001)	(298)
Preferred Dividends	(23,258)	(15,254)	(19,677)
Redemption of Preferred Stock	(50,000)	—	—
Payments on Interest Rate Swap Agreement	(1,144)	(489)	(450)
Proceeds from Origination of Mortgage Loans Payable	100,599	255,900	105,580
Repayments on Mortgage and Other Loans Payable	(39,121)	(71,983)	(20,872)
Repayments of Senior Unsecured Notes	(166,153)	(234,307)	(259,018)
Proceeds from Unsecured Credit Facility	339,000	390,500	69,097
Repayments on Unsecured Credit Facility	(390,000)	(618,553)	(149,280)
Costs Associated with the Retirement of Debt	—	—	(1,008)
Net Cash Used in Financing Activities	(99,407)	(99,504)	(230,383)
Net Effect of Exchange Rate Changes on Cash and Cash Equivalents	5	(61)	137
Net Decrease in Cash and Cash Equivalents	(5,220)	(15,749)	(157,117)
Cash and Cash Equivalents, Beginning of Year	10,153	25,963	182,943
Cash and Cash Equivalents, End of Year	$ 4,938	$ 10,153	$ 25,963

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share data)

1. Organization and Formation of Company

First Industrial Realty Trust, Inc. (the "Company") was organized in the state of Maryland on August 10, 1993. The Company is a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986 (the "Code"). Unless the context otherwise requires, the terms "Company," "we," "us," and "our" refer to First Industrial Realty Trust, Inc., First Industrial, L.P. and their other controlled subsidiaries. We refer to our operating partnership, First Industrial, L.P., as the "Operating Partnership."

We began operations on July 1, 1994. Our operations are conducted primarily through the Operating Partnership, of which we are the sole general partner, and through our taxable REIT subsidiaries. We also conduct operations through other partnerships and limited liability companies, the operating data of which, together with that of the Operating Partnership and the taxable REIT subsidiaries, is consolidated with that of the Company as presented herein.

We also own noncontrolling equity interests in, and provide various services to, two joint ventures (the "2003 Net Lease Joint Venture" and the "2007 Europe Joint Venture"). During 2010, we provided various services to, and ultimately disposed of our equity interests in, five joint ventures (the "2005 Development/ Repositioning Joint Venture," the "2005 Core Joint Venture," the "2006 Net Lease Co-Investment Program," the "2006 Land/Development Joint Venture," and the "2007 Canada Joint Venture;" together with the 2003 Net Lease Joint Venture and the 2007 Europe Joint Venture, the "Joint Ventures"). The Joint Ventures are accounted for under the equity method of accounting. Accordingly, the operating data of our Joint Ventures is not consolidated with that of the Company as presented herein. The 2007 Europe Joint Venture does not own any properties. See Note 5 for more information on the Joint Ventures.

As of December 31, 2012, we owned 714 industrial properties located in 26 states in the United States and one province in Canada, containing an aggregate of approximately 63.4 million square feet of gross leasable area ("GLA").

Any references to the number of buildings and square footage in the financial statement footnotes are unaudited.

2. Basis of Presentation

First Industrial Realty Trust, Inc. is the sole general partner of the Operating Partnership, with an approximate 95.5% and 94.3% ownership interest at December 31, 2012 and 2011, respectively. Noncontrolling interest of approximately 4.5% and 5.7% at December 31, 2012 and 2011, respectively, represents the aggregate partnership interest in the Operating Partnership held by the limited partners thereof.

Our consolidated financial statements at December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 include the accounts and operating results of the Company and our subsidiaries. Such financial statements present our noncontrolling equity interests in our Joint Ventures under the equity method of accounting. All intercompany transactions have been eliminated in consolidation.

3. Summary of Significant Accounting Policies

In order to conform with generally accepted accounting principles, we are required in preparation of our financial statements to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2012 and 2011, and the reported amounts of revenues and expenses for each of the years ended December 31, 2012, 2011 and 2010. Actual results could differ from those estimates.

Reclassifications and Other Presentation Matters

Certain reclassifications have been made to the 2011 and 2010 financial statements to conform to the 2012 presentation. Additionally, the results of operations for the year ended December 31, 2012 includes $1,528 of depreciation and amortization expense which should have been recorded as depreciation and amortization expense during previous periods. Management evaluated these depreciation and amortization expense adjustments and believes they are not material to the results of the current period or any previous period.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less. The carrying amount approximates fair value due to the short term maturity of these investments.

Investment in Real Estate and Depreciation

Investment in Real Estate is carried at cost, less accumulated depreciation and amortization. We review our properties on a continuous basis for impairment and provide a provision if impairments exist. To determine if an impairment may exist, we review our properties and identify those that have had either an event of change or event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy or decline in general market conditions). If further assessment of recoverability is needed, we estimate the future net cash flows expected to result from the use of the property and its eventual disposition on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, we will recognize an impairment loss based upon the estimated fair value of such property. For properties we consider held for sale, we cease depreciating the properties and value the properties at the lower of depreciated cost or fair value, less costs to dispose. If circumstances arise that were previously considered unlikely, and, as a result, we decide not to sell a property previously classified as held for sale, we will reclassify such property as held and used. Such property is measured at the lower of its carrying amount (adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as held and used) or fair value at the date of the subsequent decision not to sell. We classify properties as held for sale when all criteria within the Financial Accounting Standards Board's (the "FASB") guidance on the impairment or disposal of long-lived assets are met.

Interest costs, real estate taxes, compensation costs of development personnel and other directly related costs incurred during construction periods are capitalized and depreciated commencing with the date the property is substantially completed. Upon substantial completion, we reclassify construction in progress to building, tenant improvements and leasing commissions. Such costs begin to be capitalized to the development projects from the point we are undergoing necessary activities to get the development ready for its intended use and ceases when the development projects are substantially completed and held available for occupancy.

Depreciation expense is computed using the straight-line method based on the following useful lives:

	Years
Buildings and Improvements	7 to 50
Land Improvements	3 to 20
Furniture, Fixtures and Equipment	4 to 10

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions (inclusive of compensation costs of personnel attributable to leasing) are capitalized and amortized over the terms of each specific lease. Capitalized compensation costs of personnel attributable to leasing relate to time directly attributable to originating leases with independent third parties that result directly from and are essential to originating those leases and would not have been incurred had these leasing transactions not occurred. Repairs and maintenance are charged to expense when incurred. Expenditures for improvements are capitalized.

Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, tenant improvements, leasing commissions and intangible assets including in-place leases, above market and below market leases and tenant relationships. We allocate the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. Acquired above and below market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease for above market leases and the initial term plus the term of any below market fixed rate renewal options for below market leases. The above market lease values are amortized as a reduction of rental revenue over the remaining term of the respective leases, and the below market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below market fixed rate renewal options of the respective leases.

The purchase price is further allocated to in-place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with the respective tenant. The value of in-place lease intangibles and tenant relationships, which are included as components of Deferred Leasing Intangibles, Net are amortized over the remaining lease term (and expected renewal periods of the respective lease for tenant relationships) as adjustments to depreciation and other amortization expense. If a tenant terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions, above and below market leases, the in-place lease value and tenant relationships is immediately written off.

Deferred Leasing Intangibles, net of accumulated amortization (exclusive of Deferred Leasing Intangibles held for sale) included in our total assets and total liabilities consist of the following:

	December 31, 2012	December 31, 2011
In-Place Leases	$17,200	$19,587
Above Market Leases	4,888	5,888
Tenant Relationships	11,102	12,562
Total Included in Total Assets, Net of $36,327 and $34,869 of Accumulated Amortization	$33,190	$38,037
Below Market Leases	$15,522	$16,567
Total Included in Total Liabilities, Net of $9,389 and $9,340 of Accumulated Amortization	$15,522	$16,567

Amortization expense related to in-place leases and tenant relationships of deferred leasing intangibles, exclusive of amortization expense related to in-place leases and tenant relationships included in discontinued operations, was $7,571, $10,740 and $14,668 for the years ended December 31, 2012, 2011 and 2010, respectively. Rental revenues increased by $871, $1,529 and $3,003 related to net amortization of above/(below) market leases, exclusive of net amortization related to above/(below) market leases included in discontinued operations, for the years ended December 31, 2012, 2011 and 2010, respectively. We will recognize net amortization related to deferred leasing intangibles over the next five years, for properties owned as of December 31, 2012 as follows:

	Estimated Amortization of In-Place Leases and Tenant Relationships	Estimated Net Increase to Rental Revenues Related to Above and Below Market Leases
2013	$5,584	$631
2014	$4,551	$472
2015	$3,750	$455
2016	$2,615	$968
2017	$2,227	$908

Construction Revenues and Expenses

Construction revenues and expenses represent revenues earned and expenses incurred in connection with a subsidiary of the Company acting as a development manager to construct industrial properties for third parties. We use the percentage-of-completion contract method to recognize revenue. Using this method, revenues are recorded based on estimates of the percentage of completion of individual contracts. The percentage of completion estimates are based on a comparison of the contract expenditures incurred to the estimated final costs. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Foreign Currency Transactions and Translation

At December 31, 2012, we owned a land parcel located in Toronto, Canada for which the functional currency was determined to be the Canadian dollar. The assets and liabilities related to this land parcel are translated to U.S. dollars from the Canadian dollar based on the current exchange rate prevailing at each balance sheet date. The income statement accounts related to this land parcel are translated using the average exchange rate for the period. The resulting translation adjustments are included in Accumulated Other Comprehensive Income.

Deferred Financing Costs

Deferred financing costs include fees and costs incurred to obtain long-term financing. These fees and costs are being amortized over the terms of the respective loans. Accumulated amortization of deferred financing costs was $15,063 and $13,086 at December 31, 2012 and 2011, respectively. Unamortized deferred financing costs are written-off when debt is retired before the maturity date.

Investments in Joint Ventures

Investments in Joint Ventures represent our noncontrolling equity interests in our Joint Ventures. We account for our Investments in Joint Ventures under the equity method of accounting, as we do not have a majority voting interest, operational control or financial control. Control is determined using accounting standards related to the consolidation of joint ventures and variable interest entities. In order to assess whether consolidation of a variable-interest entity is required, an enterprise is required to qualitatively assess the determination of the primary beneficiary of a variable interest entity ("VIE") based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Additionally, they require an ongoing reconsideration of the primary beneficiary and provide a framework for the events that trigger a reassessment of whether an entity is a VIE.

Under the equity method of accounting, our share of earnings or losses of our Joint Ventures is reflected in income as earned and contributions or distributions increase or decrease our Investments in Joint Ventures as paid or received, respectively. Differences between our carrying value of our Investments in Joint Ventures and our underlying equity of such Joint Ventures are amortized over the respective lives of the underlying assets.

On a continuous basis, we assess whether there are any indicators that the value of our Investments in Joint Ventures may be impaired. An investment is impaired if our estimate of the fair value of the investment is less than the carrying value of the investment, and such decline in fair value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the fair value of the investment. Our estimates of fair value for each investment are based on a number of subjective assumptions that are subject to economic and market uncertainties including, among others, demand for space, market rental rates and operating costs, the discount rate used to value the cash flows of the properties, the cap rate used to estimate the terminal value of the underlying properties and the discount rate used to value the Joint Ventures' debt. As these factors are difficult to predict and are subject to future events that may alter our assumptions, our fair values estimated in the impairment analyses may not be realized.

Stock Based Compensation

We account for stock based compensation using the modified prospective application method, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest.

Net income, net of preferred dividends and redemption of preferred stock, is allocated to common stockholders and participating securities based upon their proportionate share of weighted average shares plus weighted average participating securities. Participating securities are unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents. Restricted stock awards granted to employees and directors are considered participating securities as they receive non-forfeitable dividend or dividend equivalents at the same rate as common stock. See Note 9 for further disclosure about participating securities.

Revenue Recognition

Rental income is recognized on a straight-line method under which contractual rent increases are recognized evenly over the lease term. Tenant recovery income includes payments from tenants for real estate taxes, insurance and other property operating expenses and is recognized as revenue in the same period the related expenses are incurred by us.

Revenue is generally recognized on payments received from tenants for early lease terminations upon the effective termination of a tenant's lease and when we have no further obligations under the lease.

Interest income on notes receivable is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected.

We provide an allowance for doubtful accounts against the portion of tenant accounts receivable including deferred rent receivable, which is estimated to be uncollectible. Accounts receivable in the consolidated balance sheets are shown net of an allowance for doubtful accounts of $1,875 and $2,675 as of December 31, 2012 and 2011, respectively. Deferred rent receivable in the consolidated balance sheets is shown net of an allowance for doubtful accounts of $1,733 and $2,302 as of December 31, 2012 and 2011, respectively. For accounts receivable we deem uncollectible, we use the direct write-off method.

Gain on Sale of Real Estate

Gain on sale of real estate is recognized using the full accrual method, when appropriate. Gains relating to transactions which do not meet the full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate in the circumstances. As the assets are sold, their costs and related accumulated depreciation are written off with resulting gains or losses reflected in net income or loss. Estimated future costs to be incurred by us after completion of each sale are included in the determination of the gain on sales.

Notes Receivable

Notes receivable are primarily comprised of mortgage notes receivable that we have made in connection with sales of real estate assets. The notes receivable are recorded at fair value at the time of issuance. Discounts on notes receivable are accreted over the life of the related note receivable. Interest income is accrued as earned. Notes receivable are considered past due when a contractual payment is not remitted in accordance with the terms of the note agreement. On a quarterly basis, we evaluate the collectability of each mortgage note receivable on an individual basis based on various factors which may include payment history, expected fair value of the collateral and internal and external credit information. A loan is considered impaired when, based upon current information and events, it is probable that we will be unable to collect all amounts due under the existing contractual terms. When a loan is considered impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the note receivable to the present value of expected future cash flows. Since the majority of our notes receivable are collateralized by a first mortgage, the loans have risk characteristics similar to the risks in owning commercial real estate.

Income Taxes

We have elected to be taxed as a REIT under the Code. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income to our stockholders. Management intends to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a tax deduction for some or all of the dividends we pay to shareholders. Accordingly, we generally will not be subject to federal income taxes as long as we currently distribute to shareholders an amount equal to or in excess of our taxable income. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes and may not be able to qualify as a REIT for four subsequent taxable years.

REIT qualification reduces, but does not eliminate, the amount of state and local taxes we pay. In addition, our financial statements include the operations of taxable corporate subsidiaries that are not entitled to a dividends paid deduction and are subject to corporate federal, state and local income taxes. As a REIT, we may also be subject to certain federal excise and franchise taxes if we engage in certain types of transactions. A benefit/provision has been made for federal, state and local income taxes in the accompanying consolidated financial statements. In accordance with FASB's guidance, the total benefit/provision has been separately allocated to income (loss) from continuing operations, income (loss) from discontinued operations and gain (loss) on sale of real estate. The provision for excise and franchise taxes has been reflected in general and administrative expense in the consolidated statements of operations and has not been separately stated due to its insignificance.

During 2005, we recorded a $745 franchise tax reserve related to a potential state franchise tax assessment for the 1996-2001 tax years. During the year ended December 31, 2011, we received a refund from the state, representing amounts paid during 2006 related to the 1996-2001 tax years. Based on the refund received and discussions with the taxing authorities, as of December 31, 2011, management believes that it is unlikely that any franchise tax amounts will be assessed by the state for such tax years. As such, during the year ended December 31, 2011, we reversed $745 of franchise taxes. Franchise taxes are recorded within general and administrative expense.

Earnings Per Share ("EPS")

Basic net income (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share is computed by dividing net income (loss) available to common shareholders by the sum of the weighted average number of common shares outstanding and any dilutive non-participating securities for the period. See Note 9 for further disclosure about EPS.

Derivative Financial Instruments

Historically, we have used interest rate protection agreements ("Agreements") to fix the interest rate on anticipated offerings of senior unsecured notes or convert floating rate debt and preferred stock to fixed rate. Receipts or payments that result from the settlement of Agreements used to fix the interest rate on anticipated offerings of senior unsecured notes are amortized over the life of the derivative or the life of the debt and included in interest expense. Receipts or payments resulting from Agreements used to convert floating rate debt to fixed rate debt are recognized as a component of interest expense. Agreements which qualify for hedge accounting are marked-to-market and any gain or loss that is effective is recognized in other comprehensive income (shareholders' equity). Agreements which do not qualify for hedge accounting are marked-to-market and any gain or loss is recognized in net income (loss) immediately. Amounts accumulated in other comprehensive income during the hedge period are reclassified to earnings in the same period during which the forecasted transaction or hedged item affects net income (loss). The credit risks associated with Agreements are controlled through the evaluation and monitoring of the creditworthiness of the counterparty. In the event that the counterparty fails to meet the terms of Agreements, our exposure is limited to the current value of the interest rate differential, not the notional amount, and our carrying value of Agreements on the balance sheet. See Note 14 for more information on Agreements.

Fair Value of Financial Instruments

Financial instruments other than our derivatives include tenant accounts receivable, net, notes receivable, accounts payable, other accrued expenses, mortgage and other loans payable, unsecured credit facility and senior unsecured notes. The fair values of the tenant accounts receivable, net, accounts payable and other accrued expenses approximate their carrying or contract values. See Note 6 for the fair values of the mortgage and other loans payable, unsecured credit facility and senior unsecured notes and see Note 4 for the fair value of our notes receivable.

Discontinued Operations

The FASB's guidance on financial reporting for the disposal of long lived assets requires that the results of operations and gains or losses on the sale of property or property held for sale be presented in discontinued operations if both of the following criteria are met: (a) the operations and cash flows of the property have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) we will not have any significant continuing involvement in the operations of the property after the disposal transaction. The guidance also requires prior period results of operations for these properties to be reclassified and presented in discontinued operations in prior consolidated statements of operations.

Segment Reporting

Management views the Company as a single segment based on its method of internal reporting.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, "Fair Value Measurements and Disclosures (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"). ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles related to measuring fair value and requires additional disclosures about fair value measurements. Specifically, the guidance provides that the concepts of highest and best use and valuation premise in a fair value measurement are only relevant when measuring the fair value of nonfinancial assets and are not relevant when measuring the fair value of financial assets and liabilities. Required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used, and a narrative description of the valuation processes in place and sensitivity of recurring Level 3 measurements to changes in unobservable inputs are required. Entities are also required to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the balance sheet but for which the fair value is required to be disclosed. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and is to be applied prospectively. The adoption of this guidance did not have a material impact on our financial statements.

4. Investment in Real Estate

Acquisitions

In 2010, we acquired three industrial properties comprising, in the aggregate, approximately 0.5 million square feet of GLA, including one industrial property purchased from the 2005 Development/Repositioning Joint Venture. The purchase price of these acquisitions totaled approximately $22,408, excluding costs incurred in conjunction with the acquisition of the industrial properties.

In 2011, we acquired one industrial property comprising approximately 0.7 million square feet of GLA through the purchase of the 85% equity interest in one property from the institutional investor in the 2003 Net Lease Joint Venture (see Note 5). The gross agreed-upon fair value for the industrial property was $30,625, excluding costs incurred in conjunction with the acquisition of the industrial property. The acquisition was funded through the assumption of a mortgage loan, whose carrying value approximated fair market value, in the amount of $24,417 and a cash payment of $5,277 (85% of the net fair value of the acquisition). We accounted for this transaction as a step acquisition utilizing the purchase method of accounting. Due to the change in control that occurred, we recorded a gain during the year ended December 31, 2011 of $689 related to the difference between our carrying value and fair value of our equity interest on the acquisition date.

In 2012, we acquired one industrial property comprising approximately 0.4 million square feet of GLA through the purchase of the 85% equity interest in one property from the institutional investor in the 2003 Net Lease Joint Venture (see Note 5) and several land parcels. The gross agreed-upon fair value for the industrial property was $21,819, excluding costs incurred in conjunction with the acquisition of the industrial property. The acquisition was funded through the assumption of a mortgage loan, which was subsequently paid off on the date of acquisition and whose carrying value approximated fair market value, in the amount of $12,026 and a cash payment of $8,324 (85% of the net fair value of the acquisition). We accounted for this transaction as a step acquisition utilizing the purchase method of accounting. Due to the change in control that occurred, we recorded a gain during the year ended December 31, 2012 of $776 related to the difference between our carrying value and fair value of our equity interest on the acquisition date. The purchase price of the land parcels was approximately $46,695, excluding costs incurred in conjunction with the acquisition of the land parcels.

We value third party acquisitions and acquisitions of unconsolidated joint venture partner interests in industrial properties on a similar basis generally by applying an income capitalization approach. The fair value measurements are based on significant inputs not observable in the market and thus represent Level 3 measurements. The fair value estimates for each of the industrial properties acquired from our joint venture partner during the years ended December 31, 2012 and 2011 were based on a capitalization rate of approximating 7.3% and 8.4%, respectively. The fair value measurements also include consideration of the fair market value of debt.

Intangible Assets (Liabilities) Subject To Amortization in the Period of Acquisition

The fair value at the date of acquisition of in-place leases, tenant relationships, above market leases and below market leases recorded due to the real estate property acquired for the years ended December 31, 2012 and 2011, which is recorded as deferred leasing intangibles, is as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011
In-Place Leases	$1,750	$2,511
Tenant Relationships	$1,012	$1,553
Above Market Leases	$ —	$2,883
Below Market Leases	$ (102)	$ —

The weighted average life in months of in-place leases, tenant relationships, above market leases and below market leases recorded at the time of acquisition as a result of the real estate property acquired for the years ended December 31, 2012 and 2011 is as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011
In-Place Leases	118	56
Tenant Relationships	178	116
Above Market Leases	N/A	56
Below Market Leases	118	N/A

Sales and Discontinued Operations

In 2010, we sold 13 industrial properties comprising approximately 1.1 million square feet of GLA and several land parcels. Gross proceeds from the sales of the 13 industrial properties and several land parcels were approximately $71,019. The gain on sale of real estate was approximately $11,951, of which $11,092 is shown in discontinued operations. The 13 sold industrial properties and one land parcel that received ground rental revenues meet the criteria to be included in discontinued operations. Therefore the results of operations and gain on sale of real estate for the 13 sold industrial properties and one land parcel that received ground rental revenues are included in discontinued operations. The results of operations and gain on sale of real estate for the several land parcels that do not meet the criteria to be included in discontinued operations are included in continuing operations.

In 2011, we sold 36 industrial properties comprising approximately 2.9 million square feet of GLA and one land parcel. Gross proceeds from the sales of the 36 industrial properties and one land parcel were approximately $86,643. Included in the 36 industrial properties sold is one industrial property totaling approximately 0.4 million square feet of GLA that we transferred title to a lender in satisfaction of a non-recourse mortgage loan (See Note 6). The gain on sale of real estate was approximately $21,789, of which $20,419 is shown in discontinued operations. The 36 sold industrial properties meet the criteria to be included in discontinued operations. Therefore the results of operations and gain on sale of real estate for the 36 sold industrial properties are included in discontinued operations. The results of operations and gain on sale of real estate for the one land parcel that does not meet the criteria to be included in discontinued operations are included in continuing operations.

In 2012, we sold 28 industrial properties comprising approximately 4.2 million square feet of GLA and one land parcel. Gross proceeds from the sales of the 28 industrial properties and one land parcel were approximately $85,561. The gain on sale of real estate was approximately $16,442, of which $12,665 is shown in discontinued operations. The 28 sold industrial properties meet the criteria to be included in discontinued operations. Therefore the results of operations and gain on sale of real estate for the 28 industrial properties sold are included in discontinued operations. The results of operations and gain on sale of real estate for the one land parcel that does not meet the criteria to be included in discontinued operations are included in continuing operations.

At December 31, 2012, we had three industrial properties comprising approximately 0.4 million square feet of GLA held for sale. The results of operations of the three industrial properties held for sale at December 31, 2012 are included in discontinued operations. There can be no assurance that such industrial properties held for sale will be sold.

The following table discloses certain information regarding the industrial properties included in our discontinued operations for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	2011	2010
Total Revenues	$ 8,701	$18,871	$ 25,318
Property Expenses	(3,660)	(7,589)	(10,601)
Impairment of Real Estate	(1,410)	(4,973)	(66,026)
Depreciation and Amortization	(1,612)	(4,473)	(10,306)
Interest Expense	—	(63)	(268)
Gain on Sale of Real Estate	12,665	20,419	11,092
Provision for Income Taxes	—	(1,246)	—
Income (Loss) from Discontinued Operations	$14,684	$20,946	$(50,791)

At December 31, 2012 and 2011, we had notes receivable outstanding of approximately $41,201 and $55,502, net of a discount of $255 and $319, respectively, which are included as a component of Prepaid Expenses and Other Assets, Net. At December 31, 2012 and 2011, the fair value of the notes receivable was $44,783 and $58,734, respectively. The fair value of our notes receivable was determined by discounting the future cash flows using the current rates at which similar loans with similar remaining maturities would be made to other borrowers. The current market rates we utilized were internally estimated; therefore, we have concluded that our determination of fair value of our notes receivable was primarily based upon Level 3 inputs, as discussed below.

In 2009, we originated a note receivable with a purchaser of one of our industrial properties. During July 2012, we were notified that the sole tenant in the industrial property that serves as collateral for the note receivable filed for Chapter 7 bankruptcy. As of the date of this filing, the mortgagor is current on its loan payments and we are not aware of any information that would cause us to believe that the mortgagor will not pay us all amounts due on the note receivable. As of December 31, 2012, the note receivable had an outstanding principal balance of $7,660, offset by an unamortized discount of $255, resulting in a carrying value of $7,405.

Impairment Charges

During the years ended December 31, 2012, 2011 and 2010, we recorded the following net non-cash impairment charges:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Operating Properties — Held for Sale and Sold Assets	$1,410	$ 4,973	$ 66,026
Impairment — Discontinued Operations	$1,410	$ 4,973	$ 66,026
Land Parcels — Sold Assets	$ —	$(5,879)	$ 8,275
Operating Properties — Held for Use	(164)	(514)	105,826
Land Parcels — Held for Use	—	(1,241)	14,425
Impairment — Continuing Operations	$ (164)	$(7,634)	$128,526
Total Net Impairment	$1,246	$(2,661)	$194,552

On October 22, 2010, we amended our existing revolving credit facility. In conjunction with the amendment, management identified a pool of real estate assets to be classified as held for sale. At the time of the amendment, management reassessed the holding period for the pool of real estate assets and determined that certain of the industrial properties were impaired. The Company recorded an aggregate impairment charge (reversal) of $1,246, $(2,661) and $185,397 for the years ended December 31, 2012, 2011 and 2010.

The net impairment charges for assets that qualify to be classified as held for sale are calculated as the difference of the carrying value of the properties and land parcels over the fair value less costs to sell. On the date an asset no longer qualifies to be classified as held for sale, the carrying value must be reestablished at the lower of the estimated fair market value of the asset or the carrying value of the asset prior to held for sale classification, adjusted for any depreciation and amortization that would have been recorded if the asset had not been classified as held for sale. The net impairment charges recorded during the years ended December 31, 2012, 2011 and 2010 are due to updated fair market values for certain industrial properties in the pool of real estate assets identified to be classified as held for sale in the fourth quarter of 2010, whose estimated fair market values have changed since October 31, 2010 and were either sold or were classified as held for sale at December 31, 2011 and/or December 31, 2010, but no longer qualify to be classified as held for sale at December 31, 2012. Catch-up depreciation and amortization has been recorded during the years ended December 31, 2012 and 2011, if applicable, for certain assets that are no longer classified as held for sale.

In addition to the impairments recorded above, during the three months ended March 31, 2010, we recorded an impairment charge in the amount of $9,155 related to a property comprised of 0.3 million square feet of GLA located in Grand Rapids, Michigan in connection with the negotiation of a new lease.

The accounting guidance for the fair value measurement provisions for the impairment of long lived assets recorded at fair value establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The fair market values were determined using widely accepted valuation techniques including discounted cash flow analyses using expected cash flows, internal valuations of real estate and third party offers.

For operational real estate assets, the most significant assumptions used in the discounted cash flow analyses included the discount rate, projected occupancy levels, market rental rates, capital expenditures and the terminal capitalization rate. For the valuation of land parcels, we reviewed recent comparable sales transactions, to the extent available, or if not available, we considered older comparable transactions, adjusted upward or downward to reflect management's assumptions about current market conditions. In all cases, members of our management team that were responsible for the individual markets where the land parcels were located determined the internal valuations. Valuations based on third party offers include bona fide contract prices and letter of intent amounts that we believe are indicative of fair value.

The following table presents information about our real estate assets that were measured at fair value on a non-recurring basis during the year ended December 31, 2011. Real estate assets measured at fair value on a non-recurring basis during the year ended December 31, 2012 were either sold or are recorded at carrying value at December 31, 2012. The table indicates the fair value hierarchy of the valuation techniques we utilized to determine fair value.

		Fair Value Measurements on a Non-Recurring Basis Using:			
Description	**Year Ended December 31, 2011**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Unobservable Inputs (Level 3)**	**Total Impairment**
Long-lived Assets Held for Sale or Sold*	$23,252	—	—	$23,252	$(4,451)
Long-lived Assets Held and Used*	$50,895	—	—	$50,895	(2,566)
					$(7,017)

* Excludes industrial properties and land parcels for which an impairment reversal of $9,678 was recorded during the year ended December 31, 2011, since the related assets are recorded at carrying value, which is lower than estimated fair value at December 31, 2011.

5. Investments in Joint Ventures

On May 16, 2003, we entered into the 2003 Net Lease Joint Venture with an institutional investor to invest in industrial properties. We own a 15% equity interest in and provide property management services to the 2003 Net Lease Joint Venture. As of December 31, 2012, the 2003 Net Lease Joint Venture owned five industrial properties comprising approximately 2.7 million square feet of GLA. The 2003 Net Lease Joint Venture is considered a variable interest entity in accordance with the FASB guidance on the consolidation of variable interest entities. However, we continue to conclude that we are not the primary beneficiary of this venture. As of December 31, 2012, our investment in the 2003 Net Lease Joint Venture is $1,012. Our maximum exposure to loss is currently equal to our investment balance. We acquired the 85% equity interest in one property on February 13, 2012 and the 85% equity interest in another property on May 26, 2011, in each case from the institutional investor in the 2003 Net Lease Joint Venture (see Note 4).

During December 2007, we entered into the 2007 Europe Joint Venture with an institutional investor to invest in, own, develop, redevelop and operate industrial properties. We continue to hold our 10% equity interest in the 2007 Europe Joint Venture. As of December 31, 2012, the 2007 Europe Joint Venture did not own any properties.

On August 5, 2010, we sold our interests in the 2005 Development/Repositioning Joint Venture, the 2005 Core Joint Venture, the 2006 Land/Development Joint Venture and the 2007 Canada Joint Venture to our joint venture partner generating sale proceeds of approximately $5.0 million. We recorded an $11,226 gain related to the sale, which is included in Gain on Sale of Joint Venture Interests for the year ended December 31, 2010.

On March 21, 2006, we entered into the 2006 Net Lease Co-Investment Program with an institutional investor to invest in industrial properties. We owned a 15% equity interest in and provided property management, asset management and leasing management services to the 2006 Net Lease Co-Investment Program. Pursuant to the buy/sell provision in the 2006 Net Lease Co-Investment Program's governing agreement that our counterparty exercised on May 25, 2010, we sold our interest in the real estate property assets in the 2006 Net Lease Co-Investment Program to our counterparty and received $4,541 in net proceeds. In connection with the sale, we wrote off our carrying value for the 2006 Net Lease Co-Investment Program and recorded an $852 gain, which is included in Equity in Income of Joint Ventures for the year ended December 31, 2010.

At December 31, 2012 and 2011, we have receivables from the Joint Ventures in the aggregate amount of $19 and $137, respectively. These receivable amounts are included in Prepaid Expenses and Other Assets, Net. During the years ended December 31, 2012, 2011 and 2010, we recognized fees of $516, $970 and $4,952, respectively, from our Joint Ventures.

The combined summarized financial information of the investments in Joint Ventures is as follows:

	December 31, 2012	December 31, 2011
Condensed Combined Balance Sheets:		
Gross Investment in Real Estate	$115,488	$155,555
Less: Accumulated Depreciation	(38,535)	(41,342)
Net Investment in Real Estate	76,953	114,213
Other Assets	17,327	23,364
Total Assets	$ 94,280	$137,577
Indebtedness	$ 81,764	$112,261
Other Liabilities	4,817	5,779
Equity	7,699	19,537
Total Liabilities and Equity	$ 94,280	$137,577
Company's Share of Equity	$ 1,252	$ 3,029
Basis Differentials(1)	(448)	(1,564)
Carrying Value of the Company's Investments in Joint Ventures	$ 804	$ 1,465

(1) This amount represents the aggregate difference between our historical cost basis and the basis reflected at the joint venture level. Basis differentials are primarily comprised of impairments we recorded to reduce certain of our investments in the 2003 Net Lease Joint Venture to fair value and certain deferred fees which are not reflected at the joint venture level.

	Year Ended December 31,		
	2012	2011	2010
Condensed Combined Statements of Operations:			
Total Revenues	$12,385	$12,442	$ 51,552
Expenses:			
Operating and Other	2,188	2,350	23,111
Impairment of Real Estate	—	—	3,268
Depreciation and Other Amortization	5,632	5,673	25,480
Interest Expense	6,087	6,311	27,263
Total Expenses	13,907	14,334	79,122
Discontinued Operations:			
(Loss) Income Attributable to Discontinued Operations	(207)	11	(309)
Gain on Sale of Real Estate	4,974	3,137	2,761
Income from Discontinued Operations	4,767	3,148	2,452
Gain on Sale of Real Estate	—	—	808
Net Income (Loss)	$ 3,245	$ 1,256	$(24,310)
Equity in Income of Joint Ventures	$ 1,559	$ 980	$ 675

6. Indebtedness

The following table discloses certain information regarding our indebtedness:

	Outstanding Balance at		Interest Rate at December 31, 2012	Effective Interest Rate at Issuance	Maturity Date
	December 31, 2012	December 31, 2011			
Mortgage and Other Loans Payable, Net	$763,616	$690,256	4.03% - 8.26%	4.03% - 8.26%	January 2014 - September 2022
Unamortized Premiums	(161)	(305)			
Mortgage and Other Loans Payable, Gross	$763,455	$689,951			
Senior Unsecured Notes, Net					
2016 Notes	$159,510	$159,455	5.750%	5.91%	01/15/16
2017 Notes	55,385	59,600	7.500%	7.52%	12/01/17
2027 Notes	6,066	6,065	7.150%	7.11%	05/15/27
2028 Notes	55,261	124,894	7.600%	8.13%	07/15/28
2012 Notes	—	61,817	N/A	N/A	04/15/12
2032 Notes	11,500	34,683	7.750%	7.87%	04/15/32
2014 Notes	79,683	86,997	6.420%	6.54%	06/01/14
2017 II Notes	106,745	106,716	5.950%	6.37%	05/15/17
Subtotal	$474,150	$640,227			
Unamortized Discounts	2,570	4,625			
Senior Unsecured Notes, Gross	$476,720	$644,852			
Unsecured Credit Facility	$ 98,000	$149,000	1.912%	1.912%	12/12/14

Mortgage and Other Loans Payable, Net

During the years ended December 31, 2012 and 2011, we originated or assumed the following mortgage loans:

Mortgage Financing	Loan Principal	Interest Rate	Origination Date	Maturity Date	Amortization Period	Number of Industrial Properties Collateralizing Mortgage	GLA (In millions)	Property Carrying Value at December 31, 2012
I-VI	$100,599	4.03%	August 29, 2012	September 2022	30-year	31	3.8	$103,671

Mortgage Financing	Loan Principal	Interest Rate	Origination/Assumption Date	Maturity Date	Amortization Period	Number of Industrial Properties Collateralizing Mortgage	GLA (In millions)	Property Carrying Value at December 31, 2011
VII-XIV	$178,300	4.45%	May 2, 2011	June 2018	30-year	32	5.9	$206,291
XV	24,417	5.579%	May 26, 2011	February 2016	30-year	1	0.7	28,991
XVI-XXVI	77,600	4.85%	September 23, 2011	October 2021	30-year	24	2.3	84,403
	$280,317							$319,685

For Mortgage Financings I through XIV and Mortgage Financings XVI through XXVI, principal prepayments are prohibited for 12 months after loan origination, after which prepayment premiums are calculated at the greater of yield maintenance or 1% of the outstanding balance. For Mortgage Financing XV, principal prepayments are prohibited until three months prior to maturity, but defeasance is allowed subject to certain conditions.

During the years ended December 31, 2012 and 2011, we paid off and retired prior to maturity mortgage loans payable in the amount of $14,112 and $62,662, respectively. In connection with these repurchases prior to maturity, we recognized $361 and $2,128 as loss from retirement of debt for the years ended December 31, 2012 and 2011, respectively.

On September 20, 2011, we transferred title to a property totaling approximately 0.4 million square feet of GLA and an escrow balance in the amount of $1,845 to a lender in satisfaction of a $5,040 non-recourse mortgage loan. We recognized a $147 loss related to the transaction, which is included in loss from retirement of debt for the year ended December 31, 2011.

As of December 31, 2012, mortgage loans payable are collateralized by, and in some instances cross-collateralized by, industrial properties with a net carrying value of $949,557. We believe the Operating Partnership and the Company were in compliance with all covenants relating to mortgage loans payable as of December 31, 2012.

Senior Unsecured Notes, Net

During the years ended December 31, 2012 and 2011, we repurchased and retired the following senior unsecured notes prior to maturity:

	Principal Amount Repurchased		Purchase Price	
	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
2014 Notes	$ 9,000	$ 1,144	$ 9,439	$ 1,143
2016 Notes	—	500	—	475
2017 Notes	4,223	27,619	4,632	27,506
2017 II Notes	—	10,969	—	10,182
2027 Notes	—	7,500	—	7,500
2028 Notes	69,680	65,025	72,541	63,861
2032 Notes	23,400	—	24,001	—
	$106,303	$112,757	$110,613	$110,667

In connection with these repurchases prior to maturity, we recognized $9,323 and $2,012 as loss from retirement of debt for the years ended December 31, 2012 and 2011, respectively, which is the difference between the purchase price of $110,613 and $110,667, respectively, and the principal amount retired of $106,303 and $112,757, respectively, net of the pro rata write-off of the unamortized debt issue discount, the unamortized deferred financing costs, the unamortized settlement amount of the interest rate protection agreements and the professional services fees related to the repurchases of $598, $728, $3,247 and $440, respectively, and $135, $717, $3,250 and $0, respectively.

On September 15, 2011, we paid off and retired our 4.625% Notes due 2011, at maturity, in the amount of $128,900.

On April 16, 2012, we paid off and retired our 2012 Notes, at maturity, in the amount of $61,829.

The indentures governing our senior unsecured notes contain certain financial covenants, including limitations on incurrence of debt and debt service coverage. We believe the Operating Partnership and the Company were in compliance with all covenants relating to senior unsecured notes as of December 31, 2012. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by our noteholders in a manner that could impose and cause us to incur material costs.

Unsecured Credit Facility

We have maintained an unsecured credit facility since 1997. During December 2011, we entered into a $450,000 unsecured revolving credit agreement (the "Unsecured Credit Facility") which replaced our previous unsecured credit facility. We may request that the borrowing capacity under the Unsecured Credit Facility be increased to $500,000, subject to certain restrictions. We wrote off $1,172 of unamortized deferred financing costs reflected in Loss from Retirement of Debt for the year ended December 31, 2011 related to our previous unsecured credit facility. At December 31, 2012, the Unsecured Credit Facility provides for interest only payments at LIBOR plus 170 basis points or at a base rate plus 170 basis points, at our election. The margin on our LIBOR or base rate borrowings could increase based on our leverage ratio. The Unsecured Credit Facility matures on December 12, 2014, unless extended an additional one year at our election, subject to certain conditions. At December 31, 2012, borrowings under the Unsecured Credit Facility bore interest at a weighted average interest rate of 1.912%.

The Unsecured Credit Facility contains certain financial covenants, including limitations on incurrence of debt and debt service coverage. Under the Unsecured Credit Facility, an event of default can also occur if the lenders, in their good faith judgment, determine that a material adverse change has occurred which could prevent timely repayment or materially impair our ability to perform our obligations under the loan agreement. We believe that we were in compliance with all covenants relating to the Unsecured Credit Facility as of December 31, 2012. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by our lenders in a manner that could impose and cause us to incur material costs.

Indebtedness

The following is a schedule of the stated maturities and scheduled principal payments of our indebtedness, exclusive of premiums and discounts, for the next five years ending December 31, and thereafter:

	Amount
2013	$ 14,339
2014	234,097
2015	63,636
2016	295,309
2017	174,153
Thereafter	556,641
Total	$1,338,175

Fair Value

At December 31, 2012 and 2011, the fair value of our indebtedness was as follows:

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage and Other Loans Payable, Net	$ 763,616	$ 814,915	$ 690,256	$ 743,419
Senior Unsecured Debt, Net	474,150	516,943	640,227	630,622
Unsecured Credit Facility	98,000	98,192	149,000	149,000
Total	$1,335,766	$1,430,050	$1,479,483	$1,523,041

The fair values of our mortgage and other loans payable were determined by discounting the future cash flows using the current rates at which similar loans would be made based upon similar leverage levels and similar remaining maturities. The current market rates we utilized were internally estimated; therefore, we have concluded that our determination of fair value for our mortgage and other loans payable was primarily based upon Level 3 inputs. The fair value of the senior unsecured notes was determined by using rates, as advised by our bankers, that are based upon recent trades within the same series of the senior unsecured notes, recent trades for senior unsecured notes with comparable maturities, recent trades for fixed rate unsecured debt from companies with profiles similar to ours, as well as overall economic conditions. We have determined that our estimation of the fair value of fixed rate unsecured debt was primarily based upon Level 3 inputs. The fair value of the Unsecured Credit Facility was determined by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term, assuming no repayment until maturity. The current market rate utilized for our Unsecured Credit Facility was internally estimated; therefore, we have concluded that our determination of fair value was primarily based upon Level 3 inputs.

7. Stockholders' Equity

Preferred Stock

On May 27, 2004, we issued 50,000 Depositary Shares, each representing 1/100th of a share of our 6.236%, Series F Flexible Cumulative Redeemable Preferred Stock, $0.01 par value (the "Series F Preferred Stock"), at an initial offering price of $1,000.00 per Depositary Share. Dividends on the Series F Preferred Stock are cumulative from the date of initial issuance and are payable quarterly in arrears. The coupon rate of our Series F Preferred Stock resets every quarter at 2.375% plus the greater of (i) the 30 year Treasury constant maturity treasury ("CMT") Rate, (ii) the 10 year Treasury CMT Rate or (iii) 3-month LIBOR. For the fourth quarter of 2012, the coupon rate was 5.285%. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series F Preferred Stock ranks senior to payments on our Common Stock and pari passu with our Series G Preferred Stock (hereinafter defined), Series J Preferred Stock (hereinafter defined) and Series K Preferred Stock (hereinafter defined). The Series F Preferred Stock is redeemable for cash at our option, in whole or in part, at a redemption price equivalent to $1,000.00 per Depositary Share, or $50,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series F Preferred Stock has no stated maturity and is not convertible into any other securities of the Company. In October 2008, we entered into an interest rate swap agreement to mitigate our exposure to floating interest rates related to the forecasted reset rate of the coupon rate of our Series F Preferred Stock (see Note 14).

On May 27, 2004, we issued 25,000 Depositary Shares, each representing 1/100th of a share of our 7.236%, Series G Flexible Cumulative Redeemable Preferred Stock, $0.01 par value (the "Series G Preferred Stock"), at an initial offering price of $1,000.00 per Depositary Share. Dividends on the Series G Preferred Stock are cumulative from the date of initial issuance and are payable semi-annually in arrears for the period from the date of original issuance of the Series G Preferred Stock through March 31, 2014 (the "Series G Initial Fixed Rate Period"), commencing on September 30, 2004, at a rate of 7.236% per annum of the liquidation preference (the "Series G Initial Distribution Rate") (equivalent to $72.36 per Depositary Share). On or after March 31, 2014, the Series G Initial Distribution Rate is subject to reset, at our option, subject to certain conditions and parameters, at fixed or floating rates and periods. Fixed rates and periods will be determined through a remarketing procedure. Floating rates during floating rate periods will equal 2.500% (the initial credit spread), plus the greater of (i) the 3-month LIBOR, (ii) the 10 year Treasury CMT Rate, and (iii) the 30 year Treasury CMT Rate, reset quarterly. Dividends on the Series G Preferred Stock are payable semi-annually in arrears for fixed rate periods subsequent to the Series G Initial Fixed Rate Period and quarterly in arrears for floating rate periods. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series G Preferred Stock ranks senior to payments on our Common Stock and pari passu with our Series F Preferred Stock, Series J Preferred Stock (hereinafter defined) and Series K Preferred Stock (hereinafter defined). On or after March 31, 2014, subject to any conditions on redemption applicable in any fixed rate period subsequent to the Series G Initial Fixed Rate Period, the Series G Preferred Stock is redeemable for cash at our option, in whole or in part, at a redemption price equivalent to $1,000.00 per Depositary Share, or $25,000 in the aggregate, plus dividends accrued and unpaid to the redemption date. The Series G Preferred Stock has no stated maturity and is not convertible into any other securities of the Company.

On January 13, 2006, we issued 6,000,000 Depositary Shares, each representing 1/10,000th of a share of our 7.25%, Series J Cumulative Redeemable Preferred Stock, $0.01 par value (the "Series J Preferred Stock"), at an initial offering price of $25.00 per Depositary Share. The Series J Preferred Stock is redeemable in whole or in part, at our option, at a cash redemption price of $25.00 per depositary share. Dividends on the Series J Preferred Stock, represented by the Depositary Shares, are cumulative from the date of initial issuance and are payable quarterly in arrears. However, during any period that both (i) the depositary shares are not listed on the NYSE or AMEX, or quoted on NASDAQ, and (ii) we are not subject to the reporting requirements of the Exchange Act, but the preferred shares are outstanding, we will increase the dividend on the preferred shares to a rate of 8.25% of the liquidation preference per year. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series J Preferred Stock ranks senior to payments on our Common Stock and pari passu with our Series F Preferred Stock, Series G Preferred Stock and Series K Preferred Stock (hereinafter defined). We redeemed 2,000,000 Depositary Shares of the Series J Preferred Stock on December 21, 2012, at a redemption price of $25.00 per Depositary Share, and paid a prorated fourth quarter dividend of $0.407812 per Depositary Share, totaling $816. Due to the partial redemption of the Series J Preferred Stock, one-third of the initial offering costs associated with the issuance of the Series J Preferred Stock, as well as costs associated with the partial redemption, totaling $1,804 are reflected as a deduction from net loss to arrive at net loss available to First Industrial Realty Trust, Inc.'s common stockholders in determining earnings per share for the year ended December 31, 2012.

On August 21, 2006, we issued 2,000,000 Depositary Shares, each representing 1/10,000th of a share of our 7.25%, Series K Flexible Cumulative Redeemable Preferred Stock, $0.01 par value (the "Series K Preferred Stock"), at an initial offering price of $25.00 per Depositary Share. The Series K Preferred Stock is redeemable in whole or in part, at our option, at a cash redemption price of $25.00 per depositary share. Dividends on the Series K Preferred Stock, represented by the Depositary Shares, are cumulative from the date of initial issuance and are payable quarterly in arrears. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series K Preferred Stock ranks senior to payments on our Common Stock and pari passu with our Series F Preferred Stock, Series G Preferred Stock and Series J Preferred Stock.

The Company has 10,000,000 shares of preferred stock authorized. All series of preferred stock have no stated maturity (although we may redeem all such preferred stock on or following their optional redemption dates at our option, in whole or in part).

The following table summarizes the preferred shares outstanding at December 31, 2012 and 2011:

	Year Ended 2012		Year Ended 2011	
	Shares Outstanding	Liquidation Preference	Shares Outstanding	Liquidation Preference
Series F Preferred Stock	500	$ 50,000	500	$ 50,000
Series G Preferred Stock	250	$ 25,000	250	$ 25,000
Series J Preferred Stock	400	$100,000	600	$150,000
Series K Preferred Stock	200	$ 50,000	200	$ 50,000

Shares of Common Stock

For the years ended December 31, 2012, 2011 and 2010, 535,026, 125,784, and 27,586 limited partnership interests in the Operating Partnership ("Units") were converted into an equivalent number of shares of common stock, resulting in a reclassification of $4,763, $1,109 and $316, respectively, of Noncontrolling Interest to First Industrial Realty Trust Inc.'s Stockholders' Equity.

During the years ended December 31, 2012 and 2011, we announced underwritten public offerings of 9,400,000 and 17,300,000 shares of the Company's common stock to the public. Proceeds to us for the years ended December 31, 2012 and 2011, net of total expenses of $127 and $2,370, were approximately $116,715 and $201,150, respectively.

On May 4, 2010, we entered into distribution agreements with sales agents to sell up to 10,000,000 shares of the Company's common stock from time to time in "at-the-market" offerings (the "2010 ATM"). During the year ended December 31, 2010, we issued 5,469,767 shares of the Company's common stock under the 2010 ATM for approximately $44,117, net of $900 paid to the sales agent. On December 31, 2010, we concluded the 2010 ATM as a result of the expiration of the distribution agreements with our sales agents.

On February 28, 2011, we entered into distribution agreements with sales agents to sell up to 10,000,000 shares of the Company's common stock, for up to $100,000 aggregate gross sale proceeds, from time to time in ATM offerings (the "2011 ATM"). During the year ended December 31, 2011, we issued 115,856 shares of the Company's common stock under the 2011 ATM resulting in proceeds to us of approximately $1,391, net of $28 paid to the sales agent. On February 29, 2012, we terminated the 2011 ATM in preparation for the commencement of the 2012 ATM (defined hereafter).

On March 1, 2012, we entered into distribution agreements with sales agents to sell up to 12,500,000 shares of the Company's common stock, for up to $125,000 aggregate gross sale proceeds, from time to time in ATM offerings (the "2012 ATM"). During the year ended December 31, 2012, we issued 1,532,598 shares of the Company's common stock under the 2012 ATM resulting in net proceeds to us of approximately $18,063, net of $369 paid to the sales agent.

Under the terms of the ATMs, sales were made primarily in transactions that were deemed to be "at-the-market" offerings, including sales made directly on the New York Stock Exchange or sales made through a market maker other than on an exchange or by privately negotiated transactions.

On August 8, 2008, the Company's Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP") became effective. Under the terms of the DRIP, stockholders who participate may reinvest all or part of their dividends in additional common stock of the Company at a discount from the market price, at our discretion, when the shares are issued and sold directly by us from authorized but unissued shares of the Company's common stock. Stockholders and non-stockholders may also purchase additional shares at a discounted price, at our discretion, when the shares are issued and sold directly by us from authorized but unissued shares of the Company's common stock, by making optional cash payments, subject to certain dollar thresholds. During the years ended December 31, 2012 and 2011, we did not issue any shares of the Company's common stock under the direct stock purchase component of the DRIP. During the year ended December 31, 2010, we issued 875,402 shares of the Company's common stock under the direct stock purchase component of the DRIP for approximately $5,970. The DRIP terminated effective June 9, 2012.

During the year ended December 31, 2010, 23,567 shares of common stock were awarded to certain directors. The common stock shares had a fair value of approximately $128 upon issuance.

The following table is a roll-forward of our shares of common stock outstanding, including unvested restricted shares of common stock (see Note 13), for the three years ended December 31, 2012:

	Shares of Common Stock Outstanding
Balance at December 31, 2009	61,845,214
Issuance of Common Stock, Including Vesting of Restricted Stock Units	6,518,736
Issuance of Restricted Stock Shares	573,198
Repurchase and Retirement of Restricted Stock Shares	(123,438)
Conversion of Operating Partnership Units	27,586
Balance at December 31, 2010	68,841,296
Issuance of Common Stock, Including Vesting of Restricted Stock Units	17,646,586
Issuance of Restricted Stock Shares	292,339
Repurchase and Retirement of Restricted Stock Shares	(98,603)
Conversion of Operating Partnership Units	125,784
Balance at December 31, 2011	86,807,402
Issuance of Common Stock, Including Vesting of Restricted Stock Units	11,085,905
Issuance of Restricted Stock Shares	565,137
Repurchase and Retirement of Restricted Stock Shares	(225,557)
Conversion of Operating Partnership Units	535,026
Balance at December 31, 2012	98,767,913

Dividends/Distributions

The coupon rate of our Series F Preferred Stock resets every quarter at 2.375% plus the greater of (i) the 30 year Treasury CMT Rate, (ii) the 10 year Treasury CMT Rate or (iii) 3-month LIBOR. For the fourth quarter of 2012, the new coupon rate was 5.285%. See Note 14 for additional derivative information related to the Series F Preferred Stock coupon rate reset.

The following table summarizes dividends/distributions declared for the past three years:

	Year Ended 2012		Year Ended 2011		Year Ended 2010	
	Dividend/ Distribution per Share/ Unit	Total Dividend/ Distribution	Dividend/ Distribution per Share/ Unit	Total Dividend/ Distribution	Dividend/ Distribution per Share/ Unit	Total Dividend/ Distribution
Common Stock/Operating Partnership Units	$ 0.0000	$ —	$ 0.0000	$ —	$ 0.0000	$ —
Series F Preferred Stock	$ 5,455.8891	$ 2,728	$ 6,510.9028	$ 3,256	$ 6,736.1540	$ 3,368
Series G Preferred Stock	$ 7,236.0000	$ 1,809	$ 7,236.0000	$ 1,809	$ 7,236.0000	$ 1,809
Series J Preferred Stock*	$18,125.2000	$10,785	$18,125.2000	$10,875	$18,125.2000	$10,875
Series K Preferred Stock	$18,125.2000	$ 3,625	$18,125.2000	$ 3,625	$18,125.2000	$ 3,625

* The distribution per share related to redeemed preferred stock was pro-rated as discussed in the "Preferred Stock" section.

8. Supplemental Information to Statements of Cash Flows

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Interest Paid, Net of Capitalized Interest	$ 83,504	$100,375	$105,276
Capitalized Interest	$ 1,997	$ 437	$ —
Income Taxes (Refunded) Paid	$ (295)	$ 1,876	$ 3,663
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Distribution Payable on Preferred Stock	$ 452	$ 4,763	$ 452
Exchange of Units for Common Stock:			
Noncontrolling Interest	$ (4,763)	$ (1,109)	$ (316)
Common Stock	5	1	1
Additional Paid-in-Capital	4,758	1,108	315
	$ —	$ —	$ —
Property Transfer to Lender in Satisfaction of Non-Recourse Mortgage Loan:			
Net Investment in Real Estate	$ —	$ (3,200)	$ —
Prepaid Expenses and Other Assets, Net	—	(1,987)	—
Mortgage Loan Payable, Net	—	5,040	—
Loss from Retirement of Debt	$ —	$ (147)	$ —
Mortgage Loan Payable Assumed in Conjunction with a Property Acquisition	$ 12,026	$ 24,417	$ —
Notes Receivable Issued in Conjunction with Certain Property Sales	$ —	$ 7,029	$ 168
Write-off of Fully Depreciated Assets	$(46,801)	$ (58,357)	$ (59,485)

9. Earnings Per Share (EPS)

The computation of basic and diluted EPS is presented below:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Numerator:			
Loss from Continuing Operations	$ (20,980)	$ (31,054)	$ (171,345)
Gain on Sale of Real Estate, Net of Income Tax Provision	3,777	918	517
Noncontrolling Interest Allocable to Continuing Operations	1,962	3,027	14,841
Loss from Continuing Operations Attributable to First Industrial Realty Trust, Inc.	(15,241)	(27,109)	(155,987)
Preferred Dividends	(18,947)	(19,565)	(19,677)
Redemption of Preferred Stock	(1,804)	—	—
Loss from Continuing Operations Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (35,992)	$ (46,674)	$ (175,664)
Income (Loss) from Discontinued Operations, Net of Income Tax Provision	$ 14,684	$ 20,946	$ (50,791)
Noncontrolling Interest Allocable to Discontinued Operations	(761)	(1,282)	3,957
Income (Loss) from Discontinued Operations Attributable to First Industrial Realty Trust, Inc.	$ 13,923	$ 19,664	$ (46,834)
Net Loss Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (22,069)	$ (27,010)	$ (222,498)
Denominator:			
Weighted Average Shares — Basic and Diluted	91,468,440	80,616,000	62,952,565
Basic and Diluted EPS:			
Loss from Continuing Operations Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (0.39)	$ (0.58)	$ (2.79)
Income (Loss) from Discontinued Operations Attributable to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 0.15	$ 0.24	$ (0.74)
Net Loss Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (0.24)	$ (0.34)	$ (3.53)

Participating securities include 288,627, 673,381 and 662,092 of unvested restricted stock awards outstanding at December 31, 2012, 2011 and 2010 respectively, which participate in non-forfeitable dividends of the Company. Participating security holders are not obligated to share in losses, therefore, none of the net loss attributable to First Industrial Realty Trust, Inc. was allocated to participating securities for the years ended December 31, 2012, 2011 and 2010.

The number of weighted average shares — diluted is the same as the number of weighted average shares — basic for the years ended December 31, 2012, 2011 and 2010 as the effect of stock options and restricted unit awards (that do not participate in non-forfeitable dividends of the Company) was excluded as its inclusion would have been antidilutive to the loss from continuing operations available to First Industrial Realty Trust, Inc.'s common stockholders. The following awards were anti-dilutive and could be dilutive in future periods:

	Number of Awards Outstanding At December 31, 2012	Number of Awards Outstanding At December 31, 2011	Number of Awards Outstanding At December 31, 2010
Non-Participating Securities:			
Restricted Unit Awards	483,500	731,900	1,012,800
Options	—	25,201	98,701

10. Income Taxes

The components of income tax (provision) benefit for the years ended December 31, 2012, 2011 and 2010 are comprised of the following:

	2012	2011	2010
Current:			
Federal	$(5,210)	$ (622)	$ (893)
State	(253)	(502)	(2,372)
Foreign	(10)	(41)	(95)
Deferred:			
Federal	—	(284)	163
State	(49)	(2)	40
Foreign	—	(697)	(148)
	$(5,522)	$(2,148)	$(3,305)

Deferred income taxes represent the tax effect of the temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets (liabilities) include the following as of December 31, 2012 and 2011:

	2012	2011
Investments in Joint Ventures	$ 11	$ 15
Prepaid Rent	13	45
Restricted Stock	5	43
Impairment of Real Estate	5,519	5,683
Foreign Net Operating Loss Carryforward	854	828
Valuation Allowance	(5,244)	(5,078)
Other	588	483
Total Deferred Tax Assets, Net of Allowance	$ 1,746	$ 2,019
Straight-line Rent	(91)	(85)
Fixed Assets	(1,666)	(1,946)
Other	(158)	(108)
Total Deferred Tax Liabilities	$(1,915)	$(2,139)
Total Net Deferred Tax Liabilities	$ (169)	$ (120)

A valuation allowance is recorded if we believe it is more likely than not that all or some portion of our deferred tax assets will not be realized. We do not have projections of future taxable income or other sources of taxable income in the taxable REIT subsidiaries significant enough to allow us to believe it is more likely than not that we will realize our deferred tax assets. Therefore, we have recorded a valuation allowance against our deferred tax assets. An increase or decrease in the valuation allowance that results from a change in circumstances, and which causes a change in our judgment about the realizability of the related deferred tax assets, is included in the current tax provision.

As of December 31, 2012 and 2011, we had net deferred tax liabilities of $169 and $120, after valuation allowances of $5,244 and $5,078, respectively. As of December 31, 2011 and 2010, we had net deferred tax (liabilities) assets of $(120) and $863, after valuation allowances of $5,078 and $9,301, respectively. The decrease in the valuation allowance of $4,223 from December 31, 2010 to December 31, 2011 is primarily related to a decrease in net deferred tax assets and liabilities due to the sales of property.

The income tax provision pertaining to income from continuing operations and gain on sale of real estate differs from the amounts computed by applying the applicable federal statutory rate as follows:

	2012	2011	2010
Tax Benefit (Provision) at Federal Rate Related to Continuing Operations	$ 557	$(2,162)	$ 5,141
State Tax Provision, Net of Federal Benefit (Provision)	(244)	(521)	(2,320)
Non-deductible Permanent Items, Net	32	(54)	(58)
IRS Audit Adjustment and Accrued Interest	(5,523)	—	—
Change in Valuation Allowance	(166)	1,853	(6,108)
Foreign Taxes, Net	(10)	(96)	(211)
Other	(168)	78	251
Net Income Tax Provision	$(5,522)	$ (902)	$(3,305)

We evaluate tax positions taken in the financial statements on a quarterly basis under the interpretation for accounting for uncertainty in income taxes. As a result of this evaluation, we may recognize a tax benefit from an uncertain tax position only if it is "more-likely-than-not" that the tax position will be sustained on examination by taxing authorities. As of December 31, 2012, we do not have any unrecognized tax benefits.

We file income tax returns in the U.S., and various states and foreign jurisdictions. In general, the statutes of limitations for income tax returns remain open for the years 2009 through 2012. One of our taxable REIT subsidiaries which liquidated in September 2009 is currently under examination by the Internal Revenue Service ("IRS") for 2008 and for the tax year ended September 1, 2009.

IRS Tax Settlement

On August 24, 2009, we received a private letter ruling from the IRS granting favorable loss treatment under Sections 331 and 336 of the Code on the tax liquidation of one of our former taxable REIT subsidiaries. On November 6, 2009, legislation was signed that allowed businesses with net operating losses for 2008 or 2009 to carry back those losses for up to five years. As a result, we received a refund from the IRS of $40,418 in the fourth quarter of 2009 (the "Refund") in connection with this tax liquidation. As previously reported, the IRS examination team, which is required by statute to review all refund claims in excess of $2,000 on behalf of the Joint Committee on Taxation, indicated to us that it disagreed with certain of the property valuations we obtained from an independent valuation expert in support of our fair value of the liquidated taxable REIT subsidiary and our claim for the Refund. We have reached an agreement with the regional office of the IRS on a proposed adjustment to the Refund. The total agreed-upon adjustment to taxable income is approximately $13,700, which equates to approximately $4,806 of taxes owed. We must also pay accrued interest which was approximately $542 as of December 31, 2012. During the year ended December 31, 2012, the Company recorded a charge of $5,348 related to the agreed-upon adjustment which is reflected as a component of income tax expense. The settlement amount is subject to final review and approval by the Joint Committee on Taxation. There can be no assurance that the settlement amount will be approved at the level we currently anticipate, nor can we provide an estimate of the timing of the final approval.

In addition, we are currently in discussions with the regional office of the IRS to determine the timing of the impact of the proposed tax settlement on the tax characterization of the distributions to the limited partners of the Operating Partnership and the stockholders of the Company which is likely to result in additional capital gain income being allocable to the limited partners of the Operating Partnership and the stockholders of the Company.

Michigan Tax Issue

As of December 31, 2008, we had paid approximately $1,400 (representing tax and interest for the years 1997-2000) to the State of Michigan regarding business loss carryforwards the appropriateness of which was the subject of litigation initiated by us. On December 11, 2007, the Michigan Court of Claims rendered a decision against us regarding the business loss carryforwards. Also, the court ruled against us on an alternative position involving Michigan's Capital Acquisition Deduction. We filed an appeal to the Michigan Appeals Court in January 2008; however, as a result of the lower court's decision, an additional approximately $800 (representing tax and interest for the year 2001) had been accrued through June 30, 2009 for both tax and financial statement purposes. On August 18, 2009, the Michigan Appeals Court issued a decision in our favor on the business loss carryforward issue. The Michigan Department of Treasury appealed the decision to the Michigan Supreme Court on September 29, 2009; however, we believed there was a very low probability that the Michigan Supreme Court would accept the case. Therefore, in September 2009 we reversed our accrual of $800 (related to the 2001 tax year) and set up a receivable of $1,400 for the amount paid in 2006 (related to the 1997-2000 tax years), resulting in an aggregate reversal of prior tax expense of approximately $2,200. On April 23, 2010, the Michigan Supreme Court reversed the decision of the Michigan Appeals Court and reinstated the decision of the Michigan Court of Claims. Based on the most recent ruling of the Michigan Supreme Court, we reversed the receivable of $1,400 and paid approximately $800, for a total of approximately $2,200 of tax expense for the year ended December 31, 2010, which is included in continuing operations.

Federal Income Tax Treatment of Share Distributions

For income tax purposes, distributions paid to common shareholders are classified as ordinary income, capital gain, return of capital or qualified dividends. We did not pay common share distributions for the years ended December 31, 2012, 2011 and 2010.

For income tax purposes, distributions paid to preferred shareholders are classified as ordinary income, capital gain, return of capital or qualified dividends. For the years ended December 31, 2012, 2011 and 2010, the preferred distributions per depositary share were classified as follows:

Series J Preferred Stock	2012	As a Percentage of Distributions	2011	As a Percentage of Distributions	2010	As a Percentage of Distributions
Ordinary Income	$ —	0.00%	$0.3130	23.02%	$1.4652	80.84%
Long-term Capital Gains	—	0.00%	—	0.00%	—	0.00%
Unrecaptured Section 1250 Gain	—	0.00%	—	0.00%	0.2423	13.37%
Return of Capital	2.2657	100.00%	1.0402	76.52%	—	0.00%
Qualified Dividends	—	0.00%	0.0062	0.46%	0.1050	5.79%
	$2.2657	100.00%	$1.3594	100.00%	$1.8125	100.00%

Series J Preferred Stock — Depositary Shares Redeemed*	2012	As a Percentage of Distributions
Ordinary Income	$ —	0.00%
Long-term Capital Gains	—	0.00%
Unrecaptured Section 1250 Gain	—	0.00%
Return of Capital	2.2203	100.00%
Qualified Dividends	—	0.00%
	$2.2203	100.00%

* Schedule relates to the 2,000,000 Depositary Shares of the Series J Preferred Stock that were redeemed on December 21, 2012. The 2012 redemption had no impact on the tables for 2011 or 2010.

Series K Preferred Stock	2012	As a Percentage of Distributions	2011	As a Percentage of Distributions	2010	As a Percentage of Distributions
Ordinary Income	$ —	0.00%	$0.3130	23.02%	$1.4652	80.84%
Long-term Capital Gains	—	0.00%	—	0.00%	—	0.00%
Unrecaptured Section 1250 Gain	—	0.00%	—	0.00%	0.2423	13.37%
Return of Capital	2.2657	100.00%	1.0402	76.52%	—	0.00%
Qualified Dividends	—	0.00%	0.0062	0.46%	0.1050	5.79%
	$2.2657	100.00%	$1.3594	100.00%	$1.8125	100.00%

As discussed in the "IRS Tax Settlement" section, we are currently in discussions with the regional office of the IRS to determine the timing of the impact of the proposed tax settlement on the tax characterization of the distributions to the limited partners of the Operating Partnership and the stockholders of the Company which is likely to result in additional capital gain income being allocable to the limited partners of the Operating Partnership and the stockholders of the Company.

11. Restructuring Costs

We committed to a plan to reduce organizational and overhead costs in October 2008 and have subsequently modified that plan during 2011 and 2010 with the goal of further reducing these costs. The following summarizes our restructuring costs for each of the years ended December 31:

	2011	2010
Pre-tax Restructuring Costs:		
Employee Severance and Benefits*	$ —	$ 525
Termination of Certain Office Leases	1,200	647
Other	353	686
Total Restructuring Costs	$1,553	$1,858

	2012	2011	2010
Included in Accounts Payable, Accrued Expenses and Other Liabilities, Net Related to Lease Payments and Other Costs Incurred But Not Yet Paid as of December 31,	$1,464	$1,959	$1,574

* Includes $0 and $156, respectively, of non-cash costs which represents the accelerated recognition of restricted stock expense for certain employees for the years ended December 31, 2011 and 2010.

12. Future Rental Revenues

Our properties are leased to tenants under net and semi-net operating leases. Minimum lease payments receivable, excluding tenant reimbursements of expenses, under non-cancelable operating leases in effect as of December 31, 2012 are approximately as follows:

2013	$ 239,906
2014	200,280
2015	163,521
2016	126,950
2017	99,841
Thereafter	346,529
Total	$1,177,027

13. Stock Based Compensation

We maintain five stock incentive plans (the "Stock Incentive Plans") which are administered by the Compensation Committee of the Board of Directors. There are 11,500,000 shares authorized for issuance under the Stock Incentive Plans. Only officers, certain employees, our Independent Directors and our affiliates generally are eligible to participate in the Stock Incentive Plans.

The Stock Incentive Plans authorize (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code, (ii) the grant of stock options that do not so qualify, (iii) restricted stock/unit awards (including awards subject to performance conditions), and (iv) dividend equivalent rights. The exercise price of the stock options is determined by the Compensation Committee. Special provisions apply to awards granted under the Stock Incentive Plans in the event of a change in control in the Company. As of December 31, 2012, awards covering 1,376,144 shares of common stock were available to be granted under the Stock Incentive Plans.

Stock option transactions for the year ended December 31, 2012 are summarized as follows:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2011	25,201	$31.57	$—
Expired	(25,201)	$31.57	
Outstanding at December 31, 2012	—		

In September 1994, the Board of Directors approved and we adopted a 401(k)/Profit Sharing Plan. Under our 401(k)/Profit Sharing Plan, all eligible employees may participate by making voluntary contributions. We may make, but are not required to make, matching contributions. For the years ended December 31, 2012, 2011 and 2010, matching contributions of $284, $197 and $194, respectively, were recorded.

For the years ended December 31, 2012, 2011 and 2010, we awarded 565,137, 292,339 and 573,198 shares, respectively, of restricted stock awards to certain employees which had a fair value of approximately $7,065, $3,248 and $3,336, respectively, on the date of approval by the Compensation Committee of the Board of Directors and/or the Board of Directors. The restricted stock awards generally vest over a period of three to four years. Compensation expense will be charged to earnings over the vesting period for the shares expected to vest.

For the years ended December 31, 2012, 2011 and 2010, we recognized $8,559, $3,759 and $6,040 in restricted stock amortization related to restricted stock and unit awards, of which $32, $0 and $0, respectively, was capitalized in connection with development activities. At December 31, 2012, we had $3,282 in unrecognized compensation related to unvested restricted stock and unit awards. The weighted average period that the unrecognized compensation is expected to be recognized is 0.90 years.

Restricted stock and unit award transactions for the year ended December 31, 2012 are summarized as follows:

	Awards	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2011	1,405,281	$ 7.00
Issued	565,137	$12.50
Forfeited	(17,433)	$10.92
Vested	(1,180,858)	$ 9.57
Outstanding at December 31, 2012	772,127	$ 7.02

14. Derivatives

Our objectives in using interest rate derivatives are to add stability to interest expense or preferred stock dividends and to manage our cash flow volatility and exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

Our Series F Preferred Stock is subject to a coupon rate reset. The coupon rate resets every quarter at 2.375% plus the greater of (i) the 30 year Treasury CMT Rate, (ii) the 10 year Treasury CMT Rate or (iii) 3-month LIBOR. For the fourth quarter of 2012, the new coupon rate was 5.285%. In October 2008, we entered into an interest rate swap agreement with a notional value of $50,000 to mitigate our exposure to floating interest rates related to the forecasted reset rate of the coupon rate of our Series F Preferred Stock (the "Series F Agreement"). This Series F Agreement fixes the 30-year U.S. Treasury rate at 5.2175%. Accounting guidance for derivatives does not permit hedge accounting treatment related to equity instruments and therefore the mark-to-market gains or losses related to this agreement are recorded in the statement of operations. For the years ended December 31, 2012 and 2011, losses of $328 and $1,718, respectively, are recognized as Mark-to-Market Loss on Interest Rate Protection Agreements. Quarterly payments are treated as a component of the mark-to-market gains or losses and totaled $1,169 and $574 for the years ended December 31, 2012 and 2011, respectively.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Other Comprehensive Income ("OCI") and is subsequently reclassified to earnings through interest expense over the life of the derivative or over the life of the debt. In the next 12 months, we will amortize approximately $2,421 into net income (loss) by increasing interest expense for interest rate protection agreements we settled in previous periods.

The following is a summary of the terms of our derivatives and their fair values, which are included in Accounts Payable, Accrued Expenses and Other Liabilities, Net on the accompanying consolidated balance sheets:

Hedge Product	Notional Amount	Strike	Trade Date	Maturity Date	Fair Value As of December 31, 2012	Fair Value As of December 31, 2011
Derivatives Not Designated as Hedging Instruments:						
Series F Agreement*	$ 50,000	5.2175%	October 2008	October 1, 2013	$(826)	$(1,667)

* Fair value excludes quarterly settlement payment due on Series F Agreement. As of December 31, 2012 and 2011, the outstanding payable was $305 and $280, respectively.

The following is a summary of the impact of the derivatives in cash flow hedging relationships on the statement of operations and the statement of OCI for the years ended December 31, 2012 and 2011:

Interest Rate Products	Location on Statement	Year Ended December 31, 2012	Year Ended December 31, 2011
Amortization Reclassified from OCI into Income (Loss)	Interest Expense	$(2,271)	$(2,166)

Our agreements with our derivative counterparties contain provisions where if we default on any of our indebtedness, then we could also be declared in default on our derivative obligations subject to certain thresholds.

The guidance for fair value measurement of financial instruments includes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table sets forth our financial liabilities that are accounted for at fair value on a recurring basis as of December 31, 2012 and 2011:

		Fair Value Measurements at Reporting Date Using:		
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Liabilities:				
Series F Agreement at December 31, 2012 ...	$ (826)	—	—	$ (826)
Series F Agreement at December 31, 2011 ...	$(1,667)	—	—	$(1,667)

The following table presents the quantitative information about the Level 3 fair value measurements at December 31, 2012:

	Quantitative Information about Level 3 Fair Value Measurements:			
Description	Fair Value at December 31, 2012	Valuation Technique	Unobservable Inputs	Range
Series F Agreement	$(826)	Discounted Cash Flow	Long Dated Treasuries(A)	2.82% - 2.91%
			Own Credit Risk(B)	0.98% - 1.59%

(A) Represents the forward 30 year Treasury CMT Rate.

(B) Represents credit default swap spread curve used in the valuation analysis.

The valuation of the Series F Agreement is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the instrument. This analysis reflects the contractual terms of the agreements including the period to maturity. In adjusting the fair value of the interest rate protection agreements for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements. To comply with the provisions of fair value measurement, we incorporated a credit valuation adjustment ("CVA") to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. However, assessing significance of inputs is a matter of judgment that should consider a variety of factors. One factor we consider is the CVA and its materiality to the overall valuation of the derivatives on the balance sheet and to their related changes in fair value. We consider the Series F Agreement to be classified as Level 3 in the fair value hierarchy due to a significant number of unobservable inputs. The Series F Agreement swaps a fixed rate 5.2175% for floating rate payments based on 30-year Treasury. No market observable prices exist for long-dated Treasuries. Therefore, we have classified the Series F Agreement in its entirety as a Level 3.

The following table presents a reconciliation of our liabilities classified as Level 3 at December 31, 2012 and 2011:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Derivatives
Ending Liability Balance at December 31, 2010	$ (523)
Total Unrealized Losses:	
Mark-to-Market on Series F Agreement	(1,144)
Ending Liability Balance at December 31, 2011	$(1,667)
Total Unrealized Gains:	
Mark-to-Market on Series F Agreement	841
Ending Liability Balance at December 31, 2012	$ (826)

15. Commitments and Contingencies

In the normal course of business, we are involved in legal actions arising from the ownership of our industrial properties. In our opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on our consolidated financial position, operations or liquidity.

Seven properties have leases granting the tenants options to purchase the property. Such options are exercisable at various times at appraised fair market value or at a fixed purchase price in excess of our depreciated cost of the asset. We have no notice of any exercise of any tenant purchase option.

At December 31, 2012, we had an outstanding letter of credit and performance bonds in the aggregate amount of $9,546.

At December 31, 2012, we have committed to the development of three industrial buildings totaling approximately 1.5 million square feet of GLA. The estimated total construction costs as of December 31, 2012, are approximately $107,723 (unaudited). Of this amount, approximately $45,793 (unaudited) remains to be funded. There can be no assurance that the actual completion cost will not exceed the estimated completion cost stated above.

Ground and Operating Lease Agreements

For the years ended December 31, 2012, 2011 and 2010, we recognized $1,565, $1,955 and $3,047, respectively, in operating and ground lease expense.

Future minimum rental payments under the terms of all non-cancelable ground and operating leases under which we are the lessee as of December 31, 2012 are as follows:

2013	$ 2,090
2014	1,790
2015	1,673
2016	1,702
2017	1,732
Thereafter	26,938
Total*	$35,925

* Minimum rental payments have not been reduced by minimum sublease rentals of $8,339 due in the future under non-cancelable subleases.

16. Subsequent Events

From January 1, 2013 to February 28, 2013, we sold one industrial property and one land parcel for approximately $2,565. Additionally, we acquired one land parcel for a purchase price of $6,250, excluding costs incurred in conjunction with the acquisition.

From January 1, 2013 to February 28, 2013, we repurchased and retired $4,000 of our senior unsecured notes maturing in 2028 for a payment of $4,565.

The Board of Directors approved a first quarter 2013 common dividend of $0.085 per share/unit for shareholders of record on March 29, 2013 with a payable date of April 15, 2013. The effective record date will be March 28, 2013 as March 29, 2013 is a New York Stock Exchange holiday. The Board of Directors also approved a first quarter 2013 preferred dividend of $0.45313 per depositary share related to both the Series J and the Series K Preferred Stock for preferred stockholders of record on March 15, 2013, a first quarter 2013 preferred dividend of $13.3125 per depositary share related to the Series F Preferred Stock for preferred stockholders of record on March 29, 2013 and a first quarter 2013 preferred dividend of $36.18 per depositary share related to the Series G Preferred Stock for preferred stockholders of record on March 29, 2013. All first quarter 2013 preferred dividends are payable on April 1, 2013.

17. Quarterly Financial Information (unaudited)

The following tables summarize our quarterly financial information. The first, second and third fiscal quarters of 2012 and all fiscal quarters in 2011 have been revised in accordance with guidance on accounting for discontinued operations. Net (Loss) Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders and Participating Securities and basic and diluted EPS from Net (Loss) Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders have not been affected.

	Year Ended December 31, 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$80,862	$ 82,305	$79,779	$84,327
Equity in Income of Joint Ventures	91	37	28	1,403
Noncontrolling Interest Allocable to Continuing Operations	536	972	184	466
(Loss) Income from Continuing Operations, Net of Noncontrolling Interest	(4,362)	(11,929)	125	(2,656)
Income from Discontinued Operations	5,953	2,535	5,478	718
Noncontrolling Interest Allocable to Discontinued Operations	(329)	(134)	(265)	(33)
Gain on Sale of Real Estate	—	—	3,777	—
Noncontrolling Interest Allocable to Gain on Sale of Real Estate	—	—	(196)	—
Net Income (Loss) Attributable to First Industrial Realty Trust, Inc.	1,262	(9,528)	8,919	(1,971)
Preferred Dividends	(4,762)	(4,798)	(4,725)	(4,662)
Redemption of Preferred Stock	—	—	—	(1,804)
Net (Loss) Income Available	$ (3,500)	$(14,326)	$ 4,194	$ (8,437)
Income from Discontinued Operations Allocable to Participating Securities	—	—	(33)	—
Net (Loss) Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (3,500)	$(14,326)	$ 4,161	$ (8,437)
Basic and Diluted Earnings Per Share:				
Loss from Continuing Operations Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (0.11)	$ (0.19)	$ (0.01)	$ (0.09)
Income from Discontinued Operations Attributable to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 0.06	$ 0.03	$ 0.06	$ 0.01
Net (Loss) Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (0.04)	$ (0.16)	$ 0.04	$ (0.09)
Weighted Average Shares Outstanding — Basic and Diluted	86,575	87,981	93,488	97,738

	Year Ended December 31, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$79,603	$78,801	$ 78,252	$79,220
Equity in Income of Joint Ventures	36	99	772	73
Noncontrolling Interest Allocable to Continuing Operations	849	477	963	794
Loss from Continuing Operations, Net of Noncontrolling Interest	(6,208)	(2,490)	(10,626)	(8,647)
Income from Discontinued Operations, Net of Income Tax (Provision) Benefit	2,674	2,873	6,134	9,265
Noncontrolling Interest Allocable to Discontinued Operations	(196)	(187)	(360)	(539)
Gain on Sale of Real Estate, Net of Income Tax Provision	—	—	918	—
Noncontrolling Interest Allocable to Gain on Sale of Real Estate	—	—	(56)	—
Net (Loss) Income Attributable to First Industrial Realty Trust, Inc.	(3,730)	196	(3,990)	79
Preferred Dividends	(4,927)	(4,947)	(4,928)	(4,763)
Net Loss Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$(8,657)	$(4,751)	$ (8,918)	$(4,684)
Basic and Diluted Earnings Per Share:				
Loss from Continuing Operations Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (0.16)	$ (0.09)	$ (0.17)	$ (0.16)
Income from Discontinued Operations Attributable to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 0.04	$ 0.03	$ 0.07	$ 0.10
Net Loss Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ (0.12)	$ (0.06)	$ (0.10)	$ (0.05)
Weighted Average Shares Outstanding — Basic and Diluted	70,639	79,727	85,930	85,941

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost: Land	(b) Initial Cost: Building and Improvements	(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12: Land	Gross Amount Carried At Close of Period 12/31/12: Building and Improvements	Gross Amount Carried At Close of Period 12/31/12: Total	Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
					(In thousands)						
Atlanta											
4250 River Green Parkway	Duluth, GA	$ —	$ 264	$ 1,522	$ 21	$ 214	$ 1,593	$ 1,807	$ 756	1994	(1)
3450 Corporate Way	Duluth, GA	—	506	2,904	(706)	284	2,420	2,704	1,264	1994	(1)
1650 Highway 155	McDonough, GA	—	788	4,544	(1,196)	365	3,771	4,136	2,179	1994	(1)
1665 Dogwood	Conyers, GA	—	635	3,662	810	635	4,472	5,107	1,962	1994	(1)
1715 Dogwood	Conyers, GA	—	288	1,675	801	228	2,536	2,764	949	1994	(1)
11235 Harland Drive	Covington, GA	—	125	739	164	125	903	1,028	395	1994	(1)
4051 Southmeadow Parkway	Atlanta, GA	—	726	4,130	866	726	4,996	5,722	2,110	1994	(1)
4071 Southmeadow Parkway	Atlanta, GA	—	750	4,460	1,919	828	6,301	7,129	2,778	1994	(1)
4081 Southmeadow Parkway	Atlanta, GA	—	1,012	5,918	1,654	1,157	7,427	8,584	3,189	1994	(1)
5570 Tulane Dr (d)	Atlanta, GA	2,326	527	2,984	1,142	546	4,107	4,653	1,442	1996	(1)
955 Cobb Place	Kennesaw, GA	2,960	780	4,420	722	804	5,118	5,922	1,942	1997	(1)
1005 Sigman Road	Conyers, GA	2,088	566	3,134	433	574	3,559	4,133	1,129	1999	(1)
2050 East Park Drive	Conyers, GA	—	452	2,504	143	459	2,640	3,099	865	1999	(1)
1256 Oakbrook Drive	Norcross, GA	1,236	336	1,907	229	339	2,133	2,472	567	2001	(1)
1265 Oakbrook Drive	Norcross, GA	1,153	307	1,742	257	309	1,997	2,306	568	2001	(1)
1280 Oakbrook Drive	Norcross, GA	1,154	281	1,592	266	283	1,856	2,139	508	2001	(1)
1300 Oakbrook Drive	Norcross, GA	1,665	420	2,381	285	423	2,663	3,086	760	2001	(1)
1325 Oakbrook Drive	Norcross, GA	1,328	332	1,879	249	334	2,126	2,460	535	2001	(1)
1351 Oakbrook Drive	Norcross, GA	—	370	2,099	(949)	146	1,374	1,520	631	2001	(1)
1346 Oakbrook Drive	Norcross, GA	—	740	4,192	(708)	352	3,872	4,224	1,506	2001	(1)
3060 South Park Blvd	Ellenwood, GA	—	1,600	12,464	2,135	1,604	14,595	16,199	3,970	2003	(1)
Greenwood Industrial Park	McDonough, GA	4,517	1,550	—	7,485	1,550	7,485	9,035	1,572	2004	(1)
46 Kent Drive	Cartersville GA	1,755	794	2,252	6	798	2,254	3,052	641	2005	(1)
100 Dorris Williams	Villa Rica GA	—	401	3,754	(698)	406	3,051	3,457	632	2005	(1)
605 Stonehill Drive	Atlanta, GA	1,539	485	1,979	(23)	490	1,951	2,441	1,338	2005	(1)
5095 Phillip Lee Drive	Atlanta, GA	4,841	735	3,627	390	740	4,012	4,752	1,855	2005	(1)
6514 Warren Drive	Norcross, GA	—	510	1,250	91	513	1,338	1,851	325	2005	(1)
6544 Warren Drive	Norcross, GA	—	711	2,310	297	715	2,603	3,318	687	2005	(1)
5356 E. Ponce De Leon	Stone Mountain, GA	2,752	604	3,888	501	610	4,383	4,993	1,692	2005	(1)
5390 E. Ponce De Leon	Stone Mountain, GA	—	397	1,791	(10)	402	1,776	2,178	530	2005	(1)
195 & 197 Collins Boulevard	Athens, GA	—	1,410	5,344	(1,742)	989	4,023	5,012	2,831	2005	(1)
1755 Enterprise Drive	Buford, GA	1,522	712	2,118	18	716	2,132	2,848	678	2006	(1)
4555 Atwater Court	Buford, GA	2,475	881	3,550	460	885	4,006	4,891	1,326	2006	(1)
80 Liberty Industrial Parkway	McDonough, GA	—	756	3,695	(1,199)	467	2,785	3,252	859	2007	(1)
596 Bonnie Valentine	Pendergrass, GA	—	2,580	21,730	2,766	2,594	24,482	27,076	4,458	2007	(1)
11415 Old Roswell Road	Alpharetta, GA	—	2,403	1,912	388	2,428	2,275	4,703	610	2008	(1)
Baltimore											
1820 Portal	Baltimore, MD	—	884	4,891	1,551	899	6,427	7,326	1,966	1998	(1)
9700 Martin Luther King Hwy	Lanham, MD	—	700	1,920	529	700	2,449	3,149	837	2003	(1)
9730 Martin Luther King Hwy	Lanham, MD	—	500	955	388	500	1,343	1,843	436	2003	(1)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost: Land	(b) Initial Cost: Building and Improvements	(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12: Land	Gross Amount Carried At Close of Period 12/31/12: Building and Improvements	Gross Amount Carried At Close of Period 12/31/12: Total	Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
					(In thousands)						
4621 Boston Way	Lanham, MD	—	1,100	3,070	390	1,100	3,460	4,560	1,019	2003	(I)
4720 Boston Way	Lanham, MD	—	1,200	2,174	604	1,200	2,778	3,978	773	2003	(I)
22520 Randolph Drive	Dulles, VA	7,393	3,200	8,187	(850)	3,208	7,329	10,537	1,344	2004	(I)
22630 Dulles Summit Court	Dulles, VA	—	2,200	9,346	(820)	2,206	8,520	10,726	1,593	2004	(I)
4201 Forbes Boulevard	Lanham, MD	—	356	1,823	341	375	2,145	2,520	630	2005	(I)
4370-4383 Lottsford Vista Road	Lanham, MD	—	279	1,358	74	296	1,415	1,711	349	2005	(I)
4400 Lottsford Vista Road	Lanham, MD	—	351	1,955	303	372	2,237	2,609	537	2005	(I)
4420 Lottsford Vista Road	Lanham, MD	—	539	2,196	146	568	2,313	2,881	639	2005	(I)
11204 McCormick Road	Hunt Valley, MD	—	1,017	3,132	148	1,038	3,259	4,297	1,100	2005	(I)
11110 Pepper Road	Hunt Valley, MD	—	918	2,529	345	938	2,854	3,792	947	2005	(I)
11100-11120 Gilroy Road	Hunt Valley, MD	—	901	1,455	(55)	919	1,382	2,301	412	2005	(I)
318 Clubhouse Lane	Hunt Valley, MD	—	701	1,691	53	718	1,727	2,445	491	2005	(I)
10709 Gilroy Road	Hunt Valley, MD	2,479	913	2,705	(113)	913	2,592	3,505	1,035	2005	(I)
10707 Gilroy Road	Hunt Valley, MD	—	1,111	3,819	683	1,136	4,477	5,613	1,224	2005	(I)
38 Loveton Circle	Sparks, MD	—	1,648	2,151	(241)	1,690	1,868	3,558	562	2005	(I)
7120-7132 Ambassador Road	Baltimore, MD	—	829	1,329	1,142	847	2,453	3,300	496	2005	(I)
7142 Ambassador Road	Hunt Valley, MD	—	924	2,876	2,655	942	5,513	6,455	1,118	2005	(I)
7144-7162 Ambassador Road	Baltimore, MD	—	979	1,672	119	1,000	1,770	2,770	525	2005	(I)
7223-7249 Ambassador Road	Woodlawn, MD	—	1,283	2,674	33	1,311	2,679	3,990	982	2005	(I)
7200 Rutherford Road	Baltimore, MD	—	1,032	2,150	331	1,054	2,459	3,513	733	2005	(I)
2700 Lord Baltimore Road	Baltimore, MD	—	875	1,826	993	897	2,797	3,694	1,032	2005	(I)
1225 Bengies Road	Baltimore, MD	—	2,640	270	14,660	2,823	14,747	17,570	2,563	2008	(I)
Central Pennsylvania											
1214-B Freedom Road	Cranberry Township, PA	1,369	31	994	613	200	1,438	1,638	1,155	1994	(I)
401 Russell Drive	Middletown, PA	1,216	262	857	1,696	287	2,528	2,815	1,784	1994	(I)
2700 Commerce Drive	Middletown, PA	—	196	997	935	206	1,922	2,128	1,302	1994	(I)
2701 Commerce Drive	Middletown, PA	1,892	141	859	1,263	164	2,099	2,263	1,314	1994	(I)
2780 Commerce Drive	Middletown, PA	1,690	113	743	1,165	209	1,812	2,021	1,310	1994	(I)
350 Old Silver Spring Road	Mechanicsburg, PA	—	510	2,890	6,452	541	9,311	9,852	3,254	1997	(I)
16522 Hunters Green Parkway	Hagerstown, MD	12,680	1,390	13,104	3,893	1,863	16,524	18,387	3,889	2003	(I)
18212 Shawley Drive	Hagerstown, MD	6,539	1,000	5,847	908	1,016	6,739	7,755	1,601	2004	(I)
37 Valley View Drive	Jessup, PA	2,976	542	—	3,017	532	3,027	3,559	598	2004	(I)
301 Railroad Avenue	Shiremanstown, PA	—	1,181	4,447	2,611	1,328	6,911	8,239	2,252	2005	(I)
431 Railroad Avenue	Shiremanstown, PA	8,698	1,293	7,164	2,044	1,341	9,160	10,501	3,163	2005	(I)
6951 Allentown Blvd	Harrisburg, PA	—	585	3,176	127	601	3,287	3,888	910	2005	(I)
320 Reliance Road	Washington, PA	—	201	1,819	(283)	178	1,559	1,737	586	2005	(I)
1351 Eisenhower Blvd., Bldg. 1	Harrisburg, PA	1,881	382	2,343	55	387	2,393	2,780	637	2006	(I)
1351 Eisenhower Blvd., Bldg. 2	Harrisburg, PA	1,366	436	1,587	52	443	1,632	2,075	495	2006	(I)
1490 Dennison Circle	Carlisle, PA	—	1,500	—	13,876	2,341	13,035	15,376	2,045	2008	(I)
298 First Avenue	Gouldsboro, PA	—	7,022	—	58,266	7,019	58,269	65,288	6,636	2008	(I)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost Land	(b) Initial Cost Building and Improvements	(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12 Land	Gross Amount Carried At Close of Period 12/31/12 Building and Improvements	Gross Amount Carried At Close of Period 12/31/12 Total	Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
					(In thousands)						
225 Cross Farm Lane	York, PA	18,476	4,718	—	23,567	4,715	23,570	28,285	3,099	2008	(l)
105 Steamboat Blvd	Manchester, PA	—	4,085	14,464	6	4,085	14,470	18,555	533	2012	(l)
Chicago											
720-730 Landwehr Drive	Northbrook, IL	—	521	2,982	567	521	3,549	4,070	1,486	1994	(l)
1385 101st Street	Lemont, IL	4,148	967	5,554	1,691	968	7,244	8,212	2,929	1994	(l)
6750 South Sayre Avenue	Bedford Park, IL	—	224	1,309	552	224	1,861	2,085	791	1994	(l)
585 Slawin Court	Mount Prospect, IL	—	611	3,505	1,697	525	5,288	5,813	2,745	1994	(l)
2300 Windsor Court	Addison, IL	3,826	688	3,943	1,226	696	5,161	5,857	2,325	1994	(l)
3505 Thayer Court	Aurora, IL	—	430	2,472	409	430	2,881	3,311	1,336	1994	(l)
305-311 Era Drive	Northbrook, IL	—	200	1,154	953	205	2,102	2,307	666	1994	(l)
3150-3160 Macarthur Boulevard	Northbrook, IL	—	429	2,518	125	429	2,643	3,072	1,217	1994	(l)
365 North Avenue	Carol Stream, IL	6,146	1,042	6,882	2,631	1,073	9,482	10,555	4,431	1994	(l)
11241 Melrose Street	Franklin Park, IL	—	332	1,931	49	208	2,104	2,312	1,199	1995	(l)
11939 South Central Avenue	Alsip, IL	—	1,208	6,843	2,685	1,305	9,431	10,736	3,372	1997	(l)
1010-50 Sesame Street	Bensenville, IL	—	979	5,546	3,812	1,048	9,289	10,337	2,877	1997	(l)
2120-24 Roberts	Broadview, IL	—	220	1,248	240	231	1,477	1,708	540	1998	(l)
800 Business Drive	Mount Prospect, IL	—	631	3,493	328	666	3,786	4,452	1,132	2000	(l)
580 Slawin Court	Mount Prospect, IL	827	233	1,292	(37)	162	1,326	1,488	459	2000	(l)
1005 101st Street	Lemont, IL	6,053	1,200	6,643	857	1,220	7,480	8,700	2,164	2001	(l)
175 Wall Street	Glendale Heights, IL	1,476	427	2,363	163	433	2,520	2,953	729	2002	(l)
800-820 Thorndale Avenue	Bensenville, IL	—	751	4,159	2,174	761	6,323	7,084	2,397	2002	(l)
251 Airport Road	North Aurora, IL	5,242	983	—	6,770	983	6,770	7,753	1,853	2002	(l)
1661 Feehanville Drive	Mount Prospect, IL	—	985	5,455	2,600	1,044	7,996	9,040	2,280	2004	(l)
1850 Touhy & 1158-60 Mccabe Ave.	Elk Grove Village, IL	—	1,500	4,842	(105)	1,514	4,723	6,237	1,326	2004	(l)
1088-1130 Thorndale Avenue	Bensenville, IL	—	2,103	3,674	358	2,108	4,027	6,135	1,455	2005	(l)
855-891 Busse (Route 83)	Bensenville, IL	—	1,597	2,767	67	1,601	2,830	4,431	968	2005	(l)
1060-1074 W. Thorndale Ave	Bensenville, IL	—	1,704	2,108	357	1,709	2,460	4,169	920	2005	(l)
400 Crossroads Pkwy	Bolingbrook, IL	5,561	1,178	9,453	1,014	1,181	10,464	11,645	2,638	2005	(l)
7609 W. Industrial Drive	Forest Park, IL	—	1,207	2,343	81	1,213	2,418	3,631	846	2005	(l)
7801 W. Industrial Drive	Forest Park, IL	—	1,215	3,020	468	1,220	3,483	4,703	1,039	2005	(l)
825 E. 26th Street	LaGrange, IL	—	1,547	2,078	2,649	1,617	4,657	6,274	1,911	2005	(l)
725 Kimberly Drive	Carol Stream, IL	—	793	1,395	207	801	1,594	2,395	478	2005	(l)
17001 S. Vincennes	Thornton, IL	—	497	504	37	513	525	1,038	290	2005	(l)
1111 Davis Road	Elgin, IL	2,787	998	1,859	998	1,046	2,809	3,855	1,439	2006	(l)
2900 W. 166th Street	Markham, IL	—	1,132	4,293	723	1,134	5,014	6,148	1,775	2007	(l)
555 W. Algonquin Rd	Arlington Heights, IL	—	574	741	1,936	579	2,672	3,251	512	2007	(l)
7000 W. 60th Street	Chicago, IL	—	609	932	237	667	1,111	1,778	708	2007	(l)
9501 Nevada	Franklin Park, IL	7,440	2,721	5,630	101	2,737	5,715	8,452	1,169	2008	(l)
1501 Oakton Street	Elk Grove Village, IL	8,753	3,369	6,121	139	3,482	6,147	9,629	1,543	2008	(l)
16500 W. 103rd Street	Woodridge, IL	2,647	744	2,458	355	762	2,796	3,558	599	2008	(l)
8505 50th Street	Kenosha, WI	13,879	4,100	—	24,072	3,212	24,960	28,172	3,046	2008	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12			Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
			Land	Building and Improvements		Land	Building and Improvements	Total			
					(In thousands)						
Cincinnati											
9900-9970 Princeton	Cincinnati, OH	3,621	545	3,088	1,571	566	4,638	5,204	1,842	1996	(l)
2940 Highland	Cincinnati, OH	—	1,717	9,730	14	1,146	10,315	11,461	4,768	1996	(l)
4700-4750 Creek Road	Blue Ash, OH	—	1,080	6,118	1,272	1,109	7,361	8,470	2,877	1996	(l)
4436 Muhlhauser Road	Hamilton, OH	3,728	630	—	5,077	630	5,077	5,707	1,275	2002	(l)
4438 Muhlhauser Road	Hamilton, OH	4,722	779	—	6,407	779	6,407	7,186	1,752	2002	(l)
420 Wards Corner Road	Loveland, OH	—	600	1,083	539	606	1,616	2,222	452	2003	(l)
422 Wards Corner Road	Loveland, OH	—	600	1,811	(156)	592	1,663	2,255	442	2003	(l)
4663 Dues Drive	Westchester, OH	—	858	2,273	825	875	3,081	3,956	2,284	2005	(l)
9345 Princeton-Glendale Road	Westchester, OH	1,510	818	1,648	317	840	1,943	2,783	810	2006	(l)
9525 Glades Drive	Westchester, OH	—	347	1,323	99	355	1,414	1,769	385	2007	(l)
9774-9792 Windisch Road	Westchester, OH	—	392	1,744	(9)	394	1,733	2,127	405	2007	(l)
9808-9830 Windisch Road	Westchester, OH	—	395	2,541	33	397	2,572	2,969	467	2007	(l)
9842-9862 Windisch Road	Westchester, OH	—	506	3,148	76	508	3,222	3,730	586	2007	(l)
9872-9898 Windisch Road	Westchester, OH	—	546	3,039	81	548	3,118	3,666	599	2007	(l)
9902-9922 Windisch Road	Westchester, OH	—	623	4,003	368	627	4,367	4,994	974	2007	(l)
Cleveland											
30311 Emerald Valley Parkway	Glenwillow, OH	9,467	681	11,838	993	691	12,821	13,512	3,029	2006	(l)
30333 Emerald Valley Parkway	Glenwillow, OH	4,911	466	5,447	174	475	5,612	6,087	1,565	2006	(l)
7800 Cochran Road	Glenwillow, OH	6,886	972	7,033	327	991	7,341	8,332	1,820	2006	(l)
7900 Cochran Road	Glenwillow, OH	5,326	775	6,244	127	792	6,354	7,146	1,503	2006	(l)
7905 Cochran Road	Glenwillow, OH	—	920	6,174	341	921	6,514	7,435	1,625	2006	(l)
30600 Carter Street	Solon, OH	—	989	3,042	391	1,022	3,400	4,422	1,830	2006	(l)
8181 Darrow Road	Twinsburg, OH	7,366	2,478	6,791	2,007	2,496	8,781	11,277	2,260	2008	(l)
Dallas											
2406-2416 Walnut Ridge	Dallas, TX	—	178	1,006	622	172	1,634	1,806	502	1997	(l)
2401-2419 Walnut Ridge	Dallas, TX	—	148	839	398	142	1,243	1,385	355	1997	(l)
900-906 Great Southwest Pkwy	Arlington, TX	—	237	1,342	628	270	1,937	2,207	676	1997	(l)
3000 West Commerce	Dallas, TX	—	456	2,584	1,110	469	3,681	4,150	1,296	1997	(l)
3030 Hansboro	Dallas, TX	—	266	1,510	(619)	87	1,070	1,157	656	1997	(l)
405-407 113th	Arlington, TX	—	181	1,026	588	185	1,610	1,795	552	1997	(l)
816 111th Street	Arlington, TX	892	251	1,421	195	258	1,609	1,867	566	1997	(l)
7427 Dogwood Park	Richland Hills, TX	—	96	532	302	102	828	930	249	1998	(l)
7348-54 Tower Street	Richland Hills, TX	—	88	489	213	94	696	790	223	1998	(l)
7339-41 Tower Street	Richland Hills, TX	—	98	541	179	104	714	818	235	1998	(l)
7437-45 Tower Street	Richland Hills, TX	—	102	563	258	108	815	923	236	1998	(l)
7331-59 Airport Freeway	Richland Hills, TX	1,739	354	1,958	350	372	2,290	2,662	822	1998	(l)
7338-60 Dogwood Park	Richland Hills, TX	—	106	587	234	112	815	927	241	1998	(l)
7450-70 Dogwood Park	Richland Hills, TX	—	106	584	124	112	702	814	254	1998	(l)
7423-49 Airport Freeway	Richland Hills, TX	1,559	293	1,621	472	308	2,078	2,386	673	1998	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost Land	(b) Initial Cost Building and Improvements	(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12 Land	Gross Amount Carried At Close of Period 12/31/12 Building and Improvements	Gross Amount Carried At Close of Period 12/31/12 Total	Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
					(In thousands)						
7400 Whitehall Street	Richland Hills, TX	—	109	603	95	115	692	807	231	1998	(l)
1602-1654 Terre Colony	Dallas, TX	1,859	458	2,596	838	468	3,424	3,892	1,007	2000	(l)
2351-2355 Merritt Drive	Garland, TX	—	101	574	91	92	674	766	223	2000	(l)
2220 Merritt Drive	Garland, TX	—	352	1,993	843	316	2,872	3,188	1,098	2000	(l)
2010 Merritt Drive	Garland, TX	—	350	1,981	124	318	2,137	2,455	625	2000	(l)
2363 Merritt Drive	Garland, TX	—	73	412	69	47	507	554	242	2000	(l)
2447 Merritt Drive	Garland, TX	—	70	395	(115)	23	327	350	159	2000	(l)
2465-2475 Merritt Drive	Garland, TX	—	91	514	32	71	566	637	192	2000	(l)
2485-2505 Merritt Drive	Garland, TX	—	431	2,440	889	426	3,334	3,760	1,037	2000	(l)
2081 Hutton Drive(e)	Carrolton, TX	—	448	2,540	(339)	273	2,376	2,649	734	2001	(l)
2110 Hutton Drive	Carrolton, TX	—	374	2,117	38	255	2,274	2,529	599	2001	(l)
2025 McKenzie Drive	Carrolton, TX	1,516	437	2,478	259	442	2,732	3,174	887	2001	(l)
2019 McKenzie Drive	Carrolton, TX	1,863	502	2,843	557	507	3,395	3,902	1,142	2001	(l)
1420 Valwood Parkway — Bldg 1(d)	Carrolton, TX	—	460	2,608	(1,367)	112	1,589	1,701	892	2001	(l)
1628 Valwood Parkway(d)	Carrolton, TX	—	497	2,815	310	360	3,261	3,621	1,361	2001	(l)
1505 Luna Road B-II	Carrolton, TX	—	167	948	(471)	70	574	644	262	2001	(l)
1625 West Crosby Road	Carrolton, TX	—	617	3,498	(552)	381	3,182	3,563	1,120	2001	(l)
2029-2035 McKenzie Drive	Carrolton, TX	1,585	306	1,870	236	306	2,106	2,412	609	2001	(l)
1840 Hutton Drive(d)	Carrolton, TX	—	811	4,597	(862)	552	3,994	4,546	1,505	2001	(l)
1420 Valwood Pkwy — Bldg II	Carrolton, TX	—	373	2,116	276	366	2,399	2,765	679	2001	(l)
2015 McKenzie Drive	Carrolton, TX	2,588	510	2,891	428	516	3,313	3,829	992	2001	(l)
2009 McKenzie Drive	Carrolton, TX	2,416	476	2,699	399	481	3,093	3,574	887	2001	(l)
1505 Luna Road Bl I	Carrolton, TX	—	521	2,953	(1,885)	129	1,460	1,589	801	2001	(l)
2104 Hutton Drive	Carrolton, TX	—	246	1,393	(404)	132	1,103	1,235	407	2001	(l)
900-1100 Avenue S	Grand Prairie, TX	2,654	623	3,528	1,406	629	4,928	5,557	1,474	2002	(l)
Plano Crossing(f)	Plano, TX	9,367	1,961	11,112	781	1,981	11,873	13,854	3,168	2002	(l)
7413A-C Dogwood Park	Richland Hills, TX	—	110	623	250	111	872	983	227	2002	(l)
7450 Tower Street	Richland Hills, TX	—	36	204	103	36	307	343	90	2002	(l)
7436 Tower Street	Richland Hills, TX	—	57	324	196	58	519	577	124	2002	(l)
7426 Tower Street	Richland Hills, TX	—	76	429	249	76	678	754	189	2002	(l)
7427-7429 Tower Street	Richland Hills, TX	—	75	427	134	76	560	636	162	2002	(l)
2840-2842 Handley Ederville Rd	Richland Hills, TX	—	112	635	54	113	688	801	175	2002	(l)
7451-7477 Airport Freeway	Richland Hills, TX	1,419	256	1,453	464	259	1,914	2,173	470	2002	(l)
7450 Whitehall Street	Richland Hills, TX	—	104	591	414	105	1,004	1,109	259	2002	(l)
3000 Wesley Way	Richland Hills, TX	903	208	1,181	18	211	1,196	1,407	307	2002	(l)
7451 Dogwood Park	Richland Hills, TX	601	133	753	29	134	781	915	212	2002	(l)
825-827 Avenue H(d)	Arlington, TX	2,604	600	3,006	67	604	3,069	3,673	1,003	2004	(l)
1013-31 Avenue M	Grand Prairie, TX	—	300	1,504	238	302	1,740	2,042	483	2004	(l)
1172-84 113th Street(d)	Grand Prairie, TX	2,028	700	3,509	(51)	704	3,454	4,158	946	2004	(l)
1200-16 Avenue H(d)	Arlington, TX	1,804	600	2,846	220	604	3,062	3,666	768	2004	(l)
1322-66 W. North Carrier Parkway(e)	Grand Prairie, TX	4,403	1,000	5,012	106	1,006	5,112	6,118	1,411	2004	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost Land	(b) Initial Cost Building and Improvements	(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12 Land	Gross Amount Carried At Close of Period 12/31/12 Building and Improvements	Gross Amount Carried At Close of Period 12/31/12 Total	Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
					(In thousands)						
2401-2407 Centennial Dr	Arlington, TX	2,213	600	2,534	45	604	2,575	3,179	936	2004	(l)
3111 West Commerce Street	Dallas, TX	3,653	1,000	3,364	282	1,011	3,635	4,646	1,010	2004	(l)
13800 Senlac Drive	Farmers Ranch, TX	3,534	823	4,042	(18)	825	4,022	4,847	1,019	2005	(l)
801-831 S Great Southwest Pkwy(g)	Grand Prairie, TX	—	2,581	16,556	(218)	2,586	16,333	18,919	6,074	2005	(l)
801 Heinz Way	Grand Prairie, TX	2,915	599	3,327	349	601	3,674	4,275	1,440	2005	(l)
901-937 Heinz Way	Grand Prairie, TX	2,186	493	2,758	31	481	2,801	3,282	841	2005	(l)
3301 Century Circle	Irving, TX	2,549	760	3,856	204	771	4,049	4,820	800	2007	(l)
3901 W Miller Road	Garland, TX	—	1,912	—	15,201	1,947	15,166	17,113	2,458	2008	(l)
Denver											
4785 Elati	Denver, CO	—	173	981	127	175	1,106	1,281	335	1997	(l)
4770 Fox Street	Denver, CO	—	132	750	209	134	957	1,091	340	1997	(l)
3851-3871 Revere	Denver, CO	1,285	361	2,047	283	368	2,323	2,691	838	1997	(l)
4570 Ivy Street	Denver, CO	1,075	219	1,239	216	220	1,454	1,674	527	1997	(l)
5855 Stapleton Drive North	Denver, CO	1,369	288	1,630	214	290	1,842	2,132	650	1997	(l)
5885 Stapleton Drive North	Denver, CO	1,806	376	2,129	307	380	2,432	2,812	949	1997	(l)
5977 North Broadway	Denver, CO	1,418	268	1,518	384	271	1,899	2,170	652	1997	(l)
5952-5978 North Broadway	Denver, CO	2,401	414	2,346	916	422	3,254	3,676	1,207	1997	(l)
4721 Ironton Street	Denver, CO	—	232	1,313	23	236	1,332	1,568	447	1997	(l)
7003 E 47th Ave Drive	Denver, CO	—	441	2,689	(10)	441	2,679	3,120	1,023	1997	(l)
9500 West 49th Street — A	Wheatridge, CO	—	283	1,625	71	287	1,692	1,979	671	1997	(l)
9500 West 49th Street — B	Wheatridge, CO	—	225	1,272	115	227	1,385	1,612	510	1997	(l)
9500 West 49th Street — C	Wheatridge, CO	—	600	3,409	114	601	3,522	4,123	1,359	1997	(l)
9500 West 49th Street — D	Wheatridge, CO	—	246	1,537	378	247	1,914	2,161	794	1997	(l)
451-591 East 124th Avenue	Littleton, CO	—	383	2,145	161	383	2,306	2,689	798	1997	(l)
15000 West 6th Avenue	Golden, CO	—	913	5,174	951	918	6,120	7,038	2,238	1997	(l)
14998 West 6th Avenue Bldg E	Golden, CO	—	565	3,199	341	570	3,535	4,105	1,373	1997	(l)
14998 West 6th Avenue Bldg F	Englewood, CO	—	269	1,525	104	273	1,625	1,898	611	1997	(l)
12503 East Euclid Drive	Denver, CO	—	1,208	6,905	587	1,036	7,664	8,700	3,243	1997	(l)
6547 South Racine Circle	Englewood, CO	2,944	739	4,241	313	739	4,554	5,293	1,786	1997	(l)
11701 East 53rd Avenue	Denver, CO	—	416	2,355	307	422	2,656	3,078	955	1997	(l)
5401 Oswego	Denver, CO	—	273	1,547	354	278	1,896	2,174	745	1997	(l)
14818 West 6th Avenue Bldg A	Golden, CO	—	468	2,799	236	468	3,035	3,503	1,187	1997	(l)
14828 West 6th Avenue Bldg B	Golden, CO	—	503	2,942	286	503	3,228	3,731	1,156	1997	(l)
445 Bryant Street	Denver, CO	7,045	1,829	10,219	2,703	1,829	12,922	14,751	4,580	1998	(l)
3811 Joliet	Denver, CO	—	735	4,166	448	752	4,597	5,349	1,683	1998	(l)
12055 E 49th Ave/4955 Peoria	Denver, CO	—	298	1,688	526	305	2,207	2,512	821	1998	(l)
4940-4950 Paris	Denver, CO	—	152	861	285	156	1,142	1,298	384	1998	(l)
4970 Paris	Denver, CO	—	95	537	101	97	636	733	233	1998	(l)
7367 South Revere Parkway	Englewood, CO	3,345	926	5,124	953	934	6,069	7,003	2,414	1998	(l)
8200 East Park Meadows Drive(d)	Lone Tree, CO	—	1,297	7,348	1,045	1,304	8,386	9,690	2,419	2000	(l)
3250 Quentin Street(d)	Aurora, CO	—	1,220	6,911	721	1,230	7,622	8,852	2,398	2000	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12			Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
			Land	Building and Improvements		Land	Building and Improvements	Total			
					(In thousands)						
Highpoint Bus Ctr B	Littleton, CO	—	739	—	3,406	781	3,364	4,145	1,079	2000	(1)
1130 W. 124th Ave.	Westminster, CO	—	441	—	3,379	441	3,379	3,820	1,017	2000	(1)
1070 W. 124th Ave.	Westminster, CO	—	374	—	2,894	374	2,894	3,268	853	2000	(1)
1020 W. 124th Ave.	Westminster, CO	—	374	—	2,827	374	2,827	3,201	815	2000	(1)
8810 W. 116th Circle	Broomfield, CO	—	312	—	1,330	370	1,272	1,642	284	2001	(1)
960 W. 124th Ave	Westminster, CO	—	441	—	3,442	442	3,441	3,883	1,037	2001	(1)
8820 W. 116th Circle	Broomfield, CO	—	338	1,918	350	372	2,234	2,606	561	2003	(1)
8835 W. 116th Circle	Broomfield, CO	—	1,151	6,523	1,315	1,304	7,685	8,989	1,925	2003	(1)
18150 E. 32nd Place	Aurora, CO	1,941	563	3,188	314	572	3,493	4,065	964	2004	(1)
3400 Fraser Street	Aurora, CO	2,372	616	3,593	(203)	620	3,386	4,006	796	2005	(1)
7005 E. 46th Avenue Drive	Denver, CO	1,476	512	2,025	94	517	2,114	2,631	585	2005	(1)
4001 Salazar Way	Frederick, CO	4,119	1,271	6,508	(88)	1,276	6,415	7,691	1,591	2006	(1)
5909-5915 N. Broadway	Denver, CO	941	495	1,268	85	500	1,348	1,848	448	2006	(1)
555 Corporate Circle	Golden, CO	—	499	2,673	2,528	559	5,141	5,700	955	2006	(1)
Detroit											
1731 Thorncroft	Troy, MI	—	331	1,904	189	331	2,093	2,424	937	1994	(1)
47461 Clipper	Plymouth Township, MI	—	122	723	66	122	789	911	374	1994	(1)
238 Executive Drive	Troy, MI	—	52	173	514	100	639	739	575	1994	(1)
449 Executive Drive	Troy, MI	—	125	425	1,057	218	1,389	1,607	1,219	1994	(1)
501 Executive Drive	Troy, MI	—	71	236	600	129	778	907	608	1994	(1)
451 Robbins Drive	Troy, MI	—	96	448	864	192	1,216	1,408	1,083	1994	(1)
1095 Crooks Road	Troy, MI	—	331	1,017	2,624	360	3,612	3,972	2,288	1994	(1)
1416 Meijer Drive	Troy, MI	—	94	394	399	121	766	887	689	1994	(1)
1624 Meijer Drive	Troy, MI	—	236	1,406	967	373	2,236	2,609	1,866	1994	(1)
1972 Meijer Drive	Troy, MI	—	315	1,301	735	372	1,979	2,351	1,579	1994	(1)
1621 Northwood Drive	Troy, MI	—	85	351	1,014	215	1,235	1,450	1,165	1994	(1)
1707 Northwood Drive	Troy, MI	—	95	262	1,327	239	1,445	1,684	1,241	1994	(1)
1788 Northwood Drive	Troy, MI	—	50	196	483	103	626	729	562	1994	(1)
1826 Northwood Drive	Troy, MI	—	55	208	472	103	632	735	552	1994	(1)
1864 Northwood Drive	Troy, MI	—	57	190	489	107	629	736	570	1994	(1)
2451 Elliott Avenue	Troy, MI	—	78	319	739	164	972	1,136	906	1994	(1)
2730 Research Drive	Rochester Hills, MI	—	903	4,215	1,402	903	5,617	6,520	4,292	1994	(1)
2791 Research Drive	Rochester Hills, MI	—	557	2,731	752	560	3,480	4,040	2,214	1994	(1)
2871 Research Drive	Rochester Hills, MI	—	324	1,487	574	327	2,058	2,385	1,452	1994	(1)
3011 Research Drive	Rochester Hills, MI	—	457	2,104	712	457	2,816	3,273	2,086	1994	(1)
2870 Technology Drive	Rochester Hills, MI	—	275	1,262	342	279	1,600	1,879	1,169	1994	(1)
2900 Technology Drive	Rochester Hills, MI	—	214	977	564	219	1,536	1,755	913	1994	(1)
2930 Technology Drive	Rochester Hills, MI	—	131	594	435	138	1,022	1,160	630	1994	(1)
2950 Technology Drive	Rochester Hills, MI	—	178	819	381	185	1,193	1,378	873	1994	(1)
23014 Commerce Drive	Farmington Hills, MI	—	39	203	216	56	402	458	322	1994	(1)
23028 Commerce Drive	Farmington Hills, MI	—	98	507	285	125	765	890	644	1994	(1)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12			Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
			Land	Building and Improvements		Land	Building and Improvements	Total			
					(In thousands)						
23035 Commerce Drive	Farmington Hills, MI	—	71	355	235	93	568	661	485	1994	(l)
23042 Commerce Drive	Farmintgon Hills, MI	—	67	277	273	89	528	617	462	1994	(l)
23065 Commerce Drive	Farmington Hills, MI	—	71	408	289	93	675	768	514	1994	(l)
23079 Commerce Drive	Farmington Hills, MI	—	68	301	290	79	580	659	461	1994	(l)
23093 Commerce Drive	Farmington Hills, MI	—	211	1,024	1,219	295	2,159	2,454	1,526	1994	(l)
23135 Commerce Drive	Farmington Hills, MI	—	146	701	392	158	1,081	1,239	800	1994	(l)
23163 Commerce Drive	Farmington Hills, MI	—	111	513	382	138	868	1,006	641	1994	(l)
23177 Commerce Drive	Farmington Hills, MI	—	175	1,007	608	254	1,536	1,790	1,177	1994	(l)
23206 Commerce Drive	Farmington Hills, MI	—	125	531	367	137	886	1,023	661	1994	(l)
23370 Commerce Drive	Farmington Hills, MI	—	59	233	175	66	401	467	373	1994	(l)
1451 East Lincoln Avenue	Madison Heights, MI	—	299	1,703	(496)	148	1,358	1,506	780	1995	(l)
4400 Purks Drive	Auburn Hills, MI	—	602	3,410	3,300	612	6,700	7,312	2,677	1995	(l)
32450 N Avis Drive	Madison Heights, MI	—	281	1,590	529	286	2,114	2,400	870	1996	(l)
12707 Eckles Road	Plymouth Township, MI	—	255	1,445	243	267	1,676	1,943	663	1996	(l)
9300-9328 Harrison Rd	Romulus, MI	—	147	834	352	159	1,174	1,333	430	1996	(l)
9330-9358 Harrison Rd	Romulus, MI	—	81	456	267	89	715	804	275	1996	(l)
28420-28448 Highland Rd	Romulus, MI	—	143	809	296	154	1,094	1,248	409	1996	(l)
28450-28478 Highland Rd	Romulus, MI	—	81	461	603	90	1,055	1,145	420	1996	(l)
28421-28449 Highland Rd	Romulus, MI	—	109	617	499	119	1,106	1,225	414	1996	(l)
28451-28479 Highland Rd	Romulus, MI	—	107	608	431	117	1,029	1,146	361	1996	(l)
28825-28909 Highland Rd	Romulus, MI	—	70	395	376	78	763	841	277	1996	(l)
28933-29017 Highland Rd	Romulus, MI	—	112	634	356	122	980	1,102	325	1996	(l)
28824-28908 Highland Rd	Romulus, MI	—	134	760	542	145	1,291	1,436	421	1996	(l)
28932-29016 Highland Rd	Romulus, MI	—	123	694	554	133	1,238	1,371	385	1996	(l)
9710-9734 Harrison Rd	Romulus, MI	—	125	706	417	135	1,113	1,248	376	1996	(l)
9740-9772 Harrison Rd	Romulus, MI	—	132	749	336	143	1,074	1,217	390	1996	(l)
9840-9868 Harrison Rd	Romulus, MI	—	144	815	282	155	1,086	1,241	390	1996	(l)
9800-9824 Harrison Rd	Romulus, MI	—	117	664	348	127	1,002	1,129	324	1996	(l)
29265-29285 Airport Dr	Romulus, MI	—	140	794	255	151	1,038	1,189	397	1996	(l)
29185-29225 Airport Dr	Romulus, MI	—	140	792	507	151	1,288	1,439	459	1996	(l)
29149-29165 Airport Dr	Romulus, MI	—	216	1,225	294	231	1,504	1,735	584	1996	(l)
29101-29115 Airport Dr	Romulus, MI	—	130	738	275	141	1,002	1,143	406	1996	(l)
29031-29045 Airport Dr	Romulus, MI	—	124	704	118	134	812	946	323	1996	(l)
29050-29062 Airport Dr	Romulus, MI	—	127	718	221	137	929	1,066	356	1996	(l)
29120-29134 Airport Dr	Romulus, MI	—	161	912	297	173	1,197	1,370	454	1996	(l)
29200-29214 Airport Dr	Romulus, MI	—	170	963	376	182	1,327	1,509	502	1996	(l)
9301-9339 Middlebelt Rd	Romulus, MI	—	124	703	478	130	1,175	1,305	433	1996	(l)
32975 Capitol Avenue	Livonia, MI	—	135	748	(170)	77	636	713	291	1998	(l)
32920 Capitol Avenue	Livonia, MI	—	76	422	(91)	27	380	407	179	1998	(l)
11923 Brookfield Avenue	Livonia, MI	—	120	665	(324)	32	429	461	266	1998	(l)
13405 Stark Road	Livonia, MI	—	46	254	(3)	30	267	297	115	1998	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost: Land	(b) Initial Cost: Building and Improvements	(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12: Land	Gross Amount Carried At Close of Period 12/31/12: Building and Improvements	Gross Amount Carried At Close of Period 12/31/12: Total	Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
					(In thousands)						
1170 Chicago Road	Troy, MI	—	249	1,380	(438)	134	1,057	1,191	522	1998	(l)
1200 Chicago Road	Troy, MI	—	268	1,483	263	286	1,728	2,014	612	1998	(l)
450 Robbins Drive	Troy, MI	—	166	920	229	178	1,137	1,315	399	1998	(l)
1230 Chicago Road	Troy, MI	—	271	1,498	167	289	1,647	1,936	599	1998	(l)
12886 Westmore Avenue	Livonia, MI	—	190	1,050	(351)	86	803	889	406	1998	(l)
33025 Industrial Road	Livonia, MI	—	80	442	(324)	6	192	198	165	1998	(l)
47711 Clipper Street	Plymouth Township, MI	—	539	2,983	279	575	3,226	3,801	1,173	1998	(l)
32975 Industrial Road	Livonia, MI	—	160	887	(192)	92	763	855	347	1998	(l)
32985 Industrial Road	Livonia, MI	—	137	761	(329)	46	523	569	289	1998	(l)
32995 Industrial Road	Livonia, MI	—	160	887	(381)	53	613	666	363	1998	(l)
12874 Westmore Avenue	Livonia, MI	—	137	761	(275)	58	565	623	299	1998	(l)
1775 Bellingham	Troy, MI	—	344	1,902	365	367	2,244	2,611	817	1998	(l)
1785 East Maple	Troy, MI	—	92	507	140	98	641	739	218	1998	(l)
1807 East Maple	Troy, MI	—	321	1,775	(420)	191	1,485	1,676	688	1998	(l)
980 Chicago	Troy, MI	—	206	1,141	238	220	1,365	1,585	485	1998	(l)
1840 Enterprise Drive	Rochester Hills, MI	—	573	3,170	(2,261)	49	1,433	1,482	1,135	1998	(l)
1885 Enterprise Drive	Rochester Hills, MI	—	209	1,158	200	223	1,344	1,567	463	1998	(l)
1935-55 Enterprise Drive	Rochester Hills, MI	—	1,285	7,144	1,339	1,371	8,397	9,768	2,976	1998	(l)
5500 Enterprise Court	Warren, MI	—	675	3,737	660	721	4,351	5,072	1,521	1998	(l)
750 Chicago Road	Troy, MI	—	323	1,790	510	345	2,278	2,623	894	1998	(l)
800 Chicago Road	Troy, MI	—	283	1,567	363	302	1,911	2,213	687	1998	(l)
850 Chicago Road	Troy, MI	—	183	1,016	218	196	1,221	1,417	431	1998	(l)
1100 East Mandoline Road	Madison Heights, MI	—	888	4,915	(1,406)	332	4,065	4,397	1,940	1998	(l)
1080, 1120, 1180 John Papalas Drive(e)	Lincoln Park, MI	—	366	3,241	384	297	3,694	3,991	1,656	1998	(l)
4872 S. Lapeer Road	Lake Orion Twsp, MI	—	1,342	5,441	1,307	1,412	6,678	8,090	2,189	1999	(l)
22701 Trolley Industrial	Taylor, MI	—	795	—	7,252	849	7,198	8,047	2,286	1999	(l)
1400 Allen Drive	Troy, MI	—	209	1,154	149	212	1,300	1,512	385	2000	(l)
1408 Allen Drive	Troy, MI	—	151	834	133	153	965	1,118	338	2000	(l)
1305 Stephenson Hwy	Troy, MI	—	345	1,907	255	350	2,157	2,507	657	2000	(l)
32505 Industrial Drive	Madison Heights, MI	—	345	1,910	335	351	2,239	2,590	755	2000	(l)
1799-1855 Northfield Drive(d)	Rochester Hills, MI	—	481	2,665	345	490	3,001	3,491	924	2000	(l)
28435 Automation Blvd	Wixom, MI	—	621	—	3,662	628	3,655	4,283	736	2004	(l)
32200 N Avis Drive	Madison Heights, MI	—	503	3,367	(1,315)	195	2,360	2,555	836	2005	(l)
100 Kay Industrial Drive	Rion Township, MI	—	677	2,018	277	685	2,287	2,972	792	2005	(l)
32650 Capitol Avenue	Livonia, MI	—	282	1,128	(499)	168	743	911	159	2005	(l)
11800 Sears Drive	Livonia, MI	—	693	1,507	1,195	476	2,919	3,395	1,176	2005	(l)
1099 Chicago Road	Troy, MI	—	1,277	1,332	(1,769)	303	537	840	201	2005	(l)
42555 Merrill Road	Sterling Heights, MI	—	1,080	2,300	3,487	1,090	5,777	6,867	1,526	2006	(l)
200 Northpointe Drive	Orion Township, MI	—	723	2,063	36	734	2,088	2,822	668	2006	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost: Land	(b) Initial Cost: Building and Improvements	(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12: Land	Gross Amount Carried At Close of Period 12/31/12: Building and Improvements	Gross Amount Carried At Close of Period 12/31/12: Total	Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
		(In thousands)									
Houston											
2102-2314 Edwards Street	Houston, TX	—	348	1,973	1,697	382	3,636	4,018	1,100	1997	(l)
3351 Rauch St	Houston, TX	—	272	1,541	539	278	2,074	2,352	698	1997	(l)
3801-3851 Yale St	Houston, TX	2,095	413	2,343	433	425	2,764	3,189	1,040	1997	(l)
3337-3347 Rauch Street	Houston, TX	—	227	1,287	454	233	1,735	1,968	566	1997	(l)
8505 N Loop East	Houston, TX	1,705	439	2,489	642	449	3,121	3,570	1,097	1997	(l)
4749-4799 Eastpark Dr	Houston, TX	2,496	594	3,368	1,264	611	4,615	5,226	1,574	1997	(l)
4851 Homestead Road	Houston, TX	3,284	491	2,782	1,583	504	4,352	4,856	1,409	1997	(l)
3365-3385 Rauch Street	Houston, TX	1,703	284	1,611	695	290	2,300	2,590	868	1997	(l)
5050 Campbell Road	Houston, TX	1,725	461	2,610	540	470	3,141	3,611	1,086	1997	(l)
4300 Pine Timbers	Houston, TX	2,783	489	2,769	741	499	3,500	3,999	1,252	1997	(l)
2500-2530 Fairway Park Drive	Houston, TX	3,405	766	4,342	2,022	792	6,338	7,130	2,074	1997	(l)
6550 Longpointe	Houston, TX	1,380	362	2,050	478	370	2,520	2,890	937	1997	(l)
1815 Turning Basin Dr	Houston, TX	1,879	487	2,761	687	531	3,404	3,935	1,244	1997	(l)
1819 Turning Basin Dr	Houston, TX	—	231	1,308	545	251	1,833	2,084	662	1997	(l)
1805 Turning Basin Dr	Houston, TX	2,218	564	3,197	883	616	4,028	4,644	1,481	1997	(l)
9835A Genard Road	Houston, TX	—	1,505	8,333	3,334	1,581	11,591	13,172	3,562	1999	(l)
9835B Genard Road	Houston, TX	—	245	1,357	827	256	2,173	2,429	707	1999	(l)
11505 State Highway 225	LaPorte City, TX	4,631	940	4,675	606	940	5,281	6,221	1,470	2005	(l)
1500 E. Main Street	Houston, TX	—	201	1,328	(26)	204	1,299	1,503	671	2005	(l)
700 Industrial Blvd	Sugar Land, TX	3,311	608	3,679	317	617	3,987	4,604	908	2007	(l)
7230-7238 Wynnwood	Houston, TX	—	254	764	152	259	911	1,170	257	2007	(l)
7240-7248 Wynnwood	Houston, TX	—	271	726	18	276	739	1,015	253	2007	(l)
7250-7260 Wynnwood	Houston, TX	—	200	481	147	203	625	828	192	2007	(l)
6400 Long Point	Houston, TX	—	188	898	(7)	188	891	1,079	317	2007	(l)
12705 S. Kirkwood, Ste 100-150	Stafford, TX	—	154	626	80	155	705	860	172	2007	(l)
12705 S. Kirkwood, Ste 200-220	Stafford, TX	—	404	1,698	256	393	1,965	2,358	593	2007	(l)
8850 Jameel	Houston, TX	—	171	826	69	171	895	1,066	266	2007	(l)
8800 Jameel	Houston, TX	—	163	798	(124)	124	713	837	207	2007	(l)
8700 Jameel	Houston, TX	—	170	1,020	(162)	120	908	1,028	297	2007	(l)
8600 Jameel	Houston, TX	—	163	818	43	163	861	1,024	228	2007	(l)
7967 Blankenship	Houston, TX	—	307	1,166	220	307	1,386	1,693	284	2010	(l)
8800 City Park Loop East	Houston, TX	23,925	3,717	19,237	1	3,717	19,237	22,954	1,608	2011	(l)
Indianapolis											
2900 N Shadeland Avenue	Indianapolis, IN	—	2,057	13,565	3,453	2,057	17,018	19,075	7,013	1996	(l)
1445 Brookville Way	Indianapolis, IN	—	459	2,603	999	476	3,585	4,061	1,369	1996	(l)
1440 Brookville Way	Indianapolis, IN	3,710	665	3,770	897	685	4,647	5,332	2,095	1996	(l)
1240 Brookville Way	Indianapolis, IN	—	247	1,402	328	258	1,719	1,977	733	1996	(l)
1345 Brookville Way	Indianapolis, IN	—	586	3,321	696	601	4,002	4,603	1,671	1996	(l)
1350 Brookville Way	Indianapolis, IN	—	205	1,161	341	212	1,495	1,707	671	1996	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12			Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
			Land	Building and Improvements		Land	Building and Improvements	Total			
					(In thousands)						
1341 Sadlier Circle South	Indianapolis, IN	—	131	743	179	136	917	1,053	365	1996	(1)
1322-1438 Sadlier Circle East	Indianapolis, IN	—	145	822	320	152	1,135	1,287	446	1996	(1)
1327-1441 Sadlier Circle West	Indianapolis, IN	—	218	1,234	498	225	1,725	1,950	616	1996	(1)
1304 Sadlier Circle West	Indianapolis, IN	—	71	405	189	75	590	665	237	1996	(1)
1402-1430 Sadlier Circle West	Indianapolis, IN	—	165	934	367	171	1,295	1,466	497	1996	(1)
1504 Sadlier Circle South	Indianapolis, IN	—	219	1,238	(125)	115	1,217	1,332	656	1996	(1)
1365-1367 Sadlier Way Circle East	Indianapolis, IN	—	121	688	37	91	755	846	329	1996	(1)
1352-1354 Sadlier Circle West	Indianapolis, IN	—	178	1,008	187	166	1,207	1,373	477	1996	(1)
1335 Sadlier Circle East	Indianapolis, IN	—	81	460	204	85	660	745	241	1996	(1)
1425 Sadlier Circle West	Indianapolis, IN	—	21	117	37	23	152	175	63	1996	(1)
6951 East 30th St	Indianapolis, IN	—	256	1,449	206	265	1,646	1,911	676	1996	(1)
6701 East 30th St	Indianapolis, IN	—	78	443	98	82	537	619	211	1996	(1)
6737 East 30th St	Indianapolis, IN	1,804	385	2,181	195	398	2,363	2,761	981	1996	(1)
6555 East 30th St	Indianapolis, IN	—	484	4,760	2,072	484	6,832	7,316	2,529	1996	(1)
8402-8440 E 33rd St	Indianapolis, IN	—	222	1,260	587	230	1,839	2,069	768	1996	(1)
8520-8630 E 33rd St	Indianapolis, IN	—	326	1,848	279	281	2,172	2,453	890	1996	(1)
8710-8768 E 33rd St	Indianapolis, IN	—	175	993	480	180	1,468	1,648	589	1996	(1)
3316-3346 N. Pagosa Court	Indianapolis, IN	—	325	1,842	429	332	2,264	2,596	888	1996	(1)
7901 West 21st St.	Indianapolis, IN	5,118	1,048	6,027	279	1,048	6,306	7,354	2,451	1997	(1)
1225 Brookville Way	Indianapolis, IN	—	60	—	416	68	408	476	154	1997	(1)
6751 E 30th St	Indianapolis, IN	2,549	728	2,837	337	741	3,161	3,902	1,217	1997	(1)
9200 East 146th Street	Noblesville, IN	—	181	1,221	1,059	181	2,280	2,461	811	1998	(1)
6575 East 30th Street	Indianapolis, IN	1,845	118	—	2,088	128	2,078	2,206	781	1998	(1)
6585 East 30th Street	Indianapolis, IN	2,757	196	—	3,101	196	3,101	3,297	1,066	1998	(1)
9210 E. 146th Street	Noblesville, IN	—	66	684	167	52	865	917	335	1998	(1)
5705-97 Park Plaza Ct.	Indianapolis, IN	2,587	600	2,194	778	609	2,963	3,572	862	2003	(1)
9319-9341 Castlegate Drive	Indianapolis, IN	—	530	1,235	777	544	1,998	2,542	595	2003	(1)
1133 Northwest L Street	Richmond, IN	462	201	1,358	(48)	208	1,303	1,511	584	2006	(1)
14425 Bergen Blvd	Noblesville, IN	—	647	—	3,861	743	3,765	4,508	868	2007	(1)
Miami											
4700 NW 15th Ave.	Ft. Lauderdale, FL	—	908	1,883	395	912	2,274	3,186	655	2007	(1)
4710 NW 15th Ave.	Ft. Lauderdale, FL	—	830	2,722	386	834	3,104	3,938	739	2007	(1)
4720 NW 15th Ave.	Ft. Lauderdale, FL	—	937	2,455	453	942	2,903	3,845	628	2007	(1)
4740 NW 15th Ave.	Ft. Lauderdale, FL	—	1,107	3,111	361	1,112	3,467	4,579	742	2007	(1)
4750 NW 15th Ave.	Ft. Lauderdale, FL	—	947	3,079	762	951	3,837	4,788	887	2007	(1)
4800 NW 15th Ave.	Ft. Lauderdale, FL	—	1,092	3,308	186	1,097	3,489	4,586	751	2007	(1)
Medley Industrial Center	Medley, FL	—	857	3,428	3,335	864	6,756	7,620	1,027	2007	(1)
12601 &12605 NW 115th Avenue	Medley, FL	—	2,521	—	638	828	2,331	3,159	184	2008	(1)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12			Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
			Land	Building and Improvements		Land	Building and Improvements	Total			
					(In thousands)						
Milwaukee											
N25 W23255 Paul Road	Pewaukee, WI	1,926	569	3,270	(187)	450	3,202	3,652	1,437	1994	(l)
6523 N Sydney Place	Glendale, WI	—	172	976	(63)	80	1,005	1,085	487	1995	(l)
5355 South Westridge Drive	New Berlin, WI	5,581	1,630	7,058	(108)	1,646	6,934	8,580	1,319	2004	(l)
320-334 W. Vogel Avenue	Milwaukee, WI	2,780	506	3,199	(135)	508	3,062	3,570	1,218	2005	(l)
4950 South 6th Avenue	Milwaukee, WI	1,518	299	1,565	250	301	1,813	2,114	735	2005	(l)
17005 W. Ryerson Road	New Berlin, WI	3,025	403	3,647	243	405	3,888	4,293	1,143	2005	(l)
W140 N9059 Lilly Road	Menomonee Falls, WI	—	343	1,153	232	366	1,362	1,728	491	2005	(l)
200 W. Vogel Avenue-Bldg B	Milwaukee, WI	1,907	301	2,150	—	302	2,149	2,451	871	2005	(l)
4921 S. 2nd Street	Milwaukee, WI	—	101	713	(219)	58	537	595	242	2005	(l)
1500 Peebles Drive	Richland Center, WI	—	1,577	1,018	(278)	1,528	789	2,317	622	2005	(l)
16600 West Glendale Ave	New Berlin, WI	2,419	704	1,923	877	715	2,789	3,504	1,078	2006	(l)
2905 S. 160th Street	New Berlin, WI	—	261	672	347	265	1,015	1,280	432	2007	(l)
2855 S. 160th Street	New Berlin, WI	—	221	628	207	225	831	1,056	277	2007	(l)
2485 Commerce Drive	New Berlin, WI	1,538	483	1,516	275	491	1,783	2,274	646	2007	(l)
14518 Whittaker Way	Menomonee Falls, WI	—	437	1,082	425	445	1,499	1,944	434	2007	(l)
N58W15380 Shawn Circle	Menomonee Falls, WI	—	1,188	—	16,949	1,204	16,933	18,137	1,931	2008	(l)
Minneapolis/St. Paul											
6201 West 111th Street	Bloomington, MN	3,935	1,358	8,622	13,445	1,519	21,906	23,425	9,510	1994	(l)
7251-7267 Washington Avenue	Edina, MN	—	129	382	703	182	1,032	1,214	761	1994	(l)
7301-7325 Washington Avenue	Edina, MN	—	174	391	3	193	375	568	96	1994	(l)
7101 Winnetka Avenue South	Brooklyn Park, MN	5,833	2,195	6,084	3,935	2,228	9,986	12,214	6,576	1994	(l)
9901 West 74th Street	Eden Prairie, MN	3,278	621	3,289	2,954	639	6,225	6,864	4,994	1994	(l)
1030 Lone Oak Road	Eagan, MN	2,540	456	2,703	598	456	3,301	3,757	1,432	1994	(l)
1060 Lone Oak Road	Eagan, MN	3,289	624	3,700	539	624	4,239	4,863	1,870	1994	(l)
5400 Nathan Lane	Plymouth, MN	2,866	749	4,461	791	757	5,244	6,001	2,294	1994	(l)
6655 Wedgwood Road	Maple Grove, MN	6,967	1,466	8,342	3,408	1,466	11,750	13,216	4,771	1994	(l)
10120 W 76th Street	Eden Prairie, MN	—	315	1,804	1,761	315	3,565	3,880	1,495	1995	(l)
12155 Nicollet Ave.	Burnsville, MN	—	286	—	1,741	288	1,739	2,027	749	1995	(l)
4100 Peavey Road	Chaska, MN	—	277	2,261	704	277	2,965	3,242	1,174	1996	(l)
5205 Highway 169	Plymouth, MN	—	446	2,525	848	578	3,241	3,819	1,367	1996	(l)
7100-7198 Shady Oak Road	Eden Prairie, MN	4,848	715	4,054	2,401	736	6,434	7,170	2,299	1996	(l)
7500-7546 Washington Avenue	Eden Prairie, MN	—	229	1,300	883	235	2,177	2,412	789	1996	(l)
7550-7586 Washington Avenue	Eden Prairie, MN	—	153	867	295	157	1,158	1,315	453	1996	(l)
5240-5300 Valley Industrial Blvd	Shakopee, MN	2,250	362	2,049	822	371	2,862	3,233	1,037	1996	(l)
500-530 Kasota Avenue SE	Minneapolis, MN	—	415	2,354	998	434	3,333	3,767	1,222	1998	(l)
2530-2570 Kasota Avenue	St. Paul, MN	—	407	2,308	825	441	3,099	3,540	1,082	1998	(l)
5775 12th Avenue	Shakopee, MN	4,187	590	—	5,427	590	5,427	6,017	1,782	1998	(l)
1157 Valley Park Drive	Shakopee, MN	—	760	—	6,592	888	6,464	7,352	2,246	1999	(l)
9600 West 76th Street	Eden Prairie, MN	2,260	1,000	2,450	155	1,034	2,571	3,605	733	2004	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12			Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
			Land	Building and Improvements		Land	Building and Improvements	Total			
					(In thousands)						
9700 West 76th Street	Eden Prairie, MN	3,168	1,000	2,709	558	1,038	3,229	4,267	974	2004	(1)
7600 69th Avenue	Greenfield, MN	—	1,500	8,328	1,388	1,510	9,706	11,216	2,898	2004	(1)
5017 Boone Avenue North	New Hope, MN	2,023	1,000	1,599	(15)	1,009	1,575	2,584	665	2005	(1)
2300 West Highway 13	Burnsville, MN	—	2,517	6,069	(2,577)	1,296	4,713	6,009	2,755	2005	(1)
1087 Park Place	Shakopee, MN	4,241	1,195	4,891	(666)	1,198	4,222	5,420	846	2005	(1)
5391 12th Avenue SE	Shakopee, MN	4,690	1,392	8,149	(339)	1,395	7,807	9,202	1,669	2005	(1)
4701 Valley Industrial Blvd S	Shakopee, MN	5,738	1,296	7,157	(261)	1,299	6,893	8,192	1,984	2005	(1)
316 Lake Hazeltine Drive	Chaska, MN	—	714	944	(111)	729	818	1,547	271	2006	(1)
6455 City West Parkway	Eden Prairie, MN	—	659	3,189	(411)	665	2,772	3,437	697	2006	(1)
1225 Highway 169 North	Plymouth, MN	—	1,190	1,979	34	1,207	1,996	3,203	649	2006	(1)
7035 Winnetka Avene North	Brooklyn Park, MN	4,308	1,275	—	6,469	1,343	6,401	7,744	901	2007	(1)
139 Eva Street	St. Paul, MN	—	2,132	3,105	90	2,175	3,152	5,327	655	2008	(1)
21900 Dodd Boulevard	Lakeville, MN	9,554	2,289	7,952	(1)	2,289	7,952	10,241	982	2010	(1)
Nashville											
1621 Heil Quaker Boulevard	Nashville, TN	2,343	413	2,383	1,845	430	4,211	4,641	2,242	1995	(1)
3099 Barry Drive	Portland, TN	—	418	2,368	(687)	248	1,851	2,099	945	1996	(1)
1931 Air Lane Drive	Nashville, TN	2,386	489	2,785	254	493	3,035	3,528	1,126	1997	(1)
4640 Cummings Park	Nashville, TN	2,139	360	2,040	674	365	2,709	3,074	869	1999	(1)
1740 River Hills Drive	Nashville, TN	2,983	848	4,383	624	888	4,967	5,855	1,687	2005	(1)
211 Ellery Court	Nashville, TN	3,044	606	3,192	433	616	3,615	4,231	1,018	2007	(1)
130 Maddox Road	Gallatin, TN	17,012	1,778	—	24,267	1,778	24,267	26,045	2,745	2008	(1)
Northern New Jersey											
14 World's Fair Drive	Franklin, NJ	—	483	2,735	672	503	3,387	3,890	1,262	1997	(1)
12 World's Fair Drive	Franklin, NJ	—	572	3,240	1,002	593	4,221	4,814	1,530	1997	(1)
22 World's Fair Drive	Franklin, NJ	—	364	2,064	652	375	2,705	3,080	1,168	1997	(1)
26 World's Fair Drive	Franklin, NJ	—	361	2,048	561	377	2,593	2,970	953	1997	(1)
24 World's Fair Drive	Franklin, NJ	—	347	1,968	316	362	2,269	2,631	873	1997	(1)
20 World's Fair Drive Lot 13	Sumerset, NJ	—	9	—	2,555	691	1,873	2,564	548	1999	(1)
45 Route 46	Pine Brook, NJ	—	969	5,491	906	978	6,388	7,366	1,870	2000	(1)
43 Route 46	Pine Brook, NJ	—	474	2,686	563	479	3,244	3,723	996	2000	(1)
39 Route 46	Pine Brook, NJ	—	260	1,471	156	262	1,625	1,887	490	2000	(1)
26 Chapin Road	Pine Brook, NJ	4,807	956	5,415	787	965	6,193	7,158	1,936	2000	(1)
30 Chapin Road	Pine Brook, NJ	4,562	960	5,440	393	969	5,824	6,793	1,696	2000	(1)
20 Hook Mountain Road	Pine Brook, NJ	—	1,507	8,542	2,950	1,534	11,465	12,999	3,971	2000	(1)
30 Hook Mountain Road	Pine Brook, NJ	—	389	2,206	514	396	2,713	3,109	783	2000	(1)
55 Route 46	Pine Brook, NJ	—	396	2,244	(367)	314	1,959	2,273	673	2000	(1)
16 Chapin Rod	Pine Brook, NJ	3,629	885	5,015	559	901	5,558	6,459	1,645	2000	(1)
20 Chapin Road	Pine Brook, NJ	4,538	1,134	6,426	517	1,154	6,923	8,077	2,055	2000	(1)
2500 Main Street	Sayreville, NJ	3,492	944	—	4,493	944	4,493	5,437	1,130	2002	(1)
2400 Main Street	Sayreville, NJ	—	996	—	5,534	996	5,534	6,530	1,156	2003	(1)
309-313 Pierce Street	Somerset, NJ	3,492	1,300	4,628	1,020	1,309	5,639	6,948	1,518	2004	(1)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12			Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
			Land	Building and Improvements		Land	Building and Improvements	Total			
					(In thousands)						
Philadelphia											
230-240 Welsh Pool Road	Exton, PA	—	154	851	367	170	1,202	1,372	388	1998	(l)
264 Welsh Pool Road	Exton, PA	—	147	811	306	162	1,102	1,264	475	1998	(l)
254 Welsh Pool Road	Exton, PA	—	75	418	214	91	617	708	230	1998	(l)
243-251 Welsh Pool Road	Exton, PA	—	144	796	445	159	1,226	1,385	462	1998	(l)
151-161 Philips Road	Exton, PA	—	191	1,059	288	229	1,309	1,538	472	1998	(l)
216 Philips Road	Exton, PA	—	199	1,100	499	220	1,578	1,798	546	1998	(l)
14 McFadden Road	Palmer, PA	1,633	600	1,349	56	625	1,380	2,005	655	2004	(l)
2801 Red Lion Road	Philadelphia, PA	—	950	5,916	721	964	6,623	7,587	2,414	2005	(l)
3240 S. 78th Street	Philadelphia, PA	—	515	1,245	(256)	423	1,081	1,504	430	2005	(l)
200 Cascade Drive, Bldg. 1	Allen Town, PA	18,378	2,133	17,562	923	2,769	17,849	20,618	4,834	2007	(l)
200 Cascade Drive, Bldg. 2	Allen Town, PA	2,418	310	2,268	174	316	2,436	2,752	493	2007	(l)
6300 Bristol Pike	Levittown, PA	—	1,074	2,642	(414)	964	2,338	3,302	1,112	2008	(l)
2455 Boulevard of Generals	Norristown, PA	3,543	1,200	4,800	1,088	1,226	5,862	7,088	1,530	2008	(l)
Phoenix											
1045 South Edward Drive	Tempe, AZ	—	390	2,160	164	396	2,318	2,714	787	1999	(l)
50 South 56th Street	Chandler, AZ	—	1,206	3,218	1,246	1,252	4,418	5,670	787	2004	(l)
4701 W. Jefferson	Phoenix, AZ	2,647	926	2,195	443	929	2,635	3,564	1,125	2005	(l)
7102 W. Roosevelt	Phoenix, AZ	—	1,613	6,451	891	1,620	7,335	8,955	2,223	2006	(l)
4137 West Adams Street	Phoenix, AZ	—	990	2,661	466	1,038	3,079	4,117	727	2006	(l)
245 W. Lodge	Tempe, AZ	—	898	3,066	(1,890)	362	1,712	2,074	551	2007	(l)
1590 E Riverview Dr.	Phoenix, AZ	—	1,293	5,950	401	1,292	6,352	7,644	947	2008	(l)
14131 N. Rio Vista Blvd	Peoria, AZ	—	2,563	9,388	1,718	2,563	11,106	13,669	2,352	2008	(l)
8716 W. Ludlow Drive	Peoria, AZ	—	2,709	10,970	1,237	2,709	12,207	14,916	2,087	2008	(l)
3815 W. Washington St.	Phoenix, AZ	3,853	1,675	4,514	149	1,719	4,619	6,338	668	2008	(l)
9180 W. Buckeye Road	Tolleson, AZ	7,154	1,904	6,805	2,140	1,923	8,926	10,849	1,400	2008	(l)
Salt Lake City											
350 Ironwood Drive(i)	Salt Lake City, UT	—	2,688	15,643	3,967	2,688	19,610	22,298	7,107	1997	(l)
1270 West 2320 South	West Valley, UT	—	138	784	183	143	962	1,105	398	1998	(l)
1275 West 2240 South	West Valley, UT	—	395	2,241	338	408	2,566	2,974	960	1998	(l)
1288 West 2240 South	West Valley, UT	—	119	672	104	123	772	895	270	1998	(l)
2235 South 1300 West	West Valley, UT	—	198	1,120	339	204	1,453	1,657	478	1998	(l)
1293 West 2200 South	West Valley, UT	—	158	896	158	163	1,049	1,212	366	1998	(l)
1279 West 2200 South	West Valley, UT	—	198	1,120	349	204	1,463	1,667	558	1998	(l)
1272 West 2240 South	West Valley, UT	—	336	1,905	399	347	2,293	2,640	814	1998	(l)
1149 West 2240 South	West Valley, UT	—	217	1,232	158	225	1,382	1,607	501	1998	(l)
1142 West 2320 South	West Valley, UT	—	217	1,232	101	225	1,325	1,550	482	1998	(l)
1152 West 2240 South	West Valley, UT	—	1,652	—	2,577	669	3,560	4,229	1,231	2000	(l)
2323 South 900 W	Salt Lake City, UT	—	886	2,995	348	898	3,331	4,229	1,514	2006	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12			Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
			Land	Building and Improvements		Land	Building and Improvements	Total			
					(In thousands)						
1815-1957 South 4650 West	Salt Lake City, UT	7,290	1,707	10,873	306	1,713	11,173	12,886	2,331	2006	(l)
2100 Alexander Street	West Valley, UT	1,248	376	1,670	156	376	1,826	2,202	331	2007	(l)
2064 Alexander Street	West Valley, UT	2,156	864	2,771	191	869	2,957	3,826	746	2007	(l)
Seattle											
1901 Raymond Ave SW	Renton, WA	1,606	4,458	2,659	705	4,594	3,228	7,822	647	2008	(l)
19014 64th Avenue South	Kent, WA	3,242	1,990	3,979	472	2,042	4,400	6,442	919	2008	(l)
18640 68th Avenue South	Kent, WA	642	1,218	1,950	379	1,258	2,289	3,547	516	2008	(l)
3480 Marginal Way	Seattle, WA	—	9,139	5,881	1,224	9,340	6,903	16,243	651	2008	(l)
Southern California											
1944 Vista Bella Way	Rancho Domingue, CA	3,792	1,746	3,148	555	1,822	3,627	5,449	1,074	2005	(l)
2000 Vista Bella Way	Rancho Domingue, CA	1,388	817	1,673	287	853	1,924	2,777	570	2005	(l)
2835 East Ana Street	Rancho Domingue, CA	2,946	1,682	2,750	(227)	1,772	2,433	4,205	700	2005	(l)
16275 Technology Drive	San Diego, CA	—	2,848	8,641	(139)	2,859	8,491	11,350	1,885	2005	(l)
665 N. Baldwin Park Blvd.	City of Industry, CA	4,522	2,124	5,219	1,587	2,143	6,787	8,930	1,813	2006	(l)
27801 Avenue Scott	Santa Clarita, CA	7,444	2,890	7,020	788	2,902	7,796	10,698	1,796	2006	(l)
2610 & 2660 Columbia St	Torrance, CA	4,828	3,008	5,826	804	3,031	6,607	9,638	1,344	2006	(l)
433 Alaska Avenue	Torrance, CA	—	681	168	19	684	184	868	80	2006	(l)
4020 S. Compton Ave	Los Angeles, CA	—	3,800	7,330	71	3,825	7,376	11,201	1,412	2006	(l)
6305 El Camino Real	Carlsbad, CA	—	1,590	6,360	7,563	1,590	13,923	15,513	2,516	2006	(l)
2325 Camino Vida Roble	Carlsbad, CA	2,063	1,441	1,239	629	1,446	1,863	3,309	400	2006	(l)
2335 Camino Vida Roble	Carlsbad, CA	1,115	817	762	173	821	931	1,752	282	2006	(l)
2345 Camino Vida Roble	Carlsbad, CA	770	562	456	88	565	541	1,106	198	2006	(l)
2355 Camino Vida Roble	Carlsbad, CA	615	481	365	139	483	502	985	145	2006	(l)
2365 Camino Vida Roble	Carlsbad, CA	1,172	1,098	630	121	1,102	747	1,849	223	2006	(l)
2375 Camino Vida Roble	Carlsbad, CA	1,511	1,210	874	185	1,214	1,055	2,269	316	2006	(l)
6451 El Camino Real	Carlsbad, CA	—	2,885	1,931	642	2,895	2,563	5,458	703	2006	(l)
8572 Spectrum Lane	San Diego, CA	2,234	806	3,225	439	807	3,663	4,470	718	2007	(l)
13100 Gregg Street	Poway, CA	—	1,040	4,160	474	1,073	4,601	5,674	1,165	2007	(l)
21730-21748 Marilla St.	Chatsworth, CA	3,014	2,585	3,210	42	2,608	3,229	5,837	688	2007	(l)
8015 Paramount	Pico Rivera, CA	—	3,616	3,902	61	3,657	3,922	7,579	1,035	2007	(l)
3365 E. Slauson	Vernon, CA	—	2,367	3,243	40	2,396	3,254	5,650	905	2007	(l)
3015 East Ana	Rancho Domingue, CA	—	19,678	9,321	7,501	20,144	16,356	36,500	4,035	2007	(l)
19067 Reyes Ave	Rancho Domingue, CA	—	9,281	3,920	202	9,381	4,022	13,403	1,309	2007	(l)
24870 Nandina Avenue	Moreno Valley, CA	—	13,543	—	19,589	6,482	26,650	33,132	114	2012	(l)
1250 Rancho Conejo Blvd.	Thousand Oaks, CA	—	1,435	779	39	1,441	812	2,253	230	2007	(l)
1260 Rancho Conejo Blvd.	Thousand Oaks, CA	—	1,353	722	(804)	675	596	1,271	221	2007	(l)
1270 Rancho Conejo Blvd.	Thousand Oaks, CA	—	1,224	716	21	1,229	732	1,961	211	2007	(l)
1280 Rancho Conejo Blvd.	Thousand Oaks, CA	3,033	2,043	3,408	(240)	2,051	3,160	5,211	492	2007	(l)
1290 Rancho Conejo Blvd	Thousand Oaks, CA	2,615	1,754	2,949	(204)	1,761	2,738	4,499	430	2007	(l)
100 West Sinclair Street	Riverside, CA	—	4,894	3,481	(4,556)	1,819	2,000	3,819	1,008	2007	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost: Land	(b) Initial Cost: Building and Improvements	(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12: Land	Gross Amount Carried At Close of Period 12/31/12: Building and Improvements	Gross Amount Carried At Close of Period 12/31/12: Total	Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
					(In thousands)						
14050 Day Street	Moreno Valley, CA	3,505	2,538	2,538	291	2,565	2,801	5,366	556	2008	(l)
12925 Marlay Avenue	Fontana, CA	9,688	6,072	7,891	762	6,090	8,635	14,725	2,198	2008	(l)
18201-18291 Santa Fe	Rancho Domingue, CA	10,393	6,720	—	9,191	6,897	9,014	15,911	1,152	2008	(l)
1011 Rancho Conejo	Thousand Oaks, CA	5,705	7,717	2,518	(186)	7,752	2,296	10,048	704	2008	(l)
2300 Corporate Center Drive	Thousand Oaks, CA	—	6,506	4,885	(5,485)	3,236	2,670	5,906	660	2008	(l)
20700 Denker Avenue	Rancho Domingue, CA	5,509	5,767	2,538	1,459	5,964	3,801	9,765	1,122	2008	(l)
18408 Laurel Park Road	Rancho Domingue, CA	—	2,850	2,850	721	2,874	3,547	6,421	592	2008	(l)
19021 S. Reyes Ave.	Rancho Domingue, CA	—	8,183	7,501	756	8,545	7,895	16,440	1,105	2008	(l)
Southern New Jersey											
2060 Springdale Road	Cherry Hill, NJ	—	258	1,436	805	258	2,241	2,499	847	1998	(l)
111 Whittendale Drive	Morrestown, NJ	1,916	522	2,916	395	522	3,311	3,833	977	2000	(l)
7851 Airport Highway	Pennsauken, NJ	—	160	508	381	162	887	1,049	275	2003	(l)
103 Central Avenue	Mt. Laurel, NJ	—	610	1,847	1,131	619	2,969	3,588	812	2003	(l)
7890 Airport Hwy/7015 Central	Pennsauken, NJ	1,312	300	989	511	425	1,375	1,800	736	2006	(l)
600 Creek Road	Delanco, NJ	—	2,125	6,504	(1,955)	1,557	5,117	6,674	2,382	2007	(l)
1070 Thomas Busch Memorial Hwy	Pennsauken, NJ	2,681	1,054	2,278	84	1,084	2,332	3,416	608	2007	(l)
St. Louis											
8921-8971 Frost Avenue	Hazelwood, MO	—	431	2,479	772	431	3,251	3,682	1,283	1994	(l)
9043-9083 Frost Avenue	Hazelwood, MO	—	319	1,838	2,306	319	4,144	4,463	1,288	1994	(l)
10431 Midwest Industrial Blvd	Olivette, MO	1,343	237	1,360	460	237	1,820	2,057	757	1994	(l)
10751 Midwest Industrial Boulevard	Olivette, MO	—	193	1,119	262	194	1,380	1,574	537	1994	(l)
6951 N Hanley(d)	Hazelwood, MO	—	405	2,295	2,353	419	4,634	5,053	1,530	1996	(l)
1067-1083 Warson-Bldg A	St. Louis, MO	1,681	246	1,359	812	251	2,166	2,417	520	2002	(l)
1093-1107 Warson-Bldg B	St. Louis, MO	2,835	380	2,103	1,592	388	3,687	4,075	830	2002	(l)
1113-1129 Warson-Bldg C	St. Louis, MO	2,360	303	1,680	1,409	310	3,082	3,392	860	2002	(l)
1131-1151 Warson-Bldg D	St. Louis, MO	2,181	353	1,952	829	360	2,774	3,134	870	2002	(l)
6821-6857 Hazelwood Avenue	Berkeley, MO	4,753	985	6,205	614	985	6,819	7,804	1,875	2003	(l)
13701 Rider Trail North	Earth City, MO	—	800	2,099	641	804	2,736	3,540	755	2003	(l)
1908-2000 Innerbelt(d)	Overland, MO	7,736	1,590	9,026	1,001	1,591	10,026	11,617	3,200	2004	(l)
9060 Latty Avenue	Berkeley, MO	—	687	1,947	(293)	694	1,647	2,341	1,176	2006	(l)
21-25 Gateway Commerce Center	Edwardsville, IL	22,368	1,874	31,958	206	1,928	32,110	34,038	5,756	2006	(l)
6647 Romiss Court	St. Louis, MO	—	230	681	72	241	742	983	242	2008	(l)
Tampa											
5313 Johns Road	Tampa, FL	—	204	1,159	227	257	1,333	1,590	485	1997	(l)
5525 Johns Road	Tampa, FL	—	192	1,086	424	200	1,502	1,702	707	1997	(l)
5709 Johns Road	Tampa, FL	—	192	1,086	158	200	1,236	1,436	463	1997	(l)
5711 Johns Road	Tampa, FL	—	243	1,376	140	255	1,504	1,759	560	1997	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost: Land	(b) Initial Cost: Building and Improvements	(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12: Land	Gross Amount Carried At Close of Period 12/31/12: Building and Improvements	Gross Amount Carried At Close of Period 12/31/12: Total	Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
					(In thousands)						
5453 W Waters Avenue	Tampa, FL	—	71	402	150	82	541	623	196	1997	(l)
5455 W Waters Avenue	Tampa, FL	—	307	1,742	738	326	2,461	2,787	857	1997	(l)
5553 W Waters Avenue	Tampa, FL	—	307	1,742	472	326	2,195	2,521	853	1997	(l)
5501 W Waters Avenue	Tampa, FL	—	215	871	312	242	1,156	1,398	435	1997	(l)
5503 W Waters Avenue	Tampa, FL	—	98	402	289	110	679	789	271	1997	(l)
5555 W Waters Avenue	Tampa, FL	—	213	1,206	237	221	1,435	1,656	584	1997	(l)
5557 W Waters Avenue	Tampa, FL	—	59	335	44	62	376	438	139	1997	(l)
5463 W Waters Avenue	Tampa, FL	—	497	2,751	641	560	3,329	3,889	1,239	1998	(l)
5461 W Waters Avenue	Tampa, FL	—	261	—	1,444	265	1,440	1,705	629	1998	(l)
5481 W Waters Avenue	Tampa, FL	—	558	—	2,498	561	2,495	3,056	877	1999	(l)
4515-4519 George Road	Tampa, FL	2,489	633	3,587	760	640	4,340	4,980	1,281	2001	(l)
6089 Johns Road	Tampa, FL	913	180	987	129	186	1,110	1,296	350	2004	(l)
6091 Johns Road	Tampa, FL	669	140	730	88	144	814	958	277	2004	(l)
6103 Johns Road	Tampa, FL	1,095	220	1,160	128	226	1,282	1,508	418	2004	(l)
6201 Johns Road	Tampa, FL	1,016	200	1,107	164	205	1,266	1,471	475	2004	(l)
6203 Johns Road	Tampa, FL	1,274	300	1,460	101	311	1,550	1,861	642	2004	(l)
6205 Johns Road	Tampa, FL	1,215	270	1,363	146	278	1,501	1,779	352	2004	(l)
6101 Johns Road	Tampa, FL	781	210	833	92	216	919	1,135	337	2004	(l)
4908 Tampa West Blvd	Tampa, FL	—	2,622	8,643	(820)	2,635	7,810	10,445	2,121	2005	(l)
7201-7281 Bryan Dairy Road(d)	Largo, FL	—	1,895	5,408	(1,492)	1,365	4,446	5,811	908	2006	(l)
11701 Belcher Road South	Largo, FL	—	1,657	2,768	(1,595)	852	1,978	2,830	616	2006	(l)
4900-4914 Creekside Drive(h)	Clearwater, FL	—	3,702	7,338	(3,461)	2,221	5,358	7,579	1,588	2006	(l)
12345 Starkey Road	Largo, FL	—	898	2,078	(462)	599	1,915	2,514	700	2006	(l)
Toronto											
114 Packham Rd	Stratford, ON	—	1,000	3,526	854	1,016	4,364	5,380	2,150	2007	(l)
Other											
5050 Kendrick Court	Grand Rapids, MI	—	1,721	11,433	(2,352)	988	9,814	10,802	6,843	1994	(l)
2250 Delaware Ave.	Des Moines, IA	—	277	1,609	(57)	173	1,656	1,829	721	1998	(l)
9601A Dessau Road	Austin, TX	1,232	255	—	1,862	366	1,751	2,117	559	1999	(l)
9601C Dessau Road	Austin, TX	1,416	248	—	2,184	355	2,077	2,432	1,056	1999	(l)
9601B Dessau Road	Austin, TX	1,204	248	—	1,820	355	1,713	2,068	522	2000	(l)
6266 Hurt Road	Horn Lake, MS	—	427	—	4,092	387	4,132	4,519	885	2004	(l)
6301 Hazeltine National Drive	Orlando, FL	3,887	909	4,613	276	920	4,878	5,798	1,559	2005	(l)
12626 Silicon Drive	San Antonio, TX	2,931	768	3,448	(216)	779	3,221	4,000	880	2005	(l)
3100 Pinson Valley Parkway	Birmingham, AL	—	303	742	(215)	225	605	830	235	2005	(l)

SCHEDULE III:
REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

Building Address	Location (City/State)	(a) Encumbrances	(b) Initial Cost		(c) Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/12			Accumulated Depreciation 12/31/2012	Year Acquired/ Constructed	Depreciable Lives (Years)
			Land	Building and Improvements		Land	Building and Improvements	Total			
					(In thousands)						
10330 I Street	Omaha, NE	—	1,808	8,340	(1,457)	1,619	7,072	8,691	2,361	2006	(l)
3730 Wheeler Avenue	Fort Smith, AR	—	720	2,800	(561)	589	2,370	2,959	645	2006	(l)
3200 Pond Station	Jefferson County, KY	—	2,074	—	9,890	2,120	9,844	11,964	1,417	2007	(l)
581 Welltown Road/ Tyson Blvd	Winchester, VA	7,902	2,320	—	10,855	2,401	10,774	13,175	1,497	2007	(l)
7501 NW 106th Terrace	Kansas City, MO	11,611	4,152	—	13,624	4,228	13,548	17,776	1,426	2008	(l)
600 Greene Drive	Greenville, KY	—	294	8,570	3	296	8,571	8,867	3,655	2008	(l)
Developments / Land Parcels		—									
Developments / Land Parcels(j)		—	165,660	534	5,633(m)	158,824	13,003	171,827	1,562		
Total		**$ 763,616**	**$721,610**	**$1,725,364**	**$657,900**	**$694,116(k)**	**$2,410,758(k)**	**$3,104,874**	**$735,593(k)**		

NOTES:

(a) See description of encumbrances in Note 6 to Notes to Consolidated Financial Statements.

(b) Initial cost for each respective property is tangible purchase price allocated in accordance with FASB's guidance on business combinations.

(c) Improvements are net of the write-off of fully depreciated assets and impairment of real estate.

(d) Comprised of two properties.

(e) Comprised of three properties.

(f) Comprised of four properties.

(g) Comprised of five properties.

(h) Comprised of eight properties.

(i) Comprised of 27 properties.

(j) These properties represent developable land and developments that have not been placed in service and land parcels for which we receive ground lease income.

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:

REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

(k)

	Amounts Included in Real Estate Held for Sale	Amounts Within Net Investment in Real Estate	Gross Amount Carried At Close of Period December 31, 2012
Land	$ 2,390	$ 691,726	$ 694,116
Buildings and Improvements	7,104	2,403,654	2,410,758
Less: Accumulated Depreciation	(2,958)	(732,635)	(735,593)
Subtotal	6,536	2,362,745	2,369,281
Construction in Progress	—	26,068	26,068
Net Investment in Real Estate	$ 6,536	$2,388,813	$2,395,349
Deferred Rent Receivable, Net and Other Assets, Net	229		
Total at December 31, 2012	$ 6,765		

(l) Depreciation is computed based upon the following estimated lives:

Buildings and Improvements	7 to 50 years
Land Improvements	3 to 20 years
Tenant Improvements	Life of lease

(m) Includes foreign currency translation adjustments.

At December 31, 2012, the aggregate cost of land and buildings and equipment for federal income tax purpose was approximately $3.1 billion (excluding construction in progress).

The changes in investment in real estate, including investment in real estate held for sale, for the three years ended December 31, 2012 are as follows:

	2012	2011	2010
		(In thousands)	
Balance, Beginning of Year	$3,115,050	$3,140,649	$3,351,626
Acquisition of Real Estate Assets	65,770	22,953	17,595
Construction Costs and Improvements	74,116	72,822	49,881
Disposition of Real Estate Assets	(94,093)	(91,312)	(50,929)
Impairment of Real Estate	(1,246)	2,661	(194,552)
Write-off of Fully Depreciated Assets	(28,655)	(32,723)	(32,972)
Balance, End of Year	$3,130,942	$3,115,050	$3,140,649

FIRST INDUSTRIAL REALTY TRUST, INC.
SCHEDULE III:

REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2012

The changes in accumulated depreciation, including accumulated depreciation for real estate held for sale, for the three years ended December 31, 2012 are as follows:

	2012	2011	2010
		(In thousands)	
Balance, Beginning of Year	$695,931	$663,310	$597,461
Depreciation for Year	100,074	95,931	104,175
Disposition of Assets	(31,757)	(30,587)	(5,354)
Write-off of Fully Depreciated Assets	(28,655)	(32,723)	(32,972)
Balance, End of Year	$735,593	$695,931	$663,310

MARKET INFORMATION

The following table sets forth for the periods indicated the high and low closing prices per share and distributions declared per share for our common stock, which trades on the New York Stock Exchange under the trading symbol "FR."

Quarter Ended	High	Low	Distribution Declared
December 31, 2012	$14.10	$12.66	$0.0000
September 30, 2012	$13.60	$11.99	$0.0000
June 30, 2012	$12.72	$11.09	$0.0000
March 31, 2012	$12.38	$10.30	$0.0000
December 31, 2011	$10.23	$ 7.54	$0.0000
September 30, 2011	$12.23	$ 7.81	$0.0000
June 30, 2011	$12.67	$10.51	$0.0000
March 31, 2011	$11.89	$ 9.45	$0.0000

We had 487 common stockholders of record registered with our transfer agent as of February 28, 2013.

Performance Graph

The following graph provides a comparison of the cumulative total stockholder return among the Company, the FTSE NAREIT Equity REIT Total Return Index (the "NAREIT Index") and the Standard & Poor's 500 Index ("S&P 500"). The comparison is for the periods from December 31, 2007 to December 31, 2012 and assumes the reinvestment of any dividends. The closing price for our common stock quoted on the NYSE at the close of business on December 31, 2007 was $34.60 per share. The NAREIT Index includes REITs with 75% or more of their gross invested book value of assets invested directly or indirectly in the equity ownership of real estate. Upon written request, we will provide stockholders with a list of the REITs included in the NAREIT Index. The historical information set forth below is not necessarily indicative of future performance. The following graph was prepared at our request by Research Data Group, Inc., San Francisco, California.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among First Industrial Realty Trust Inc., the S&P 500 Index, and the FTSE NAREIT Equity REITs Index


$250
$200
$150
$100
$50
$0
First Industrial Realty Trust, Inc.
S&P 500
FTSE NAREIT Equity REITs
12/07
12/08
12/09
12/10
12/11
12/12

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends Fiscal year ending December 31

	12/07	12/08	12/09	12/10	12/11	12/12
FIRST INDUSTRIAL REALTY TRUST, INC.	$100.00	$24.30	$16.83	$ 28.19	$ 32.92	$ 45.31
S&P 500	$100.00	$63.00	$79.67	$ 91.67	$ 93.61	$108.59
FTSE NAREIT Equity REITs	$100.00	$62.27	$79.70	$101.99	$110.45	$130.39

* The information provided in this performance graph shall not be deemed to be "soliciting material," to be "filed" or to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 unless specifically treated as such.

CORPORATE MANAGEMENT AND DIRECTORS

CORPORATE MANAGEMENT

Bruce W. Duncan
President and Chief Executive Officer

Scott A. Musil
Chief Financial Officer, Chief Accounting Officer, Treasurer and Assistant Secretary

Johannson L. Yap
Chief Investment Officer and Executive Vice President — West Region

David G. Harker
Executive Vice President — Central Region

Peter O. Schultz
Executive Vice President — East Region

Christopher M. Schneider
Chief Information Officer and Senior Vice President — Operations

Donald Stoffle
Executive Director — Dispositions

Robert Walter
Senior Vice President — Capital Markets

John W. Lee
General Counsel and Secretary

Arthur J. Harmon
Senior Director — Investor Relations

DIRECTORS

W. Ed Tyler†
Chairman
First Industrial Realty Trust, Inc.
Chief Executive Officer
Ideapoint Ventures
Director
Nanophase Technologies Corporation

Bruce W. Duncan‡
President and Chief Executive Officer
First Industrial Realty Trust, Inc.
Chairman
Starwood Hotels & Resorts Worldwide, Inc.

Matthew S. Dominski‡§
Principal
Polaris Capital, LLC
Director
CBL & Associates Properties, Inc.

H. Patrick Hackett, Jr.*§‡
Chief Executive Officer
HHS Co.
Director
Wintrust Financial Corporation
Textura Corporation
North Shore Bank

John Rau*§
President, Chief Executive Officer and Director
Miami Corporation
Director
AGL Resources Inc.
BMO Financial Corp.
BMO/Harris Bank

L. Peter Sharpe*†
Former President and Chief Executive Officer
Cadillac Fairview Corporation
Director
Postmedia Network Canada Corp.
Morguard Corporation
Allied Properties Real Estate Investment Trust

§ Nominating/Corporate Governance Committee
† Compensation Committee
* Audit Committee
‡ Investment Committee

CORPORATE AND STOCKHOLDER INFORMATION

Executive Office
First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 3900
Chicago, IL 60606
Phone: 312.344.4300
Fax: 312.922.6320
www.firstindustrial.com
info@firstindustrial.com

Stock Exchange Listing
New York Stock Exchange
Symbol: FR

Registrar and Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
800.446.2617

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Chicago, Illinois

Corporate Counsel
Barack Ferrazzano Kirschbaum &
Nagelberg LLP
Chicago, Illinois

10-K Report
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available on the Company's website and may also be obtained free of charge by contacting the Director of Investor Relations and Corporate Communications, First Industrial Realty Trust, Inc. Included in such report were the certifications required by Section 302 of the Sarbanes-Oxley Act.

Annual Meeting
The Annual Meeting of Stockholders of First Industrial Realty Trust, Inc., will be held on Thursday, May 9, 2013, at 9:00 A.M. CDT at the 10th Floor Conference Room, 311 South Wacker Drive, Chicago, Illinois.

To contact First Industrial's Audit Committee:
Chairman of the Audit Committee
c/o First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 3900
Chicago, IL 60606

To contact First Industrial's Nominating/Corporate Governance Committee:
Chairman of the Nominating/Corporate
Governance Committee
c/o First Industrial Realty Trust, Inc.
311 South Wacker Drive, Suite 3900
Chicago, IL 60606


FIRST
INDUSTRIAL
REALTY·TRUST

LETTER TO STOCKHOLDERS
FROM THE PRESIDENT AND CEO

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

2012 ANNUAL REPORT